As filed with the Securities and Exchange Commission on August 8, 2007

Registration No. 333-142896

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PNA GROUP, INC.

Subsidiary Guarantors Listed on Schedule A Hereto

(Exact name of registrant as specified in its charter)

Delaware	5051	04-3756642
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

400 Northridge Road, Suite 850

Atlanta, Georgia 30350

(770) 641-6460

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Maurice S. Nelson, Jr.

Chief Executive Officer

PNA Group Holding Corporation

400 Northridge Road, Suite 850

Atlanta, Georgia 30350

(770) 641-6460

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Cristopher Greer, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable following the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(6) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not exchange for these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 8, 2007

Preliminary Prospectus

PNA Group, Inc.

Offer to Exchange

$250,000,000 principal amount of our 10 3/4% senior notes due 2016

This is an offer to exchange new 10 3/4% senior notes due 2016 (the “new notes”) for PNA Group, Inc.’s (the “Issuer”) currently outstanding 10 3/4% senior notes due 2016 (the “original notes”).

Terms of Exchange Offer

•	The exchange offer expires at 5:00 p.m., New York City time, on September 10, unless it is extended.

•	There is no established trading market for the new notes, and PNA does not intend to apply for listing of the new notes on any securities exchange.

See “ Risk Factors” beginning on page 12 for a discussion of matters that participants in the exchange offer should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August     , 2007

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of the exchange offer but does not contain all of the information that you should consider before tendering your original notes in the exchange offer. You should read the entire prospectus carefully together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The terms “we,” “us,” “our,” “the Company,” the “Successor Company” and “PNA” refer to PNA Group, Inc. and its subsidiaries, unless the context otherwise require, “Platinum” refers to Platinum Equity Capital Partners and its affiliated entities, and “Platinum Advisors” refers to Platinum Equity Advisors, LLC. For purposes of arriving at our results for the year ended December 31, 2006, we combined the results of PNA Group, Inc. and its consolidated subsidiaries for the period May 10, 2006 to December 31, 2006 and the results of PNA Group, Inc. and its consolidated subsidiaries for the period January 1, 2006 to May 9, 2006.

Our Company

We are a leading national steel service center group that distributes steel products and provides value-added steel processing services to our customer base, which is largely comprised of fabricators and original equipment manufacturers across a diversified group of industries, including the non-residential construction, machinery and equipment manufacturing, oil and gas, telecommunications and utilities markets. We distribute a variety of steel products, including a full line of structural and long products, plate, flat rolled coil, tubulars and sheet, and we also perform a variety of value-added processing services for our customers. During 2006, we served more than 9,200 customers and we believe we are a crucial part of our customers’ supply chains, providing steel distribution and processing services that steel producers are typically not equipped or willing to undertake for end-users. Using sophisticated inventory and distribution information systems developed specifically for the steel service center industry, we provide just-in-time delivery to many of our customers, which enables them to manage their working capital costs better. Our steel service center facilities are strategically located in high density or high population growth areas in the United States, which puts us in a position to take advantage of growing markets and market trends. For the year ended December 31, 2006, we had combined net sales of approximately $1.56 billion and combined net income of approximately $59 million.

We intend to opportunistically pursue strategic acquisitions that will increase our scale, grow our market share of value-added products and expand our business. For example, with the consummation of the acquisition of Metals Supply Company, Ltd., or MSC, a leading structural steel service center and distributor in the Gulf Coast region of the United States, we now operate 21 steel service centers nationally, as well as manage five joint ventures that operate a total of seven service centers.

Our business is organized into two reportable segments: Long Products and Plate, or Long Products, and Flat Rolled Products, or Flat Rolled:

Long Products and Plate Segment (69% of 2006 combined net sales). Our Long Products segment operates 16 facilities throughout the Southwest, New England, Mid-Atlantic, Midwest and Southeast regions of the United States. This segment distributes structural beams, tubing, plates, sheets, pipes, channels, angles, flats, rounds, reinforcing and merchant bar, bar grating and floor plate. Through our Long Products segment, we also provide value-added steel processing capabilities that include saw-cutting, T-splitting, cambering, high speed drilling and tapping, press braking, shearing, punching, grinding, ultrasonic testing, plasma and plate burning with full computer-aided design capabilities. We market these products and services under four regional brands: Infra-Metals, Delta Steel, Metals Supply Company and Smith Pipe & Steel. Slightly over half of Long Products’ 2006 sales were to the non-residential construction market. The other major markets served by this segment include ship and barge building, railcar manufacturing, metal building fabrication, commercial and industrial fabricators, fabricators, oil and gas, and telecommunications and utilities. Our ability to identify niche market opportunities has allowed us to increase our value-added services and broaden our customer base. For example, we have established and grown our presence in providing steel monopoles to the telecommunications and utility transmission markets, both of which are expanding markets. Two of our facilities in Texas operate 60-foot, 2,200-ton Pullmax press brakes to produce a major portion of the steel monopoles used in telecommunications towers and utilities transmission towers in these markets.

Flat Rolled Products Segment (31% of 2006 combined net sales).    Our Flat Rolled segment operates five facilities located in the Midwest, the South and California, as well as seven joint venture facilities. The Flat Rolled segment offers hot rolled, hot rolled pickled and oiled, cold rolled and galvanized and other coated coil and sheet products. Virtually all of the steel sold by the Flat Rolled facilities receives value-added processing such as temper-passing, leveling or slitting. Through this segment, we also perform a substantial amount of tolling, where we process steel for a fee, without taking either title to the inventory or the associated price risk of the steel. We market these products and services under our Feralloy brand. Customers include original equipment manufacturers in the machinery and equipment, tank, railcar, agricultural and construction industries.

Industry Overview

Steel service centers operate as intermediaries between primary steel producers and end-users, which typically include fabricators and original equipment manufacturers, who require smaller quantities of more highly customized products delivered on a just-in-time basis. Due to smaller purchase sizes, producers historically have not dealt directly with end-users. By purchasing large quantities of steel from producers, steel service centers are able to take advantage of producer economies of scale resulting in lower costs of materials purchased. Because steel service centers purchase steel from a number of primary producers, they can maintain a consistent supply of various types of steel used by their customers. In turn, steel service centers allow customers to lower their inventory levels, decrease the time between the placement of an order and receipt of materials and reduce internal expenses, thereby helping these customers to manage their working capital in an efficient manner. However, unlike pure distributors that buy standard grades of steel in bulk from producers and resell them in smaller quantities to local end-users, steel service centers also engage in a variety of value-added processing operations, such as cutting, shaping or treating steel to particular customer specifications.

Purchasing magazine estimated in its May 4, 2006 issue that the combined U.S. and Canadian metal service center industry’s annual revenue was $115 billion in 2005. Based on our industry research, metal service centers represent the largest customer group of the U.S. domestic steel industry, accounting for approximately 47% of U.S. steel shipments in 2005. The metal service center industry remains highly fragmented, with over 500 companies operating in North America, based on internal Company estimates. Competition is based in large part on quality, price and the ability to provide value-added services such as working capital management and just-in-time delivery. Accordingly, the capital requirements (in terms of inventory levels and requisite machinery and working capital) needed to become a successful metal service center are a significant barrier to entry into the industry. Additionally, due to the geographic nature of the business, we have found that customers are usually located within approximately 250 miles of the service center or distributor, as transportation costs can make up a substantial portion of the cost to the customer. The geographic nature of the business also means that local supply and demand shape the competitive landscape, with each service center having its own set of regional competitors.

Our Strengths

We believe that a combination of our size and scale, our established position in the industry and our ability to carry significant amounts of inventory gives us an advantage over both our existing and potential competitors. Our strong competitive position in each of our markets is a result of numerous factors, including the following:

Leading Market Share Positions

We are one of the leading steel service center operators by volume in the United States, with 2006 annual volume of 2.6 million tons. Our steel service center facilities are located in high density or high population growth areas in the United States, including New England, the Mid-Atlantic, the Midwest, the Southeast and the Southwest, and we believe, in many cases, that our steel service centers are the number one or number two market share leaders in their respective geographic markets.

Demonstrated Ability to Grow Our Business

In May 2006 we completed the acquisition of MSC, which added $28 million of operating income which is included in our 2006 combined operating income of $119.4 million and gave us a significant market share position in structural products in the southwestern United States. Since then we have continued to actively identify targets for our acquisition pipeline, which due to industry trends toward consolidation has never been stronger. This allows us to be highly selective and competitive in pursuing potential acquisitions.

Additionally, we continually monitor and evaluate important organic growth opportunities. Our new blast paint facility in Morgan City, Louisiana has given us access to the Gulf Coast shipbuilding industry. Our ability to add key machinery and equipment at our current facilities, such as the installations of 60-foot, 2,200-ton Pullmax hydraulic press brakes at our Houston and Fort Worth facilities, has allowed us to penetrate the niche market for steel monopoles used in telecommunications and utilities markets. Furthermore, our installation of a new recoiler at the Portland, Oregon facility of one of our joint ventures will enable us to participate in the 1,300 mile “Rockies Express” natural gas pipeline project.

Our substantial indebtedness may, however, significantly limit our ability to grow our business, both due to the amount of such indebtedness and the restrictive covenants contained therein. As of March 31, 2007, our indebtedness, represented by notes, borrowings under our senior secured credit facility and capital lease obligations, was approximately $429.7 million, with $49.7 million of non-recourse real estate mortgage debt at the Travel Main Subsidiaries (as defined herein).

Broad Product Offering in Multiple High-Growth Markets

We offer an extensive portfolio of steel products, including beams, square and rectangular tubing, channels, angles, flats, rounds, reinforcing bar, plates and floor plates, sheets, and flat rolled products such as hot, cold rolled and galvanized coil. Our extensive line of products enables us to serve high-growth end markets such as non-residential construction, oil and gas, telecommunications and industrial transmission markets, ship and barge building, railcar manufacturing and equipment manufacturers, while having very little exposure to the automotive or residential construction markets. The varied markets of our customers and the geographic diversity of our facilities enable us generally to weather fluctuations in economic patterns in any particular end market or region within the United States.

Exceptional Service to Large, Diversified Customer Base

We believe that our exceptional service, quality processing, reliability and broad product offering have enabled us to develop long-term relationships with a large, diverse and loyal customer base. During 2006, we shipped products to over 9,200 customers with an average invoice size of $4,200. Our facilities are strategically located within 250 miles of the majority of our customers, which combined with our inventory handling capabilities, enables us to provide rapid delivery to an increasing percentage of customers who demand just-in-time delivery while limiting freight costs.

State-of-the-Art Facilities with Value-Added Processing Capabilities

We operate state-of-the-art processing facilities that enable us to provide highly efficient and value-added steel processing services to our customers. Since 1997, we have invested approximately $108 million to modernize our operations, closing eight outdated facilities and substantially expanding or opening nine facilities, thereby positioning us to enjoy solid organic growth. This modernization resulted in increased operating efficiency, which we believe gives us a cost advantage over many of our competitors.

Our facilities provide us with significant advantages over competitors who lack financial resources to invest in newer facilities. Such competitive advantages include newer equipment that reduces processing time and labor costs, efficient floor layouts tailored to specific products that improve process flow, and locations situated outside of congested urban areas that allow for easier and faster access by trucks. We believe that our 2006 average sales per facility of $71 million compares very favorably with our industry peers. Our facilities are also equipped to handle several modes of transportation including truck, rail and barge, and many facilities are in close proximity to deep water ports. Shipping by rail or barge significantly lowers freight costs. All of our facilities have processing capabilities such as slitting, cut-to-length, tempering, drilling, sawing, press braking, blasting, painting, oxy-fuel and high definition plasma cutting, enabling us to perform value-added processing on 19% of our Long Products and 98% of our Flat Rolled Products in 2006.

Strong Vendor and Joint Venture Partner Relationships

We have well-established, long-term relationships with some of the largest North American and international steel producers. In 2006, we purchased approximately 2.1 million tons of steel. Because of our scale, we believe we are a significant customer of our major steel suppliers, which enables us to receive volume discounts and maintain access to critical steel inventory in periods of tight supply. We have further solidified our relationships with vendors through our joint venture arrangements with a number of major steel producers. We have formed our current joint ventures with steel mills through the mutual provision of capital resources, with PNA managing the operations. The steel producers provide the majority of our joint venture business volume, on a tolling basis, which eliminates any inventory risk. Two of these joint venture facilities are located on supplier campuses, an indication of how closely we are integrated with our suppliers. We will seek to increase the number of our joint venture arrangements in order to further develop our relationships with suppliers and benefit from the increased sales volume.

Experienced Management Team

Members of our senior management team at the end of fiscal 2006 have an average of 25 years of experience in the steel industry and an average of 17 years of service with our company. They have successfully developed the Company into one of North America’s leading steel service centers by identifying and implementing value-added processing opportunities, reducing operating expenses, improving working capital management and closing select facilities.

On February 1, 2007 Maurice S. Nelson, Jr. became our Chief Executive Officer and President in place of PNA’s interim Chief Executive Officer, Christopher J. Moreton. Mr. Moreton remains our Chief Financial Officer. Previously, Mr. Nelson served for nine years as President, Chief Executive Officer, Chief Operating Officer and Director of Earle M. Jorgensen Company, a large distributor of metal products in North America. See “Management—Executive Officers and Directors.”

Our Strategy

We intend to continue to increase our net sales and profitability through the following strategies:

Organic Growth through Further Expansion into High-Growth End Markets

We aim to grow organically by expanding geographically and adding new value-added services in high-growth end markets. An example of our geographic growth includes the establishment of our Marseilles, Illinois, facility, which has enabled us to service the large concentration of structural steel fabricators in the commercial and industrial construction market in the Midwest. We also built a facility in Petersburg, Virginia on the campus of one of our suppliers, Chaparral Steel, to expand our customer base in the Mid-Atlantic, and have now established a significant customer base among structural steel fabricators in commercial and industrial construction markets as well as the rail car market in this region. In order to penetrate the growing Gulf Coast shipbuilding industry, we built a new 65,000 square foot facility in Morgan City, Louisiana, which provides blasting and painting processing capabilities demanded by that industry. Going forward, we plan to participate in the 1,300 mile “Rockies Express” natural gas pipeline project, through our installation of a new recoiler at the Portland, Oregon facility of one of our joint ventures. We are continually seeking out other opportunities for growth along geographic and product lines.

Strategic Growth through Acquisitions

In addition to the organic growth objectives outlined above, we plan to continue our growth through acquisitions within the steel service center industry in order to expand our customer base and increase market share. We constantly seek to identify suitable acquisition opportunities that would allow us to expand our current product offering, end markets and geographic presence to strengthen our positioning as a leading steel service center. In our opinion, the highly fragmented nature of our industry provides many opportunities for strategic acquisitions. For example, our acquisition of MSC increased the breadth of structural beams in our product offering, which has allowed us to occupy and better serve a greater portion of the non-residential construction market in the Southwest. Through acquisitions, we aim to expand our product offering and our customer relationships, increase our reach across various end markets, and expand our scale. We believe that larger economies of scale and more extensive geographic coverage will allow us to benefit from greater purchasing power and better client service, and improve our ability to offer a broader menu of value-added services.

Focus on Working Capital Management

Our ability to manage working capital effectively is an important tool for limiting our inventory risk as we manage volatility in the steel industry. Our focus on effective working capital management also enables us to manage our profitability while maintaining the flexibility required for short order lead times. We use sophisticated inventory and distribution information systems developed specifically for the steel service center industry. We expect to continue improving our working capital management. We believe that these improvements will result in enhanced profitability for our business and will allow us to mitigate cyclical steel price fluctuations.

Continue to Optimize Operations

We plan to expand upon the success we have had over the past few years in increasing profitability through improving our facilities. Since 1997 we have closed or sold eight outdated facilities and built or considerably extended nine modern, state-of-the-art facilities, spending a total of approximately $108 million both to build these new facilities and to modernize equipment at existing plants. This modernization has resulted in increased operating efficiency, which we believe gives us a competitive cost advantage over many of our competitors. We are currently in the process of consolidating our Midwest facilities in order to achieve estimated cost savings of $1.4 million per annum. As we grow both organically and through strategic acquisitions, we will have increased opportunities to improve our profitability through the optimization of our network of facilities.

Recent Transactions

On February 14, 2006, PNA Group Holding Corporation, or PNAG Holding, an affiliate of Platinum, entered into an Agreement and Plan of Merger, or the Merger Agreement with PNA and Preussag North

America, Inc., or Preussag, PNA’s former owner, to acquire all of the outstanding capital stock of PNA for cash consideration of $261.6 million, refinancing of existing indebtedness of $88.0 million, a $12.0 million seller note and other consideration and costs of $3.8 million, which we refer to as the Platinum Acquisition. On May 9, 2006, Platinum closed the acquisition of PNA whereby Travel Merger Corporation (a wholly owned subsidiary of Travel Holding Corporation (now known as PNAG Holding), in turn a wholly owned subsidiary of Platinum) merged with and into PNA, with PNA being the surviving corporation. See Note 2 Business Combinations in the Company’s Consolidated Financial Statements for further discussion of the Platinum Acquisition.

Effective May 31, 2006, the Company completed the acquisition of MSC, or the MSC Acquisition, pursuant to which we acquired all of the outstanding partnership interests of Metals Supply Company, Ltd. and Clinton & Lockwood, Ltd. (an affiliate of MSC) for cash consideration of approximately $33.3 million and refinanced approximately $20.8 million of MSC’s then-existing indebtedness. See Note 2 Business Combinations in the Company’s Consolidated Financial Statements for further discussion of the MSC Acquisition.

On August 10, 2006, we completed a real estate transfer, or the Real Estate Transfer, pursuant to which we effectively transferred 18 of PNA’s real estate assets to 7 wholly owned subsidiaries, which we refer to as the Travel Main Subsidiaries, of Travel Main Corporation, or Travel Main, a wholly-owned subsidiary of PNAG Holding. PNA then entered into 15 year operating leases with respect to these properties that provide for PNA’s continued use of them in its operations. On September 27, 2006, 17 of these properties were mortgaged with Bank of America, N.A. and on November 2, 2006 the remaining property was mortgaged for amounts approximately equal to 75% of their appraised value. The mortgages are for 10 year periods at a fixed interest rate. The funds received were used by the Travel Main Subsidiaries to pay a $47.4 million dividend to Travel Main which then paid the same dividend to PNAG Holding. While PNA is not a party to nor a guarantor of the mortgages, in accordance with FASB Interpretation No. 46(R) PNA holds an implicit variable interest in Travel Main’s subsidiaries and accordingly the Balance Sheets and Statements of Income of Travel Main’s subsidiaries have been consolidated into the Consolidated Balance Sheet and Statement of Income of PNA.

On August 15, 2006, we sold $250,000,000 aggregate principal amount of our 10 3/4% Senior Notes due 2016. The net proceeds of the offering were used to prepay indebtedness of approximately $226.3 million under our senior secured credit facility and to make a return of capital of approximately $16.1 million to Platinum.

PNA Intermediate Holding Corporation, or PNA Intermediate, was incorporated in Delaware on January 25, 2007 as a wholly owned subsidiary of PNAG Holding. In connection with the formation of PNA Intermediate, the capital stock of PNA was contributed by PNAG Holding to PNA Intermediate. As a result, PNA Intermediate is currently our direct parent.

On April 30, 2007, PNAG Holding, our indirect parent, filed an initial registration statement with the Securities and Exchange Commission relating to a proposed initial public offering of its common stock. Simultaneous with the consummation of the stock offering, the stock of Travel Main (with a fair market value of approximately $21.7 million) held by PNAG Holding will be transferred by way of dividend to a newly created parent LLC of PNAG Holding, which will be wholly owned by Platinum. While the transaction is not expected to result in pre-tax book gain or loss, PNA expects the transfer will result in a gain for tax return purposes resulting in a tax liability payable in cash by the Company of approximately $8.4 million.

Regulatory Approvals

Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

The Sponsor

Platinum is a global acquisition firm headquartered in Los Angeles with principal offices in Boston, New York and Paris. Since its founding in 1995, Platinum has acquired more than 70 businesses in a broad range of markets, ranging from telecommunications and information technology to logistics, chemical and industrial manufacturing, distribution and service. Platinum’s current portfolio includes 20 companies with operations in over 20 countries worldwide. The firm has a diversified capital base that includes the assets of its portfolio companies, which had approximately $8 billion in revenue in 2006, and a $700 million private equity fund launched in 2004 to drive new investments. Platinum’s M&A&O® approach to investing focuses on acquiring businesses that need operational support to realize their full potential and can benefit from Platinum’s expertise in transition, integration and operations.

Corporate Structure

Below is a chart that illustrates our current corporate structure, which does not give effect to the planned initial public offering of PNA Group Holding Corporation or the transactions contemplated thereby.

Corporate Information

We were incorporated in the State of Delaware in April 2003. Our principal offices are located at 400 Northridge Road, Suite 850, Atlanta, Georgia 30350. Our telephone number is (770) 641-6460 and our internet address is www.pnagroupinc.com. Information on our website does not constitute part of this prospectus.

The Exchange Offer

On August 15, 2006, PNA privately placed $250,000,000 aggregate principal amount of 10 3/4% senior notes due 2016 in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the private placement, PNA and certain of its subsidiaries, or the Guarantors, entered into a registration rights agreement, dated as of August 15, 2006, with the initial purchasers of the original notes. In the registration rights agreement, PNA and the Guarantors agreed to register under the Securities Act an offer of PNA’s new notes. PNA and the Guarantors also agreed to deliver this prospectus to the holders of the original notes. In this prospectus the original notes and the new notes are referred to together as the notes. You should read the discussion under the heading Description of Notes for information regarding the notes.

The Exchange Offer

This is an offer to exchange $1,000 in principal amount of new notes for each $1,000 in principal amount of outstanding original notes. The new notes are substantially identical to the original notes, except that:

(1)	the new notes will be freely transferable, other than as described in this prospectus;

(2)	the new notes will not contain any legend restricting their transfer;

(3)	holders of the new notes will not be entitled to the rights of the holders of the original notes under the registration rights agreement; and

(4)	the new notes will not contain any provisions regarding the payment of Additional Interest (as defined).

Based on interpretations by the SEC’s staff in no-action letters issued to other parties, PNA believes that you can transfer the new notes without complying with the registration and prospectus delivery provisions of the Securities Act if you:

(1)	acquire the new notes in the ordinary course of your business;

(2)	are not and do not intend to become engaged in a distribution of the new notes;

(3)	are not an affiliate of PNA;

(4)	are not a broker-dealer that acquired the original notes directly from PNA; and

(5)	are not a broker-dealer that acquired the original notes as a result of market-making or other trading activities.

If any of these conditions are not satisfied and you transfer any new notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act.

Registration Rights

PNA and the Guarantors have agreed to use their commercially reasonable efforts to consummate the exchange offer or cause the original notes to be registered under the Securities Act to permit resales. If PNA and the Guarantors are not in compliance with their obligations under the registration rights agreement, then Additional Interest (in addition to the interest otherwise due on the notes that are the subject of the registration rights agreement or the new notes) will accrue on such notes or new notes. If the exchange offer is completed on the terms and within the time period contemplated by this prospectus, no Additional Interest will be payable on the notes. See “Description of Notes—Registration Rights; Additional Interest.”

No Minimum Condition	The exchange offer is not conditioned on any minimum aggregate principal amount of original notes being tendered for exchange.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on September 10, unless it is extended.

Exchange Date	Original notes will be accepted for exchange promptly following the expiration date, upon surrender of the original notes.

Conditions to the Exchange Offer

PNA’s obligation to complete the exchange offer is subject to certain conditions. See “The Exchange Offer—Conditions to the Exchange Offer.” PNA reserves the right to terminate or amend the exchange offer at any time before the expiration date if various specified events occur.

Withdrawal Rights

You may withdraw the tender of your original notes at any time before the expiration date. Any original notes not accepted for any reason will be returned to you without expense as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for Tendering Original Notes	See “The Exchange Offer—How to Tender.”

Material U.S. Federal Income Tax Considerations

The exchange of original notes for new notes by U.S. holders should not be a taxable exchange for U.S. federal income tax purposes, and U.S. holders will not recognize any taxable gain or loss as a result of the exchange. See “Material U.S. Federal Income Tax Considerations.”

Effect on Holders of Original Notes

If the exchange offer is completed on the terms and within the period contemplated by this prospectus, holders of original notes will have no further registration or other rights under the registration rights agreement, except under limited circumstances. Holders of original notes who do not tender their original notes will continue to hold those original notes. All untendered, and tendered but unaccepted, original notes will continue to be subject to the restrictions on transfer provided for in the original notes and the indenture under which the original notes have been, and the new notes are being, issued. To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes could be adversely affected. See “The Exchange Offer—Other.”

Use of Proceeds	Neither PNA nor the Guarantors will receive any proceeds from the issuance of the new notes in the exchange offer.

Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer.

The Notes

The new notes are substantially identical to the original notes, except for the transfer restrictions and registration rights relating to the original notes. The new notes will evidence the same debt as the original notes, be guaranteed by the Guarantors and be entitled to the benefits of the indenture. See “Description of Notes.”

Issuer	PNA Group, Inc.

Notes Offered	$250,000,000 aggregate principal amount of 10 3/4% senior notes due 2016.

Maturity Date	September 1, 2016.

Interest	Interest on the notes accrues at a rate of 10 3/4% per year, payable semi-annually in cash in arrears on March 1 and September 1 of each year, commencing March 1, 2007.

Ranking	The notes are unsecured and rank equally in right of payment with all of our senior debt and senior in right of payment to all of our subordinated debt.

•	The guarantees rank equally in right of payment with the Guarantors’ existing and future senior obligations and senior in right of payment to their existing and future subordinated obligations.

•	The notes and guarantees are effectively junior to any secured debt of ours or the guarantors, as applicable, to the extent of the collateral securing such debt.

As of March 31, 2007 we had approximately $429.7 million of senior debt outstanding (including the notes and capital lease obligations), of which approximately $179.7 million would have been secured. In addition, PNAG Holding is the obligor on a $12.0 million note that is secured by a second priority pledge of our capital stock.

Guarantees

Each of Smith Pipe & Steel, Infra-Metals, Feralloy, Delnor Corporation, Delta Steel, MSC and MSC Management, Inc. jointly, severally, fully and unconditionally guarantee the notes on a senior unsecured basis. If we create or acquire a new domestic subsidiary, then that subsidiary will guarantee the notes on a senior unsecured basis to the extent such subsidiary guarantees any other debt of the Company, unless we designate the subsidiary as an “unrestricted subsidiary” under the indenture governing the notes.

Optional Redemption

On or after September 1, 2011, we may redeem some or all of the notes at any time at the redemption prices described in the section “Description of Notes” under the heading “Optional Redemption.” In addition, we may redeem up to 35% of the aggregate principal amount of the outstanding notes before September 1, 2009, with the net proceeds of certain equity offerings by us. We may also redeem some or all of the notes before September 1, 2011 at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium.

Change of Control

If we experience certain kinds of changes of control, we must offer to purchase the notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see the section “Description of Notes” under the heading “Change of Control.”

Mandatory Offer to Repurchase Following Certain Asset Sales

If we sell certain assets and do not reinvest the net proceeds or repay debt under our senior secured credit facility in compliance with the indenture, we must offer to repurchase the notes at 100% of their principal amount, plus accrued and unpaid interest, with such proceeds.

Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or repurchase our capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by our restricted subsidiaries to us;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Absence of a Public Market for the Notes

The new notes are new issues of securities for which there is currently no established trading market. There can be no assurance as to the development or liquidity of any market for any of the new notes. PNA does not intend to apply for listing of any of the new notes on any securities exchange or for quotation through any annotated quotation system. See “Risk Factors—Risks Related to the Notes—The trading market for the notes may be limited.”

Risk Factors

Before tendering original notes, holders should carefully consider all of the information set forth and incorporated by reference in this prospectus and, in particular, should evaluate the specific risk factors set forth under “Risk Factors,” beginning on page 12.

RISK FACTORS

Before tendering original notes, you should carefully consider the risks described below and other information contained in this prospectus. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition and cash flows.

Risks Related to the Company

Our business, financial condition and results of operations are heavily impacted by varying steel prices.

The steel industry as a whole is cyclical and at times pricing and availability of our inventory can be volatile due to numerous factors beyond our control, including domestic and international economic conditions, labor costs, energy costs, freight and shipping costs, production levels, competition, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials to our suppliers, and in turn result in higher steel prices for us, and may, therefore, adversely affect our net sales, operating margin and net income. Steel costs typically represent approximately 80 to 85% of our net sales. Our service centers maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers, which we base on information derived from customers, market conditions, historic usage and industry knowledge. Our commitments for steel purchases are generally at prevailing market prices in effect at the time we receive delivery from our suppliers. We have no substantial long-term, fixed-price purchase contracts other than those that are offset by long-term fixed price sales contracts with customers. Steel prices from our suppliers rise when raw material prices rise, and we may not be able to pass any portion of the price increase on to customers. Steel prices from our suppliers decline when raw material prices decline, and there have been historical periods of rapid and significant movements in the prices of metal both upward and downward. Customer demands for lower prices could result in lower sale prices and, to the extent we sell from existing inventory, lower margins.

Changes in steel prices also affect our liquidity because of the time difference between our payment for our raw materials and our collection of cash from our customers. We tend to pay for replacement materials (which are more expensive when steel prices are rising) over a shorter period than the time it typically takes to collect our accounts receivable after the sale of our products. This cash requirement for working capital is higher in periods when we are increasing inventory quantities. Our liquidity is thus adversely affected by rising steel prices. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our operating results could be negatively affected during economic downturns.

The businesses of many of our customers are, to varying degrees, cyclical and have historically experienced periodic downturns due to economic conditions, energy prices, consumer demand and other factors beyond our control. These economic and industry downturns have been characterized by diminished product demand, excess capacity and, in some cases, lower average selling prices. Therefore, any significant downturn in one or more of the markets that we serve, one or more of the end-markets that our customers serve or in economic conditions in general could result in a reduction in demand for our products. Additionally, as an increasing amount of our customers relocate their manufacturing facilities outside of the United States, we may not be able to maintain our level of sales to those customers.

Although the sale of our products directly to customers abroad is very limited, our financial performance is nonetheless dependent upon a healthy economy beyond the United States. Our customers sell their products abroad and some of our suppliers buy feedstock abroad. As a result, our business is affected by general economic conditions and other factors outside the United States, primarily in Canada, Mexico and South America, but also in Europe and Asia. Our suppliers’ access to raw materials, and therefore our access to steel, is additionally affected by such conditions and factors. Similarly, the demand for our customers’ products, and therefore our products, is affected by such conditions and factors. We cannot assure you that events having an adverse effect on the industries in which we operate will not occur or continue, such as further increased prices of steel, enhanced imbalances in the world’s iron ore, coal and steel industries, a downturn in world economies, increases in interest rates, unfavorable currency fluctuations, including a weak U.S. dollar, or a slowdown in the key industries served by our customers.

We rely on steel suppliers in our business and purchase a significant amount of steel from a limited number of suppliers. Termination of one or more of our relationships with any of those suppliers could have a negative effect on our business because we may be unable to obtain steel from other sources in a timely manner or at all.

We use various types of steel in our business, including beams, plate, flat rolled coil, tubulars and sheet. Our operations depend upon obtaining adequate supplies of steel on a timely basis. We purchase most of our steel from a limited number of steel suppliers. Termination of one or more of our relationships with any of these major suppliers could have a negative effect on our business if we were unable to obtain steel at comparable prices from other sources in a timely manner or at all.

In addition, the domestic steel production industry has experienced consolidation in recent years. For instance, as of December 31, 2006, the top three steel producers together control greater than a majority of the domestic steel market, based on public data. Further consolidation could result in a decrease in the number of our major suppliers or a decrease in the number of alternative supply sources available to us, which could make it more likely that termination of one or more of our relationships with major suppliers would result in a material adverse effect on our business, financial condition or results of operations. Consolidation could also result in price increases for the metal that we purchase. Such price increases could adversely affect our results of operations if we were not able to pass these price increases on to our customers.

We rely upon our steel suppliers as to the specifications of the steel we purchase from them.

We rely on mill certifications that attest to the specifications of the product received from our suppliers as to the physical and chemical properties of the steel purchased for resale, and generally, consistent with industry practice, do not undertake independent testing of such steel. We generally rely on our customers to notify us of any steel that does not conform to the specifications certified by the mill. We are currently in a dispute with certain steel traders regarding the quality of specific orders of steel purchased from certain foreign mills and may have unknowingly received such non-conforming product in the past. Although our primary sources of product have been domestic mill suppliers, we have and will continue to purchase product from foreign steel suppliers. In the event that steel purchased from domestic suppliers is deemed to not meet quality specifications per the mill certifications, we generally have had recourse against these suppliers for both the cost of the product purchased and possible claims from our customers. However, there is a greater level of risk that similar recourse will not be available to us in the event of claims by our customers related to product delivered from foreign suppliers that does not meet the specifications per the mill certifications. In these circumstances, we may be at greater risk of loss for claims for which we do not carry, or do not carry sufficient, insurance.

We operate in a highly fragmented and competitive industry.

We are engaged in a highly fragmented and competitive industry. We compete with a large number of other value-added steel processors/service centers on a regional and local basis, some of which may have greater financial resources than us. We also compete, to a much lesser extent, with primary steel producers, who typically sell to very large customers requiring regular shipments of large volumes of steel.

Our success depends on our ability to retain our key employees.

We are dependent on the services of our senior management team to remain competitive in our industry. There is a risk that we will not be able to retain or replace these key employees. The loss of members of our senior management team without retaining replacements could harm our business or prevent or delay the implementation and completion of our strategy.

We are subject to extensive environmental regulation.

Our operations are subject to extensive laws and regulations governing workplace health and safety and environmental matters. We believe that we are in substantial compliance with such laws and do not currently anticipate that we will be required to expend any material amounts in the foreseeable future in order to meet current environmental or workplace health and safety requirements. We are not currently subject to any pending claims and have not received any notices of potential material liability with respect to cleanup of contamination at our leased or owned properties, at any of the joint venture properties, or at any off-site location. However, we cannot rule out the possibility that we could be notified of such claims or liability in the future. It is possible that we could be identified by the U.S. Environmental Protection Agency, a state agency or third parties as being potentially responsible for environmental cleanup under federal and state law. If so, we could incur substantial litigation costs in defense and settlement of such claims. We cannot be certain, however, that identification of presently unidentified conditions, more vigorous enforcement by environmental agencies, enactment of more stringent laws and regulations or other unanticipated events will not arise in the future and give rise to material liabilities. See “Business—Government Regulation and Environmental Matters.”

Adverse developments in our relationship with our employees and future shortages of employees could adversely affect our business.

As of March 31, 2007, approximately 188 of our employees (and 86 of the employees of our joint ventures) at various sites were members of unions. Our relationship with these unions has been satisfactory. In the future occasional work stoppages could occur, and any such work stoppages could prevent us from distributing steel products and providing steel processing services to our customers in a timely fashion, and could harm our reputation with our customers.

We are currently a party to 10 collective bargaining agreements with such unions, which expire at various times. Collective bargaining agreements for all of our union employees expire in each of the next 5 years. Historically, we have succeeded in negotiating new collective bargaining agreements without a strike. However, we cannot assure you that we will succeed in negotiating new collective bargaining agreements to replace the expiring ones without a strike.

From time to time, there are shortages of qualified operators of metals processing equipment. In addition, during periods of low unemployment, turnover among less-skilled workers can be relatively high. If we fail to attract, retain and train qualified employees, we may be unable to effectively conduct our operations and service our customers, and our growth could be impaired.

We may pursue future acquisitions as well as organic growth. If we incur additional debt that becomes difficult to service, incur contingent liabilities and expenses in connection with future acquisitions or organic growth, or cannot effectively integrate newly acquired operations, your investment may decline in value.

A portion of our historical growth has occurred through acquisitions and we may enter into acquisitions in the future. Acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect. Future acquisitions or organic growth may result in the incurrence of debt and contingent liabilities and an increase in interest expense and amortization expenses, and acquisitions may result in periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.

We may not be able to integrate successfully any business we acquire into our existing business and any acquired businesses may not be profitable or as profitable as we had expected. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to service and attract customers and develop new products and services. In addition, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight. Our inability to complete the integration of new businesses in a timely and orderly manner, as well as the failure of an expansion of our already existing facilities or businesses to generate the positive results we had hoped to achieve, could increase costs, lower profits and ultimately decrease the value of your investment.

We have material weaknesses in our internal control over financial reporting and our business may be negatively affected if we do not remediate these material weaknesses or if we have other material weaknesses.

In conjunction with the review of our consolidated financial statements for the period ended September 30, 2006, our independent registered public accounting firm issued a letter, dated January 29, 2007, to our Board of Directors identifying material weaknesses in the design and operation of internal control over financial reporting. This letter elaborates on a communication initially reported to us by our independent registered public accounting firm on July 19, 2006, in which we were informed that during their review of our consolidated financial statements as of and for the period ended March 31, 2006, material weaknesses had been identified. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The detail and nature of these material weaknesses are as follows:

The following was reported July 19, 2006:

•

Accounting and finance resources: We had not maintained a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in financial controls, the application of generally accepted accounting principles, and a general understanding of reporting requirements for SEC registrants commensurate with our financial reporting requirements. We have determined that, as of March 31, 2007, we have remediated this material weakness;

The following were reported January 29, 2007:

•

Financial control environment: We did not maintain fully documented and effectively communicated accounting policies and procedures throughout the organization resulting in potential incorrect application of accounting concepts. We have determined that, as of March 31, 2007, we have remediated this material weakness; and

•

Period-end close and financial reporting: We did not maintain effective controls over certain period-end financial close and reporting processes. This includes failure to follow an effective monthly/quarterly financial close and consolidation schedule incorporating critical and realistic timing, pre-established analytics, and comprehensive corporate review. This control deficiency resulted in errors in the statement of cash flows and equity that necessitated restatements of quarterly financials in 2006. This material weakness, which we have determined has not yet been remediated, could result in a material misstatement of the consolidated financial statements that would not be prevented or detected; in addition, this matter could impact our ability to file future Form 10-K and Form 10-Q reports within the time periods required for SEC registrants.

If we are unable to produce and issue financial statements free from material misstatements on a timely basis, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed. Such a failure could also cause us to violate certain financial covenants in our debt instruments, which could in turn lead to an event of default under such indebtedness.

We have implemented steps to improve our internal control over financial reporting and efforts to remediate the remaining material weakness are in process and ongoing. A period of time will be required to completely implement these steps, document and test their operational effectiveness and provide evidence of their effectiveness. A discussion of our remediation efforts as well as our efforts to ensure compliance with the requirements of the Securities Exchange Act of 1934, as amended, and Section 404 of the Sarbanes-Oxley Act of 2002 is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein.

Risks Related to the Notes

We have a substantial amount of indebtedness, which could adversely affect our financial position and prevent us from fulfilling our obligations under the notes.

We currently have a substantial amount of indebtedness. As of March 31, 2007, our total indebtedness is $479.6 million, which includes $49.7 million of non-recourse real estate mortgage debt at the Travel Mian Subsidiaries. We may also incur additional indebtedness in the future. As of March 31, 2007, we had approximately $181.8 million of unused capacity under our revolving credit facility. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the notes and our other indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate and other purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

The notes and the guarantees are unsecured and effectively subordinated to our and the Guarantors’ existing and future secured indebtedness.

The notes and the guarantees are general unsecured obligations ranking effectively junior in right of payment to all of our existing and future secured indebtedness and that of each Guarantor, respectively, to the extent of the assets securing such indebtedness. As of March 31, 2007, we and the Guarantors had approximately $179.7 million of secured indebtedness under our senior secured credit facility and $49.7 million of non-recourse real estate mortgage debt at the Travel Main Subsidiaries. Additionally, our senior secured credit facility and the indenture governing the notes permit us to incur additional secured indebtedness in the future.

In the event that we or a Guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any indebtedness that ranks ahead of the notes and the guarantees will be entitled to be paid in full from our assets or the assets of the Guarantor, as applicable, before any payment may be made with respect to the notes or the affected guarantees. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness.

Despite our and our subsidiaries’ current level of indebtedness, we may still be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our senior secured credit facility and the indenture governing the notes restrict but do not prohibit us or our subsidiaries from doing so. If we incur any additional indebtedness that ranks equally with the notes and the guarantees, the holders of that indebtedness will be entitled to share ratably with the holders of the notes and the guarantees in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The covenants in PNA’s senior secured credit facility, the indenture governing the notes and the mortgages on our properties impose, and covenants contained in agreements governing indebtedness we incur in the future may impose, restrictions that may limit our operating and financial flexibility.

PNA’s senior secured credit facility and the indenture governing the notes contain a number of significant restrictions and covenants that will limit PNA’s ability and the ability of their restricted subsidiaries to:

•	incur additional debt;

•	pay dividends on their capital stock or repurchase their capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by PNA to PNA Intermediate;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Our future indebtedness may contain covenants more restrictive in certain respects than the restrictions contained in PNA’s senior secured credit facility and the indenture governing the notes. Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our subsidiaries being unable to comply with financial covenants that are contained in PNA’s senior secured credit facility or that may be contained in any future indebtedness. Complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Additionally, all of our properties have been mortgaged with Bank of America, N.A. Under the terms of the mortgages, Bank of America, N.A. has the right to approve any improvements to our existing facilities that are in excess of $50,000. Therefore, without Bank of America, N.A.’s approval of a particular improvement (over which we have no control), we may not be able to grow our existing facilities and our future operational flexibility may be limited.

We may not be able to generate sufficient cash to service our indebtedness and other obligations.

Our ability to make payments on and to refinance our indebtedness will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter, and is subject to prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that we will continue to generate sufficient cash flow or that we will be able to borrow funds in amounts sufficient to enable us to service our indebtedness, or to meet our working capital and capital expenditure requirements. If we are not able to generate sufficient cash flow from operations or to borrow sufficient funds to service our indebtedness, we may be required to sell assets or equity, reduce capital expenditures, refinance all or a portion of our existing indebtedness or obtain additional financing. We cannot assure you that we will be able to refinance our indebtedness, sell assets or equity, or borrow more funds on terms acceptable to us, if at all.

We may be unable to purchase the notes upon a change of control.

Upon a change of control, we may be required to offer to purchase all of the notes then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control were to occur, we may not have sufficient funds to pay the change of control purchase price and we may be required to secure third-party financing to do so. However, we may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to us or at all. Our senior secured credit facility and future indebtedness may also contain restrictions on our ability to repurchase the notes upon certain events, including transactions that could constitute a change of control under the indenture. Our failure to repurchase the notes upon a change of control would constitute an event of default under the indenture and would have a material adverse effect on our financial condition.

The change of control provision in the indenture may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change of the magnitude required under the definition of change of control triggering event in the indenture to trigger our obligation to repurchase the notes. Except as described above, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in an event of a takeover, recapitalization or similar transaction.

The guarantees of the notes by the Guarantors may not be enforceable.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantees of the notes by the Guarantors could be voided, or claims in respect of the guarantees could be subordinated to all other indebtedness of any Guarantor, if, among other things, any Guarantor received less than reasonably equivalent value or fair consideration for issuing its guarantee, and, at the time thereof:

•	was insolvent or rendered insolvent by reason of issuing its guarantee;

•	was engaged or about to engage in a business or a transaction for which its remaining assets available to carry on its business constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they mature; or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied.

In addition, any payment by us or any Guarantor could be voided and required to be returned to us or such Guarantor, or to a fund for the benefit of its creditors or the notes or the applicable guarantee could be subordinated to our other indebtedness or such other indebtedness of any Guarantor. Any guarantee could also be subject to a claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the Guarantor, the obligations of the Guarantor were incurred for less than fair consideration. A court could thus void the obligations under such guarantee, subordinate the guarantee obligations to the applicable Guarantor’s other indebtedness or take other action detrimental to the holders of the notes.

The measures of insolvency for the purposes of fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if, at the time it incurred the indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure as to what standard a court would apply in making these determinations or that a court would reach the same conclusions with regard to these issues. Regardless of the standard that the court uses, we cannot be sure that the issuance of any of the guarantees would not be voided or that the any guarantee would not be subordinated to other indebtedness of the Guarantors.

The trading market for the notes may be limited.

The new notes will be new securities for which there currently is no established trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation in any automated dealer quotation system. If any of the notes are traded after their initial issuance, they may trade at a discount from their principal amount depending upon many factors, including prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects. Any decline in trading prices, regardless of the cause, may adversely affect the liquidity and trading markets for the new notes.

Risks Related to the Exchange Offer

If you do not carefully follow the required procedures in order to exchange your original notes, you will continue to hold unregistered outstanding notes and your ability to transfer your original notes will remain subject to existing transfer restrictions.

We will only issue new notes in exchange for original notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the original notes and you should carefully follow the instructions on how to tender your original notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of original notes. Any holder of original notes who tenders in the exchange offer for the purpose of participating in a distribution of the new notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker or dealer that receives new notes for its own account in exchange for original notes that were acquired in market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

If you do not exchange your original notes for new notes pursuant to the exchange offer, the original notes you hold will continue to be subject to the existing transfer restrictions. Further, if you continue to hold any original notes after the exchange offer is consummated, you may be unable to sell them because there will be fewer of these notes outstanding.

FORWARD LOOKING STATEMENTS

Cautionary Factors That May Affect Future Results

(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, our liquidity, the steel service center industry, our beliefs and management’s assumptions. Such forward-looking statements include statements regarding expected financial results and other planned events, including but not limited to, anticipated liquidity and capital expenditures. Words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” “project,” “target,” “goal,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual future events or results may differ materially from these statements.

The following is a list of factors, among others, that could cause actual results to differ materially from the forward-looking statements:

•	varying steel prices;

•	increases in steel prices that cannot be passed through to customers;

•	economic and industry downturns;

•	termination of supplier arrangements;

•	a highly fragmented and competitive industry;

•	the failure to replace lost senior management;

•	the incurrence of substantial costs or liabilities to comply with, or as a result of violations of, environmental laws;

•	employee slowdowns, strikes or similar actions;

•	the incurrence of additional debt, contingent liabilities and expenses in connection with future acquisitions;

•	the failure to effectively integrate newly acquired operations;

•	the ability of our internal control over financial reporting to ensure consistent and timely external financial reports; and

•	our substantial indebtedness and the terms governing such indebtedness.

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various factors, including those set forth in this prospectus under “Risk Factors” and the caption “Recent Events/Industry Trends” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

INDUSTRY AND MARKET DATA

In this prospectus we rely on and refer to information and statistics regarding the steel processing industry and our market share in the sectors in which we compete. We obtained this information and these statistics from sources other than us, such as Purchasing magazine, which we have supplemented where necessary with information from publicly available sources, discussions with our customers and our own internal estimates. We have used these sources and estimates and believe them to be reliable.

USE OF PROCEEDS

Neither PNA nor the Guarantors will receive any proceeds from the exchange pursuant to the exchange offer.

The net proceeds from the offering of the original notes, after deducting the initial purchasers’ discount and fees and expenses of the offering, were approximately $242.4 million. The net proceeds from the offering of the original notes were used to repay $143.8 million of PNA’s revolving credit facility, to permanently repay the $82.5 million term loan under the senior secured credit facility and to make a return of capital to Platinum of $16.1 million.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following unaudited pro forma combined financial data of PNA has been derived by the application of pro forma adjustments to the historical consolidated financial statements of PNA for the period from May 10, 2006 to December 31, 2006 (Successor period) and the period from January 1, 2006 to May 9, 2006 (Predecessor period). The unaudited pro forma combined financial data presents pro forma combined financial data for PNA for the year ended December 31, 2006. The unaudited pro forma combined statement of operations data give effect to the Platinum Acquisition, the MSC Acquisition and the Real Estate Transfer as if they had been consummated on January 1, 2006.

The recent transactions impacting the pro forma financial data relate to the following:

•

On May 9, 2006, PNA Group Holding Corporation acquired all of the outstanding capital stock of PNA in a merger transaction with Preussag North America, Inc., pursuant to which Platinum acquired effective economic control of PNA as of November 2005;

•	Effective May 31, 2006, we acquired all of the outstanding partnership interests of Metals Supply Company, Ltd. and its affiliate Clinton & Lockwood, Ltd.;

•	On August 15, 2006, PNA sold the notes covered by this prospectus;

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma combined financial data is presented for informational purposes only. The unaudited pro forma combined financial data does not purport to represent what our results of operations or financial condition would have been had the Platinum Acquisition, the MSC Acquisition and the Real Estate Transfer actually occurred on the dates indicated and they do not purport to project our results of operations or financial condition for any future period. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma combined financial data. We cannot assure you that the assumptions used in the preparation of the pro forma combined financial data will prove to be correct.

You should read the unaudited pro forma combined financial data together with “Summary—Recent Transactions,” “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Other Indebtedness” and the consolidated historical financial statements of PNA and the notes thereto, and other financial information included elsewhere in this prospectus.

The Platinum Acquisition and the MSC Acquisition have been accounted for using the purchase method of accounting in accordance with SFAS No. 141 “Business Combinations.” The total cost of the Platinum Acquisition and the MSC Acquisition were allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the date of their acquisition dates of May 9, 2006 and May 31, 2006, respectively.

PNA Group, Inc.

Unaudited Pro Forma Combined Statement of Operations

Year Ended December 31, 2006

(dollars in thousands)

	Predecessor Company	Successor Company	Platinum Acquisition Adjustments		MSC January 1 to May 31, 2006	MSC Acquisition Adjustments		Offering Adjustments		Pro Forma
	January 1 to May 9, 2006	May 10 to December 31, 2006
Net sales	$487,190	$1,074,201	$—		$65,762	$—		$—		$1,627,153
Costs and expenses
Cost of materials sold (exclusive of items shown below)	401,612	864,271	(4,439	)(a)	51,036	—		—		1,312,480
Processing	11,985	20,664	—		—	—		—		32,649
Distribution	6,395	14,647	—		—	—		—		21,042
Selling, general and administrative	35,393	75,829	(3,926	)(a)	5,049	(2,397	)(f)	—		109,948
Amortization of intangibles	—	4,087	624	(b)	—	1,663	(b)	—		6,374
Depreciation	3,262	3,839	(1,293	)(c)	225	(26	)(c)	—		6,007

Total costs and expenses	458,647	983,337	(9,034)		56,310	(760)		—		1,488,500

Operating income	28,543	90,864	9,034		9,452	760		—		138,653
Interest expense	1,375	22,624	1,754	(d)	522	909	(d)	11,001	(g)	38,185
Income from equity investments	(770)	(942)	—		—	—		—		(1,712)

Income before minority interest and income tax expense	27,938	69,182	7,280		8,930	(149)		(11,001)		102,180
Minority interest	788	2,507	—		—	—		—		3,295

Income before income tax expense	27,150	66,675	7,280		8,930	(149)		(11,001)		98,885
Income tax expense	10,146	24,666	2,781	(e)	3,036	(57	)(e)	(4,202	)(e)	36,370

Net income	$17,004	$42,009	$4,499		$5,894	$(92)		$(6,799)		$62,515

PNA Group, Inc.

Notes to Unaudited Pro Forma

Combined Statements of Operations

Year Ended December 31, 2006

(dollars in thousands)

Notes

(a)	Represents the elimination of the following non-recurring costs directly attributable to the Platinum Acquisition that were recognized in cost of materials sold and selling, general and administrative expenses:

•	Cost of materials sold—$4,399 inventory step-up to market value and

•	Selling, general and administrative—$3,926 of transaction bonuses paid to senior management at the closing of the Platinum Acquisition

(b)	Represents amortization of identifiable intangibles related to the Platinum Acquisition and MSC Acquisition. The amortization expense is calculated using estimated useful lives ranging from 3 months to 20 years.

(c)	Represents reduction in depreciation expense resulting from purchase accounting adjustments. The depreciation expense is calculated using average estimated useful lives of 40 years for buildings and 6 to 12 years for machinery and equipment.

(d)	The increase in interest expense for debt related to the Platinum Acquisition is comprised of (i) $117,700 of revolver borrowings at 6.4%, (ii) $60,000 term loan A at 7.4%, (iii) $25,000 term loan B at 8.9%, (iv) the amortization of loan fees on the senior secured credit facility and (v) amortization of deferred finance cost relating to our amended and restated senior secured credit facility. The increase in interest expense for the MSC Acquisition represents $54,100 of revolver borrowings at 6.4%. Interest expense on the revolver facility and term loans is based on a spread over LIBOR. Each 0.125% change in the interest rate would change pro forma interest expense by approximately $490 ($311 net of taxes) per annum.

Platinum Acquisition
Interest expense	$25,753
Less amounts included in historical accounts	23,999

Net Adjustment	$1,754

MSC Acquisition
Interest expense pre-acquisition	$1,431
Less amounts included in historical accounts	522

Net Adjustment	$909

(e)	Reflects a 38.2% statutory tax rate on a pro forma basis.

(f)	Includes the difference between the aggregate historical compensation for the former owner of MSC and its Chief Operating Officer and an aggregate amount of $1,200 per annum based on employment agreements entered into in connection with the MSC Acquisition.

(g)	Represents an increase in interest expense for the notes calculated as follows:

	Amount	Interest Expense
Notes	$250,000	$26,875
Less debt repaid with proceeds:
Revolving credit facility	(157,500)	(10,001)
Term loan A	(60,000)	(4,410)
Term loan B	(25,000)	(2,213)
Amortization of deferred financing cost		750

		$11,001

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial information of (1) PNA, our Predecessor company for accounting purposes under GAAP, for (i) each of the fiscal years in the four-year period ended December 31, 2005 and as of the end of each of such years, (ii) the period from January 1, 2006 to May 9, 2006 and (iii) the three months ended March 31, 2006 and (2) PNA, the Successor company, (i) for the period from May 10, 2006 to December 31, 2006 and as of the end of such period and (ii) as of and for the three months ended March 31, 2007. The consolidated financial data of the Predecessor for the three months ended March 31, 2006 was derived from our unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The consolidated financial data of the Successor as of and for the three months ended March 31, 2007 were derived from our unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The consolidated statement of income data and other financial data of the Predecessor for each of the years ended December 31, 2004 and 2005, and the period from January 1, 2006 to May 9, 2006, and the Successor for the period May 10, 2006 to December 31, 2006, and the consolidated balance sheet data for the Predecessor as of December 31, 2005 and the Successor as of December 31, 2006 presented below were derived from our audited annual consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The selected consolidated statement of income data and other financial data for the year ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 presented below were derived from the audited consolidated financial statements and related notes thereto of the Predecessor, which are not included in this prospectus. The selected historical consolidated financial data for fiscal 2002 have been derived from the Predecessor’s historical accounting records. The information presented below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Predecessor						Successor(2)
	Year Ended December 31,				Three Months Ended March 31, 2006	Jan. 1 to May 9, 2006	May 10 to December 31, 2006	Three Months Ended March 31, 2007
	2002	2003	2004	2005
Statement of Income Data:
Net sales	$678,203	$699,481	$1,210,213	$1,250,289	$338,894	$487,190	$1,074,201	$407,322
Costs and expenses:
Cost of materials sold (exclusive of items shown below)	550,570	580,683	909,043	1,050,018	283,855	401,612	864,271	335,536
Processing	21,819	22,403	31,206	30,288	6,532	11,985	20,664	8,137
Distribution	13,297	17,485	23,081	17,321	5,520	6,395	14,647	5,591
Selling, general and administrative	59,889	61,873	87,659	80,288	20,040	35,393	75,829	28,622
Depreciation and amortization	10,838	10,621	10,148	9,466	2,376	3,262	7,926	2,971
Gain on sale of real estate (1)	(4,340)	—	—	—	—	—	—	—

Total costs and expenses	652,073	693,065	1,061,137	1,187,381	318,323	458,647	983,337	380,857

Operating income	26,130	6,416	149,076	62,908	20,571	28,543	90,864	26,465

Interest expense	2,703	3,539	6,769	5,519	616	1,375	22,624	10,687
Income from equity investments	(1,920)	(1,339)	(1,607)	(1,546)	(564)	(770)	(942)	(453)

Income before minority interest and income tax expense	25,347	4,216	143,914	58,935	20,519	27,938	69,182	16,231

Minority interest	851	310	1,267	1,423	526	788	2,507	871

Income before income tax expense	24,496	3,906	142,647	57,512	19,993	27,150	66,675	15,360
Income tax expense	10,230	1,614	54,032	21,825	7,367	10,146	24,666	5,920

Net income	$14,266	$2,292	$88,615	$35,687	$12,626	$17,004	$42,009	9,440

	Predecessor						Successor(2)
	Year Ended December 31,				Three Months Ended March 31, 2006	Jan. 1 to May 9, 2006	May 10 to December 31, 2006	Three Months Ended March 31, 2007
	2002	2003	2004	2005
Other Financial Data:
Net cash provided by (used in) operating activities	$14,191	$6,883	$(46,118)	$153,085	$(15,353)	$(23,073)	$(55,634)	$(7,813)
Net cash used in investing activities	(4,256)	(4,379)	(3,110)	(4,501)	(2,135)	(2,460)	(316,675)	(5,544)
Net cash (used in) provided by financing activities	(10,294)	(8,274)	50,872	(149,106)	26,136	24,836	373,997	13,074
Purchases of property, plant and equipment	(19,972)	(5,132)	(4,218)	(6,327)	(2,135)	(2,460)	(4,902)	(4,631)
Ratio of earnings to fixed changes (3)	6.1x	1.5x	16.7x	8.4x	18.0x	15.3x	3.9x	2.5x

	Predecessor Year Ended December 31,				Predecessor March 31,	Successor(2)
	2002	2003	2004	2005	2006	December 31, 2006	March 31, 2007
Balance Sheet Data:
Cash	$6,858	$1,088	$2,732	$2,210	$10,858	$3,201	$2,918
Working capital	37,118	194,539	349,879	247,057	285,862	425,772	445,865
Total current assets	269,097	280,519	465,863	383,960	440,112	624,537	618,906
Property, plant and equipment, net	111,130	105,235	99,032	95,200	94,959	61,542	65,528
Total assets	405,789	412,658	589,320	504,096	560,393	736,754	733,040
Total debt	155,513	150,778	205,338	59,101	85,437	464,267	479,581
Total stockholder’s equity	164,215	162,830	250,209	284,947	297,320	66,130	74,096

(1)	In 2002, PNA sold substantially all fixed assets and inventory of two operating locations. The gain on sale of real estate at those locations was $4,340.
(2)	As a result of the application of purchase accounting, the Successor Company balances and amounts presented are not comparable with those of the Predecessor Company.
(3)	For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before provision for income taxes, plus minority interests, less equity income, plus fixed charges. “Fixed charges” consist of interest on indebtedness and rental expense under operating leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical Consolidated Financial Data” and the accompanying consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading national steel service center group that distributes steel products and provides value-added steel processing services to customers across a diversified group of industries, including the non-residential construction, machinery and equipment manufacturing, oil and gas, telecommunications and utilities markets. We distribute and perform value-added processing services for our customers on a variety of steel products including a full line of structural and long products, plate, flat rolled coil, tubulars and sheet. We operate 21 steel service centers nationally, as well as manage five joint ventures, which operate a total of seven service centers. Our business is organized into two reportable segments: Long Products and Plate, or Long Products, and Flat Rolled Products, or Flat Rolled.

Using sophisticated inventory and distribution information systems developed specifically for the steel service center industry, we provide just-in-time delivery to many of our customers, which enables them to better manage their working capital costs. Our steel service center facilities are strategically located in high density or high population growth areas in the United States, which puts us in a position to take advantage of growing markets and market trends. We intend to opportunistically pursue strategic acquisitions that will increase our scale, grow our market share of value-added products and expand our business. For example, with the consummation of the acquisition of Metals Supply Company, Ltd., or MSC, a leading structural steel service center and distributor in the Gulf Coast region of the United States, we now operate 21 steel processing centers nationally, as well as manage five joint ventures that operate a total of seven service centers.

Net Sales. We derive net sales from the sale and processing of metal products to end-users. Pricing is generally based upon a margin over the underlying metal cost as well as a further margin associated with customized value-added services as specified by the customer. We generate tolling income by providing value-added processing on steel that is owned by our customers; the agreed-upon price per ton is customer-specific, is not dependent on underlying steel pricing and depends on the particular processing service being performed. For the year ended December 31, 2006, we had combined net sales of approximately $1.56 billion. For the three months ended March 31, 2007, we had net sales of $407.3 million.

Cost of Materials Sold. We follow the normal industry practice which classifies, within cost of materials sold, the underlying commodity cost of metal purchased from the producing steel mill, the cost of inbound and outbound freight charges together with third-party processing cost, if any. Generally, these costs approximate 80 to 85% of net sales.

Operating Expense. Operating expense reflects selling, general and administrative expenses including sales and marketing expenses; executive officers’ compensation and a written incentive scheme covering approximately 30% of our employees, including salaried employees and those employees paid on an hourly basis, that is wholly based on profits generated, and the cost of which therefore fluctuates with the level of our profitability; office and administrative salaries; insurance; accounting; legal; computer systems; and professional services and costs not directly associated with the processing, manufacturing, operating or delivery costs of our products.

Depreciation. Depreciation expense represents the costs associated with property, plant and equipment used throughout the company.

Inventories. Rising steel prices result in margin gains, as demonstrated in 2004, and declining prices result in compression of margins. That is, our operating income may be somewhat enhanced or depressed on occasion should there be a rapid increase or decrease in the spot market for steel prices.

Recent Events/Industry Trends

Since 2000, there has been significant consolidation among the major domestic steel producers. The top three steel producers now control greater than a majority of the domestic steel market, a significant increase compared to 2000 (based on public data), which has created a pricing environment characterized by a more disciplined approach to production and pricing. The domestic suppliers have largely exited their non-core steel service and distribution functions to focus on reducing production costs and driving efficiencies from their core steel production activities. Increasingly, steel service centers like us have continued to capture a greater proportion of these key functions once served by the major steel producers.

In 2004, increased demand for steel in China, shortages of raw materials such as coking coal, iron ore and oil, increased demand for scrap, the weak U.S. dollar and increased energy costs and freight rates all contributed to significant increases in prices for domestic metals of all types, particularly steel. Further, improved economic conditions in Europe, Asia and North America contributed to a higher level of demand for steel. During most of 2004, supplies of many products were constrained, which also led to price increases.

In early 2005, the three iron ore suppliers controlling about 70% of the world market (based on public data) announced a 71.5% price increase to the integrated steel mills in Europe and Asia. This iron ore price increase was unprecedented, and resulted in cost increases for the European and other large integrated steel mills throughout the world. In May 2006 a major European iron ore contract was secured with a further price increase of 19%, as demand by China continued to drive pricing. We anticipate that both foreign and domestic mills will have to continue the disciplined practice they implemented in 2004 through 2006 of passing along such added costs, in the form of both price increases and surcharges. The domestic steel producers have demonstrated remarkable restraint in curbing manufacturing capacity. The timing of the effect that further price increases will have on the domestic market is difficult to predict, but we believe further price increases may occur.

Acquisitions

On February 14, 2006, PNAG Holding, an affiliate of Platinum, entered into an Agreement and Plan of Merger, or the Merger Agreement, with PNA and Preussag North America, Inc., PNA’s former owner, to acquire all of the outstanding capital stock of PNA for cash consideration of $261.6 million, refinancing of existing indebtedness of $88.0 million, a $12.0 million seller note, or the Preussag Seller Note, and other consideration and costs of $3.8 million. The acquisition of PNA by Platinum, or the Platinum Acquisition, was consummated on May 9, 2006, whereby Travel Merger Corporation (a wholly owned subsidiary of Travel Holding Corporation (now known as PNAG Holding), in turn a wholly owned subsidiary of Platinum) merged with and into PNA, with PNA being the surviving corporation. PNA Intermediate Holding Corporation, or PNA Intermediate, was incorporated on January 25, 2007 as a wholly owned subsidiary of PNAG Holding. The capital stock of PNA was contributed by PNAG Holding to PNA Intermediate.

Effective May 31, 2006, the Company completed the acquisition of Metals Supply Company, Ltd., or MSC, pursuant to which PNA acquired all of the outstanding partnership interests of Metals Supply Company, Ltd. and Clinton & Lockwood, Ltd. (an affiliate of MSC) for cash consideration of approximately $33.3 million and refinanced approximately $20.8 million of MSC’s then existing indebtedness.

MSC is a leading structural steel service center and distributor in the Gulf Coast region of the United States with two facilities located in Texas. MSC distributes and sells a wide array of wide flange beams, as well as plate, pipe, structural tubing, merchant bar, pre-galvanized structural beams, bar grating, and floor plate. MSC also exports steel to Latin America, the Middle East and Southeast Asia. The acquisition of MSC allowed us to increase our market share in a growing geographic region as well as expand our product offering.

Since the acquisition of MSC we have continued to actively identify growth opportunities and we intend to pursue strategic acquisitions that will increase our scale, grow our market share of value-added products and expand our business. Additionally, we are continually monitoring and evaluating important organic growth opportunities consisting of investing in expansion of existing facilities, purchases of equipment and machinery that expand our value-added processing capabilities and building greenfield sites for expansion into new markets.

We believe we have demonstrated an ability to integrate acquisitions into our existing operations principally due to our decentralized management and operating structure which allows local managers the ability to make strategic operating decisions at the levels necessary that affect their markets.

Critical Accounting Policies

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, and therefore consider these to be our critical accounting policies. Because of the uncertainty inherent in these matters, actual results could differ from the estimates we used in applying critical accounting policies. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely event that would result in materially different amounts being reported.

Revenue Recognition

In accordance with Staff Accounting Bulletin 104, Revenue Recognition, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, collection is reasonably assured, and the sale price is fixed and determinable. Risk of loss for products shipped passes at the time of shipment when shipments are made by common carrier or at delivery when our trucks are used.

Sales prices to customers are determined at the inception of the agreement to purchase. No cancellation or termination provisions are included in our agreements notwithstanding customary rights to return products which relate to non-conformities, defects and specifications. Provisions are made, based on experience, for estimated returns in accordance with Statement of Financial Accounting No. 48, Revenue Recognition When Right of Return Exists, and have been immaterial in the past.

In limited circumstances, we will deliver goods on consignment. In those cases, billing occurs when the goods are used by the customer, or after the lapse of a specified period of time, whichever comes first.

Net sales include tolling income where we process steel for a fee, without taking either title in the inventory or the associated price risk of the steel. Tolling income has historically been less than 2% of our total net sales.

Accounts Receivable and Allowance for Doubtful Accounts

We record trade accounts receivable as product is delivered (risk of loss for our products passes at time of shipment), net of provisions for estimated returns. Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of trade accounts receivable. Collections on our accounts receivable are made through several lockboxes maintained by our lenders. Concentrations of credit risk with respect to trade accounts receivable are within several industries. Generally, credit is extended once appropriate credit history and references have been obtained. We perform ongoing credit evaluations of customers and set credit limits based upon reviews of customers’ current credit information and payment history. We monitor customer payments and maintain a provision for estimated credit losses based on historical experience and specific customer collection issues that we have identified. Provisions to the allowance for doubtful accounts are made monthly and adjustments are made periodically based upon our expected ability to collect all such accounts. In some cases, especially in sales to the fabrication industry, we utilize security instruments (e.g., notices to furnish and materialman’s liens) to protect our position.

Uncertainties with respect to the allowance for doubtful accounts are inherent in the preparation of financial statements. At March 31, 2007, December 31, 2006 and December 31, 2005, the allowance for doubtful accounts was $5.5 million, $5.4 million and $5.2 million, respectively. The rate of future credit losses may not be similar to past experience.

Inventory Valuation

Inventories are stated at the lower of cost or market. Our inventories are accounted for by either specific identification or average cost method accounting. We regularly review inventory on hand and when necessary record provisions for damaged and slow-moving inventory based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand which may require higher provisions for damaged and slow-moving inventory. Provisions for damaged and slow-moving inventory at March 31, 2007, December 31, 2006 and December 31, 2005 were not material.

Long-lived Assets

We evaluate goodwill on an annual basis and whenever events or changes in circumstances indicate that a carrying amount may not be fully recoverable. Long-lived assets, including property, plant and equipment, and amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Events or changes in circumstances which could trigger an impairment review include significant underperformance relative to our historical or projected future operating results, significant changes in the manner or the use of our assets or the strategy for our overall business, or significant negative industry or economic trends. We assess impairment in accordance with the requirements of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We assess the impairment of goodwill and intangible assets in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. We determine the recoverability of the assets by comparing the carrying amount of the assets to net future cash flows that the assets are expected to generate. We record an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed and the impairment we recognize is the amount by which the carrying amount exceeds the fair market value of the asset.

Income Taxes

We believe that all deferred tax assets will more likely than not be fully realized in the future. As such, we do not record any valuation allowances to reduce deferred tax assets. In the future, should we determine that any of our deferred tax assets face a likelihood of not being fully realized, a valuation allowance to reduce the value of the deferred asset would be recorded and adjusted as necessary. We expect to generate future taxable income to realize the benefits of our net deferred tax assets.

We record liabilities for potential tax deficiencies. These liabilities are based on management’s judgment of the risk of loss for items that have been or may be challenged by taxing authorities. In the event that we were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority), an adjustment to the liability would be recorded through income in the period such determination was made.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109, Accounting for Income Taxes, or FIN 48, which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that we recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The impact of our reassessment of our tax positions in accordance with FIN 48 did not have a material impact on its results of operations, financial condition or liquidity.

We have determined that we had no unrecognized tax benefits as of January 1, 2007 nor has there been an increase in the amount of unrecognized tax benefits as of March 31, 2007. Any potential penalties and interest related to unrecognized tax benefits would be reported as Interest expense in the accompanying interim condensed consolidated financial statements, and no such amounts have been recognized for the three months ended March 31, 2007. The tax years ended December 31, 2003, 2004 and 2005 remain open and subject to examination in the following significant income tax jurisdictions: Federal, Alabama, Arizona, California, Connecticut, Florida, Indiana, Illinois, Ohio, South Carolina, Texas and Virginia. Income tax returns for the period January 1, 2006 to May 9, 2006 and for the year ended December 31, 2006 have not yet been filed.

Employee Pension Plans

Our employee pension plan costs and obligations are dependent on assumptions including discount rates, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. While there have not been significant differences between important assumptions and actual experience in the past and we believe that the assumptions we currently use are appropriate, significant differences in actual experience or significant changes in assumptions can occur and would affect our pension costs and obligations. A key assumption used in valuation of the projected benefit obligation is that of the discount rate. In setting this rate, we utilized several bond indexes including the annualized Moody’s “Aa rated” bond index, the Citigroup Yield Curve and the Aon Yield Curve as we believe they most closely match the timing of expected future benefit payments. The indexes ranged from 5.75% to 6.00% and we elected to use a discount rate of 5.88% as of the December 31, 2006 valuation. Other key assumptions used in valuing projected benefit obligation and plan assets are set forth below:

Benefit obligation
Discount rate for determining benefit obligations	5.88%
Rate of compensation increase	4.00%
Expected rate of return on plan assets	8.00%

Plan assets
Equity securities	67%
Fixed income	33%
Money market	0%
Market value of assets	market value
Amortization method for prior service costs	straight-line
Amortization method for gains and losses	straight-line

Results of Operations

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

The table below presents our results of operations for the three months ended March 31, 2007 (Successor) and the three months ended March 31, 2006 (Predecessor) (dollars in thousands).

	Predecessor Three Months Ended March 31, 2006	% of Net Sales	Successor Three Months Ended March 31, 2007	% of Net Sales
Net sales	$338,894		$407,322
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	283,855	83.8%	335,536	82.4%
Processing	6,532	1.9%	8,137	2.0%
Distribution	5,520	1.6%	5,591	1.4%
Selling, general, and administrative	20,040	5.9%	28,622	7.0%
Amortization of intangibles	—	—	1,391	0.3%
Depreciation	2,376	0.7%	1,580	0.4%

Total operating costs and expenses	318,323	93.9%	380,857	93.5%

Operating income	20,571	6.1%	26,465	6.5%
Interest expense	616	0.2%	10,687	2.6%
Income from equity investments	(564)	-0.2%	(453)	-0.1%

Income before minority interest and income tax expense	20,519	6.1%	16,231	4.0%
Minority interest	526	0.2%	871	0.2%

Income before income tax expense	19,993	5.9%	15,360	3.8%
Income tax expense	7,367	2.2%	5,920	1.5%

Net income	$12,626	3.7%	$9,440	2.3%

Tons shipped	599,355		635,102

Average realized price per ton	$808		$845

Net sales. Net sales including tolling income increased $68.4 million, or 20.2%, from $338.9 million for the three months ended March 31, 2006 to $407.3 million for three months ended March 31, 2007. Of the increase, $44.8 million related to the addition of sales in 2007 of MSC which was acquired on May 31, 2006. The remainder of the increase was primarily due to an increase in average realized prices of 5% and an increase in volumes sold of 2% offset by a decrease in volumes tolled of 14%.

Cost of materials sold. Cost of materials sold increased $51.6 million, or 18.2%, from $283.9 million for the three months ended March 31, 2006 to $335.5 million for the three months ended March 31, 2007. Of the increase, $36.9 million related to additional cost of materials sold in 2007 of MSC which was acquired on May 31, 2006. The remainder of the increase was primarily due to a 3% increase in average cost per ton of product purchased and increase in volumes sold of 2%.

Processing, distribution, selling, general and administrative expenses. Processing, distribution, selling, general and administrative expenses increased by $10.3 million, or 32.1%, from $32.1 million for the three months ended March 31, 2006 to $42.4 million for the three months ended March 31, 2007. Of the increase, $3.3 million was due to the addition of MSC which was acquired on May 31, 2006. Increases in selling, general and administrative costs were primarily related to annual monitoring fees of $1.3 million paid to Platinum in 2007 that were not paid in 2006, an increase in corporate expenses of $2.0 million, an increase in employee incentives paid at Infra-Metals of $0.6 million and provision for the management participation plan of $0.9 million. The remainder of the increase of $2.2 million was proportionately less than the increase in tons shipped over the prior period which is representative of the relatively fixed nature of certain processing, distribution and selling, general and administrative expenses.

Amortization and depreciation. Amortization of intangibles for the three months ended March 31, 2007 is related to the acquisitions of PNA and MSC, both completed in May 2006. The decrease in depreciation is related primarily to the acquisition of PNA in which estimated fair value of net assets acquired exceeded the purchase price. This estimated fair value of net assets acquired in excess of the purchase price was allocated as a pro rata reduction of long-lived assets resulting in a reduction of the carrying value of property, plant and equipment and a corresponding decrease in depreciation subsequent to the acquisitions. This decrease was partially offset by additional depreciation expense of $0.1 million from the acquisition of MSC.

Interest expense. Interest expense increased by $10.1 million from $0.6 million for the three months ended March 31, 2006 to $10.7 million for the three months ended March 31, 2007 due to (a) additional borrowings under our senior secured credit facilities, which increased from $85.0 million at March 31, 2006 to $179.7 million at March 31, 2007, (b) the $250.0 million unsecured Senior Notes and (c) $49.9 million in mortgage loans at the Travel Main Subsidiaries. The increase in borrowings under the various lending arrangements is principally related to the financing of the acquisitions of PNA and MSC in May 2006.

Income tax expense. Income tax expense decreased from $7.4 million for the three months ended March 31, 2006 to $5.9 million for the three months ended March 31, 2007. Income tax expense represented 38.3% and 37.0% of income before income tax expense for the three months ended March 31, 2007 and 2006, respectively.

Results by Segment—Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Long Products and Plate Segment

The table below presents our results of operations for our Long Products and Plate Segment for the three months ended March 31, 2007 (Successor) and the three months ended March 31, 2006 (Predecessor) (dollars in thousands).

	Predecessor Three Months Ended March 31, 2006	% of Net Sales	Successor Three Months Ended March 31, 2007	% of Net Sales
Net sales	$220,185		$296,706
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	183,712	83.4%	241,316	81.3%
Processing, distribution and S,G & A costs	18,961	8.6%	28,382	9.6%
Depreciation and amortization	1,017	0.5%	2,135	0.7%

Total operating costs and expenses	203,690	92.5%	271,833	91.6%

Operating income	$16,495	7.5%	$24,873	8.4%

Tons shipped	255,004		333,593

Net sales. Net sales increased $76.5 million, or 34.7%, from $220.2 million for the three months ended March 31, 2006 to $296.7 million for the three months ended March 31, 2007. Of the increase, $44.3 million related to the addition of sales in 2007 of MSC which was acquired on May 31, 2006. The remainder of the increase was primarily due to an increase in average realized prices of 3% and an increase in volumes sold of 10.1%.

Cost of materials sold. Cost of materials sold increased $57.6 million, or 31.4%, from $183.7 million for the three months ended March 31, 2006 to $241.3 million for the three months ended March 31, 2007. Of the increase, $36.4 million related to additional cost of materials sold in 2007 of MSC which was acquired on May 31, 2006. The remainder of the increase was primarily due to a 1% increase in average cost per ton of product purchased and increase in volumes sold of 10.1%.

Processing, distribution, selling, general and administrative expenses. Processing, distribution, selling, general and administrative expenses increased by $9.4 million, or 49.5%, from $19.0 million for the three months ended March 31, 2006 to $28.4 million for the three months ended March 31, 2007. Of the increase, $3.3 million was due to the addition of MSC, which was acquired on May 31, 2006. In addition, selling, general and administrative expenses increased primarily due to annual monitoring fees of $0.9 million (allocation based on 2006 net sales, out of an aggregate fee of $1.3 million) paid to Platinum in periods subsequent to the purchase of PNA in 2006, an increase in employee incentives paid at Infra-Metals of $0.6 million and a provision for the participation plan of $0.5 million. The remainder of the increase was due to increases in processing and distribution costs resulting from increases in tons of product shipped.

Amortization and depreciation. Amortization of intangibles for the three months ended March 31, 2007 totaled $1.4 million and is related to the acquisitions of PNA and MSC, both completed in May 2006. Depreciation decreased from $1.0 million for the three months ended March 31, 2006 to $0.7 million for the three months ended March 31, 2007 related primarily to the acquisition of PNA in which estimated fair value of net assets acquired exceeded the purchase price. This estimated fair value of net assets acquired in excess of the purchase price was allocated as a pro rata reduction of long-lived assets resulting in a reduction of the carrying value of property, plant and equipment and a corresponding decrease in depreciation subsequent to the acquisitions. This decrease was partially offset by additional depreciation expense of $0.1 million from the acquisition of MSC.

Flat Rolled Segment

The table below presents our results of operations for the three months ended March 31, 2007 (Successor) and the three months ended March 31, 2006 (Predecessor) (dollars in thousands).

	Predecessor Three Months Ended March 31, 2006	% of Net Sales	Successor Three Months Ended March 31, 2007	% of Net Sales
Net sales	$118,709		$110,616
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	100,142	84.4%	94,220	85.2%
Processing, distribution and S,G & A costs	12,479	10.5%	11,461	10.4%
Depreciation and amortization	1,359	1.1%	690	0.6%

Total operating costs and expenses	113,980	96.0%	106,371	96.2%

Operating income	$4,729	4.0%	$4,245	3.8%

Tons shipped	344,351		301,509

Net sales. Net sales including tolling income decreased $8.1 million, or 6.8%, from $118.7 million for the three months ended March 31, 2006 to $110.6 million for the three months ended March 31, 2007. The decrease was primarily related to a 10.9% decline in volumes sold, a portion of which was due to the closure of the Cleveland location in July 2006, and a 13.7% decrease in tolled volumes, which were partially offset by a 4.1% increase in average realized price per ton.

Cost of materials sold. Cost of materials sold decreased $5.9 million, or 5.9%, from $100.1 million for the three months ended March 31, 2006 to $94.2 million for the three months ended March 31, 2007. The decrease was primarily related to a 10.9% decline in volumes sold, a portion of which was due to the closure of the Cleveland location in July 2006, offset by an increase in the average cost per ton of 5.9%.

Processing, distribution, selling, general and administrative expenses. Processing, distribution, selling, general and administrative expenses decreased by $1.0 million, or 8.0%, from $12.5 million for the three months ended March 31, 2006 to $11.5 million for the three months ended March 31, 2007. The decrease is primarily due to a decrease in pension related costs of $1.0 million principally related to curtailment of the Feralloy plans and the effect of closing the Cleveland location of $0.9 million offset by annual monitoring fees of $0.4 million (allocation based on 2006 net sales, out of an aggregate fee of $1.3 million) paid to Platinum.

Amortization and depreciation. Depreciation decreased primarily due to the acquisition of PNA in which estimated fair value of net assets acquired exceeded the purchase price. This estimated fair value of net assets acquired in excess of the purchase price was allocated as a pro rata reduction of long-lived assets resulting in a reduction of the carrying value of property, plant and equipment and a corresponding decrease in depreciation in 2007 compared to 2006.

Corporate and Other

This category reflects administrative costs and expenses management has not allocated to its reportable segments. These costs include compensation for executive officers and support staff professional fees for audit, tax and legal services, consulting fees and travel and entertaining.

Corporate expenses rose by $2.0 million, or 286%, from $0.7 million for the three months ended March 31, 2006 to $2.7 million for the three months ended March 31, 2007. This was due to an increase in audit and other professional fees of $0.7 million, additional salary costs of $1.0 million and provision for the participation plan of $0.2 million.

Year Ended December 31, 2006 Successor and Predecessor Company Results—Combined Non-GAAP

The following tables present our combined results of operations, consolidated and by segment, for the year ended December 31, 2006. For purposes of arriving at the results for the year ended December 31, 2006, we combined the results of our Successor company for the period May 10, 2006 to December 31, 2006 and the results of our Predecessor company for the period January 1, 2006 to May 9, 2006.

Accounting principles generally accepted in the United States of America, or GAAP, do not allow for such combination of Predecessor and Successor financial results and this approach yields results that are not comparable on a period-to-period basis due to the new basis of accounting established at the date of the Platinum Acquisition. We believe the combined results provide the most meaningful way to comment on our results of operations for the year ended December 31, 2006 compared to the same period in the prior year because discussion of a partial period consisting of the period from May 10, 2006 to December 31, 2006 compared to the year ended December 31, 2005 would not be meaningful. The combined information is the result of merely adding the Successor and Predecessor columns and does not include any pro forma assumptions or adjustments.

The table below presents our results of operations for the periods from January 1, 2006 to May 9, 2006 (Predecessor) and May 10, 2006 to December 31, 2006 (Successor) and the combination of the results of these periods (in thousands).

	Predecessor January 1 to May 9, 2006	Successor May 10 to December 31, 2006	Combined Predecessor/ Successor Non-GAAP Year Ended December 31, 2006
Net sales	$487,190	$1,074,201	$1,561,391
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	401,612	864,271	1,265,883
Processing	11,985	20,664	32,649
Distribution	6,395	14,647	21,042
Selling, general, and administrative (S,G & A)	35,393	75,829	111,222
Amortization of intangibles	—	4,087	4,087
Depreciation	3,262	3,839	7,101

Total operating costs and expenses	458,647	983,337	1,441,984

Operating income	28,543	90,864	119,407
Interest expense	1,375	22,624	23,999
Income from equity investments	(770)	(942)	(1,712)

Income before minority interest and income tax expense	27,938	69,182	97,120
Minority interest	788	2,507	3,295

Income before income tax expense	27,150	66,675	93,825
Income tax expense	10,146	24,666	34,812

Net income	$17,004	$42,009	$59,013

The tables below present our results of operations on a consolidated basis and by segment for the periods from January 1, 2006 to May 9, 2006 (Predecessor) and May 10, 2006 to December 31, 2006 (Successor) and the combination of the results of these periods (in thousands). The combined information is the result of merely adding the Successor Company and Predecessor Company amounts and does not include any pro forma assumptions or adjustments.

Predecessor Company Period from January 1, 2006 to May 9, 2006:	Long Products and Plate	Flat Rolled	Corporate and Other	Total
Net sales	$315,034	$172,156	$—	$487,190
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	253,790	147,822	—	401,612
Processing, distribution and S,G&A costs	30,962	18,080	4,731	53,773
Depreciation and amortization	1,293	1,967	2	3,262

Total operating costs and expenses	286,045	167,869	4,733	458,647

Operating income	$28,989	$4,287	$(4,733)	$28,543

Tons shipped	373	499	—	872

Successor Company Period from May 10, 2006 to December 31, 2006:	Long Products and Plate	Flat Rolled	Corporate and Other	Total
Net sales	$764,380	$309,821	$—	$1,074,201
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	602,911	261,360	—	864,271
Processing, distribution and S,G&A costs	75,660	31,886	3,594	111,140
Depreciation and amortization	5,907	1,760	259	7,926

Total operating costs and expenses	684,478	295,006	3,853	983,337

Operating income	$79,902	$14,815	$(3,853)	$90,864

Tons shipped	847	864	—	1,711

Combined Predecessor/Successor Non-GAAP Year Ended December 31, 2006	Long Products and Plate	Flat Rolled	Corporate and Other	Total
Net sales	$1,079,414	$481,977	$—	$1,561,391
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	856,701	409,182	—	1,265,883
Processing, distribution and S,G&A costs	106,622	49,966	8,325	164,913
Depreciation and amortization	7,200	3,727	261	11,188

Total operating costs and expenses	970,523	462,875	8,586	1,441,984

Operating income	$108,891	$19,102	$(8,586)	$119,407

Tons shipped	1,220	1,363	—	2,583

Year Ended December 31, 2005 Compared to Year Ended December 31, 2006

The table below presents our results of operations for the years ended December 31, 2005 and 2006 (Combined) (in thousands).

	Predecessor Year Ended December 31, 2005	Combined Predecessor/ Successor Non-GAAP Year Ended December 31, 2006
Net sales	$1,250,289	$1,561,391
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	1,050,018	1,265,883
Processing, distribution and S,G&A costs	127,897	164,913
Amortization of intangibles	—	4,087
Depreciation	9,466	7,101

Total operating costs and expenses	1,187,381	1,441,984

Operating income	62,908	119,407
Interest expense	5,519	23,999
Income from equity investments	(1,546)	(1,712)

Income before minority interest and income tax expense	58,935	97,120
Minority interest	1,423	3,295

Income before income tax expense	57,512	93,825
Income tax expense	21,825	34,812

Net income	$35,687	$59,013

Tons shipped	2,244	2,583

Net sales. Net sales including tolling income increased $311.1 million, or 24.9%, from $1,250.3 million for the year ended December 31, 2005 to $1,561.4 million for the year ended December 31, 2006. Of the increase, $102.1 million related to the addition of sales in 2006 of MSC, which was acquired on May 31, 2006. The remainder of the increase was primarily due to an increase in average realized prices of 5.6%, an increase in volumes tolled of 8.5% and an increase in volumes sold of 10.6%.

Cost of materials sold. Cost of materials sold increased $215.9 million, or 20.6%, from $1,050.0 million for the year ended December 31, 2005 to $1,265.9 million for the year ended December 31, 2006. Of the increase, $78.4 million related to additional cost of materials sold in 2006 of MSC which was acquired on May 31, 2006. The remainder of the increase was primarily due to a 2.4% increase in average cost per ton of product purchased and increase in volumes sold of 10.6%.

Processing, distribution, selling, general and administrative expenses. Processing, distribution, selling, general and administrative expenses increased by $37.0 million, or 29.0%, from $127.9 million for the year ended December 31, 2005 to $164.9 million for the year ended December 31, 2006. Of the increase, $7.0 million was due to the addition of MSC which was acquired on May 31, 2006. Increases in selling, general and administrative costs were primarily related to annual monitoring fees of $5.0 million paid to Platinum subsequent to the acquisition of PNA on May 9, 2006, transaction bonuses paid to management in 2006 of $3.9 million and an increase in employee incentives paid at Infra-Metals of $10.5 million. The remainder of the increase of approximately $10.6 million was less than the proportionate increase in tons shipped over the period which is representative of the relatively fixed nature of certain operating expenses, particularly administrative costs.

Amortization and depreciation. Amortization of intangibles for the year ended December 31, 2006 is related to the acquisitions of PNA and MSC, both completed in May 2006. The decrease in depreciation is related primarily to the acquisition of PNA in which estimated fair value of net assets acquired exceeded the purchase price. This estimated fair value of net assets acquired in excess of the purchase price was allocated as a pro rata reduction of long-lived assets resulting in a reduction of the carrying value of property, plant and equipment and a corresponding decrease in depreciation in 2006 compared to 2005. This decrease was partially offset by additional depreciation expense of $0.3 million from the acquisition of MSC in May 2006.

Interest expense. Interest expense increased from $5.5 million for the year ended December 31, 2005 to $24.0 million for the year ended December 31, 2006 due to (a) additional borrowings under our senior secured credit facilities, which increased from $58.6 million at December 31, 2005 to $164.3 million at December 31, 2006, (b) the $250.0 million unsecured notes and (c) $49.9 million in mortgage loans at Travel Main. The increase in borrowings under the various lending arrangements is principally related to the financing of the acquisitions of PNA and MSC in May 2006.

Income tax expense. Income tax expense increased from $21.8 million for the year ended December 31, 2005 to $34.8 million for the year ended December 31, 2006. Income tax expense represented 37.9% and 37.1% of income before income tax expense for the years ended December 31, 2005 and 2006, respectively. The decrease in income tax expense as a percentage of income before income tax expense is primarily due to the acquisition of MSC, the profits of which are not subject to state tax, thereby reducing the average tax rate compared to the prior year.

Results by Segment—Year Ended December 31, 2005 Compared to Year Ended December 31, 2006

Long Products and Plate Segment

The table below presents our results of operations for our Long Products and Plate Segment for the years ended December 31, 2005 and 2006 (Combined) (in thousands).

	Predecessor Year Ended December 31, 2005		Combined Non-GAAP Year Ended December 31, 2006
Net sales	$728,680		$1,079,414
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	592,551	81.3%	856,701	79.3%
Processing, distribution and S,G&A costs	76,412	10.5%	106,622	9.9%
Depreciation and amortization	3,910	0.5%	7,200	0.7%

Total operating costs and expenses	672,873	92.3%	970,523	89.9%

Operating income	$55,807	7.7%	$108,891	10.1%

Tons shipped	908		1,220

Net sales. Net sales increased $350.7 million, or 48.1%, from $728.7 million for the year ended December 31, 2005 to $1,079.4 million for the year ended December 31, 2006. Of the increase, $102.1 million related to the addition of sales in 2006 of MSC, which was acquired on May 31, 2006. The remainder of the increase was primarily due to an increase in average realized prices per ton of 10.1% and an increase in volumes sold of 21.8%.

Cost of materials sold. Cost of materials sold increased $264.1 million, or 44.6%, from $592.6 million for the year ended December 31, 2005 to $856.7 million for the year ended December 31, 2006. Of the increase, $78.4 million related to additional cost of materials sold in 2006 of MSC, which was acquired on May 31, 2006. The remainder of the increase was primarily due to an 7.8% increase in average cost per ton of steel purchased and an increase in volumes sold of 21.8%.

Processing, distribution, selling, general and administrative expenses. Processing, distribution, selling, general and administrative expenses increased by $30.2 million, or 39.5%, from $76.4 million for the year ended December 31, 2005 to $106.6 million for the year ended December 31, 2006. Of the increase, $7.0 million was due to the addition of MSC, which was acquired on May 31, 2006. In addition, selling, general and administrative expenses increased primarily due to annual monitoring fees of $3.0 million (allocation based on 2005 net sales, out of an aggregate fee of $5.0 million) paid to Platinum subsequent to the acquisition of PNA on May 9, 2006, and an increase in employee incentives paid at Infra-Metals of $10.5 million. The remainder of the increase was due to increases in processing and distribution costs resulting from increases in tons of product shipped.

Amortization and depreciation. Amortization of intangibles for the year ended December 31, 2006 is related to the acquisitions of PNA and MSC, both completed in May 2006, which totaled $4.0 million for the period. There was no amortization expense for the year ended December 31, 2005. Depreciation decreased primarily due to the acquisition of PNA in which estimated fair value of net assets acquired exceeded the purchase price. This estimated fair value of net assets acquired in excess of the purchase price was allocated as a pro rata reduction of long-lived assets resulting in a reduction of the carrying value of property, plant and equipment and a corresponding decrease in depreciation in 2006 compared to 2005. This decrease was partially offset by additional depreciation expense of $0.3 million from the acquisition of MSC on May 31, 2006.

Flat Rolled Segment

The table below presents our results of operations for our Flat Rolled segment for the years ended December 31, 2005 and 2006 (Combined) (in thousands).

	Predecessor Year Ended December 31, 2005		Combined Predecessor/ Successor Non-GAAP Year Ended December 31, 2006
Net sales	$521,609		$481,977
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	457,467	87.6%	409,182	84.8%
Processing, distribution and S,G&A costs	48,866	9.4%	49,966	10.4%
Depreciation and amortization	5,542	1.1%	3,727	0.8%

Total operating costs and expenses	511,875	98.1%	462,875	96.0%

Operating income	$9,734	1.9%	$19,102	4.0%

Tons shipped	1,336		1,363

Net sales. Net sales including tolling income decreased $39.6 million, or 7.6%, from $521.6 million for the year ended December 31, 2005 to $482.0 million for the year ended December 31, 2006. The decrease was primarily related to a 5.1% decline in volumes sold combined with a 3.4% decline in average realized prices per ton, which were partially offset by an 8.5% increase in tolled volumes.

Cost of materials sold. Cost of materials sold decreased $48.3 million, or 10.6%, from $457.5 million for the year ended December 31, 2005 to $409.2 million for the year ended December 31, 2006. The decrease was primarily related to a 5.7% decline in the average cost per ton of steel purchased combined with a 5.1% decline in volumes sold.

Processing, distribution, selling, general and administrative expenses. Processing, distribution, selling, general and administrative expenses increased by $1.1 million, or 2.3%, from $48.9 million for the year ended December 31, 2005 to $50.0 million for the year ended December 31, 2006. The increase is primarily due to annual monitoring fees of $2.0 million (allocation based on 2005 net sales, out of an aggregate fee of $5.0 million) paid to Platinum which were offset by a decrease in pension related costs of $1.4 million principally related to curtailment of the Feralloy plans.

Amortization and depreciation. Depreciation decreased primarily due to the acquisition of PNA in which estimated fair value of net assets acquired exceeded the purchase price. This estimated fair value of net assets acquired in excess of the purchase price was allocated as a pro rata reduction of long-lived assets resulting in a reduction of the carrying value of property, plant and equipment and a corresponding decrease in depreciation in 2006 compared to 2005.

Corporate and Other

This category reflects administrative costs and expenses management has not allocated to its reportable segments. These costs include compensation for executive officers and support staff professional fees for audit, tax and legal services, consulting fees, travel and entertaining and depreciation and amortization.

Corporate expenses rose by $6.0 million, or 231% from $2.6 million for the year ended December 31, 2005 to $8.6 million for the year ended December 31, 2006. This was due to transaction bonuses of $3.9 million, increase in audit and other professional fees of $1.3 million and consultancy fees of $0.5 million.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

The table below presents our results of operations for the years ended December 31, 2004 and 2005 (in thousands).

	Predecessor
	Year Ended December 31, 2004	Year Ended December 31, 2005
Net sales	$1,210,213	$1,250,289
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	909,043	1,050,018
Processing, distribution and S,G&A costs	141,946	127,897
Depreciation	10,148	9,466

Total operating costs and expenses	1,061,137	1,187,381

Operating income	149,076	62,908
Interest expense	6,769	5,519
Income from equity investments	(1,607)	(1,546)

Income before minority interest and income tax expense	143,914	58,935
Minority interest	1,267	1,423

Income before income tax expense	142,647	57,512
Income tax expense	54,032	21,825

Net income	$88,615	$35,687

Tons shipped	2,216	2,244

Net sales. Net sales including tolling income increased $40.1 million, or 3.3%, from $1,210.2 million for the year ended December 31, 2004 to $1,250.3 million for the year ended December 31, 2005. The increase in sales was due to an increase in average realized prices of 7.5% and an increase in volumes tolled of 15.8%, partially offset by a decrease in volumes sold of 4.1%.

Cost of materials sold. Cost of materials sold increased $141.0 million, or 15.5%, from $909.0 million for the year ended December 31, 2004 to $1,050.0 million for the year ended December 31, 2005. The increase in cost of materials sold was due to a 20.5% increase in the average cost per ton, off-set by a decrease in volumes sold of 4.1%. In addition, the increase in cost of materials sold of 15.5% from 2004 to 2005 was higher than the 3.3% increase in net sales over the same period. This was primarily due to a rapid increase in steel prices at the beginning of 2004 which resulted in higher margins experienced in 2004 prior to margins decreasing to more expected levels in 2005.

Processing, distribution, selling, general and administrative expenses. Processing, distribution, selling, general and administrative expenses decreased by $14.0 million, or 9.9%, from $141.9 million for the year ended December 31, 2004 to $127.9 million for the year ended December 31, 2005. This decrease was primarily due to lower incentive compensation of approximately $11.8 million resulting from lower profits combined with lower bad debt expense of approximately $5.1 million, which were offset by increases in other processing, distribution, selling, general and administrative expenses of approximately $2.9 million which partially relates to an increase in tons shipped.

Interest expense. Interest expense decreased $1.3 million, or 19.1%, from $6.8 million for the year ended December 31, 2004 to $5.5 million for the year ended December 31, 2005, primarily as a result of less debt required to support decreased working capital requirements, principally from reductions in inventory levels.

Income tax expense. Income tax expense decreased from $54.0 million for the year ended December 31, 2004 to $21.8 million for the year ended December 31, 2005. Income tax expense represented 37.9% of income before income tax expense for each of the years ended December 31, 2004 and 2005.

Results by Segment—Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Long Products and Plate Segment

The table below presents our results of operations for our Long Products and Plate segment for the fiscal years ended December 31, 2004 and 2005 (in thousands).

	Predecessor Year Ended December 31, 2004		Predecessor Year Ended December 31, 2005
Net sales	$654,561		$728,680
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	473,835	72.5%	592,551	81.3%
Processing, distribution and S,G&A costs	87,364	13.3%	76,412	10.5%
Depreciation and amortization	4,109	0.6%	3,910	0.5%

Total operating costs and expenses	565,308	86.4%	672,873	92.3%

Operating income	$89,253	13.6%	$55,807	7.7%

Tons shipped	863		908

Net sales. Net sales increased $74.1 million, or 11.3%, from $654.6 million for the year ended December 31, 2004 to $728.7 million for the year ended December 31, 2005. The increase was primarily related to a 5.2% increase in volumes sold and an increase in average realized price per ton of 5.8%.

Cost of materials sold. Cost of materials sold increased $118.8 million, or 25.1%, from $473.8 million for the year ended December 31, 2004 to $592.6 million for the year ended December 31, 2005. The increase was primarily related to an 18.9% increase in the average cost per ton of steel purchased combined with a 5.2% increase in volumes sold. In addition, the increase in cost of materials sold of 25.1% from 2004 to 2005 was higher than the 11.3% increase in net sales over the same period. This was primarily due to a rapid increase in steel prices during 2004 which resulted in higher margins experienced in 2004 prior to margins decreasing to more expected levels in 2005.

Processing, distribution, selling and administrative expenses. Processing, distribution, selling and administrative expenses decreased by $11.0 million, or 12.6%, from $87.4 million for the year ended December 31, 2004 to $76.4 million for the year ended December 31, 2005. The decrease was primarily related to a reduction in bonuses and incentives of $7.8 million and a reduction in bad debt costs of $5.3 million, offset by other processing, distribution, selling and administrative expense increases resulting from growth in segment net sales.

Flat Rolled Segment

The table below presents our results of operations for our Flat Rolled Segment for the years ended December 31, 2004 and 2005 (in thousands).

	Predecessor Year Ended December 31, 2004		Predecessor Year Ended December 31, 2005
Net sales	$555,652		$521,609
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	435,208	78.3%	457,467	87.6%
Processing, distribution and S,G&A costs	51,023	9.2%	48,866	9.4%
Depreciation and amortization	6,018	1.1%	5,542	1.1%

Total operating costs and expenses	492,249	88.6%	511,875	98.1%

Operating income	$63,403	11.4%	$9,734	1.9%

Tons shipped	1,353		1,336

Net sales. Net sales including tolling income decreased $34.0 million, or 6.1%, from $555.6 million for the year ended December 31, 2004 to $521.6 million for the year ended December 31, 2005. The decrease was primarily related to a 14.8% decrease in volumes sold offset by a 9.2% increase in the average realized price per ton and an increase in tolled volumes of 15.8%.

Cost of materials sold. Cost of materials sold increased $22.3 million, or 5.1%, from $435.2 million for the year ended December 31, 2004 to $457.5 million for the year ended December 31, 2005. The increase was primarily related to a 23.4% increase in the average cost per ton of steel purchased offset by a 14.8% decrease in volumes sold. In addition, the increase in the average cost per ton of steel of 23.4% from 2004 to 2005 was higher than the 9.1% increase in the average realized selling price per ton over the same period. This was primarily due to a rapid increase in steel prices at the beginning of 2004 which resulted in higher margins experienced in 2004 prior to margins decreasing to more expected levels in 2005.

Processing, distribution, selling, general and administrative expenses. Processing, distribution, selling, general and administrative expenses decreased by $2.1 million, or 4.2%, from $51.0 million for the year ended December 31, 2004 to $48.9 million for the year ended December 31, 2005. The decrease was primarily related to a reduction in incentives paid in 2005 of approximately $3.1 million, based on lower profits.

Corporate and Other

This category reflects administrative costs and expenses management has not allocated to its reportable segments. These costs include compensation for executive officers and support staff, professional fees for audit and legal services, travel and entertaining and depreciation and amortization.

Corporate expenses fell by $1.0 million or 27.8% from $3.6 million for the year ended December 31, 2004 to $2.6 million for the year ended December 31, 2005. This was due mainly to a reduction in management bonuses of $0.8 million.

Liquidity and Capital Resources

Our primary sources of liquidity are borrowings under our revolving credit facility and our cash flow from operations. As of June 30, 2007, we had approximately $2.9 million of cash on hand and approximately $192.4 million available under our revolving credit facility. The following discussion of the principal sources and uses of cash should be read in conjunction with our Consolidated Statements of Cash Flows for the three months ended March 31, 2007, the periods from January 1, 2006 to May 9, 2006 and May 10, 2006 to December 31, 2006, and the year ended December 31, 2005 included elsewhere in this prospectus. See also “Selected Historical Consolidated Financial Data” and our consolidated financial statements and notes thereto.

Operating and Investing Activities

Although we do not produce any metal, our financial performance is affected by changes in metal prices. When metal prices rise, the prices at which we are able to sell our products generally increase over their historical costs; accordingly, our margins and our working capital (which consists primarily of accounts receivable and inventory) tend to increase. Conversely, when metal prices fall, our margins and working capital tend to decrease. Our working capital (current assets less current liabilities) increased from $425.8 million at December 31, 2006 to $445.9 million at March 31, 2007 primarily due to a decrease in other payables of $16.0 million and an increase in accounts receivable of $12.7 million offset partially by a decrease in inventory of $15.7 million. The decrease in other payables related primarily to decreases in: accrued bonuses of $7.5 million and accrued interest of $7.2 million. The increase in accounts receivable was due primarily to the increase in net sales for the three months ended March 31, 2007 compared to the three months ended December 31, 2006 and inventory levels in 2007 declined in relation to levels on hand at the end of fiscal year 2006 primarily due to concerted efforts on the part of the Company to increase operating efficiencies and reduce inventory on hand. Our working capital increased from $247.1 million at December 31, 2005 to $425.8 million at December 31, 2006 primarily due to the increase in inventory of $165.4 million and the acquisition of working capital at MSC of $34.3 million.

Changes in steel prices also affect our liquidity because of the time difference between our payment for raw materials and collection of cash from our customers. We tend to pay for replacement materials (which are more expensive when steel prices are rising) over a shorter period than the time it typically takes to collect our accounts receivable after the sale of our products. As a result, when metal prices are rising, we tend to draw more on our revolving credit facility to cover the cash flow cycle from material purchase to cash collection. This cash requirement for working capital is higher in periods when we are increasing inventory quantities as we did at the end of 2004. When metal prices fall, we can replace our inventory at lower cost and, thus, generally do not need to access our revolving credit facility as much to cover the cash flow cycle. We believe our cash flow from operations, supplemented by the cash available under our revolving credit facility, will provide sufficient liquidity to meet the challenges and obligations we face during the current metal price environment.

We have recently implemented several expansion projects to increase capacity at certain of our facilities and we are in the planning phase of additional projects. During the year ended 2006, we built a new blast paint facility in Morgan City, Louisiana that has given us access to the Gulf Coast shipbuilding industry. We have added a recoiler at the Portland, Oregon facility of one of our joint ventures which will enable us to participate in the 1,300 mile “Rockies Express” natural gas pipeline project. In addition, we are in the planning phase of four additional expansion projects that are expected to increase our capacity beginning in 2008. We are confident that we will be able to finance such expansion projects in the future from operating cash flows, and if necessary, we expect to have borrowing capacity under PNA’s revolving credit agreement or to obtain other financing as needed to implement future planned projects.

As of June 30, 2007, (i) the aggregate principal amount outstanding under our revolving credit facility is $167.4 million and (ii) the aggregate principal amount of notes outstanding is $250 million.

The interest rate per annum applicable to revolver loans made or outstanding under our revolving credit facility as base rate loans is equal to the base rate in effect, and the interest rate per annum applicable to revolver loans made or outstanding under our revolving credit facility as LIBOR loans is equal to the relevant adjusted LIBOR rate for the applicable interest period selected by us, in each case plus an applicable margin percentage. There are no principal payments required under the revolving credit facility until May 2011, the maturity date thereof.

Our senior secured credit facility requires us to comply with a consolidated fixed charge coverage test if a “trigger event” occurs. A trigger event occurs when average availability under the revolving credit facility during a consecutive 5 business day period is less than $35 million, or availability is less than $30 million at the close of business on any business day. Under the consolidated fixed charge coverage test, the consolidated fixed charge coverage ratio equals (x) “consolidated EBITDA” for the applicable period minus unfinanced capital expenditures for such period minus cash income taxes paid minus distributions over (y) (without duplication) “consolidated fixed charges” for such period. Consolidated EBITDA means, for any fiscal period of the Company, on a consolidated basis (without duplication), an amount equal to the sum for such fiscal period of (i) consolidated adjusted net earnings, plus (ii) provision for taxes based on or determined by reference to income, plus (iii) consolidated interest expense, plus (iv) depreciation, amortization and other non-cash charges. Consolidated fixed charges means, on a consolidated basis, the sum of the Company’s (i) cash interest expense in respect of its funded debt (including with respect to the Preussag Seller Note but excluding interest with respect to the Preussag Seller Note that has been paid through a distribution), plus (ii) scheduled payments of principal on the Company’s funded debt, paid during such period (excluding the revolver loans and excluding payments on the Preussag Seller Note that have been paid through a distribution) plus (iii) to the extent not covered in the foregoing clause (ii), principal payments made during such period on subordinated debt (excluding payments on the Preussag Seller Note that have been paid through a distribution).

In addition, our senior secured credit facility also includes certain customary negative covenants, such as restrictions on our ability and the ability of our subsidiaries to incur additional indebtedness or liens, pay dividends (only to the extent that availability under the revolver is less than $40 million), make certain investments, engage in business combinations, sell assets or transact with affiliates. The notes contain similar negative covenants to those contained in our senior secured credit facility.

Our payment obligations under our indebtedness and the restrictive covenants contained in the documents governing such indebtedness may (i) limit our ability to use our cash flow, or obtain additional financing, for future working capital, capital expenditures, acquisitions or other general corporate purposes and (ii) require us to use a substantial portion of our cash flow from operations to make debt service payments.

During the three months ended March 31, 2006, net cash used in operating activities was $15.4 million. Net income for the three months ended March 31, 2006 was $12.6 million. Therefore, the difference between net income and net cash used in operations for the three months ended March 31, 2006 was $28.0 million, which primarily related to cash used for an increase in accounts receivable of $19.7 million due to an increase in net sales over the same period in the prior year and an increase in inventory of $33.5 million caused by a buildup to more normal levels from an exceptionally low level in December 2005. The increases in working capital assets were partially offset by an increase in payables of $17.3 million due to an 18% increase in cost of sales in the first quarter of 2006 compared to the fourth quarter of 2005.

During the periods from January 1, 2006 to May 9, 2006 and from May 10, 2006 to December 31, 2006, net cash used in operating activities was $23.1 million and $55.6 million, respectively, which, combined, total $78.7 million net cash used in operations for the year ended December 31, 2006. Net income for the year ended December 31, 2006 (Combined) totaled $59.0 million. Therefore, the difference between net income and net cash used in operations for the year ended December 31, 2006 was $137.7 million, which primarily related to cash used for increases in inventory of $165.4 due to a somewhat overstocked inventory position level at the end of 2006 caused by extended lead times from steel mills, growth of the Company’s operations in 2006 and increases in the market prices of steel over prior years. Also contributing to net cash used in operations were increases in other working capital asset accounts of $24.9 million partially offset by increases in working capital liability accounts of $40.3 million. During the year ended December 31, 2005, net cash provided by operating activities was $153.1 million, primarily due to a reduction of the quantity of steel held in inventory as we moved from an overstocked position at the end of 2004 to a normal level by December 2005 due to growth of our operations. During the year ended December 31, 2004, net cash used in operating activities was $46.1 million. Net income for the period was $88.6 million which was offset by an increase in inventory of $139.9 million as a result of the Company’s overstocked inventory position at the end of 2004.

During the three months ended March 31, 2007, net cash used in operating activities was $7.8 million. Net income for the three months ended March 31, 2007 was $9.4 million. Therefore, the difference between net income and net cash used in operations for the three months ended March 31, 2007 was $17.2 million, which primarily related to cash used for an increase in accounts receivable of $13.0 million due to the increase in net sales over the same period in the prior year and a decrease in accounts payables and accrued expenses of $22.5 million primarily related to the payment of the purchase consideration to Preussag North America, Inc. and interest and bonuses paid partially offset by a decrease in inventory of $15.6 million as management commenced an inventory reduction program.

Net cash used in investing activities was $2.5 million for the period from January 1, 2006 to May 9, 2006 and $316.7 million for the period from May 10, 2006 to December 31, 2006. Of the $316.7 million net cash used in investing activities during the period from May 10, 2006 to December 31, 2006, $53.7 million was related to the acquisition of MSC and $261.6 million to the acquisition of PNA, $4.6 million was received from the sale of our Cleveland facility in July 2006 and $4.9 million of capital expenditures was incurred for the period from May 10, 2006 to December 31, 2006. Net cash used in investing activities was $4.5 million and $3.1 million for the years ended December 31, 2005 and 2004, respectively, primarily related to purchases of property, plant and equipment.

Net cash used in investing activities was $2.1 million and $5.5 million for the three months ended March 31, 2006 and 2007, respectively, primarily related to purchases of property, plant and equipment.

Financing Activities

Net cash provided by financing activities was $26.1 million for the three months ended March 31, 2006 primarily related to net proceeds of our senior secured credit facilities of $26.3 million. Net cash provided by financing activities was $13.1 million for the three months ended March 31, 2007 primarily related to net proceeds of $15.4 million under our senior secured credit facilities, partially offset by $1.8 million in dividends paid to our parent.

Net cash provided by financing activities was $24.8 million for the period from January 1, 2006 to May 9, 2006, primarily from term loan proceeds. Net cash provided by financing activities was $374.0 million for the period from May 10, 2006 to December 31, 2006, primarily from the proceeds of the notes, net proceeds of our revolving credit facility under our senior secured credit facilities, the mortgages on our real estate properties and the proceeds from the purchase of common stock from the Platinum Acquisition. Net cash used in financing activities was $149.1 million for the year ended December 31, 2005 primarily related to repayment of the revolver and term loans under our senior secured credit facility. Net cash provided by financing activities was $50.9 million for the year ended December 31, 2004 primarily related to net proceeds of our revolving credit facility of $79.9 million under our senior secured credit facilities partially offset by repayment of a $20.0 million subordinated loan that had been extended to the Company by the parent of Preussag North America, Inc.

The Notes. On August 15, 2006, we issued $250 million aggregate principal amount of its 10 3/4% Senior Notes due 2016 (the “PNA Offering”). Interest on the notes accrues at a rate of 10 3/4% per year, payable semi-

annually in cash in arrears on March 1 and September 1 of each year, commencing March 1, 2007. The notes will mature on September 1, 2016. Each of our existing domestic subsidiaries that guarantee obligations under our senior secured credit facilities will jointly, severally, fully and unconditionally guarantee the notes on a senior unsecured basis. If we create or acquire a new domestic subsidiary, then that subsidiary will guarantee the notes on a senior unsecured basis to the extent such subsidiary guarantees any other debt of us, unless we designate the subsidiary as an “unrestricted subsidiary” under the indenture governing the notes. The notes are unsecured and rank equally in right of payment with all of our senior debt and senior in right of payment to all of our subordinated debt. The guarantees of the notes rank equally in right of payment with the guarantors’ existing and future senior obligations and senior in right of payment to their existing and future subordinated obligations. The notes and guarantees are effectively junior to any of our or the guarantors’ secured debt, as applicable, to the extent of the collateral securing such debt.

Approximately $82.5 million of the net proceeds of the PNA Offering were used to permanently repay outstanding term loans under our senior secured credit facility. In addition, approximately $143.8 million of the net proceeds from the PNA Offering were used to reduce the outstanding balance under our revolving credit facility. The balance of the net proceeds from the PNA Offering were used to make a return of capital of approximately $16.1 million to PNAG Holding and to pay transaction costs and expenses. We incurred $7.6 million in closing fees and expenses in connection with the PNA Offering, which have been capitalized and included in “Deferred financing costs, net” in our balance sheet. These costs are being amortized over the life of the notes, using the effective interest method. For more information on the notes, see “Description of Notes.”

Senior Secured Credit Facilities. In connection with the Platinum Acquisition, on May 9, 2006 we amended and restated our senior secured credit agreement. Our senior secured credit facilities provide for senior secured financing of up to approximately $460 million, of which $85 million was a term loan facility that was permanently repaid with the proceeds of the PNA Offering. As of December 31, 2006, $164.3 million was outstanding under the revolving credit facility. Approximately $290.7 million of the proceeds from the senior secured credit facilities were used to pay acquisition consideration and to refinance existing indebtedness in connection with the Platinum Acquisition. Approximately $38.0 million of the proceeds from the senior secured credit facility were used to pay acquisition consideration in connection with the MSC Acquisition. Proceeds of the PNA Offering were used to repay in full the term loans and $143.8 million of the revolving loan facility under our senior secured credit facilities.

Indebtedness under our senior secured credit facilities is guaranteed by PNAG Holding and by our current and future subsidiaries (with certain agreed exceptions) that are not borrowers thereunder, and is secured by a first priority security interest in substantially all of our current and future subsidiaries’ existing and future property and assets (subject to certain agreed exceptions), including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property and other personal property, owned cash and cash proceeds of the foregoing, real estate and first priority pledge of our capital stock, of the guarantor subsidiaries and 66% of the stock of our foreign subsidiaries.

The interest rate per annum applicable to revolver loans made or outstanding as base rate loans is equal to the base rate in effect, and the interest rate per annum applicable to revolver loans made or outstanding as LIBOR loans is equal to the relevant adjusted LIBOR rate for the applicable interest period selected by us, in each case plus an applicable margin percentage.

On the first business day of each month we are required to pay each lender a commitment fee in respect of any unused commitments under the revolving loan facility.

Our senior secured credit facilities require, subject to certain conditions, that we comply with a consolidated fixed charge coverage test. In addition, our senior secured credit facilities include certain customary negative covenants and contain certain customary representations and warranties, affirmative covenants and events of default.

We believe that our cash flow from operations, together with borrowings under our revolving credit facility, will enable us to meet our liquidity requirements for at least the next twelve months.

The primary factor affecting our borrowings is the quantum of working capital, and the primary elements of that working capital are inventory and trade receivables.

Under the terms of our revolving credit facility, we may borrow up to 65% of eligible inventory plus 85% of eligible trade receivables. As of June 30, 2007, we had approximately $192.4 million of availability under the revolving credit facility plus an additional $49.7 million of suppressed availability (i.e. additional borrowing capacity based on eligible inventory and accounts receivable that is presently limited by the $375 million maximum amount of the facility).

We believe that our cash flow from operations, supplemented with the cash available under our revolving credit facility, will provide us with sufficient liquidity over both the short term (next twelve months) and long term, in each case to meet the challenges and obligations that we face during any foreseeable metal price environment. Additionally, we intend to seek out value-added businesses that we can acquire at reasonable prices. We intend to use cash flows from operations and excess cash available under our revolving credit facility to fund future acquisitions.

Related Parties

Dividends paid to PNAG Holding during the period from May 9, 2006 to December 31, 2006 consisted of the non-cash real estate transfer valued at $34.5 million and cash dividends of $7.1 million plus $54.2 million representing the return of capital received at the time of the acquisition of MSC. We paid dividends to PNAG Holding and PNA Intermediate during the three months ended March 31, 2007 totaling $1.8 million.

Effective May 17, 2007, PNAG Holding adopted a Participation Plan for the purpose of providing incentive compensation to our key employees. The incentive compensation is awarded in the form of non-equity performance units, the value of which is related to the appreciation in our value. The performance units are payable to participants upon the occurrence of a “qualifying event” defined as (1) a sale of any of PNAG Holding’s common stock by Platinum (other than a sale to our affiliates), (2) the consummation of a public offering of PNAG Holding’s stock owned by Platinum or its affiliates or (3) the payment of cash dividends by PNAG Holding to Platinum (other than dividends arising out of or relating to any real estate owned by us or our subsidiaries as of the effective date of the Participation Plan). The participants initially vested 25% at the inception of the Participation Plan and vest an additional 25% each year over three years. Any vested amounts paid under the Participation Plan will be treated as compensation at the PNA level. The Participation Plan expires on December 31, 2017, and all performance units terminate upon the termination or expiration of the Participation Plan. Subject to certain exceptions, upon a termination of employment, all performance units granted to a participant will be forfeited.

The Company pays Platinum Advisors an annual monitoring fee of $5 million pursuant to a corporate advisory services agreement. In connection with the proposed initial public offering of PNAG Holding, Platinum Advisors intends to amend the Services Agreement to provide for a termination fee payable by us to Platinum Advisors with increased borrowings under our senior secured credit facility, as consideration for terminating the annual monitoring fee. We paid $1.25 million to Platinum under the Services Agreement for the three month period ended March 31, 2007.

Retirement Benefits and Compensation Plans

We have two noncontributory, defined benefit pension plans and a nonqualified, unfunded retirement plan, which together we refer to as the Plans. Of the noncontributory, defined benefit pension plans, one covers substantially all Feralloy nonunion employees who have attained age 21 and the other covers all union employees at Feralloy’s Midwest, Southern and St. Louis divisions. Feralloy also has a nonqualified, unfunded retirement plan, which we refer to as the SERP, to provide supplemental benefits to certain of its executive employees. To provide for the SERP, Feralloy purchased Company-owned life insurance contracts on the related employees.

Effective December 31, 2006, the Company adopted a change to freeze the benefits under the Company’s Non-Union Pension Plan, a defined benefit pension plan, and instituted a new defined contribution plan effective January 1, 2007. On October 30, 2006, Feralloy’s Board of Directors authorized a change to freeze the benefits under its SERP.

Implementation of the changes to the SERP was effective March 1, 2007 to allow for appropriate notice to affected employees and provide time necessary for essential actuarial studies and analysis with respect to the design change and preparation of operative documents. As a result, in accordance with Statement of Financial Accounting Standard No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, we recognized a curtailment gain of $2.2 million in the fourth quarter of fiscal year 2006 related to freezing benefits of our Non-Union Pension Plan and $0.7 million during the three months ended March 31, 2007 related to freezing benefits of our SERP.

Projected future benefit obligations of the Company’s pension plans are in excess of the current fair value of the plans’ assets. The underfunded status of the plans of $5.3 million at December 31, 2006 is recorded as a liability on our Consolidated Balance Sheet. The plans have been frozen as of December 31, 2006 and no more benefits will accrue under the plans, and the plans’ benefit obligations are expected to be paid over a period of time as employees vested under the plan retire in the future. As such, we have elected not to fund the shortage immediately and expect to be able to provide sufficient funding in the future for the plans to meet all obligations.

We have implemented a management incentive plan in the form of a Participation Plan. See “—Related Parties” above.

Commitments, Contingencies and Contractual Obligations

We are involved in several legal proceedings, claims and litigation arising in the ordinary course of business. Management presently believes that the outcome of each such pending proceeding or claim will not have a material adverse effect on the consolidated financial position or on the consolidated results of operations. Should any losses be sustained in connection with any proceeding or claim in excess of provisions, the amount will be charged to income in the future.

We had purchase commitments of approximately $275.1 million for inventory at March 31, 2007. These commitments were made to assure the company a normal supply of stock and, in management’s opinion, will be sold to obtain normal profit margins.

The consolidated group leases real estate, office space, data processing equipment, automobiles and trucks. Several of the leases require the lessee to pay taxes, maintenance and other operating expenses.

As of December 31, 2006, PNA’s future contractual obligations include the following (in millions):

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	$464.3	$0.8	$1.8	$166.4	295.3
Interest expense	287.5	30.1	60.0	59.7	137.7
Long-term lease obligations	19.4	4.6	6.5	3.1	5.2
Purchase Obligations	259.0	259.0	—	—	—

Total	$1,030.2	$294.5	$68.3	$229.2	$438.2

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In June 2006, Emerging Issues Task Force Issue No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), or EITF 06-3, was issued. EITF 06-3 requires disclosure of the presentation of taxes on either a gross (included in net sales and costs) or a net (excluded from revenue) basis as an accounting policy decision. The provisions of this standard are effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 did not materially impact our consolidated financial position, results of operations or cash flows.

In September 2006, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements, or SFAS 157, which establishes a framework for measuring fair value and expands disclosure about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not require any new fair value measurements. The application of this Statement relates to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. The definition of fair value retains the exchange price notion and clarifies that the exchange price is the price in an orderly transaction between market participants. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability. SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. Adoption is required as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted. The provisions of this Statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied. We are in the process of evaluating what, if any, effect adoption of SFAS 157 may have on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 permits companies to measure financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that select different measurement attributes for similar types of assets and liabilities. We are in the process of evaluating what, if any, effect adoption of SFAS 159 may have on our financial statements when SFAS 159 is adopted effective January 1, 2008.

Seasonality

We sometimes experience a minor reduction in our business during the winter months because of inclement weather conditions, which have an effect on the non-residential construction industry and on our ability to deliver steel to customers.

Inflation Risk

Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had, and is not likely in the foreseeable future to have, a material impact on our results of operations. However, as described above, increases in the price of steel can negatively affect cash flow in our operations.

Quantitative and Qualitative Disclosures About Market Risk

During the past several years, the base price of carbon steel has fluctuated significantly. Declining prices could reduce our operating income levels which are lower than our historical levels. Higher levels of inventory at steel service centers and end-use customers could cause competitive pressures which could also compress operating income. Steel prices began increasing at the end of the third quarter of 2005 and remained relatively level during the fourth quarter of 2005 and the first quarter of 2006. Steel prices began increasing during the second quarter of 2006. While we have been successful in the past in passing on producers’ price increases and surcharges to our customers, there is no guarantee that we will be able to pass on price increases to our customers during 2007 and beyond. The possibility also exists that steel prices may decrease at some point during 2007 which could result in lower sales, gross margin and income.

We are exposed to the impact of interest rate changes and fluctuating steel prices. In September 2003 PNA entered into an interest rate swap agreement with its secured lender for a notional $75 million derivative that swapped the floating LIBOR rate on its senior secured credit facilities with a fixed rate. This interest rate swap agreement expired in September 2006 and was replaced with a three year fixed to floating rate notional $50 million derivative. The fair market value of the interest rate swap is the estimated amount that PNA would receive or pay to terminate the swap agreements at any point in time. We entered into three additional interest rate swap agreements for a total of $50 million in June 2006 for a 3 year period commencing October 1, 2006 with each of Bank of America, N.A., Wachovia and LaSalle. These agreements also reduce the impact of changes in interest rates on our floating rate debt. We have not entered into any steel commodity hedge transactions for speculative purposes or otherwise. See our consolidated financial statements and notes thereto.

Internal Control Over Financial Reporting

In conjunction with the review of the consolidated financial statements for the period ended September 30, 2006, our independent registered public accounting firm issued a letter, dated January 29, 2007, to our Board of Directors identifying material weaknesses in the design and operation of internal control over financial reporting. This letter elaborates on a communication initially reported to us by our independent registered public accounting firm on July 19, 2006, in which we were informed that during their review of our consolidated financial statements as of and for the period ended March 31, 2006, material weaknesses had been identified. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The detail and nature of these material weaknesses are as follows:

The following was reported July 19, 2006:

•

Accounting and finance resources: We had not maintained a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in financial controls, the application of generally accepted accounting principles, and a general understanding of reporting requirements for SEC registrants commensurate with our financial reporting requirements. We have determined that, as of March 31, 2007, we have remediated this material weakness;

The following were reported January 29, 2007:

•

Financial control environment: We did not maintain fully documented and effectively communicated accounting policies and procedures throughout the organization. We have determined that, as of March 31, 2007, we have remediated this material weakness; and

•

Period-end close and financial reporting: We did not maintain effective controls over certain period-end financial close and reporting processes. This includes failure to follow an effective monthly/quarterly financial close and consolidation schedule incorporating critical and realistic timing, pre-established analytics, and comprehensive corporate review. This control deficiency resulted in errors in the statement of cash flows and equity that necessitated restatements of quarterly financials in 2006. This material weakness, which we have determined has not yet been remediated, could result in a material misstatement of the consolidated financial statements that would not be prevented or detected; in addition, this matter could impact our ability to file future Form 10-K and Form 10-Q reports within the time periods required for SEC registrants.

The following actions, among others, have been taken as remediation measures to address such material weaknesses:

•

A corporate controller has been hired by us, and we have contracted with outside consulting resources in the form of SEC and tax advisory services. In April 2007, we hired William S. Johnson, Senior Vice President of Finance of PNA, a former chief financial officer of an SEC reporting company in the metals service center industry. We have also engaged a national financial services consulting company specializing in internal auditing and Sarbanes-Oxley Section 404 compliance services; and

•

We have implemented additional procedures to more effectively handle the period-end close process, and procedures have been initiated for quarter-end certifications and financial disclosure checklists that will be reviewed by a newly formed Disclosure Committee at the PNAG Holding level commencing with our June 2007 quarter.

Efforts to remediate those material weaknesses related to control deficiencies in our period-end close and financial reporting processes are in-process and ongoing. A period of time will be required to completely implement these steps, document and test their operational effectiveness and provide evidence of their effectiveness. We believe that we are making significant progress with respect to maintaining effective controls over the above-mentioned period-end financial close and reporting processes.

We plan to work closely with our consultants and financial management to provide the resources required to expeditiously remediate these material weaknesses and monitor ongoing compliance with significant controls as identified; however, we may encounter unexpected difficulties or delays in completing this process. Accordingly, material weaknesses may still exist when we or PNAG Holding, as applicable, report on the effectiveness of our (i) disclosure controls and procedures as will be required with each periodic report we file under the Securities Exchange Act of 1934, as amended, and (ii) internal control over financial reporting for purposes of our reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002 after the consummation of the exchange offer.

BUSINESS

We are a leading national steel service center group that distributes steel products and provides value-added steel processing services to our customer base, which is largely comprised of fabricators and original equipment manufacturers across a diversified group of industries, including the non-residential construction, machinery and equipment manufacturing, oil and gas, telecommunications and utilities markets. We distribute a variety of steel products, including a full line of structural and long products, plate, flat rolled coil, tubulars and sheet, and we also perform a variety of value-added processing services for our customers. During 2006, we served more than 9,200 customers and we believe we are a crucial part of our customers’ supply chains, providing steel distribution and processing services that steel producers are typically not equipped or willing to undertake for end-users. Using sophisticated inventory and distribution information systems developed specifically for the steel service center industry, we provide just-in-time delivery to many of our customers, which enables them to manage their working capital costs better. Our steel service center facilities are strategically located in high density or high population growth areas in the United States, which puts us in a position to take advantage of growing markets and market trends. For the year ended December 31, 2006, we had combined net sales of approximately $1.56 billion and combined net income of approximately $59 million. For purposes of arriving at our results for the year ended December 31, 2006, we combined the results of PNA Group, Inc. and its consolidated subsidiaries for the period May 10, 2006 to December 31, 2006 and the results of PNA Group, Inc. and its consolidated subsidiaries for the period January 1, 2006 to May 9, 2006.

We intend to opportunistically pursue strategic acquisitions that will increase our scale, grow our market share of value-added products and expand our business. For example, with the consummation of the acquisition of Metals Supply Company, Ltd., or MSC, a leading structural steel service center and distributor in the Gulf Coast region of the United States, we now operate 21 steel service centers nationally, as well as manage five joint ventures that operate a total of seven service centers.

Our business is organized into two reportable segments: Long Products and Plate, or Long Products, and Flat Rolled Products, or Flat Rolled:

Long Products and Plate Segment (69% of 2006 combined net sales). Our Long Products segment operates 16 facilities throughout the Southwest, New England, Mid-Atlantic, Midwest and Southeast regions of the United States. This segment distributes structural beams, tubing, plates, sheets, pipes, channels, angles, flats, rounds, reinforcing and merchant bar, bar grating and floor plate. Through our Long Products segment, we also provide value-added steel processing capabilities that include saw-cutting, T-splitting, cambering, high speed drilling and tapping, press braking, shearing, punching, grinding, ultrasonic testing, plasma and plate burning with full computer-aided design capabilities. We market these products and services under four regional brands: Infra-Metals, Delta Steel, Metals Supply Company and Smith Pipe & Steel. Slightly over half of Long Products’ 2006 sales were to the non-residential construction market. The other major markets served by this segment include ship and barge building, railcar manufacturing, metal building fabrication, commercial and industrial fabricators, oil and gas, and telecommunications and utilities. Our ability to identify niche market opportunities has allowed us to increase our value-added services and broaden our customer base. For example, we have established and grown our presence in providing steel monopoles to the telecommunications and utility transmission markets, both of which are expanding markets. Two of our facilities in Texas operate 60-foot, 2,200-ton Pullmax press brakes to produce a major portion of the steel monopoles used in telecommunications towers and utilities transmission towers in these markets.

Flat Rolled Products Segment (31% of 2006 combined net sales). Our Flat Rolled segment operates five facilities located in the Midwest, the South and California, as well as seven joint venture facilities. The Flat Rolled segment offers hot rolled, hot rolled pickled and oiled, cold rolled and galvanized and other coated coil and sheet products. Virtually all of the steel sold by the Flat Rolled facilities receives value-added processing such as temper-passing, leveling or slitting. Through this segment, we also perform a substantial amount of tolling, where we process steel for a fee, without taking either title to the inventory or the associated price risk of the steel. We market these products and services under our Feralloy brand. Customers include original equipment manufacturers in the machinery and equipment, tank, railcar, agricultural and construction industries.

Industry Overview

Steel service centers operate as intermediaries between primary steel producers and end-users, which typically include fabricators and original equipment manufacturers, who require smaller quantities of more highly customized products delivered on a just-in-time basis. Due to smaller purchase sizes, producers historically have not dealt directly with end-users. By purchasing large quantities of steel from producers, steel service centers are able to take advantage of producer economies of scale resulting in lower costs of materials purchased. Because steel service centers purchase steel from a number of primary producers, they can maintain a consistent supply of various types of steel used by their customers. In turn, steel service centers allow customers to lower their inventory levels, decrease the time between the placement of an order and receipt of materials and reduce internal expenses, thereby helping these customers to manage their working capital in an efficient manner. However, unlike pure distributors that buy standard grades of steel in bulk from producers and resell them in smaller quantities to local end-users, steel service centers also engage in a variety of value-added processing operations, such as cutting, shaping or treating steel to particular customer specifications.

Purchasing magazine estimated in its May 4, 2006 issue that the combined U.S. and Canadian metal service center industry’s annual revenue was $115 billion in 2005. Based on our industry research, metal service centers represent the largest customer group of the U.S. domestic steel industry, accounting for approximately 47% of U.S. steel shipments in 2005. The metal service center industry remains highly fragmented, with over 500 companies operating in North America, based on internal Company estimates. Competition is based in large part on quality, price and the ability to provide value-added services such as working capital management and just-in-time delivery. Accordingly, the capital requirements (in terms of inventory levels and requisite machinery and working capital) needed to become a successful metal service center are a significant barrier to entry into the industry. Additionally, due to the geographic nature of the business, we have found that customers are usually located within approximately 250 miles of the service center or distributor, as transportation costs can make up a substantial portion of the cost to the customer. The geographic nature of the business also means that local supply and demand shape the competitive landscape, with each service center having its own set of regional competitors.

Our Strengths

We believe that a combination of our size and scale, our established position in the industry and our ability to carry significant amounts of inventory gives us an advantage over both our existing and potential competitors. Our strong competitive position in each of our markets is a result of numerous factors, including the following:

Leading Market Share Positions

We are one of the leading steel service center operators by volume in the United States, with 2006 annual volume of 2.6 million tons. Our steel service center facilities are located in high density or high population growth areas in the United States, including New England, the Mid-Atlantic, the Midwest, the Southeast and the Southwest, and we believe, in many cases, that our steel service centers are the number one or number two market share leaders in their respective geographic markets.

Demonstrated Ability to Grow Our Business

In May 2006 we completed the acquisition of MSC, which added $28 million of operating income which is included in our 2006 combined operating income of $119.4 million and gave us a significant market share position in structural products in the southwestern United States. Since then we have continued to actively identify targets for our acquisition pipeline, which due to industry trends toward consolidation has never been stronger. This allows us to be highly selective and competitive in pursuing potential acquisitions.

Additionally, we continually monitor and evaluate important organic growth opportunities. Our new blast paint facility in Morgan City, Louisiana has given us access to the Gulf Coast shipbuilding industry. Our ability to add key machinery and equipment at our current facilities, such as the installations of 60-foot, 2,200-ton Pullmax hydraulic press brakes at our Houston and Fort Worth facilities, has allowed us to penetrate the niche market for steel monopoles used in telecommunications and utilities markets. Furthermore, our installation of a new recoiler at the Portland, Oregon facility of one of our joint ventures will enable us to participate in the 1,300 mile “Rockies Express” natural gas pipeline project.

Broad Product Offering in Multiple High-Growth Markets

We offer an extensive portfolio of steel products, including beams, square and rectangular tubing, channels, angles, flats, rounds, reinforcing bar, plates and floor plates, sheets, and flat rolled products such as hot, cold rolled and galvanized coil. Our extensive line of products enables us to serve high-growth end markets such as non-residential construction, oil and gas, telecommunications and industrial transmission markets, ship and barge building, railcar manufacturing and equipment manufacturers, while having very little exposure to the automotive or residential construction markets. The varied markets of our customers and the geographic diversity of our facilities enable us generally to weather fluctuations in economic patterns in any particular end market or region within the United States.

Exceptional Service to Large, Diversified Customer Base

We believe that our exceptional service, quality processing, reliability and broad product offering have enabled us to develop long-term relationships with a large, diverse and loyal customer base. During 2006, we shipped products to over 9,200 customers with an average invoice size of $4,200. Our facilities are strategically located within 250 miles of the majority of our customers, which combined with our inventory handling capabilities, enables us to provide rapid delivery to an increasing percentage of customers who demand just-in-time delivery while limiting freight costs.

State-of-the-Art Facilities with Value-Added Processing Capabilities

We operate state-of-the art processing facilities that enable us to provide highly efficient and value-added steel processing services to our customers. Since 1997, we have invested approximately $108 million to modernize our operations, closing eight outdated facilities and substantially expanding or opening nine facilities, thereby positioning us to enjoy solid organic growth. This modernization resulted in increased operating efficiency, which we believe gives us a cost advantage over many of our competitors.

Our facilities provide us with significant advantages over competitors who lack financial resources to invest in newer facilities. Such competitive advantages include newer equipment that reduces processing time and labor costs, efficient floor layouts tailored to specific products that improve process flow, and locations situated outside of congested urban areas that allow for easier and faster access by trucks. We believe that our 2006 average sales per facility of $71 million compares very favorably with our industry peers. Our facilities are also equipped to handle several modes of transportation including truck, rail and barge, and many facilities are in close proximity to deep water ports. Shipping by rail or barge significantly lowers freight costs. All of our facilities have processing capabilities such as slitting, cut-to-length, tempering, drilling, sawing, press braking, blasting, painting, oxy-fuel and high definition plasma cutting, enabling us to perform value-added processing on 19% of our Long Products and 98% of our Flat Rolled Products in 2006.

Strong Vendor and Joint Venture Partner Relationships

We have well-established, long-term relationships with some of the largest North American and international steel producers. In 2006, we purchased approximately 2.1 million tons of steel. Because of our scale, we believe we are a significant customer of our major steel suppliers, which enables us to receive volume discounts and maintain access to critical steel inventory in periods of tight supply. We have further solidified our relationships with vendors through our joint venture arrangements with a number of major steel producers. We have formed our current joint ventures with steel mills through the mutual provision of capital resources, with PNA managing the operations. The steel producers provide the majority of our joint venture business volume, on a tolling basis, which eliminates any inventory risk. Two of these joint venture facilities are located on supplier campuses, an indication of how closely we are integrated with our suppliers. We will seek to increase the number of our joint venture arrangements in order to further develop our relationships with suppliers and benefit from the increased sales volume.

Experienced Management Team

Members of our senior management team at the end of fiscal 2006 have an average of 25 years of experience in the steel industry and an average of 17 years of service with our company. They have successfully developed the Company into one of North America’s leading steel service centers by identifying and implementing value-added processing opportunities, reducing operating expenses, improving working capital management and closing select facilities.

On February 1, 2007 Maurice S. Nelson, Jr. became our Chief Executive Officer and President in place of PNA’s interim Chief Executive Officer, Christopher J. Moreton. Mr. Moreton remains our Chief Financial Officer. Previously, Mr. Nelson served for nine years as President, Chief Executive Officer, Chief Operating Officer and Director of Earle M. Jorgensen Company, a large distributor of metal products in North America. See “Management—Executive Officers and Directors.”

Our Strategy

We intend to continue to increase our net sales and profitability through the following strategies:

Organic Growth through Further Expansion into High-Growth End Markets

We aim to grow organically by expanding geographically and adding new value-added services in high-growth end markets. An example of our geographic growth includes the establishment of our Marseilles, Illinois, facility, which has enabled us to service the large concentration of structural steel fabricators in the commercial and industrial construction market in the Midwest. We also built a facility in Petersburg, Virginia on the campus of one of our suppliers, Chaparral Steel, to expand our customer base in the Mid-Atlantic, and have now established a significant customer base among structural steel fabricators in commercial and industrial construction markets as well as the rail car market in this region. In order to penetrate the growing Gulf Coast shipbuilding industry, we built a new 65,000 square foot facility in Morgan City, Louisiana, which provides blasting and painting processing capabilities demanded by that industry. Going forward, we plan to participate in the 1,300 mile “Rockies Express” natural gas pipeline project, through our installation of a new recoiler at the Portland, Oregon facility of one of our joint ventures. We are continually seeking out other opportunities for growth along geographic and product lines.

Strategic Growth through Acquisitions

In addition to the organic growth objectives outlined above, we plan to continue our growth through acquisitions within the steel service center industry in order to expand our customer base and increase market share. We constantly seek to identify suitable acquisition opportunities that would allow us to expand our current product offering, end markets and geographic presence to strengthen our positioning as a leading steel service center. In our opinion, the highly fragmented nature of our industry provides many opportunities for strategic acquisitions. For example, our acquisition of MSC increased the breadth of structural beams in our product offering, which has allowed us to occupy and better serve a greater portion of the non-residential construction market in the Southwest. Through acquisitions, we aim to expand our product offering and our customer relationships, increase our reach across various end markets, and expand our scale. We believe that larger economies of scale and more extensive geographic coverage will allow us to benefit from greater purchasing power and better client service, and improve our ability to offer a broader menu of value-added services.

Focus on Working Capital Management

Our ability to manage working capital effectively is an important tool for limiting our inventory risk as we manage volatility in the steel industry. Our focus on effective working capital management also enables us to manage our profitability while maintaining the flexibility required for short order lead times. We use sophisticated inventory and distribution information systems developed specifically for the steel service center industry. We expect to continue improving our working capital management. We believe that these improvements will result in enhanced profitability for our business and will allow us to mitigate cyclical steel price fluctuations.

Continue to Optimize Operations

We plan to expand upon the success we have had over the past few years in increasing profitability through improving our facilities. Since 1997 we have closed or sold eight outdated facilities and built or considerably extended nine modern, state-of-the-art facilities, spending a total of approximately $108 million both to build these new facilities and to modernize equipment at existing plants. This modernization has resulted in increased operating efficiency, which we believe gives us a competitive cost advantage over many of our competitors. We are currently in the process of consolidating our Midwest facilities in order to achieve estimated cost savings of $1.4 million per annum. As we grow both organically and through strategic acquisitions, we will have increased opportunities to improve our profitability through the optimization of our network of facilities.

Customers

We believe that we have cultivated strong relationships with our customers based on a high quality of service, quality processing and reliability. As a result, we believe that we are a leading supplier in most of the geographic markets that we serve and that we have built a diverse customer base. Most of our business is transactional on the spot market, but we do maintain a number of long-term agreements with select customers. We believe that the quality and experience of our salespeople provides a competitive advantage and are crucial to customer satisfaction. We sell to a diverse customer base in a variety of industries, including non-residential construction, machinery and equipment manufacturing, oil and gas, telecommunications and utilities markets. Our top ten customers account for approximately 11% of our total sales, with no single customer accounting for more than 2% of our annual net sales in fiscal 2006.

Raw Materials and Suppliers

We believe that we have excellent relationships with our suppliers. We actively maintain relationships with both domestic and foreign suppliers. We conduct the majority of our business on a spot price basis and, as such, are able to pass through price fluctuations to our customers in a relatively efficient manner. Feralloy’s purchases are often made under a blanket purchase order with prices held constant for a set period of time, typically ranging from three to twelve months. In the 2006 fiscal year, our top ten suppliers accounted for approximately 81.4% of our purchases, with our leading supplier, Nucor, accounting for approximately 34.0% of purchases and our second leading supplier, Chaparral Steel, accounting for approximately 9.0% of purchases. During fiscal 2006, approximately 15.6% of our annual supply volume was imported from foreign sources.

Facilities

Excluding joint ventures, we operate 21 facilities located throughout the United States and Mexico. We consider our facilities to be state-of-the-art and have invested significant capital to maintain and improve our operations. Facilities are strategically located within close proximity both to producers and to customers. The facilities are equipped to handle several modes of transportation including truck, rail and barge, and most facilities are in close proximity to deep water ports. As a result, we maintain leading market positions in New England, the Midwest, the Southeast, the Southwest and the Mid-Atlantic regions of the United States.

Travel Main Corporation, or Travel Main, through certain of its subsidiaries, or the Travel Main Subsidiaries, holds 18 of our real estate properties. We have entered into 15 year operating leases with respect to these properties that provide for our continued use of them in our operations.

The following table describes the facilities that we operate (excluding our joint ventures):

Location	Square Footage	Equipment
Wallingford, CT Opened in 1990	150,710	3 band saws 1 T-splitter/rotary shear 1 universal flame cutting system 1 beam cambering machine

Marseilles, IL Opened in 2003	157,850	3 band saws 1 rotary T-splitter 1 oxy-fuel flame cutting system 1 beam cambering machine

Baltimore, MD Acquired in 1992, built in 1908	150,000	6 band saws 1 plasma flame cutting system 1 beam cambering machine 1 55-ton ironworker

Petersburg, VA Opened in 2003	149,000	2 band saws 1 cold saw 1 T-splitter/rotary shear 1 angle bending roll 1 beam cambering machine

Tampa, FL Opened in 2000	116,390	2 band saws 1 plasma flame cutting system 1 oxy-fuel flame cutting system 1 90-ton ironworker

Hallandale, FL Acquired in 1992, built in 1965	35,810	2 band saws 1 plasma flame cutting system 1 oxy-fuel flame cutting system 1 110-ton ironworker

Corpus Christi, TX Opened in 1971	28,092	1 oxy-fuel and plasma flame cutting system 1 band saw

Fort Worth, TX Opened in 1971	161,215	1 60’ hydraulic press brake 2 universal flame cutting systems 1 plasma flame cutting system 1 band saw 1 drill/milling unit

Location	Square Footage	Equipment
Houston, TX Opened in 1963, subsequent major expansion in 1998	258,353	1 60’ hydraulic press brake 2 band saws 1 plasma flame cutting system 3 oxy-fuel and plasma flame cutting systems 1 beam cambering machine 1 beam coping machine 1 drill/milling unit

San Antonio, TX Opened in 1975	106,512	2 band saws 1 oxy-fuel and plasma flame cutting system 1 flame cutting system 1 beam cambering machine

Tulsa, OK Opened in 1996	100,005	2 band saws 1 beam cambering machine 1 95-ton ironworker 1 T-splitter 1 plasma flame cutting system 1 oxy-fuel and plasma flame cutting system

Phoenix, AZ Acquired in 1997, built in 1940	192,911	2 band saws 1 plasma flame cutting system 1 oxy-fuel flame cutting system 1 oxy-fuel and plasma flame cutting system 1 72” decoil line

Tucson, AZ Acquired in 1997	23,212	2 band saws 1 hydraulic shear 1 oxy-fuel flame cutting system 1 55-ton ironworker

Morgan City, LA Opened in 2006	60,000	1 wheelabrator blast paint system 1 40’ hydraulic press brake 1 oxy and plasma fuel flame cutting system

Portage, IN Opened in 1998	184,455	5/8” x 74” wide slitting line 3/4” x 96” wide temper mill/cut-to-coil and cut- to-length line 3/4” x 96” cut-to-length/leveling line 1/4” x 30” cut-to-length/leveling line

Decatur, AL Opened in 1999	172,830	1/2” x 72” wide cut-to-length line 1/4” x 72” wide slitting line 1/8” x 52” wide slitting line

Stockton, CA Opened in 1998	154,320	1/4” x 60” wide slitting line 3/16” x 60” wide slitting line 1/2” x 72” wide cut-to-length/leveling line 1/8” x 60” wide cut-to-length/leveling line

Granite City, IL Opened in 1978	141,216	1/4” x 60” wide slitting line 3/8” x 72” wide slitting line 1/8” x 72” wide slitting line

Huger, SC Acquired in 1999, built in 1996	143,786	1/4” x 72” wide slitting line 1/2” x 72” wide cut-to-length line

Location	Square Footage	Equipment
Houston, TX Acquired in 2005, built in 1935	270,000	2 band saws

Clute, TX Acquired in 1993, built in 1964	39,500	1 band saw 1 oxy-fuel flame cutting system

Employees

As of March 31, 2007, including our joint ventures, we had 1,529 full-time employees, including 527 salaried employees and 1,002 employees paid on an hourly basis. The average hourly base wage for non-salaried employees as of March 31, 2007 was approximately $14.22. A significant portion of each Infra-Metals employee’s monthly compensation is based on the profitability at his or her facility, which serves to motivate employees within the organization to sell profitably, minimize expenses and maintain high levels of customer satisfaction. As of March 31, 2007, 52 hourly Smith Pipe employees, 136 Feralloy employees and all of the hourly joint venture employees were members of various unions. We have never experienced any significant labor problems and enjoy a good relationship with the unions representing our employees.

Sales and Marketing

We employ a sales force consisting of in-house and external salespeople. In-house salespeople are primarily responsible for maintaining customer relationships, receiving and soliciting individual orders and responding to service and other inquiries by customers. Our outside sales force is primarily responsible for identifying potential customers and calling on them to explain our products and services. The in-house and outside sales forces are trained and knowledgeable about the characteristics and applications of our steel products and processing capabilities, as well as the fabrication and manufacturing methods employed by our customers.

We use a variety of methods to identify potential customers, including use of market studies and trade databases, tracking of key industry groups and participation in our customers’ trade associations. Customer referrals and the knowledge of our sales force about regional end-users also result in the identification of potential customers.

Once a potential customer is identified, our goal is to become an integral part of its supply chain by providing comprehensive customer support, from the machine operator on the shop floor to the senior management in the executive offices. For our large flat rolled customers with multiple locations throughout the United States, we also employ a National Credit Manager in order to coordinate and facilitate sales and service across our various locations.

Nearly all sales are completed on a negotiated price basis. In some cases, sales are the result of a competitive bid process where a customer provides a list of products, along with requirements, to us and several competitors and we submit a bid on each product.

We serve a diverse customer base, with no single customer accounting for more than 2% of our net sales in fiscal 2006. A nominal percentage of our sales are to the automotive industry and we do not sell directly to the “Big Three” automobile manufacturers.

Competition

We are engaged in a highly fragmented and competitive industry with over 500 metal service centers operating in North America, based on internal Company estimates. Competition is based on price, product quality, service, timeliness of delivery and geographic proximity. We compete with a large number of other metals processors/service centers on a national, regional and local basis, some of which may have greater financial resources. We also compete to a lesser extent with primary metals producers, who typically sell directly to very large customers requiring regular shipments of large volumes of metals. Numerous smaller metals processors/service centers compete with us locally.

Historically, we believe that we have been able to compete effectively because of our significant number of locations, geographic dispersion, knowledgeable and trained sales force, modern equipment, broad product offering, combined purchasing volume and operational economies of scale. Furthermore, we believe our liquidity and overall financial position affords us a good platform with which to compete with our peers in the industry.

Government Regulation and Environmental Matters

Our operations are subject to a number of federal, state and local laws and regulations relating to the protection of the environment and to workplace health and safety. In particular, our operations are subject to extensive federal, state and local laws and regulations governing waste disposal, environmental protection, environmental cleanup, emissions and discharges to the environment, and other matters. Hazardous materials we use in our operations include petroleum products, lubricants, coatings, and solvents. Among the more significant regulated activities that occur at some of our facilities are: the accumulation of scrap metal, which is sold for recycling; the generation of plant trash and other solid wastes and wastewaters, such as water from burning tables operated at some of our facilities, which wastes are disposed of in accordance with applicable solid and hazardous waste laws using third party commercial waste handlers; the storage, handling, and use of certain oils and products and chemicals, the potential health hazards of which are communicated to employees pursuant to Occupational Safety and Health Act-prescribed hazard communication efforts, and the disposal or recycling of which are performed pursuant to federal and state law. Operations at the joint venture properties are generally the same but also include use of acid in accordance with applicable laws to remove scale and oxides from the steel to obtain a clean surface.

We believe that we are in substantial compliance with applicable environmental and workplace health and safety laws and do not currently anticipate that we will be required to expend any material amounts in the foreseeable future in order to meet current requirements. However, some of the properties we own or lease are located in areas with a history of heavy industrial use, and are on or near sites known to have environmental contamination. Federal, and in some cases state, law establishes joint and several liability for cleanup without regard to fault for persons who have arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate, or previously owned or operated, contaminated properties. Further, in the event a state agency undertakes an environmental cleanup of a site, state law in some of the states where our properties are located allows the state to impose a lien on the property for the costs incurred that would have priority over all previously filed liens. Some of our properties were identified as having contamination resulting from leaks or drips of cutting oils and similar materials used in our business and we have removed and replaced known impacted soils pursuant to applicable environmental laws. Groundwater contamination has been identified at a few properties but at levels that do not currently require cleanup. The costs to address these conditions have not been material. We are not currently subject to any pending material claims or notices of potential liability with respect to environmental cleanup for contamination at our leased or owned properties, at any of the joint venture properties, or at any off-site location. However, we cannot rule out the possibility that we could be notified of such claims in the future. It is also possible that we could be identified by the U.S. Environmental Protection Agency, a state agency or third parties as being potentially responsible environmental cleanup under federal or state law. We cannot be certain, however, that identification of presently unidentified conditions, more vigorous enforcement by environmental agencies, enactment of more stringent laws and regulations or other unanticipated events will not arise in the future and give rise to material liabilities which could have a material adverse effect on our business, financial condition or results of operations.

Legal Proceedings

We are currently a party to various claims and legal actions that arise in the ordinary course of business. We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

Below is a list of the names and ages of our directors and executive officers as of June 1, 2007, and a brief account of the business experiences of each of them.

Name	Age	Position
Maurice S. Nelson, Jr.	69	Chief Executive Officer and President
Christopher J. Moreton	61	Chief Financial Officer
Michael L. Smit	41	Vice President and General Counsel
William S. Johnson	50	Senior Vice President, Finance
Mark Haight	48	President, Infra-Metals Co., Northern Region
John E. Lusdyk	53	President, Infra-Metals Co., Southern Region
Robert A. Embry	63	President, Delta Steel, L.P.
Frank M. Walker	61	President, Feralloy Corporation
Andrew L. Diamond	58	President, Metals Supply Company, Ltd.
Tom Gores	42	Chairman of the Board of Directors
Eva M. Kalawski	52	Director
Robert J. Wentworth	52	Director
Jacob Kotzubei	38	Director

Maurice S. Nelson, Jr. commenced his term of employment as Chief Executive Officer and President of PNA on February 1, 2007. Previously, Mr. Nelson served for nine years as President, Chief Executive Officer, Chief Operating Officer and Director of Earle M. Jorgensen Company, or Jorgensen, a large distributor of metal products in North America. Before joining Jorgensen, he was President and Chief Executive Officer of Inland Steel Company, or Inland, for a period of five years. Prior to his tenure at Inland, he was President of the Aerospace and Commercial Division of the Aluminum Company of America for four years. Mr. Nelson has a Bachelor in Science Degree in Engineering from the Georgia Institute of Technology and a Masters Degree in Industrial Engineering from the University of Tennessee. He also holds an honorary Doctorate Degree from Marycrest College.

Christopher J. Moreton has been in the position of Chief Financial Officer of PNA since February 1999. Previously, Mr. Moreton spent 10 years as the President of a chemical distribution company affiliated with AMC. Before joining AMC, he was a partner with Peat Marwick in Accra, Ghana. Mr. Moreton is a member of the Institute of Chartered Accountants in England and Wales. Prior to the commencement of Maurice S. Nelson, Jr.’s employment as Chief Executive Officer and President of PNA, Mr. Moreton was serving as PNA’s Chief Executive Officer, having been elected after the resignation of PNA’s former Chief Executive Officer, V. Herman Sher, in connection with the consummation of the Platinum Acquisition. Mr. Sher was a non-resident executive that was elected by PNA’s former stockholder to manage PNA on an interim basis after PNA’s former stockholder publicly announced its intention to sell PNA and communicated that Mr. Sher would not be transferring with the business.

Michael L. Smit joined the TUI Group in September 1993 and was appointed General Counsel and Secretary of PNA in July 1997. Prior to joining the TUI Group, Mr. Smit worked as a structural engineer with The Wilson T. Ballard Company. Mr. Smit has a Bachelor’s Degree in Engineering from Virginia Polytechnic Institute and a Juris Doctor from The George Washington University. He is a licensed member of the Virginia and Georgia bars.

William S. Johnson commenced his term of his term of employment as Senior Vice President, Finance on April 9, 2007. Previously, Mr. Johnson served for eight years as Vice President, Chief Financial Officer and Secretary of Jorgensen. Prior to that, he was the Controller of Jorgensen for four years and was Assistant Controller for one year. Prior to his tenure with Jorgensen, Mr. Johnson held various financial and accounting management positions with several distribution-related companies, both public and private. Mr. Johnson is a certified public accountant and began his career as an auditor with Ernst & Ernst, a predecessor of Ernst & Young LLP. Mr. Johnson has a Bachelor’s Degree in Business ( Accounting ) from Indiana University and a Masters of Business Administration ( Finance ) from Mercer University. He also attended the executive management program at the Tuck School of Business at Dartmouth College.

Mark Haight has been responsible for the commercial management of the Northern Region of Infra-Metals since joining PNA in March 1990. Prior to that, he was a Vice President at Amsteel International for 5 years. Mr. Haight has a Bachelor’s Degree in Marketing and Management from Ohio Northern University in Ada, Ohio. Mark was appointed President of the Northern Region of Infra-Metals in 2004.

John E. Lusdyk has been President of the Southern Region of Infra-Metals since joining PNA in October 1991. Mr. Lusdyk was previously the President of Alexandria Steel Company, an east coast-based structural steel service center group, for 15 years. Mr. Lusdyk has a Bachelor’s Degree in Business Administration from Stetson University in Deland, Florida.

Robert A. Embry has served as President of Delta Steel since December 1991. Mr. Embry joined Delta Steel from Bethlehem Steel where he worked for 20 years as the Regional Sales Manager for the Mid-West Region. He has a Bachelor’s Degree in English from Belmont Abbey College in North Carolina. He also attended executive management programs at the Kellogg Business School at Northwestern University and the Fuqua School of Business at Duke University.

Frank M. Walker joined Feralloy in 1993 and has served as President of Feralloy Corporation since January 1994. Mr. Walker spent the previous 26 years in various positions with U.S. Steel, including General Manager positions in sales, marketing, product management, and operations. Mr. Walker was appointed a Director of Oregon Steel Mills in 2002. He has a Bachelor’s Degree in Accounting from Missouri State University and is also a graduate of Stanford University.

Andrew L. Diamond has been with MSC for 13 years, during which time he has served as President. Mr. Diamond has worked in the steel industry for over 33 years. After a brief time practicing law, he moved into the steel business in the Texas, Oklahoma and Florida markets. From 1973 to 1982, Mr. Diamond worked at Diamond Iron & Metal Co., Inc. in sales, purchasing and operations. From 1982 to 1993, Mr. Diamond was self-employed, brokering steel, pipe and equipment. Mr. Diamond is a graduate of Tulane University and holds a Juris Doctor from the University of Houston.

Tom Gores has served as a director and Chairman of PNA since July 2006. Mr. Gores is the Founder, Chairman, and Chief Executive Officer of Platinum. He serves or has served as an officer and/or director of a number of Platinum’s portfolio companies. Prior to establishing Platinum in 1995, Mr. Gores was an active investor in startup companies. Mr. Gores is involved in philanthropic activities as a member of the board of directors at both St. Joseph’s Hospital and UCLA Medical Center. Mr. Gores holds a Bachelor’s Degree from Michigan State University.

Eva M. Kalawski has served as a director of PNA since April 2006. Ms. Kalawski joined Platinum in 1997, is a Partner and serves as the firm’s General Counsel and Secretary. Ms. Kalawski serves or has served as an officer and/or director of many of Platinum’s portfolio companies. Prior to joining Platinum in 1997, Ms. Kalawski was Vice President of Human Resources, General Counsel and Secretary for Pilot Software, Inc. Ms. Kalawski earned a Bachelor’s Degree in Political Science and French from Mount Holyoke College and a Juris Doctor from Georgetown University Law Center.

Robert J. Wentworth has served as a director of PNA since July 2006. Mr. Wentworth joined Platinum in 1997 and is a Partner at the firm. Mr. Wentworth previously served as an officer and/or director for a number of Platinum’s portfolio companies. Prior to joining Platinum in 1997, Mr. Wentworth was President and Chief

Executive Officer at Alden Electronics, Inc. where he also served as the company’s Chief Financial Officer. Previously, Mr. Wentworth served as a certified public accountant for fourteen years with Ernst & Young. Mr. Wentworth earned a Bachelor’s Degree in Accounting from Bentley College.

Jacob Kotzubei has served as a director of PNA since July 2006. Mr. Kotzubei joined Platinum in 2002 and is a Principal at the firm. Mr. Kotzubei serves as an officer and/or director of a number of Platinum’s portfolio companies. Prior to joining Platinum in 2002, Mr. Kotzubei worked for 4 1/2 years for Goldman Sachs’ Investment Banking Division in New York City, most recently as a Vice President of the High Tech Group, and was head of the East Coast Semiconductor Group. Previously, he was an attorney at Sullivan & Cromwell LLP in New York City, specializing in mergers and acquisitions. Mr. Kotzubei received a Bachelor’s degree from Wesleyan University and holds a Juris Doctor from Columbia University School of Law where he was elected a member of the Columbia Law Review.

Director Independence

None of the members of our Board of Directors is currently “independent” as defined in Item 407(a) of Regulation S-K under the Securities Act.

Compensation Committee Interlocks and Insider Participation

We do not currently have a designated compensation committee. None of our executive officers has served as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our Board of Directors.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Program Objectives

We have generally focused compensation decisions with respect to our named executive officers with the goal of achieving Company performance at levels necessary to provide meaningful returns to Platinum, the sole stockholder of our parent, PNAG Holding. To that end, in addition to our need to attract, motivate and retain talented executives, our compensation programs were specifically designed to incentivize our named executive officers to achieve performance goals that we believe are necessary to make us an attractive candidate for a public offering of our shares. Specifically, for fiscal 2006, our compensation programs were designed to reward named executive officers based on achievement of predetermined goals relating to our operating performance and our working capital. Although we have not adopted any formal guidelines for allocating total compensation between fixed and performance-based compensation, we believe that a substantial portion of our executives’ overall compensation should be tied to achievement of corporate goals and value-creating milestones, as we believe that such performance-based compensation maximizes stockholder value while at the same time attracts, motivates and helps retain high-quality executives who are similarly committed to the creation of value to our stockholders. This objective of maximizing stockholder value by linking our executives’ compensation to the growth of our business is also reflected in our establishment of the Participation Plan, discussed in further detail below in the section entitled “Post-2006 Compensation Decisions.”

Determination of Compensation

For 2006, we did not have a compensation committee, although upon the closing of PNAG Holding’s initial public offering we will have established a compensation committee of the Board, which will thereafter be responsible for all compensation decisions and determinations relating to our named executive officers. In 2006, compensation decisions were made based on recommendations made by members of Platinum, including those members of Platinum serving on our Board. Our named executive officers were also involved in the process of determining compensation, although the executive officers did not have any decision-making ability in the final determination of any one individual’s compensation and did not play any part in the determination of their own compensation. On an annual basis we review and adjust salary, taking into consideration competitive market practice. Although we do not use any formal benchmarking or peer group comparison, we rely on our experience and that of members of Platinum serving on our Board and their knowledge of the marketplace with respect to setting compensation amounts.

In connection with the Platinum Acquisition, we established incentive bonus targets for Mr. Moreton for the 2006 fiscal year, selecting operating performance and working capital as the relevant performance criteria for determining the actual amounts of incentive bonus paid, which criteria are discussed below. With respect to Messrs. Lusdyk, Haight, and Prebola, such executives’ incentive bonuses are determined based upon formulas set forth in their individual employment agreements, and discussed below.

At the conclusion of the 2006 fiscal year, the actual performance of the Company was reviewed and discussed, and the relevant performance criteria was assessed in light of actual results for the fiscal year. Based on the foregoing considerations, the amount of each named executive officer’s incentive bonus for the 2006 fiscal year was determined.

For 2006, relevant performance targets for named executive officers were as follows:

•

For Mr. Moreton, 75% of his annual incentive bonus was based on achievement of Company earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $93,659,000 and 25% based on achievement of net working capital of $289,058,000—100% achievement of these targets would have entitled Mr. Moreton to his target bonus amount, set forth below. To the extent that achievement of the EBITDA target was below 80% or the achievement of the net working capital target was above 140%, Mr. Moreton would not have been entitled to such portion of his annual incentive bonus. There was no cap placed on Mr. Moreton’s annual bonus amount for the 2006 fiscal year.

•

For Mr. Lusdyk, his annual incentive bonus is calculated by combining earnings before taxes and allocated corporate expenses for each of the divisions of Infra-Metals Co.’s Southern Region and multiplying such amount by 5% with respect to the Hallandale and Tampa divisions and 8.5% with respect to the Mid-Atlantic and Virginia divisions.

•

For Messrs. Haight and Prebola, their annual incentive bonuses are calculated by combining earnings before taxes and allocated corporate expenses for Infra-Metals Co.’s Northern Region and multiplying such amount by 5%.

Components of Compensation for 2006

For 2006, the compensation provided to our named executive officers consisted of base salary, annual cash incentive bonus, deferred compensation, and other perquisites and benefits.

Base Salary

The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salary was set in connection with the Platinum Acquisition, and with respect to Mr. Moreton, in a manner consistent with the terms of his employment agreement, discussed below.

Annual Incentive Bonuses

Annual incentive bonuses are intended to provide an incentive for our named executive officers to individually pursue business strategies which will maximize stockholder value. We believe that tying a material part of a named executive officer’s compensation to Company performance, and in particular Company performance that is measurably tied to the actual efforts of such named executive officer, promotes our compensation objective by rewarding an executive for performance that will result in value to our stockholders. As discussed above, the annual incentive bonus payable to Mr. Moreton is based upon achievement of applicable operating performance and/or working capital targets, and the annual incentive bonuses paid to Messrs. Lusdyk, Haight, and Prebola are calculated as a function of corporate earnings.

Deferred Compensation

We provide our named executive officers with additional retirement benefits through the maintenance of a deferred compensation plan. Amounts contributed by the Company, which are discretionary and based on overall Company performance, or, in the case of Mr. Moreton, made pursuant to an individual employment agreement, may be supplemented through deferrals of cash compensation otherwise payable to a named executive officer during the applicable taxable year, which are vested at the time of contribution, and are subject to matching by the Company. All Company contributions, including matching contributions, are subject to vesting based on continued service with the Company. We believe that the deferred compensation plan is an effective tool for attracting and retaining our named executive officers, and provides an additional incentive to executives by rewarding successful Company performance.

Perquisites and Other Benefits

Our named executive officers are eligible to receive the same benefits, including life and health benefits, which are available to our employees generally. We also provide certain additional perquisites to our named executive officers, on a case-by-case basis, including reimbursement for an automobile and related expenses and club memberships. With respect to the perquisites provided, we believe that offering such perquisites helps us attract and retain talented individuals in a highly competitive market.

Severance Benefits

Certain of our named executive officers are entitled to receive severance benefits upon certain qualifying terminations of employment, pursuant to the provision of such executive’s employment agreement. These severance arrangements are primarily intended to attract and retain our named executives by providing them protection against terminations by the Company that are not for certain reasons enumerated in their respective employment agreements.

Post-2006 Compensation Decisions

Chief Executive Officer Employment Agreement

In connection with the appointment of our new Chief Executive Officer and President in February 2007, we entered into an employment agreement with Maurice Nelson, which we refer to as the CEO Agreement. Pursuant to the CEO Agreement, Mr. Nelson is eligible to receive the following compensation and benefits: (i) a minimum base salary of $575,000; (ii) an annual bonus of at least $170,000 but no more than 150% of base salary, to be calculated based on performance measures including EBITDA, cash flow, and working capital; (iii) a 1% interest in the Participation Plan, discussed below; and (iv) benefits and perquisites similar to those provided to other executives of the Company. Mr. Nelson is also eligible to receive a “financial controls” bonus equal to $500,000 if he successfully implements staffing changes determined to be material to the Company’s success, as well as a “transition” bonus if he successfully recruits, trains, and promotes his successor to the position of Chief Executive Officer. The CEO Agreement also provides that if Mr. Nelson is still employed by the Company on January 31, 2010, Mr. Nelson shall receive a payment of $2 million, less any amounts previously paid to him under the Participation Plan. After such payment is made, all of Mr. Nelson’s rights under the Participation Plan shall terminate. For purposes of this provision, no public offering of equity securities shall constitute a sale of the Company to an unaffiliated third party. In the event Mr. Nelson’s employment is terminated for any reason, he is not entitled to any severance benefits pursuant to the CEO Agreement.

As with the determination of compensation for our named executive officers, Mr. Nelson’s compensation package, as set forth in the CEO Agreement, was determined by the members of Platinum. We believe that Mr. Nelson’s compensation package, in particular his base salary and annual bonus opportunity, was necessary to attract Mr. Nelson to this position and is effective at providing meaningful performance-based compensation in order to create an incentive to continue to maximize stockholder return. In addition, his eligibility to participate in the Participation Plan will further encourage his contribution toward the growth of the business. Finally, we believe that the “financial controls” and “transition” bonuses will incentivize Mr. Nelson during his tenure as Chief Executive Officer to eliminate any material weaknesses in the business as well as ensure that the business will be managed effectively going forward. As with the establishment of compensation packages for our other named executive officers, each element of compensation in Mr. Nelson’s compensation package was set at a level believed to be necessary to achieve these objectives, taking into account competitive market practice.

Participation Plan

Effective May 17, 2007, we adopted a Participation Plan for the benefit of our key employees in order to create an incentive for such employees to facilitate the consummation of certain liquidity events (described in more detail below), as well as incentivize these employees to contribute to the growth of the business generally and reward them for such contributions. The Participation Plan is administered by the Participation Plan Committee, the members of which are appointed by the Board of Directors of the Company. The incentive compensation is awarded in the form of non-equity performance units, the value of which is related to the appreciation in our value. The awards were structured in this manner in order to ensure that the Participation Plan will operate in a way that is consistent with our overall compensation policy as discussed above. Namely, by tying the value of awards granted under the Participation Plan to the appreciation in the Company’s value, we have created an incentive for individual participants in the Participation Plan to maximize our stockholder value.

The Participation Plan Committee selects the individuals who will be granted performance units pursuant to the Participation Plan based on recommendations from a committee comprised of members of Platinum as well as our Chief Executive and Chief Financial Officers, which we refer to as the Operating Committee. Individuals who are recommended are generally key employees who hold important positions within the Company. In addition, the Participation Plan Committee determines the number of performance units to be granted to each participant based on recommendations from our Operating Committee. The size of an award is not based on any quantitative formula but rather a qualitative assessment of an individual’s contribution toward the success of the business. Key employees who serve on the Operating Committee do not have a role in determining the size of their own awards under the Participation Plan. The Participation Plan Committee also has the power to determine the time or times when performance units will be granted. During the annual review of each key employee’s compensation package, consideration may be given to whether such employee should receive grants under the Participation Plan. However, the Participation Plan Committee reserves the absolute discretion to grant performance units pursuant to the Participation Plan at other times as it may deem appropriate, including, for example, upon the hire of a new key employee.

The value of performance units becomes payable to participants upon the occurrence of a “qualifying event.” There are three categories of transactions, any of which may constitute a “qualifying event”:

1.	A “qualifying sale event,” defined as a sale (whether effected directly or through a merger or similar transaction) of any of the common stock of the Company by Platinum or its affiliates; provided that in no event shall a qualifying sale event (or a Qualifying Event) occur upon sale to an affiliate of the Company;

2.	A “qualifying public stock sale event,” defined as the consummation of an initial public offering of stock of the Company under an effective Form S-1 (or its successor) registration statement under the Securities Act of 1933 accomplished as a sale of shares of the Company owned by Platinum Equity or its affiliates or subsequent sales of shares of the Company owned by Platinum or its affiliates to the public; or

3.	A “qualifying distribution event,” defined as a cash dividend by the Company to shareholders affiliated with Platinum, but shall exclude any dividend arising out of or relating to any real estate owned by the Company or its subsidiaries as of the effective date of the Participation Plan.

Upon the occurrence of a particular qualifying event, a participant will be entitled to receive (i) the “qualified event value” for each performance unit less (ii) the grant value of each performance unit, times (iii) the number of performance units held by the participant.

The “qualified event value” will be an amount equal to the greater of (i) such amount as shall be determined, as of the applicable date, by the Participation Plan Committee in its sole discretion or (ii) an amount calculated by the Participation Plan Committee pursuant to one of the following methods, depending on the type of “qualifying event” in question:

•	In the event of a qualifying sale event, the amount will equal the quotient of (A) the net purchase price divided by (B) the “total units outstanding;”

•

In the event of a qualifying public stock sale event, the amount will equal the quotient of (A) the product of (x) the initial offering price of a share of common stock in the offering company multiplied by (y) the total number of shares of common stock of the offering company to be sold by Platinum or its affiliates as of the qualifying public stock sale event; all divided by (B) the “total units outstanding;” or

•	In the event of a qualifying distribution event, the amount will equal the quotient of (A) the amount of such dividend or distribution, divided by (B) the “total units outstanding.”

For the purpose of the above calculations, the term “total units outstanding” shall be a number equal to ten times the total number of performance units that have been awarded as of the date of the relevant qualifying event.

The participants initially vested 25% at the inception of the Participation Plan and vest an additional 25% each year over three years. Any vested amounts paid under the Participation Plan will be treated as compensation at the PNA level. The Participation Plan expires on December 31, 2017, and all performance units terminate upon the termination or expiration of the Participation Plan. Subject to certain exceptions, upon a termination of employment, all performance units granted to a participant will be forfeited.

In 2007, we granted awards under the Participation Plan having an aggregate value of $12,753,000. Twenty-five percent, or $3,188,000, of these awards vested immediately, and the remainder will vest over approximately the next three years. The awards were granted in connection with the PNA Intermediate Offering and the resulting dividend to Platinum of the proceeds therefrom, which qualified under the Participation Plan as a “qualifying distribution event.”

We have established performance targets for our 2007 incentive bonus program using substantially the same methodology used for establishing targets for the 2006 fiscal year, which is discussed above, with operating performance and working capital being the relevant performance criteria for determining the bonus amounts. For each named executive officer, a certain percentage of such named executive officer’s bonus will be based on achievement of Company earnings before interest, taxes, depreciation and amortization, or EBITDA, of $139,299,000, and a certain percentage will be based on achievement of working capital of $385,251,000. Bonus amounts will vary according to the extent to which these targets are achieved. To the extent that achievement of the EBITDA target is below 80% or the achievement of the working capital target is above 140%, a named executive officer will not be entitled to such portion of his or her annual incentive bonus. At the conclusion of the 2007 fiscal year, the actual performance of the Company will be reviewed, the relevant performance criteria will be assessed in light of actual results for the fiscal year, and bonus amounts for each named executive officer will be set.

SUMMARY COMPENSATION TABLE

The following table shows information regarding the compensation earned during the fiscal year ended December 31, 2006 by our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers who were employed by us as of December 31, 2006, and whose total compensation exceeded $100,000 during that fiscal year.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Christopher J. Moreton (interim) Chief Executive Officer and Chief Financial Officer (2)	2006	$183,333	—	$633,124	$39,747	(3)	$856,204

John Lusdyk President, Infra-Metals Co. (Southern Region)	2006	$127,727	—	$1,186,724	$20,495	(4)	$1,334,346

Mark Haight President, Infra-Metals Co. (Northern Region)	2006	$107,236	—	$1,086,813	$17,049	(5)	$1,211,098

Don Prebola Senior Vice President of Operations, Infra-Metals Co. (Northern Region)	2006	$107,236	—	$1,086,813	$15,386	(6)	$1,209,435

(1)	Salary amounts show amount payable to the named executive officer from and after the Platinum Acquisition or MSC Acquisition, as applicable, at which times the relevant individuals became our employees.
(2)	Our former Chief Executive Officer, V. Herman Sher, resigned in May 2006 in connection with the Platinum Acquisition, after which Mr. Moreton assumed the role of interim Chief Executive Officer. Mr. Sher received no compensation from PNA during the year ended December 31, 2006. Mr. Moreton relinquished his position as interim Chief Executive Officer on February 1, 2007.
(3)	Includes Company contributions to our deferred compensation plan and earnings on those contributions, fees paid for services as a director of certain of our subsidiaries, 401(k) plan contributions, automobile expense reimbursement and premiums paid for long-term disability and life insurance, none of which individually exceed $25,000.
(4)	Includes fees paid for services as a director of certain of our subsidiaries, club membership fees, 401(k) plan contributions, automobile expense reimbursement and premiums paid for long-term disability and life insurance, none of which individually exceed $25,000.
(5)	Includes fees paid for services as a director of certain of our subsidiaries, club membership fees, 401(k) plan contributions, automobile expense reimbursement and premiums paid for long-term disability insurance, none of which individually exceed $25,000.
(6)	Includes club membership fees, 401(k) plan contributions, automobile expense reimbursement and premiums paid for long-term disability insurance, none of which individually exceed $25,000.

GRANTS OF PLAN-BASED AWARDS TABLE

Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Threshold ($)	Target ($)	Maximum ($)
Christopher J. Moreton	$36,425	$470,000	—
John Lusdyk (1)	—	—	—
Mark Haight (2)	—	—	—
Don Prebola (3)	—	—	—

(1)	Mr. Lusdyk’s annual incentive bonus is calculated according to a formula and varies as a function of the earnings before taxes and allocated corporate expenses for the Southern Region of Infra-Metals Co. As such, there are no applicable threshold, target, or maximum amounts for Mr. Lusdyk’s incentive award.
(2)	Mr. Haight’s annual incentive bonus is calculated according to a formula and varies as a function of the earnings before taxes and allocated corporate expenses for the Northern Region of Infra-Metals Co. As such, there are no applicable threshold, target, or maximum amounts for Mr. Haight’s incentive award.
(3)	Mr. Prebola’s annual incentive bonus is calculated according to a formula and varies as a function of the earnings before taxes and allocated corporate expenses for the Northern Region of Infra-Metals Co. As such, there are no applicable threshold, target, or maximum amounts for Mr. Prebola’s incentive award.

Narrative Disclosure Regarding Summary Compensation Table and Plan-Based Awards Table

Employment Agreement with Mr. Moreton

We are a party to an employment agreement with Mr. Moreton, the current term of which will expire on June 30, 2009, subject to automatic one year renewals on such date, and on each anniversary thereafter, unless either party give notice of its intention not to renew the agreement. Mr. Moreton’s agreement sets forth a minimum base salary of $275,000 per annum, subject to increase as may be approved from time to time, bonus participation and certain perquisites and benefits that Mr. Moreton will be entitled to receive during the term of his employment, including comprehensive insurance benefits (including a $1 million life insurance policy), fees related to professional memberships, once yearly business class return airfares from Europe for him and his spouse, reimbursement of relocation costs in the event that we require him to relocate (and a related “gross-up” tax payment for any tax liability he incurs as a result of the reimbursement), and a company- provided automobile. The agreement also requires us to contribute an amount equal to 10% of Mr. Moreton’s base salary to our deferred compensation plan on his behalf. Provisions relating to payments upon termination of Mr. Moreton’s employment are discussed in the narrative following the Potential Payments on Termination or Change in Control Table.

Employment Letters with Messrs. Lusdyk, Haight, and Prebola

We are parties to employment letters with each of Messrs. Lusdyk, Haight, and Prebola which generally describe certain benefits, such as comprehensive insurance benefits (including a $300,000 life insurance policy for Mr. Lusdyk) and provision by the Company of an automobile, applicable during the such executive’s employment. The letters also contain certain required notice provisions in the event of an executive’s termination of employment, which notice provisions are discussed in more detail in the narrative following the Potential Payments on Termination or Change in Control Table. As discussed in the CD&A above, Messrs. Lusdyk, Haight, and Prebola are also entitled to annual incentive bonuses based on the performance of their respective regions of Infra-Metals Co. Each of their incentive bonuses is calculated by multiplying the sum of the applicable region’s earning before taxes and allocated corporate expenses by a certain percentage—5% or 8.5% for Mr. Lusdyk, and 5% Messrs. Haight and Prebola.

Annual Incentive Bonus Determination

As discussed in the CD&A above, in connection with the Platinum Acquisition, we established incentive bonus targets for Mr. Moreton, with the actual amount payable based on the achievement of operating performance and working capital targets. In connection with its year end review of Company performance, we compared actual results with the applicable targets, and determined actual incentive bonus amounts to be paid to each named executive officer with respect to 2006 performance. With respect to Messrs. Lusdyk, Haight, and Prebola, their incentive bonuses were calculated according to formulas set forth in their individual employment agreements.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)		Aggregate Earnings in Last FY ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Christopher J. Moreton	—	$16,038	(1)	$76	(1)	$0	$16,114	(1)
John Lusdyk	—	—		—		—	—
Mark Haight	—	—		—		—	—
Don Prebola	—	—		—		—	—

(1)	Note that these amounts are reported in the Summary Compensation Table, and that Mr. Moreton is fully vested in such amounts.

Narrative Disclosure Regarding Non-Qualified Deferred Compensation Plan Table

Under our nonqualified deferred compensation plan, participants may defer a portion of their annual base salary and performance-based compensation, with respect to which we make a “matching” contribution in an amount that is determined in our discretion. We may also make discretionary “incentive” contributions to the plan on behalf of participants as well as contributions pursuant to the terms of individual employment agreements. Plan participants are vested in their salary and performance-based contributions, and matching deferral and incentive contributions will vest ratably over 5 years based on a participant’s continued employment, subject to accelerated vesting in the event of a change in control of PNA or its direct or indirect parent. In addition, upon a termination of a participant’s employment by reason of death or disability, all then unvested amounts shall become fully vested. If a participant’s termination of employment is not by reason of death or disability, upon such termination all unvested amounts shall be forfeited.

Distributions from the plan will be made in accordance with deferral elections filed by a participant with the Company, pursuant to which, a participant may either elect distributions on fixed dates or upon certain enumerated events, including a termination of employment. Distributions from the plan will be made either in a lump sum or in installments, at the participant’s election.

In 2006, Mr. Moreton was the only named executive officer eligible to participate in our deferred compensation plan. Pursuant to his employment agreement, we are required to contribute to this plan an amount equal to 10% of Mr. Moreton’s base salary on his behalf. Such amount was unvested at the time of contribution, and vests in accordance with the vesting schedule described above. Mr. Moreton’s earnings in the last fiscal year were calculated pursuant to a market interest rate for 2006.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The table below reflects the amount of compensation and benefits payable to each named executive officer in the event of (i) termination by the Company with or without cause, (ii) termination by the executive, (iii) a termination as a result of an executive’s death or disability, or (iv) a change in control of PNA or its direct or indirect parent. The amounts shown assume that the applicable triggering event occurred on December 31, 2006, and therefore are estimates of the amounts that would be paid to the named executive officers upon the occurrence of such triggering event.

Name	Type of Payment	Termination by the Company	Termination by the Executive	Termination by reason of Death or Disability	Change in Control
Christopher J. Moreton (1)	Salary Continuation	$687,500	—	$687,500	—
	Incentive Bonus	$1,582,810	—	$1,582,810	—
	Continued Perks and Benefits	$121,125	—	$121,125	—
	Deferred Compensation	$68,750	—	$68,750	$16,114

John Lusdyk (2)	Salary Continuation	$191,590	—	—	—
	Incentive Bonus	$1,118,750	—	—	—
	Continued Perks and Benefits	—	—	—	—

Mark Haight (2)	Salary Continuation	$160,855	—	—	—
	Incentive Bonus	$880,248	—	—	—
	Continued Perks and Benefits	—	—	—	—

Don Prebola (2)	Salary Continuation	$160,854	—	—	—
	Incentive Bonus	$880,248	—	—	—
	Continued Perks and Benefits	—	—	—	—
Total		$5,852,730		$2,460,185	$16,114

(1)	Payments for Mr. Moreton are pursuant to his employment agreement, the material terms of which are described below. Amounts set forth in the “Termination by the Company” column are only payable to the extent such termination is other than for “cause,” and are calculated based on a severance period of December 31, 2006 through June 30, 2009.
(2)	Payments are calculated based on the estimated cash value of the compensation and benefits otherwise payable during the applicable notice period, assuming no increase in base salary or benefit cost, and an incentive bonus amount equivalent to the prior year’s incentive bonus.

Narrative Disclosure Regarding Potential Payments upon a Termination or Change in Control Table

Mr. Moreton’s employment agreement governs payments of compensation to Mr. Moreton upon any termination of his employment. Pursuant to the terms of the employment agreement, Mr. Moreton’s employment may be terminated by us or by him upon 90 days’ written notice. In the event his employment is terminated by us other than for “cause” (as defined in his agreement), we will be required to continue to pay Mr. Moreton his base salary and incentive bonus, and continue to provide him with incentives and benefits, through the later to occur of June 30, 2009 or the 12-month anniversary of the effective date of such termination.

Each of Messrs. Lusdyk, Haight, and Prebola are parties to a letter agreement with us that require us to provide twelve months written notice to such executive before any termination of employment with the Company will be effective. During such notice period Messrs. Lusdyk, Haight, and Prebola will continue to be compensated.

As discussed in the narrative following the Nonqualified Deferred Compensation Plan Table, upon a change in control or upon a termination of a participant’s employment by reason of death or disability, all unvested amounts in our deferred compensation plan will become immediately vested. No other payments become due to any named executive officer solely upon the occurrence of a change in control.

DIRECTOR COMPENSATION

We did not pay our directors any compensation for serving on our Board during 2006.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Real Estate Transfer

On August 10, 2006, we completed the first phase of the Real Estate Transfer pursuant to which it transferred 18 of its real estate assets to the Travel Main Subsidiaries. In connection with the Real Estate Transfer, we entered into 15-year lease arrangements that provide for our continued use of the properties in our operations. Subsequently, we completed the second phase of the Real Estate Transfer, pursuant to which the membership interests of the Travel Main Subsidiaries and the related lease arrangements were transferred to PNAG Holding by means of a dividend. PNAG Holding then contributed the membership interests of the Travel Main Subsidiaries to Travel Main as a capital contribution. The book value of the real estate and associated deferred tax was approximately $35 million at the time of such transfers. The aggregate annual base rent under the leases is approximately $6.3 million, and is based on the fair market value of the individual leased premises.

On September 27, 2006, 17 real estate properties held by the Travel Main Subsidiaries were mortgaged with Bank of America, N.A. for amounts approximately equal to 75% of their appraised value. On November 2, 2006, the 18th real estate property was similarly mortgaged with Bank of America, N.A. The mortgages are for 10 year periods, with the promissory notes evidencing the indebtedness thereunder maturing on October 1, 2016, with a fixed interest rate of 6.403% per year. The proceeds of $47.5 million net of expenses were transferred from the Travel Main Subsidiaries to Travel Main and then to PNAG Holding, each case by way of dividend. Neither PNA nor Travel Main is a party to or a guarantor of these mortgages.

Simultaneously with the consummation of the initial public offering of PNAG Holding’s common stock, the stock (with a fair market value of approximately $21.7 million) of Travel Main will be transferred to PNAG Holding’s newly created parent LLC (to be wholly owned by Platinum) by way of a dividend. The transaction is expected to be a taxable event resulting in a liability totaling approximately $8.4 million that will be paid in cash by us.

Each of the Travel Main Subsidiaries is a party to separate management agreements, or the Management Agreements, with PNAG Holding with respect to each individual property owned by such Travel Main Subsidiaries. Under the terms of the Management Agreements, PNAG Holding provides day-to-day management of all operating financial accounts relating to each facility owned by the Travel Main Subsidiaries. PNAG Holding is also responsible for the leasing of space at such facilities. As compensation for PNAG Holding’s management services, the Travel Main Subsidiaries pay PNAG Holding an amount equal to 4% of all income derived from the ownership and operation of the facilities. The Management Agreements each have a term of 15 years, commencing on August 10, 2006 and terminating on August 9, 2021, and are terminable by either party upon 30 days’ notice.

Management Arrangements

We are a party to a corporate advisory services agreement, or the Services Agreement, with Platinum Advisors, an affiliate of Platinum. Under the terms of the Services Agreement, Platinum Advisors provides us with certain general business, management, administrative and financial advice. In consideration of these and other services, we pay an annual monitoring fee to Platinum Advisors of no greater than $5 million. The Services Agreement will continue in effect until terminated by Platinum Advisors. In addition to the fees paid to Platinum Advisors pursuant to the Services Agreement, we pay Platinum Advisor’s out-of-pocket expenses incurred in connection with providing management services to us.

In connection with the proposed initial public offering of PNAG Holding (our indirect parent), Platinum Advisors intends to amend the Services Agreement to provide for a termination fee payable by us to Platinum Advisors with increased borrowings under our senior secured credit facility, as consideration for terminating the annual monitoring fee.

Dividends to PNAG Holding

Dividends paid to PNAG Holding during the period from May 9, 2006 to December 31, 2006 consisted of the non-cash real estate transfer valued at $34,502 and cash dividends of $7,100 plus $54,221 representing the return of capital received at the time of the acquisition of MSC.

Participation Plan

Effective May 17, 2007, we adopted a Participation Plan for the purpose of providing incentive compensation to our key employees. The incentive compensation is awarded in the form of non-equity performance units, the value of which is related to the appreciation in our value. The performance units are payable to participants upon the occurrence of a “qualifying event” defined as (1) a sale of any of our common stock by Platinum (other than a sale to our affiliates), (2) the consummation of a public offering of our stock owned by Platinum or its affiliates or (3) the payment of cash dividends by us to Platinum (other than dividends arising out of or relating to any real estate owned by us or our subsidiaries as of the effective date of the Participation Plan). The participants initially vested 25% at the inception of the Participation Plan and vest an additional 25% each year over three years. Any vested amounts paid under the Participation Plan will be treated as compensation. The Participation Plan expires on December 31, 2017, and all performance units terminate upon the termination or expiration of the Participation Plan. Subject to certain exceptions, upon a termination of employment, all performance units granted to a participant will be forfeited.

Policies and Procedures Regarding Transactions with Related Persons

Upon consummation of the initial public offering of PNAG Holding, PNAG Holding’s Board of Directors will have adopted written policies and procedures for transactions with related persons. As a general matter, the policy will require PNAG Holding’s audit committee to review and approve or disapprove the entry by PNAG Holding into certain transactions with related persons. The policy will contain transactions which are pre-approved transactions. The policy will only apply to transactions, arrangements and relationships where the aggregate amount involved could reasonably be expected to exceed $120,000 in any calendar year and in which a related person has a direct or indirect interest. A related person is: (i) any director, nominee for director or executive officer of PNAG Holding; (ii) any immediate family member of a director, nominee for director or executive officer; and (iii) any person, and his or her immediate family members, or entity, including affiliates, that was a beneficial owner of 5% or more of any of PNAG Holding’s outstanding equity securities at the time the transaction occurred or existed.

The policy will provide that if advance approval of a transaction subject to the policy is not obtained, it must be promptly submitted to the committee for possible ratification, approval, amendment, termination or rescission. In reviewing any transaction, the committee will take into account, among other factors the committee deems appropriate, recommendations from senior management, whether the transaction is on terms no less favorable than terms generally available to a third party in similar circumstances and the extent of the related person’s interest in the transaction. Any related person transaction must be conducted at arm’s length. Any member of PNAG’s audit committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction.

PRINCIPAL STOCKHOLDER

All of the issued and outstanding common stock of PNA Group, Inc. is owned by our parent, PNA Intermediate Holding Corporation, whose issued and outstanding common stock is owned by PNA Group Holding Corporation.

The following table sets forth certain information regarding the beneficial ownership of PNA Group Holding Corporation common stock as of June 1, 2007. None of our directors or executive officers beneficially own any of PNA Group Holding Corporation common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. As of June 1, 2007, there was one registered holder of PNA Group Holding Corporation common stock.

	Shares Beneficially Owned
Beneficial Owner	Number	Percent
Platinum(1)	8,750,000	100%

(1)	Consists of 1,414,473.5 shares held by Platinum Equity Capital Partners-A, LP, or PECPA, 5,148,684.5 shares held by Platinum Equity Capital Partners, LP, or PECP, 961,842 shares held by Platinum Equity Capital Partners-PF, LP, or PECPPF, and 1,225,000 shares held by Platinum Travel Principals, LLC, or PTP. Platinum Equity, LLC is the beneficial owner of each of PECPA, PECP, PECPPF and PTP, and Tom Gores is the Chairman and Chief Executive Officer of Platinum Equity, LLC. Mr. Gores may be deemed to share voting and investment power with respect to all shares of common stock of PNA Group Holding Corporation held beneficially by Platinum Equity, LLC. Mr. Gores disclaims beneficial ownership of all shares of common stock of PNAG Holding that are held by PECPA, PECP, PECPPF and PTP with respect to which Mr. Gores does not have a pecuniary interest therein.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

On August 15, 2006, we privately placed $250,000,000 aggregate principal amount of 10 3/4% Senior Notes in transactions exempt from registration under the Securities Act. Accordingly, the original notes may not be reoffered, resold or otherwise transferred in the United States unless so registered or unless an exemption from the Securities Act registration requirements is available. In the registration rights agreement relating to the original notes, we and the Guarantors have agreed with the initial purchasers of the original notes to:

•	use our commercially reasonable efforts to file a registration statement with the SEC relating to the Exchange Offer on or prior to May 14, 2007;

•	use our commercially reasonable efforts to cause such registration statement to become effective at the earliest practicable time thereafter; and

•

use our commercially reasonable efforts to cause the Exchange Offer to be consummated on the earliest practicable date after the Exchange Offer Registration Statement has become effective, but in no event later than September 10, 2007.

In addition, we and the Guarantors have agreed to keep the Exchange Offer open for at least 20 days, or longer if required by applicable law, after the date notice of the Exchange Offer is mailed to the holders of the original notes. The new notes are being offered under this prospectus to satisfy these obligations of us and the Guarantors under the registration rights agreement. All capitalized terms used in this section but not defined have the meanings ascribed to them in the registration rights agreement.

Terms of the Exchange

Upon the terms and subject to the conditions contained in this prospectus and in the letter of transmittal that accompanies this prospectus, we are offering to exchange (i) $1,000 in principal amount of new notes for each $1,000 in principal amount of outstanding original notes (the “Exchange Offer”). The terms of the new notes are substantially identical to the terms of the original notes for which they may be exchanged in the Exchange Offer, except that:

(1) the new notes will be freely transferable, other than as described in this prospectus;

(2) the new notes will not contain any legend restricting their transfer;

(3) holders of the new notes will not be entitled to certain rights of the holders of the original notes under the registration rights agreement, which rights will terminate on completion of the Exchange Offer; and

(4) the new notes will not contain any provisions regarding the payment of additional interest.

The new notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. See “Description of Notes.”

The Exchange Offer is not conditioned on any minimum aggregate principal amount of original notes being tendered for exchange.

Tendering holders of original notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the applicable letter of transmittal, transfer taxes relating to the exchange of original notes for new notes in the Exchange Offer.

Shelf Registration Statement

If:

(i) The Company is not required to file an Exchange Offer Registration Statement or to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy, (ii) for any reason the Exchange Offer is not Consummated by September 10, 2007, or (iii) with respect to any Holder of Transfer Restricted Securities (A) such Holder is prohibited by applicable law or SEC policy from participating in the Exchange Offer, or (B) such Holder may not resell the new notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the Prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales by such Holder, or (C) such Holder is a Broker-Dealer and holds original notes acquired directly from us or one of our affiliates, then, upon such Holder’s request, we and the Guarantors shall

(x) cause to be filed a shelf registration statement pursuant to Rule 415 under the Securities Act, which may be an amendment to the Exchange Offer Registration Statement (in either event, the “Shelf Registration Statement”), as soon as practicable, but in no event later than the later of (i) May 14, 2007 and (ii) August 13, 2007 (such date being the “Shelf Filing Deadline”)) (provided, however, that no obligation to file a Shelf Registration Statement shall accrue until after the Exchange Offer Registration Statement has been filed), which Shelf Registration Statement shall provide for resales of Transfer Restricted Securities; and

(y) use commercially reasonable efforts to cause such Shelf Registration Statement to be declared effective by the SEC on or before the 180th day after such filing obligation arises.

The Company and the Guarantors shall use our commercially reasonable efforts to keep such Shelf Registration Statement continuously effective, supplemented and amended as required by the registration rights agreement to the extent necessary to ensure that it is available for resales of original notes by the Holders of Transfer Restricted Securities entitled to the benefit of the registration rights agreement, for a period of at least two years following the effective date of such Shelf Registration Statement (or shorter period that will terminate when all the original notes covered by such Shelf Registration Statement have been sold pursuant to such Shelf Registration Statement).

In connection with any registration statement required by the registration rights agreement to permit the sale or resale of Transfer Restricted Securities, the Company and the Guarantors will, among other things:

(i) use our commercially reasonable efforts to keep such registration statement continuously effective;

(ii) prepare and file with the SEC such amendments and post-effective amendments to the applicable registration statement as may be necessary to keep the registration statement effective for the applicable period, or such shorter period as will terminate when all Transfer Restricted Securities covered by such registration statement have been sold;

(iii) provide to each Holder for whom the registration statement was filed copies of the prospectus which is a part of the registration statement;

(iv) notify each such Holder when the registration statement has become effective; and

(v) take other actions as are required to permit unrestricted resales of the original notes or the new notes, as the case may be.

A Holder selling original notes or new notes under the Shelf Registration Statement generally must be named as a selling security holder in the related prospectus and must deliver a prospectus to purchasers. Consequently, the Holder may be subject to the civil liability provisions under the Securities Act in connection with those sales and will be bound by any applicable provisions of the registration rights agreement, including specified indemnification obligations.

Additional Interest

Additional interest will accrue on the principal amount of the original notes and the new notes, in addition to the stated interest on the original notes and the new notes, from and including the date on which a registration default occurs to but excluding the date on which all registration defaults have been cured. The occurrence of any of the following is a registration default:

(1) the Exchange Offer Registration Statement has not been filed with the SEC on or before May 14, 2007;

(2) the Shelf Registration Statement has not been filed with the SEC on or before the Shelf Filing Deadline;

(3) the Shelf Registration Statement has not been declared effective by the SEC on or before the 180th day after the Shelf Filing Deadline;

(4) the Exchange Offer has not been consummated by September 10, 2007; or

(5) after either the Exchange Offer Registration Statement or the Shelf Registration Statement has been declared effective, that registration statement ceases to be effective or usable, subject to certain exceptions, in connection with resales of original notes or new notes in accordance with and during the periods specified in the registration rights agreement.

Additional interest will accrue at a rate of 0.25% per annum on the principal amount during the 90-day period after the occurrence of the registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period. In no event will the rate exceed 1.00% per annum on the principal amount. If the Exchange Offer is completed on the terms and within the period contemplated by this prospectus, no additional interest will be payable.

The summary of the provisions of the registration rights agreement contained in this prospectus does not purport to be complete. This summary is subject to and is qualified in its entirety by reference to all the provisions of the registration rights agreement, copies of which are exhibits to the registration statement of which this prospectus is a part.

Expiration Date; Extensions; Termination; Amendments

The expiration date of the Exchange Offer is 5:00 p.m., New York City time, on September 10, 2007, unless we in our sole discretion extend the period during which the Exchange Offer is open. In that case, the expiration date will be the latest time and date to which the Exchange Offer is extended. We reserve the right to extend the Exchange Offer at any time and from time to time before the expiration date by giving written notice to The Bank of New York, the exchange agent, and by timely public announcement. Unless otherwise required by applicable law or regulation, the public announcement will be made by a release to the PR Newswire or other national newswire service. During any extension of the Exchange Offer, all original notes previously tendered in the Exchange Offer will remain subject to the Exchange Offer.

The initial exchange date will be the first business day following the expiration date. We expressly reserve the right to:

(1) terminate the Exchange Offer and not accept for exchange any original notes for any reason, including if any of the events described below under “—Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us; and

(2) amend the terms of the Exchange Offer in any manner.

If any termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the original notes as promptly as practicable. Unless we terminate the Exchange Offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the new notes for the original notes on the exchange date.

If:

(1) We waive any material condition to the Exchange Offer or amends the Exchange Offer in any other material respect; and,

(2) at the time that notice of this waiver or amendment is first published, sent or given to holders of original notes in the manner specified above, the Exchange Offer is scheduled to expire at any time earlier than the fifth business day from, and including, the date that the notice is first so published, sent or given, then the Exchange Offer will be extended until that fifth business day.

This prospectus and the letter of transmittal and other relevant materials will be mailed by us to record holders of original notes. In addition, these materials will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of original notes.

How to Tender

The tender to us of original notes according to the procedures described below will constitute an agreement between that holder of original notes and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

Procedures for Tendering Original Notes Through Brokers and Banks.

Since the original notes are represented by global book-entry notes, The Depositary Trust Company or DTC, as depositary, or its nominee is treated as the registered holder of the original notes and will be the only entity that can tender your original notes for new notes. Therefore, to tender original notes subject to this Exchange Offer and to obtain new notes, you must instruct the institution where you keep your original notes to tender your original notes on your behalf so that they are received on or prior to the expiration of this Exchange Offer.

The letter of transmittal shall be used by you to give the instructions described in the preceding paragraph. A holder of original notes may tender them by properly completing and signing the letter of transmittal or a facsimile of the letter of transmittal and delivering it, together with a timely confirmation of a book-entry transfer according to the procedure described below, to the exchange agent at the address set forth below under “—Exchange Agent” on or before the expiration date. All references in this prospectus to the letter of transmittal include a facsimile of the letter of transmittal.

Based on interpretations by the SEC’s staff in no-action letters issued to other parties, we believe that holders of new notes issued in the Exchange Offer may transfer the new notes without complying with the registration and prospectus delivery requirements of the Securities Act if the holders:

(1) acquired the new notes in the ordinary course of the holders’ business;

(2) are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the new notes;

(3) are not affiliates of us within the meaning of Rule 405 under the Securities Act;

(4) are not broker-dealers who acquired original notes directly from us; and

(5) are not broker-dealers who acquired original notes as a result of market-making or other trading activities.

You must make such representations by executing the letter of transmittal and delivering it to the institution through which you hold your original notes. Such institution will have to acknowledge that such representations were made by you.

Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

The letter of transmittal that accompanies this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of new notes received in exchange for original notes where those new notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We and the Guarantors have agreed that, starting on the date of this prospectus and ending on the earlier of the day that is 180 days following the date of this prospectus and the date when a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, they will make this prospectus available to any broker-dealer for use in connection with any resale of this kind.

Tendering holders of original notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the applicable letter of transmittal, transfer taxes relating to the exchange of original notes for new notes in the Exchange Offer.

Procedures for Brokers and Custodian Banks; DTC ATOP Account

In order to accept this Exchange Offer on behalf of a holder of original notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

The exchange agent, on our behalf will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the outstanding original notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding original notes by causing the book-entry transfer of such original notes into our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of original notes, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent on or prior to 5:00 pm, New York City Time on the expiration date. The confirmation of a book entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant and beneficial holder agree to be bound by the terms of this Exchange Offer.

Each Agent’s Message must include the following information:

(1) Account number of the beneficial owner tendering such original notes;

(2) Principal amount of original notes tendered by such beneficial owner; and

(3) A confirmation that the beneficial holder of the original notes tendered has made the representations for the benefit of PNA set forth under “Procedures for Tendering Original Notes Held Through Brokers or Banks” above.

BY SENDING AN AGENT’S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM NOTES ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS.

The delivery of original notes through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering original notes. We will ask the exchange agent to instruct DTC to promptly return those original notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such original notes on behalf of holders of the original notes.

THE AGENT’S MESSAGE MUST BE TRANSMITTED TO THE EXCHANGE AGENT ON OR BEFORE 5:00 PM, NEW YORK CITY TIME, ON THE EXPIRATION DATE.

The method of delivery of original notes and all other documents is at the election and risk of the holder. If sent by mail, it is recommended that the holder use registered mail, return receipt requested, obtain proper insurance, and make the mailing sufficiently in advance of the expiration date to permit delivery to the exchange agent on or before the expiration date.

Unless an exemption applies under the applicable law and regulations concerning backup withholding of federal income tax, the exchange agent will be required to withhold 28% of the gross proceeds otherwise payable to a holder in the Exchange Offer if the holder does not provide the holder’s taxpayer identification number and certify that the number is correct.

Guaranteed Delivery Procedures. If a holder desires to accept the Exchange Offer and time will not permit a letter of transmittal or original notes to reach the exchange agent before the expiration date, a tender may be effected if the exchange agent has received at its office listed under “—Exchange Agent” below on or before the expiration date a letter, telegram or facsimile transmission from an eligible guarantor institution that:

(1) sets forth the name and address of the tendering holder, the names in which the original notes are registered and, if possible, the certificate numbers of the original notes to be tendered; and

(2) states that the tender is being made thereby; and

(3) guarantees that within three New York Stock Exchange trading days after the date of execution of the letter, telegram or facsimile transmission by the eligible guarantor institution, the original notes, in proper form for transfer, will be delivered by the eligible guarantor institution together with a properly completed and duly executed letter of transmittal and any other required documents.

Unless original notes being tendered by the above-described method or a timely confirmation of a book-entry transfer are deposited with the exchange agent within the time period described above, accompanied or preceded by a properly completed letter of transmittal and any other required documents, we may reject the tender. Copies of a notice of guaranteed delivery which may be used by eligible guarantor institutions for the purposes described in this paragraph are being delivered with this prospectus and the letter of transmittal.

A tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the original notes or a timely confirmation of a book-entry transfer is received by the exchange agent. Issuances of new notes in exchange for original notes tendered by an eligible guarantor institution as described above will be made only against deposit of the applicable letter of transmittal and any other required documents and the tendered original notes or a timely confirmation of a book-entry transfer.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of original notes will be determined by us. Our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of counsel to us, be unlawful. We also reserve the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. None of us, the exchange agent or any other person will incur any liability for failure to give notification of any defects or irregularities in tenders. Our interpretation of the terms and conditions of the Exchange Offer, including the letter of transmittal and the instructions to the letter of transmittal, will be final and binding.

Terms and Conditions of the Letter of Transmittal

The letter of transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

The party tendering original notes for exchange, or the transferor, exchanges, assigns and transfers the original notes to us and irrevocably constitutes and appoints our exchange agent as its agent and attorney-in-fact to cause the original notes to be assigned, transferred and exchanged. The transferor represents and warrants that:

(1) it has full power and authority to tender, exchange, assign and transfer the original notes and to acquire new notes issuable upon the exchange of the tendered original notes; and

(2) when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim.

The transferor also warrants that it will, upon request, execute and deliver any additional documents we deem necessary or desirable to complete the exchange, assignment and transfer of tendered original notes. The transferor further agrees that acceptance of any tendered original notes by us and the issuance of new notes in exchange shall constitute performance in full by us of our obligations under the registration agreement and that we shall have no further obligations or liabilities under the registration rights agreement, except in certain limited circumstances. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.

By tendering original notes, the transferor certifies that:

(1) it is not an affiliate of us within the meaning of Rule 405 under the Securities Act, that it is not a broker-dealer that owns original notes acquired directly from us or an affiliate of us, that it is acquiring the new notes offered hereby in the ordinary course of its business and that it has no arrangement with any person to participate in the distribution of the new notes; or

(2) it is an affiliate, as so defined, of us or of the initial purchasers, and that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

Each broker-dealer that receives new notes for its own account in the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Withdrawal Rights

Original notes tendered in the Exchange Offer may be withdrawn at any time before the expiration date.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at the address set forth below under “—Exchange Agent.” Any notice of withdrawal must:

(1) specify the person named in the letter of transmittal as having tendered original notes to be withdrawn;

(2) specify the certificate numbers of original notes to be withdrawn;

(3) specify the principal amount of original notes to be withdrawn, which must be an authorized denomination;

(4) state that the holder is withdrawing its election to have those original notes exchanged;

(5) state the name of the registered holder of those original notes; and

(6) be signed by the holder in the same manner as the original signature on the applicable letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the original notes being withdrawn.

If certificates for original notes have been delivered or otherwise identified to the exchange agent, then prior to the release of those certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless that holder is an eligible institution.

If original notes have been tendered pursuant to the procedure for book-entry transfer described above, the executed notice of withdrawal, guaranteed by an eligible institution, unless that holder is an eligible institution, must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn original notes and otherwise comply with the procedures of that facility. All questions as to the validity, form and eligibility, including time of receipt, of those notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any original notes which have been tendered for exchange but which are not exchanged for any reason will be either.

(1) returned to the holder without cost to that holder; or

(2) in the case of original notes tendered by book-entry transfer into the exchange agent’s applicable account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, those original notes will be credited to an account maintained with the book-entry transfer facility for the original notes, in either case as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn original notes may be retendered by following one of the procedures described under “—How to Tender” above at any time on or prior to the expiration date.

Acceptance of Original Notes for Exchange; Delivery of New Notes

Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of original notes validly tendered and not withdrawn and the issuance of the new notes will be made on the exchange date. For the purposes of the Exchange Offer, we shall be deemed to have accepted for exchange validly tendered original notes when, as and if we have given written notice of acceptance to the exchange agent.

The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving new notes from us and causing the original notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the Exchange Offer, delivery of new notes to be issued in exchange for accepted original notes will be made by the exchange agent promptly after acceptance of the tendered original notes. Original notes not accepted for exchange will be returned without expense to the tendering holders. Or, in the case of original notes tendered by book-entry transfer, the non-exchanged original notes will be credited to an account maintained with the book-entry transfer facility promptly following the expiration date. If we terminate the Exchange Offer before the expiration date, these non-exchanged original notes will be credited to the exchange agent’s applicable account promptly after the Exchange Offer is terminated.

Conditions to the Exchange Offer

Notwithstanding any other provision of the Exchange Offer or any extension of the Exchange Offer, we will not be required to issue new notes for any properly tendered original notes not previously accepted. We may terminate the Exchange Offer by oral or written notice to the exchange agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the PR Newswire or other national newswire service or, at its option, modify or otherwise amend the Exchange Offer, if:

(1) any action or proceeding is threatened, instituted or pending before, or any injunction, order or decree is issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

(A) seeking to restrain or prohibit the making or completion of the Exchange Offer or any other transaction contemplated by the Exchange Offer,

(B) assessing or seeking any damages as a result of the making or completion of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or

(C) resulting in a material delay in the ability of us to accept for exchange or exchange some or all of the original notes in the Exchange Offer;

(2) any statute, rule, regulation, order or injunction is sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action is taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in the sole judgment of us might result in any of the consequences referred to in clauses (1)(A) or (B) above or, in the sole judgment of PNA, might result in the holders of new notes having obligations relating to resales and transfers of new notes which are greater than those described in the interpretations of the SEC referred to in “—Terms of the Exchange” above, or would otherwise make it inadvisable to proceed with the Exchange Offer; or

(3) a material adverse change has occurred in the business, condition (financial or otherwise) or operations of us or the Guarantors.

The conditions described above are for the sole benefit of us. We may assert these conditions regarding all or any portion of the Exchange Offer regardless of the circumstances, including any action or inaction by us, giving rise to the condition. We may waive these conditions in whole or in part at any time or from time to time in its sole discretion. The failure by us at any time to exercise any of the rights described above will not be deemed a waiver of any of those rights, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, despite the satisfaction of each of the conditions described above, to terminate or amend the Exchange Offer.

Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

In addition, we will not accept for exchange any original notes tendered and no new notes will be issued in exchange for any original notes, if at that time any stop order is threatened or in effect relating to:

(1) the registration statement of which this prospectus constitutes a part; or

(2) the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

The Bank of New York has been appointed as the exchange agent for the Exchange Offer. Letters of transmittal must be addressed to the exchange agent at the address set forth below.

Deliver to:

The Bank of New York

By Registered or Certified Mail:

101 Barclay Street, 7E

Corporate Trust Operations

Reorganization Unit

New York, New York 10286

Attn: Reorganization Unit

By Facsimile:

(212) 298-1915

Delivery to an address other than as set forth in this prospectus, or transmissions of instructions via a facsimile number other than the one set forth herein, will not constitute a valid delivery.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection with its services. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us and are estimated at approximately $600,000.

Appraisal Rights

Holders of original notes will not have dissenters’ rights or appraisal rights in connection with the Exchange Offer.

Transfer Taxes

Holders who tender their original notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange, except that holders who instruct us to register new notes in the name of, or request that original notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Other

Participation in the Exchange Offer is voluntary, and holders should carefully consider whether to accept the terms and conditions of this offer. Holders of the original notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

As a result of the making of this Exchange Offer, and upon acceptance for exchange of all validly tendered original notes according to the terms of this Exchange Offer, the Company and the Guarantors will have fulfilled a covenant contained in the terms of the original notes and the registration rights agreement. Holders of the original notes who do not tender their certificates in the Exchange Offer will continue to hold those certificates and will be entitled to all the rights, and limitations applicable to the original notes under the indenture, except for any rights under the registration rights agreement which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See “Description of Notes.”

All untendered original notes will continue to be subject to the restrictions on transfer set forth in the indenture. In general, the original notes may not be reoffered, resold or otherwise transferred in the U.S. unless registered under the Securities Act or unless an exemption from the Securities Act registration requirements is available. Except under certain limited circumstances, we do not intend to register the original notes under the Securities Act.

In addition, any holder of original notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the new notes may be deemed to have received restricted securities. If so, that holder will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent that original notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the original notes could be adversely affected.

We may in the future seek to acquire untendered original notes in open market or privately negotiated transactions, through subsequent Exchange Offers or otherwise. We have no present plan to acquire any original notes that are not tendered in the Exchange Offer.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

General

In connection with the Platinum Acquisition, on May 9, 2006, we, PNAG Holding and certain of our subsidiaries, as borrowers, entered into an amended and restated senior secured credit agreement with a syndicate of financial institutions and institutional lenders. The facility provided for term loans of $85 million and revolving loans of up to $375 million including a letter of credit sub-facility of $30 million, that will terminate in five years. The term loans were repaid in full with the proceeds of the offering of the notes. On January 29, 2007, the amended and restated credit agreement was amended to permit the contribution of our stock to PNA Intermediate in connection with the PNA Intermediate Offering.

All borrowings under our senior secured credit facilities are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Interest and Fees

The interest rate per annum applicable to revolver loans made or outstanding as base rate loans will be equal to the base rate in effect, and the interest rate per annum applicable to revolver loans made or outstanding as LIBOR loans will be equal to the relevant adjusted LIBOR rate for the applicable interest period selected by us, in each case plus an applicable margin percentage.

The base rate will be the rate of interest announced or quoted by Bank of America, N.A. from time to time as its prime rate. The adjusted LIBOR rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the U.S. Federal Reserve to which our lenders are subject. The initial applicable margin percentage is a percentage per annum equal to 1.75% for revolver loans that are LIBOR loans. So long as no default has occurred and is continuing, the applicable margin percentage under the revolving loan facility is subject to adjustment increments based on performance goals.

On the first day of each month we will be required to pay each lender a commitment fee in respect of any unused commitments under the revolving loan facility.

Collateral and Guarantors

Indebtedness under our senior secured credit facilities is guaranteed by our majority-owned and future majority-owned subsidiaries (with certain agreed exceptions), and will be secured by a first priority security interest in substantially all of the borrower’s, and current majority-owned and future majority-owned subsidiaries’, existing and future property and assets (subject to certain agreed exceptions), including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property and other personal property, owned cash and cash proceeds of the foregoing, real estate and first priority pledge of our capital stock, of the guarantor subsidiaries and 66% of the stock of our foreign subsidiaries.

Restrictive Covenants and Other Matters

Our senior secured credit facilities may require, subject to certain conditions, that we comply with a consolidated fixed charge coverage test. In addition, our senior secured credit facilities include negative covenants restricting or limiting our ability, and the ability of our subsidiaries, to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens and engage in sale leaseback transactions;

•	make loans and investments;

•	declare dividends, make payments on or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or purchase certain indebtedness, including the PNA Notes and the Floating Rate Notes (as defined below);

•	make certain capital expenditures;

•	sell assets;

•	transact with affiliates; and

•	alter the business that we conduct (and in the case of PNAG Holding, engage in any business activities other than those incidental to its ownership of us).

Such negative covenants shall be subject to certain exceptions.

Our senior secured credit facilities contain certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting our senior secured credit facilities to be in full force and effect and change of control. If such an event of default occurs, the lenders under our senior secured credit facilities would be entitled to take various actions, including acceleration of amounts due under our senior secured credit facilities and all actions permitted to be taken by a secured creditor.

Seller Note Issued to Preussag North America, Inc.

In connection with the Platinum Acquisition, on May 9, 2006, PNAG Holding issued a secured subordinated promissory note, or the Preussag Seller Note, to Preussag North America, Inc. in the principal amount of $12 million. The Preussag Seller Note is subordinated in ranking to our senior secured credit agreement and is secured by a second priority lien on our outstanding shares of our capital stock. Under the Preussag Seller Note, PNAG Holding must make principal payments of $1,000,000 on each anniversary of the issuance of the Preussag Seller Note, and the entire unpaid principal amount of the Preussag Seller Note, including any accrued and unpaid interest thereon, is payable on the date that is five years and six months from the date of issuance. If, however, after giving effect to the payment of any installment of principal or any payment of interest, we would have a fixed charge coverage ratio of less than 1.2:1.0, then such payment shall be deferred and shall become due and payable on the last day of the first calendar quarter after the scheduled payment date on which, after giving effect to such payment and any other payments under the Preussag Seller Note due on such date, we would have a fixed charge coverage ratio of 1.2:1.0 or greater. Interest accrues on the outstanding principal amount of the Preussag Seller Note at a rate equal to 8% per annum, and is payable in arrears on the last day of each calendar quarter, and on the date on which the principal amount of the Preussag Seller Note is due. The Preussag Seller Note contains certain customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, certain events of bankruptcy, actual or asserted failure of the Preussag Seller Note to be in full force and effect and change of control. If such an event of default occurs, the lenders under our senior secured credit facilities would be entitled to take various actions, including acceleration of amounts due under our senior secured credit facilities and all actions permitted to be taken by a secured creditor.

Real Estate Mortgages

On September 27, 2006, 17 Travel Main Subsidiary real estate properties were mortgaged with Bank of America, N.A. for amounts approximately equal to 75% of their appraised value. On November 2, 2006, an additional real estate property was similarly mortgaged with Bank of America, N.A. The mortgages are for 10 year periods, with the promissory notes evidencing the indebtedness thereunder maturing on October 1, 2016, with a fixed interest rate of 6.403% per year. The proceeds of $47.5 million net of expenses were transferred from the Travel Main Subsidiaries to Travel Main and then to PNAG Holding, in each case by way of dividend. None of PNAG Holding, PNA Intermediate, PNA or Travel Main is a party to or a guarantor of these mortgages.

DESCRIPTION OF NOTES

The new notes, like the original notes, will be issued under an indenture dated as of August 15, 2006 (the “Indenture”) among PNA Group, Inc., the Guarantors and The Bank of New York, as Trustee (the “Trustee”). The statements under this caption relating to the Indenture and the notes are summaries and are not a complete description of the Indenture or the notes, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made part of the Indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The definitions of certain capitalized terms used in the following summary are set forth below under “—Certain Definitions.” Unless otherwise indicated, references under this caption to Sections or Articles are references to sections and articles of the Indenture.

General

The notes will mature on September 1, 2016. The initial offering of the notes was for $250,000,000 in aggregate principal amount. The Company may issue additional notes (the “Additional Notes”) under the Indenture, subject to the limitations described below under the covenant “Limitation on Incurrence of Debt.” The notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes of the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Interest is payable at 10 3/4% per annum. Interest on the notes is payable semi-annually in cash in arrears on March 1 and September 1, commencing on March 1, 2007. The Company will make each interest payment to the Holders of record of the notes on the immediately preceding February 15 and August 15. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date with respect to the notes. As described under “—Registration Rights; Additional Interest,” Additional Interest may accrue and be payable under the circumstances set forth therein. References herein to “interest” shall be deemed to include any such Additional Interest.

Principal of and premium, if any, and interest on the notes will be payable, and the notes will be transferable, at the office or agency of the Company maintained for such purposes, which, initially, will be the office of the Trustee or an agent thereof; provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. The notes will be issued only in fully registered form without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer, exchange or redemption of notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

The principal of, premium, if any, and interest on the notes will be payable, and the notes will be exchangeable and transferable, at office or agency of the Company maintained for such purposes, which initially will be the corporate trust office of the Trustee, The Bank of New York, located at 101 Barclay Street, 8W, New York, New York 10286.

Guarantees by All Subsidiaries

The notes are guaranteed, on a full, joint, several and unconditional basis, by the Guarantors (the “Note Guarantees”). The Note Guarantees are senior unsecured obligations of each Guarantor and rank equally with all existing and future senior Debt of such Guarantor and senior to all subordinated Debt of such Guarantor. The Note Guarantees are effectively subordinated to any secured debt of such Guarantor to the extent of the assets securing such Debt. The Indenture provides that the obligations of a Guarantor under its Note Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law.

As of the date of the Indenture, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries,” any of our Subsidiaries may be designated as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture and will not guarantee the notes. Claims of creditors of non-guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those Subsidiaries, and claims of preferred stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the notes.

The Indenture provides that in the event of a sale or other transfer or disposition of all of the Capital Interests in any Guarantor to any Person that is not an Affiliate of the Company in compliance with the terms of the Indenture, or in the event all or substantially all the assets or Capital Interests of a Guarantor are sold or otherwise transferred, by way of merger, consolidation or otherwise, to a Person that is not an Affiliate of the Company in compliance with the terms of the Indenture, then such Guarantor (or the Person concurrently acquiring such assets of such Guarantor) shall be deemed automatically and unconditionally released and discharged of any obligations under its Note Guarantee, as evidenced by a supplemental indenture executed by the Company, the Guarantors and the Trustee, without any further action on the part of the Trustee or any Holder; provided that the Company delivers an Officers’ Certificate to the Trustee certifying that the Net Cash Proceeds of such sale or other disposition will be applied in accordance with the “Limitation on Asset Sales” covenant.

Not all of our Subsidiaries guarantee the notes. The notes will be effectively subordinated in right of payment to all Debt and other liabilities (including trade payables and lease obligations) of Subsidiaries that do not provide Note Guarantees. As of December 31, 2006, our Subsidiaries which are not Guarantors had liabilities of approximately $3.0 and total assets of approximately $11.9 million. For the period May 10, 2006 to December 31, 2006, those non-guarantor Subsidiaries had revenue and net income of approximately $7.7 million and $2.6 million, respectively.

Ranking

Ranking of the Notes

The notes are senior unsecured obligations of the Company. As a result, the notes rank:

•	equally with all existing and future senior Debt of the Company;

•	senior in right of payment to all existing and future subordinated Debt of the Company; and

•	effectively subordinated to any secured Debt of the Company, to the extent of the assets securing such Debt.

The Debt Incurred under the Credit Agreement is secured by substantially all of the Company’s assets on the Issue Date and guaranteed by the Guarantors, which guarantees in turn are secured by substantially all of such Guarantors’ assets. Accordingly, while the notes rank equally in right of payment with the Debt Incurred under the Credit Agreement and all other liabilities not expressly subordinated by their terms to the notes, the notes are effectively subordinated to the Debt outstanding under the Credit Agreement, to the extent of the value of the assets securing such Debt.

As of December 31, 2006, the Company and its Subsidiaries had $464.3 million of Debt, including $164.3 million of secured Debt outstanding under the Credit Agreement. In addition, as of December 31, 2006, we and our subsidiaries had $194.6 million of availability under the Credit Agreement.

Ranking of the Note Guarantees

Each Note Guarantee is a senior, unsecured obligation of the Guarantor. As such each Note Guarantee will rank:

•	equally with all existing and future unsubordinated Debt of the Guarantor;

•	senior in right of payment to all existing and future subordinated Debt of the Guarantor, if any; and

•	effectively junior to secured Obligations of the Guarantor, to the extent of the value of the Guarantor’s assets securing such Obligations.

Sinking Fund

There are no mandatory sinking fund payment obligations with respect to the notes.

Optional Redemption

The notes may be redeemed, in whole or in part, at any time prior to September 1, 2011, at the option of the Company upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a Redemption Price equal to 100% of the principal amount of the notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In addition, the notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after September 1, 2011, upon not less than 30 nor more than 60 days’ notice at the following Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the 12-month period beginning on September 1 of the years indicated:

Year	Redemption Price
2011	105.375%
2012	103.583%
2013	101.792%
2014 and thereafter	100.000%

In addition to the optional redemption of the notes in accordance with the provisions of the preceding paragraph, prior to September 1, 2009, the Company may, with the net proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the outstanding notes (including Additional Notes) at a Redemption Price equal to 110.750% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of notes then outstanding (including Additional Notes) remains outstanding immediately after the occurrence of any such redemption (excluding notes held by the Company or its Subsidiaries) and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

If less than all of the notes are to be redeemed, the Trustee will select the notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and appropriate.

No notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

The Company may at any time, and from time to time, purchase notes in the open market or otherwise, subject to compliance with applicable securities laws.

Change of Control

Upon the occurrence of a Change of Control, the Company will make an Offer to Purchase all of the outstanding notes at a Purchase Price in cash equal to 101% of the principal amount tendered, together with accrued interest, if any, to but not including the Purchase Date. For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) within 30 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences an Offer to Purchase all outstanding notes at the Purchase Price (provided that the running of such 30-day period shall be suspended, for up to a maximum of 30 days, during any period when the commencement of such Offer to Purchase is delayed or suspended by reason of any court’s or governmental authority’s review of or ruling on any materials being employed by the Company to effect such Offer to Purchase, so long as the Company has used and continues to use its commercial best efforts to make and conclude such Offer to Purchase promptly) and (ii) all notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase.

The phrase “all or substantially all,” as used in the definition of “Change of Control,” has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the notes elected to exercise their rights under the Indenture and the Company elects to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Company to make an Offer to Purchase the notes as described above.

The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting either of the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition. The definition of Change of Control may be amended or modified with the written consent of a majority in aggregate principal amount of outstanding notes. See “—Amendment, Supplement and Waiver.”

The Company will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with any repurchase of the notes as described above.

The Company will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional Redemption.”

The Company’s ability to pay cash to the Holders of notes upon a Change of Control may be limited by the Company’s then existing financial resources. Further, the agreements governing the Company’s other Debt contain, and future agreements of the Company may contain, prohibitions of certain events, including events that would constitute a Change of Control. If the exercise by the Holders of notes of their right to require the Company to repurchase the notes upon a Change of Control occurred at the same time as a change of control event under one or more of either of the Company’s other debt agreements, the Company’s ability to pay cash to the Holders of notes upon a repurchase may be further limited by the Company’s then existing financial resources. See “Risk Factors—Risks Related to the Notes—We may be unable to purchase the notes upon a change of control.”

Certain Covenants

Set forth below are certain covenants contained in the Indenture:

Limitation on Incurrence of Debt

The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt), unless, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period (as defined below) (other than any Debt Incurred under the revolving portion of a credit agreement), had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be greater than 2.0:1.

If, during the Four Quarter Period or subsequent thereto and prior to the date of determination, the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale or Asset Acquisition, Investments, mergers, consolidations, discontinued operations (as determined in accordance with GAAP) or shall have designated any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary, Consolidated Cash Flow Available for Fixed Charges and Consolidated Interest Expense for the Four Quarter Period shall be calculated on a pro forma basis giving effect to such Asset Sale or Asset Acquisition, Investments, mergers, consolidations, discontinued operations or designation, as the case may be, and the application of any proceeds therefrom as if such Asset Sale or Asset Acquisition or designation had occurred on the first day of the Four Quarter Period.

If the Debt which is the subject of a determination under this provision is Acquired Debt, or Debt Incurred in connection with the simultaneous acquisition of any Person, business, property or assets, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to the Incurrence of such Acquired Debt or such other Debt by the Company or any of its Restricted Subsidiaries and the inclusion, in Consolidated Cash Flow Available for Fixed Charges, of the Consolidated Cash Flow Available for Fixed Charges of the acquired Person, business, property or assets or redesignated Subsidiary.

Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur Permitted Debt.

For purposes of determining any particular amount of Debt under this “Limitation on Incurrence of Debt” covenant, (x) Debt Incurred under the Credit Agreement on the Issue Date shall initially be treated as Incurred pursuant to clause (i) of the definition of “Permitted Debt,” and may not later be re-classified and (y) Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this “Limitation on Incurrence of Debt” covenant, in the event that an item of Debt meets the criteria of more than one of the types of

Debt described above, including categories of Permitted Debt and under part (a) in the first paragraph of this “Limitation on Incurrence of Debt” covenant, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt.

The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt or issuance of Capital Interests for purposes of this covenant.

The Company and any Guarantor will not Incur any Debt that pursuant to its terms is subordinate or junior in right of payment to any Debt unless such Debt is subordinated in right of payment to the notes and the note Guarantees to the same extent; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

(b) after giving effect to such Restricted Payment on a pro forma basis, (x) the Company would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the “Limitation on Incurrence of Debt” covenant and (y) with respect to any Restricted Payment (other than an Investment in a Person that is not an Affiliate), the Consolidated Total Debt Ratio of the Company would be less than or equal to 3.5 to 1.0; and

(c) after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v), (vii), (viii), (ix), (xi), (xiii), (xiv), (xv), (xvi) and (xviii) of the next succeeding paragraph), shall not exceed the sum (without duplication) of

(1) 50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from the beginning of the first full fiscal quarter during which the Issue Date occurs and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment, plus

(2) 100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the initial issuance of the notes either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Restricted Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests (other than, in each case, (x) Capital Interests or Debt sold to a Subsidiary of the Company and (y) Excluded Contributions and contributions from the issuance of Designated Preferred Stock), plus

(3) an amount equal to the sum of (I) 100% of the aggregate net proceeds (including fair market value of property other than cash that would constitute Eligible Cash Equivalents) received by the Company or any Restricted Subsidiary (A) from any sale or other disposition of any Investment (other than a Permitted Investment) in any Person (including an Unrestricted Subsidiary) made by the Company and its Restricted Subsidiaries and (B) representing the return of capital or principal (excluding dividends and distributions otherwise included in the calculation of Consolidated Net

Income) with respect to such Investment, and (II) the portion (proportionate to the Company’s equity interest in an Unrestricted Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that, in the case of item (II), the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary.

Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries may take the following actions, provided that, in the case of clauses (iv), (vi), (vii), (viii), (x), (xi), (xii) or (xvii) immediately after giving effect to such action, no Default or Event of Default has occurred and is continuing:

(i) the payment of any dividend on Capital Interests in the Company or a Restricted Subsidiary within 60 days after declaration thereof if at the declaration date such payment would not have been prohibited by the foregoing provisions of this covenant;

(ii) the retirement of any Qualified Capital Interests of the Company by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other Qualified Capital Interests of the Company;

(iii) the redemption, defeasance, repurchase or acquisition or retirement for value of any Debt of the Company or a Guarantor that is subordinate in right of payment to the notes or the applicable Note Guarantee out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) new subordinated Debt of the Company or such Guarantor, as the case may be, Incurred in accordance with the Indenture or (y) of Qualified Capital Interests of the Company;

(iv) the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company or any direct or indirect parent of the Company (or any payments to a direct or indirect parent company of the Company for the purposes of permitting any such repurchase) held by employees or former employees of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or pursuant to the terms of any agreement under which such Capital Interests were issued; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $2.0 million in any calendar year, provided that any unused amounts in any calendar year may be carried forward to one or more future periods; provided, further, that the aggregate amount of repurchases made pursuant to this clause (iv) may not exceed $4.0 million in any calendar year; provided, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualified Capital Interests (excluding Designated Preferred Stock, Excluded Contributions and Redeemable Capital Interests) of the Company or any direct or indirect parent company of the Company (to the extent contributed to the Company) to employees of the Company and its Restricted Subsidiaries that occurs after the Issue Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of this covenant; plus

(B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date;

(provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year and, to the extent any payment described under this clause (iv) is made by delivery of Debt and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Debt makes payments with respect to such Debt);

(v) repurchase of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities;

(vi) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Redeemable Capital Interests) issued after the Issue Date and the declaration and payment of dividends to any direct or indirect parent entity of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Redeemable Capital Interests) of any direct or indirect parent company of the Company issued after the Issue Date, the proceeds of which were contributed to the Company; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would have had a Consolidated Fixed Charge Coverage Ratio of at least 2.25 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (vi) does not exceed the net cash proceeds actually received by the Company from the sale of such Designated Preferred Stock (other than Redeemable Capital Interests) issued after the Issue Date;

(vii) the payment of dividends on the Company’s common stock (or the payment of dividends to any direct or indirect parent of the Company to fund the payment by any direct or indirect parent of the Company of dividends on such entity’s common stock) of up to 6.0% per annum of the net proceeds received by the Company from any public offering of common stock or contributed to the Company by any direct or indirect parent of the Company from any public offering of common stock;

(viii) the payment of intercompany Debt, the Incurrence of which was permitted pursuant to the covenant described under “—Limitation on Incurrence of Debt”;

(ix) cash payment, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Interests of the Company or a Restricted Subsidiary;

(x) the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Company or any Restricted Subsidiary issued or Incurred in compliance with the covenant described above under “—Limitation on Incurrence of Debt” to the extent such dividends are included in the definition of Consolidated Fixed Charges;

(xi) Restricted Payments that are made with any Excluded Contribution;

(xii) upon the occurrence of a Change of Control or an Asset Sale, the defeasance, redemption, repurchase or other acquisition of any subordinated Debt pursuant to provisions substantially similar to those described under “—Change of Control” and “—Limitation on Asset Sales” at a purchase price not greater than 101% of the principal amount thereof (in the case of a Change of Control) or 100% of the principal amount thereof (in the case of an Asset Sale), plus any accrued and unpaid interest thereon; provided that prior to or contemporaneously with such defeasance, redemption, repurchase or other acquisition, the Company has made an Offer to Purchase with respect to the notes and has repurchased all notes validly tendered for payment and not withdrawn in connection therewith;

(xiii) other Restricted Payments not in excess of $15.0 million in the aggregate;

(xiv) the declaration and payment of dividends to, or the making of loans to any direct or indirect parent company of the Company required for it to pay:

(a) federal, state and local income taxes to the extent such income taxes are directly attributable to the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent directly attributable to the income of such Unrestricted Subsidiaries; provided, however, that in each case, the amount of such payments in any fiscal year does not exceed the amount that the Company and the Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year if the Company and the Restricted Subsidiaries had paid such taxes on a stand-alone basis;

(b) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent entity of the Company to the extent such salaries, bonuses and other benefits are directly attributable to the ownership or operation of the Company and the Restricted Subsidiaries; and

(c) general corporate overhead expenses (including professional and administrative expenses) and franchise taxes and other fees, taxes and expenses required to maintain its corporate existence to the extent such expenses are directly attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

provided, however, that the aggregate amount of any payments made pursuant to clauses (b) and (c) above shall not exceed $1.0 million in any fiscal year;

(xv) any Restricted Payments made in connection with the consummation of the Transactions (as defined in the Offering Memorandum), including any payments or loans made to any direct or indirect parent to enable it to make such payments;

(xvi) the payment of fees and expenses in connection with a Qualified Receivables Transaction;

(xvii) any Restricted Payment to any direct or indirect parent company of the Company to pay interest when due and principal at its stated maturity with respect to the Seller Note; and

(xviii) payments pursuant to the Management Agreement as in effect on the Issue Date and reasonable related expenses.

If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Board of Directors of the Company, would be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustment made in good faith to the Company’s financial statements affecting Consolidated Net Income.

If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this “Limitation on Restricted Payments” covenant, in each case to the extent such Investments would otherwise be so counted.

If the Company or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of an Investment in accordance with the “Limitation on Asset Sales” covenant, which Investment was originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of “Restricted Payments,” the aggregate amount expended or declared for all Restricted Payments shall be reduced by the lesser of (i) the Net Cash Proceeds from the transfer, conveyance, sale, lease or other disposition of such Investment or (ii) the amount of the original Investment, in each case, to the extent originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of “Restricted Payments.”

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

By way of clarification, while payments under the Management Agreement are not prohibited by the covenant described above under “—Limitation on Restricted Payments,” any payments made pursuant to the Management Agreement will reduce Consolidated Net Income and thereby reduce the amount available for Restricted Payments pursuant to clause (c)(1) of the first paragraph under this “Limitation on Restricted Payments” covenant.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to enter into, create, incur, assume or suffer to exist any Liens of any kind, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom without securing the notes and all other amounts due under the Indenture (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien.

Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the Indenture, law, rules or regulation) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests owned by the Company or any Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary thereof or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary.

However, the preceding restrictions will not apply to the following encumbrances or restrictions existing under or by reason of:

(a) any encumbrance or restriction in existence on the Issue Date, including those required by the Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof;

(b) any encumbrance or restriction pursuant to an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(c) any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(d) any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (c), so long as the encumbrances and restrictions contained in any such refinancing agreement are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Board of Directors of the Company;

(e) customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

(f) any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien on such assets or property;

(g) any encumbrance or restriction by reason of applicable law, rule, regulation or order;

(h) any encumbrance or restriction under the Indenture, the notes and the Note Guarantees;

(i) any encumbrance or restriction under the sale of assets, including, without limitation, any agreement for the sale or other disposition of a subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(j) restrictions on cash and other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(k) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into the ordinary course of business;

(l) any instrument governing Debt or Capital Stock of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Debt, such Debt was permitted by the terms of the Indenture to be incurred;

(m) purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property so acquired of the nature described in clause (iii) of the first paragraph hereof;

(n) Debt of (A) the Company or (B) any Restricted Subsidiary of the Company, in each case that (x) is Incurred subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Debt” and (y) an officer reasonably and in good faith determines at the time such Debt is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially adversely affect the Company’s ability to satisfy its obligations under the notes and the Indenture and any other Debt that is an obligation of the Company;

(o) customary provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements otherwise permitted by the Indenture entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

(p) any Non-Recourse Receivable Subsidiary Indebtedness or other contractual requirements of a Receivable Subsidiary that is a Restricted Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivable Subsidiary or the receivables and related assets described in the definition of Qualified Receivables Transaction which are subject to such Qualified Receivables Transaction.

Nothing contained in this “Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries” covenant shall prevent the Company or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries Incurred in accordance with the Indenture.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Eligible Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion; and

(c) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $20.0 million and (y) 4.0% of the Company’s total tangible assets at the time of receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option:

(1) to permanently repay Debt under the Credit Agreement and, if the Obligation repaid is revolving credit Debt, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3) to make a capital expenditure in or that is used or useful in a Permitted Business;

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(5) any combination of the foregoing.

Notwithstanding the foregoing provisions of this paragraph, if during the 360-day period described in this paragraph, the Company or a Restricted Subsidiary enters into a binding agreement committing it to apply such Net Cash Proceeds of any Asset Sale in the manner described in clauses (1)-(5) above of this paragraph, such 360-day period will be extended with respect to the amount of Net Cash Proceeds so committed until such Net Cash Proceeds are required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement) but such extension will in no event be for a period longer than 180 days.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, within thirty days thereof, the Company will make an Offer to Purchase to all Holders of notes and Additional Notes, and to all holders of other Debt ranking pari passu with the notes containing provisions similar to those set forth in the Indenture with respect to assets sales, equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and Additional Notes and other pari passu tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the notes and such Additional Notes to be purchased on a pro rata basis. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Pending the final application of any Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest and use such Net Cash Proceeds in any manner that is not prohibited by the Indenture.

Limitation on Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of related transactions, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $1.0 million, unless:

(i) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable arm’s length transaction by the Company or such Restricted Subsidiary with an unaffiliated party; and

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above; and

(iii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, the Company must obtain a written opinion of a nationally recognized investment banking, accounting or appraisal firm (an “Independent Financial Advisor”) stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view.

The foregoing limitation does not limit, and shall not apply to:

(1) Restricted Payments that are permitted by the provisions of the Indenture described above under “—Limitation on Restricted Payments” and Permitted Investments permitted under the Indenture;

(2) the payment of reasonable and customary fees and indemnities to members of the Board of Directors of the Company or a Restricted Subsidiary who are outside directors;

(3) the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to officers and employees of the Company or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith;

(4) transactions between or among the Company and/or its Restricted Subsidiaries;

(5) the issuance of Capital Interests (other than Redeemable Capital Interests) of the Company otherwise permitted hereunder;

(6) any agreement or arrangement as in effect on the Issue Date (other than the Management Agreement) and any amendment or modification thereto so long as such amendment or modification is not more disadvantageous to the holders of the notes in any material respect.

(7) transactions in which the Company delivers to the Trustee a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Company and any relevant Restricted Subsidiaries;

(8) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (8) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the notes in any material respect as determined in good faith by the Board of Directors of the Company;

(9) the Transactions as described in the Offering Memorandum and the payment of all fees and expenses in connection therewith;

(10) any contribution of capital to the Company;

(11) transactions permitted by, and complying with, the provisions of the Indenture described below under “—Consolidation, Merger, Conveyance, Transfer or Lease”;

(12) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and consistent with past practice and on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Company;

(13) the payment to the Permitted Holders and any of their affiliates of annual management, consulting, monitoring and advisory fees pursuant to the Management Agreement in an aggregate amount not to exceed $5.0 million per year and reasonable related expenses; and

(14) transactions effected as part of a Qualified Receivables Transaction.

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(i) the consideration received in such Sale and Leaseback Transaction is at least equal to the fair market value of the property sold, as determined by a board resolution of the Board of Directors of the Company or by an Officers’ Certificate,

(ii) prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with the “Limitation on Incurrence of Debt” covenant contained herein, and

(iii) at or after such time the Company and such Restricted Subsidiary also comply with the “Limitation on Asset Sales” covenant contained herein.

Provision of Financial Information

So long as any notes are outstanding (unless defeased in a legal defeasance), the Company will have its annual financial statements audited, and its interim financial statements reviewed, by a nationally recognized firm of independent accountants and will furnish to the Holders of notes, all quarterly and annual financial statements in the form included in the Offering Memorandum prepared in accordance with GAAP that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company was required to file those Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; provided, however, that such information and such reports shall not be required to comply with: (i) Sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002, and related Items 307 and 308 of Regulation S-K; (ii) Regulation G under the Exchange Act or Item 10(e) of Regulations S-K promulgated by the SEC with respect to any non-GAAP financial measures contained therein; (iii) Section 3-10 of Regulation S-X so long as such financial statements provide substantially similar information with respect to non-guarantors as provided in the Offering Memorandum or (iv) any segment reporting requirements (whether pursuant to GAAP or Regulation S-X) in greater detail than is provided in the Offering Memorandum. Any reports on Form 10-Q shall be provided within 45 days after the end of each of the first three fiscal quarters and annual reports on Form 10-K shall be provided within 90 days after the end of each fiscal year; provided, however, that (a) with respect to the fiscal quarters ended June 30, 2006 and September 30, 2006, such reports (x) shall be provided within 60 days of the end of such fiscal quarter and (y) need not be reviewed by a nationally recognized firm of independent accountants prior to release to the Holders and (b) with respect to the annual report for the year ended December 31, 2006, such report shall be provided within 105 days of the end of such fiscal year. To the extent that the Company does not file such information with the Securities and Exchange Commission (the “Commission”), the Company will distribute (or cause the Trustee to distribute) such information and such reports (as well as the details regarding the conference call described below) electronically to (a) any Holder of the notes, (b) to any beneficial owner of the notes, who provides their email address to the Company and certifies that they are a beneficial owner of notes, (c) to any prospective investor who provides their email address to the Company and certifies that they are a Qualified Institutional Buyer (as defined in the Securities Act of 1933, as amended (the “Securities Act”)) or (d) any securities analyst who provides their email address to the Company and certifies that they are a securities analyst. Unless the Company is subject to the reporting requirements of the Exchange Act, the Company will also hold a quarterly conference call for the Holders of the notes to discuss such financial information. The conference call will not be later than five business days from the time that the Company distributes the financial information as set forth above.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent that any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries would (but for its or their being designated as an Unrestricted Subsidiary or Subsidiaries) constitute a Significant Subsidiary or Subsidiaries, the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Following the consummation of the Exchange Offer (as defined in the Registration Rights Agreement), whether or not required by the Commission, the Company will file a copy of all of the information and reports that would be required by the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any parent of the Company becomes a Guarantor or co-obligor of the notes, the Indenture will permit the Company to satisfy its obligations under this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that, if required by Regulation S-X under the Securities Act, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Subsidiary Guarantors, if any, and the other Subsidiaries of the Company on a standalone basis, on the other hand.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the Holders if it or any parent of the Company has filed such reports with the Commission via the EDGAR filing system and such reports are publicly available. In addition, such requirements shall be deemed satisfied prior to the commencement of the Exchange Offer or the effectiveness of the Shelf Registration Statement (as defined in the Registration Rights Agreement) by the filing with the Commission of the Exchange Offer Registration Statement (as defined in the Registration Rights Agreement) and/or Shelf Registration Statement in accordance with the provisions of the Registration Rights Agreement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant.

Additional Note Guarantees

The Company will cause each of its Restricted Subsidiaries (other than Receivables Subsidiaries) that

(a) guarantees any Debt of the Company or any of its Domestic Restricted Subsidiaries; or

(b) Incurs any Debt pursuant to clause (i) of the definition of “Permitted Debt” or not permitted by the covenant described under “—Limitation on Incurrence of Debt,”

to guarantee the notes.

Each Guarantee by a Restricted Subsidiary will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Limitation on Creation of Unrestricted Subsidiaries

The Company may designate any Subsidiary of the Company to be an “Unrestricted Subsidiary” as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

“Unrestricted Subsidiary” means:

(1) any Subsidiary designated as such by the Board of Directors of the Company as set forth below where (a) neither the Company nor any of its Restricted Subsidiaries (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt, but excluding in the case of a Receivables Subsidiary any Standard Securitization Undertakings) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary (except in the case of a Receivables Subsidiary any Standard Securitization Undertakings), and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any Holder of any other Debt of the Company and its Restricted Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity (except in the case of a Receivables Subsidiary any Standard Securitization Undertakings); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Interests of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Company, provided that either:

(x) the Subsidiary to be so designated has total assets of $1,000 or less; or

(y) immediately after giving effect to such designation, either (x) the Company could Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the first paragraph under the “Limitation on Incurrence of Debt” covenant or (y) the Consolidated Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than the Consolidated Fixed Charge Coverage Ratio immediately prior to such designation; and provided further that the Company could make a Restricted Payment in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary pursuant to the “Limitation on Restricted Payments” covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder.

An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the “Limitation on Incurrence of Debt” covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the “Limitation on Liens” covenant.

Consolidation, Merger, Conveyance, Transfer or Lease

The Company will not in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Company in which the Company is the continuing Person or the merger of a Restricted Subsidiary into or with another Restricted Subsidiary or another Person that as a result of such transaction becomes or merges into a Restricted Subsidiary), or transfer all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

(i) either: (a) the Company shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Company (such Person, the “Surviving Entity”), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia and (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of (and premium, if any) and interest on all the notes and the performance of the covenants and obligations of the Company under the Indenture; provided that at any time the Company or its successor is not a corporation, there shall be a co-issuer of the notes that is a corporation;

(ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(iii) immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, either (x) the Company (or the Surviving Entity if the Company is not continuing) could Incur $1.00 of additional Debt (other than Permitted Debt) under the first paragraph of the “Limitation on Incurrence of Debt” covenant or (y) the Consolidated Fixed Charge Coverage Ratio for the Surviving Entity and its Restricted Subsidiaries would be greater than the Consolidated Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; and

(iv) the Company delivers, or causes to be delivered, to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture.

The preceding clause (iii) will not prohibit:

(a) a merger between the Company and a Restricted Subsidiary that is a wholly owned Subsidiary of the Company; or

(b) a merger between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a corporation organized under the laws of the United States or any political subdivision or state thereof;

so long as, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby.

For all purposes of the Indenture and the notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, conditions described in the immediately preceding paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company, under the Indenture with the same effect as if such Surviving Entity had been named as the Company therein; and when a Surviving Person duly assumes all of the obligations and covenants of the Company pursuant to the Indenture and the notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

Limitation on Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Events of Default

Each of the following is an “Event of Default” under the Indenture:

(1) default in the payment in respect of the principal of (or premium, if any, on) any note at its maturity (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2) default in the payment of any interest upon any note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3) failure to perform or comply with the Indenture provisions described under “Consolidation, Merger, Conveyance, Transfer or Lease”;

(4) except as permitted by the Indenture, any Note Guarantee of a Significant Subsidiary shall for any reason cease to be, or it shall be asserted by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

(5) default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in the Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1), (2) (3) or (4) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding notes;

(6) a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the notes) by the Company or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $15.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or shall constitute a failure to pay at least $15.0 million of such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

(7) the entry against the Company or any Restricted Subsidiary that is a Significant Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $15.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days; or

(8) certain events in bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary.

If an Event of Default (other than an Event of Default specified in clause (8) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal of the notes and any accrued interest on the notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the notes, have been cured or waived as provided in the Indenture.

In the event of a declaration of acceleration of the notes solely because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the notes.

If an Event of Default specified in clause (8) above occurs with respect to the Company, the principal of and any accrued interest on the notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see “—Amendment, Supplement and Waiver.” The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the interests of the Holders to do so.

No Holder of any note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a note for enforcement of payment of the principal of (and premium, if any) or interest on such note on or after the respective due dates expressed in such note.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any default in such performance. The Company also is required to notify the Trustee if they become aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

Without the consent of any Holders, the Company, the Guarantors and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the notes;

(2) to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

(3) to add additional Events of Default;

(4) to provide for uncertificated notes in addition to or in place of the certificated notes;

(5) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

(6) to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

(7) to add a Guarantor or to release a Guarantor in accordance with the Indenture;

(8) to cure any ambiguity, defect or inconsistency;

(9) to make any other provisions with respect to matters or questions arising under the Indenture, provided that such actions pursuant to this clause shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company; or

(10) to conform the text of the Indenture or the notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture or the notes.

With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding notes, the Company, the Guarantors and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or the notes or of modifying in any manner the rights of the Holders of the notes under the Indenture, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding note affected thereby:

(1) change the Stated Maturity of any note or of any installment of interest on any note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any notes may be subject to redemption or reduce the Redemption Price therefor,

(2) reduce the percentage in aggregate principal amount of the outstanding notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture,

(3) modify the obligations of the Company to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales if such modification was done after the occurrence of such Change of Control or such Asset Sale,

(4) subordinate, in right of payment, the notes to any other Debt of the Company,

(5) modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding note affected thereby, or

(6) release any Guarantees required to be maintained under the Indenture (other than in accordance with the terms of the Indenture).

The Holders of not less than a majority in aggregate principal amount of the outstanding notes may on behalf of the Holders of all the notes waive any past default under the Indenture and its consequences, except a default:

(1) in any payment in respect of the principal of (or premium, if any) or interest on any notes (including any note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company), or

(2) in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding note affected.

Satisfaction and Discharge of the Indenture; Defeasance

The Company and the Guarantors may terminate the obligations under the Indenture when:

(1) either: (A) all notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year (a “Discharge”) under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

(2) the Company has paid or caused to be paid all other sums then due and payable under the Indenture by the Company;

(3) the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be; and

(5) the Company has delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

The Company may elect, at its option, to have its obligations discharged with respect to the outstanding notes (“defeasance”). Such defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

(1) the rights of Holders of such notes to receive payments in respect of the principal of and any premium and interest on such notes when payments are due,

(2) the Company’s obligations with respect to such notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee,

(4) the Company’s right of optional redemption, and

(5) the defeasance provisions of the Indenture.

In addition, the Company may elect, at its option, to have its obligations released with respect to certain covenants, including, without limitation, their obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control, in the Indenture (“covenant defeasance”) and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either defeasance or covenant defeasance with respect to outstanding notes:

(1) the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of the Indenture and such notes;

(2) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

(3) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

(4) no Default or Event of Default with respect to the outstanding notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing) or, in the case of defeasance, either: (A) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, based upon existing precedents, if the matter were properly briefed, assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 93rd day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 93rd day following the deposit, a court should hold that the deposit of monies and/or U.S. government obligations as provided in clause (1) would not constitute a preference voidable under Section 547 or 548 of the federal bankruptcy laws; or (B) no Default or Event of Default relating to bankruptcy or insolvency shall have occurred and be continuing at any time on or prior to the 93rd day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 93rd day);

(5) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all notes are in default within the meaning of such Act);

(6) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than the Indenture) to which the Company is a party or by which the Company is bound; and

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

In the event of a defeasance or a Discharge, a Holder whose taxable year straddles the deposit of funds and the distribution in redemption to such Holder would be subject to tax on any gain (whether characterized as capital gain or market discount) in the year of deposit rather than in the year of receipt. In connection with a Discharge, in the event the Company becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the notes may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of the bankruptcy code and monies disbursed to Holders may be subject to disgorgement in favor of the Company’s estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with defeasance.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a defeasance need not to be delivered if all notes not therefore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable at Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

The Trustee

The Bank of New York, the Trustee under the Indenture, is the initial paying agent and registrar for the notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the continuance of an Event of Default or during the existence of an Event of Default that has not been cured or waived, the Trustee will exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The Indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any “conflicting interest” (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

No Personal Liability of Stockholders, Partners, Officers or Directors

No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the notes, any Note Guarantee or the Indenture by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator.

Governing Law

The Indenture and the notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Registration Rights; Additional Interest

The following description is a summary of the material provisions of the Registration Rights Agreement. It does not restate that agreement in its entirety. The Registration Rights Agreement should be read in its entirety because it, and not this description, defines the registration rights of Holders of the notes. A copy of the Registration Rights Agreement is available from the Company upon request.

The Company, the Guarantors and the Initial Purchasers entered into the Registration Rights Agreement on the Issue Date. Pursuant to the Registration Rights Agreement, the Company and the Guarantors agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes (as defined in the Registration Rights Agreement). Upon the effectiveness of the Exchange Offer Registration Statement, the Company and the Guarantors will offer to the Holders of notes pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their notes for Exchange Notes.

If:

(1) the Company and the Guarantors are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

(2) any Holder of notes notifies the Company prior to the 20th day following consummation of the Exchange Offer that:

(a) it is prohibited by law or Commission policy from participating in the Exchange Offer; or

(b) it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker dealer and owns notes acquired directly from the Company or an affiliate of the Company,

the Company and the Guarantors will promptly (but in no event prior to 270 days from the Issue Date) file with the Commission a Shelf Registration Statement to cover resales of the notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

The Company and the Guarantors will use their commercially reasonable efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

The Registration Rights Agreement provides that:

(1) the Company and the Guarantors will use their commercially reasonable efforts to file an Exchange Offer Registration Statement with the Commission on or prior to the date that is 270 days after the Issue Date (such date, the “Filing Date”);

(2) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company and the Guarantors will:

(a) commence the Exchange Offer; and

(b) issue Exchange Notes in exchange for all notes tendered prior thereto in the Exchange Offer;

and

(3) if obligated to file the Shelf Registration Statement, the Company and the Guarantors will file the Shelf Registration Statement with the Commission on or prior to 90 days after such filing obligation arises (but in no event prior to 270 days from the Issue Date) and use their commercially reasonable efforts to cause the Shelf Registration (as defined in the Registration Rights Agreement) to be declared effective by the Commission on or prior to 180 days after such filing obligation arises.

If:

(1) the Company and the Guarantors fail to file any of the registration statements required by the Registration Rights Agreement on or before the Filing Date; or

(2) the Company and the Guarantors fail to consummate the Exchange Offer within 390 days of the Issue Date with respect to the Exchange Offer Registration Statement; or

(3) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges of notes during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (1) through (3) above, a “Registration Default”), then the Company and the Guarantors will pay Additional Interest to each Holder of notes, with respect to the first 90 day period immediately following the occurrence of the first Registration Default in an amount equal to one quarter of one percent (0.25%) per annum on the principal amount of notes held by such Holder. The amount of the Additional Interest will increase by an additional one quarter of one percent (0.25%) per annum on the principal amount of notes with respect to each subsequent 90 day period until all Registration Defaults have been cured, up to a maximum amount of Additional Interest for all Registration Defaults of 1.0% per annum.

Following the cure of all Registration Defaults, the accrual of Additional Interest will cease.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

“Acquired Debt” means Debt of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

“Additional Interest” means all additional interest owing on the notes pursuant to the Registration Rights Agreement.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing. For purposes of the “Limitation on Transactions with Affiliates” covenant, any Person directly or indirectly owning 10% or more of the outstanding Capital Interests of the Company and any Person who is a Permitted Holder will be deemed an Affiliate.

“Applicable Premium” means, with respect to any note on any applicable redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of the note; and

(2) the excess of:

(a) the present value at such redemption date of (i) the Redemption Price of the note at September 1, 2011 (such Redemption Price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through September 1, 2011 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of the note.

“Asset Acquisition” means:

(a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

(b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business and consistent with past practices.

“Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

(i) Capital Interests in another Person (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law);

(ii) any other property or assets (other than in the normal course of business, including any sale or other disposition of obsolete or permanently retired equipment);

provided, however, that the term “Asset Sale” shall exclude:

(a) any asset disposition permitted by the provisions described under “Consolidation, Merger, Conveyance, Lease or Transfer” that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

(b) any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions $1.0 million;

(c) sales or other dispositions of cash or Eligible Cash Equivalents;

(d) sales of Unrestricted Subsidiaries;

(e) the sale and leaseback of any assets within 90 days of the acquisition thereof;

(f) the disposition of equipment no longer used in the business of such entity;

(g) a Restricted Payment or Permitted Investment that is otherwise permitted by the Indenture;

(h) any trade-in of equipment in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment having a fair market value equal to or greater than the equipment being traded in;

(i) any exchange of assets for assets related to a Similar Business to the extent of comparable or better market value, as determined in good faith by the Company, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $2.0 million shall be evidenced by an Officers’ Certificate, and (2) $10.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Company;

(j) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(k) leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries;

(l) any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary that is a Guarantor;

(m) foreclosures on assets not otherwise resulting in a Default or Event of Default;

(n) dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business and consistent with past practice;

(o) licensing of intellectual property in accordance with industry practice in the ordinary course of business and consistent with past practice;

(p) any transfer of accounts receivable, or a fractional undivided interest therein, by a Receivable Subsidiary in a Qualified Receivables Transaction; or

(q) sales of accounts receivable to a Receivable Subsidiary pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof; including cash in an amount at least equal to 75% of the Fair Market Value thereof (for the purposes of this clause (q), Purchase Money Notes will be deemed to be cash).

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Attributable Debt” under the Indenture in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may be extended).

“Average Life” means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Board of Directors” means (i) with respect to the Company or any Restricted Subsidiary, its board of directors or any duly authorized committee thereof; (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

“Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Change of Control” means the occurrence of any of the following events:

(a) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the ultimate “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (a) such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Company; or

(b) after the consummation of an initial public offering, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors or whose nomination for election by the equityholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company’s Board of Directors then in office; or

(c) the Company sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of its assets to, or merges or consolidates with, a Person other than (x) a Restricted Subsidiary of the Company or (y) a Successor Entity in which a majority or more of the voting power of the Voting Interests is held by the Permitted Holders.

“Code” means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

“Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

“Company” means PNA Group, Inc. and any successor thereto.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to any person for any period:

(i) the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

(a) Consolidated Net Income;

(b) Consolidated Non-cash Charges;

(c) Consolidated Interest Expense to the extent the same was deducted in computing Consolidated Net Income;

(d) Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses);

(e) facility closure and severance costs and charges;

(f) impairment charges, including the write-down of Investments;

(g) restructuring expenses and charges;

(h) acquisition integration expenses and charges to the extent incurred prior to the Issue Date;

(i) any expenses or charges related to any equity offering, Permitted Investment, recapitalization or Debt permitted to be Incurred by the Indenture (whether or not successful) or related to this offering of the notes; and

(ii) less non-cash items increasing Consolidated Net Income for such period, other than (a) the accrual of revenue consistent with past practice, and (b) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect (i) to the cost of any compensation, remuneration or other benefit paid or provided to any employee, consultant, Affiliate, equity owner of the entity involved in any such Asset Acquisition to the extent such costs are eliminated or reduced (or public announcement has been made of the intent to eliminate or reduce such costs) prior to the date of such calculation and not replaced; and (ii) on a pro forma basis for the period of such calculation to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) occurring during the Four-Quarter Period or any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence or assumption of any such Acquired Indebtedness), investment, merger, consolidation or disposed operation occurred on the first day of the Four-Quarter Period.

For purposes of this definition, pro forma calculations shall be made in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, except that such pro forma calculations may also include operating expense reductions for such period resulting from the Asset Sale or other disposition or Asset Acquisition, investment, merger, consolidation or operation (as determined in accordance with GAAP) for which pro forma effect is being given that (A) have been realized or (B) for which steps have been taken or are reasonably expected to be taken within six months of the date of such transaction and are supportable and quantifiable and, in each case, including, but not limited to, (a) reduction in personnel expenses, (b) reduction of costs related to administrative functions, (c) reduction of costs related to leased or owned properties and (d) reductions from the consolidation of operations and streamlining of corporate overhead, provided that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the Company’s chief financial or similar officer that states (i) the amount of such adjustment or adjustments and (ii) in the case of item (B) above, that such adjustment or adjustments are based on the reasonable good faith belief of the Officer executing such Officers’ Certificate at the time of such execution.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(i) interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect on the Transaction Date; and

(ii) if interest on any Debt actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Debt.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

(i) Consolidated Interest Expense; and

(ii) the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Consolidated Income Tax Expense” means, with respect to any Person for any period, (x) if such Person is not a corporation, the Permitted Tax Payments of such Person for such period or (y) if such Person is a corporation, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(i) the interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

(a) any amortization of debt discount;

(b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts);

(c) the interest portion of any deferred payment obligation;

(d) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptance financing or similar activities; and

(e) all accrued interest;

(ii) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP;

(iii) all capitalized interest of such Person and its Restricted Subsidiaries for such period; and

(iv) less interest income of such Person and its Restricted Subsidiaries for such period;

provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write off of debt issuance costs and deferred financing fees, commissions, fees and expenses and (II) any expensing of bridge commitment and other financing fees.

“Consolidated Net Income” means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent including in calculating such net income, by excluding, without duplication:

(i) all extraordinary or nonrecurring gains or losses (net of fees and expense relating to the transaction giving rise thereto) income, expenses or charges;

(ii) the portion of net income of such Person and its Restricted Subsidiaries allocable to minority interest in unconsolidated Persons or Investments in Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Restricted Subsidiaries;

(iii) gains or losses in respect of any Asset Sales by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

(iv) the net income (loss) from any disposed or discontinued operations or any net gains or losses on disposed or discontinued operations, on an after-tax basis;

(v) solely for purposes of determining the amount available for Restricted Payments under clause (c) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the net income of any Restricted Subsidiary (other than a Guarantor) or such Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders;

(vi) any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(vii) any fees and expenses paid in connection with the issuance of the notes;

(viii) non-cash compensation expense incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary;

(ix) any net after-tax gains or losses attributable to the early extinguishment of Debt;

(x) any non-cash impairment charges or asset write-off or write-down resulting from the application of Statement of Financial Accounting Standards No. 142 or Statement of Financial Accounting Standards No. 144, and the amortization of intangibles arising pursuant to Statement of Financial Accounting Standards No. 141; and

(xi) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss and excluding any such charges constituting an extraordinary item or loss or any charge which requires an accrual of or a reserve for cash charges for any future period).

“Consolidated Total Debt Ratio” means, as of any date of determination, the ratio of (a) the Consolidated Total Net Debt of the Company and its Restricted Subsidiaries on the date of determination to (b) the aggregate amount of Consolidated Cash Flow Available for Fixed Charges for the then most recent Four Quarter Period, in each case with such pro forma adjustments to Consolidated Total Net Debt and Consolidated Cash Flow Available for Fixed Charges as are consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“Consolidated Total Net Debt” means, as of any date of determination, an amount equal to the aggregate principal amount of all outstanding Debt of the Company and its Restricted Subsidiaries (excluding Hedging Obligations and any undrawn letters of credit issued in the ordinary course of business) less the amount of cash and Eligible Cash Equivalents that would be stated on the consolidated balance sheet of the Company as of such date of determination.

“Credit Agreement” means the Company’s Senior Secured Revolving Credit Facility, dated as of May 9, 2006, among the Company, the Lenders party thereto, Bank of America, N.A. as agent and Banc of America Securities LLC as the sole lead arranger and book manager, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, refinanced, refunded or replaced in whole or in part from time to time.

“Currency Hedge Obligations” means the obligations of a Person Incurred pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person’s exposure to fluctuations in foreign currency exchange rates on Debt permitted under the Indenture.

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, and whether or not contingent, the following: (i) all indebtedness of such Person for money borrowed, excluding any trade payables, other current liabilities incurred in the normal course of business and any liability for federal, state or local income taxes or other taxes owed by such Person; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all obligations of such Person with respect to letters of credit (other than letters of credit for workers’ compensation or similar obligations that are secured by cash obligations), bankers’ acceptances or similar facilities issued for the account of such Person; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets); (v) all Capital Lease Obligations of such Person; (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination; (vii) any Swap Contracts and Currency Hedge Obligations of such Person at the time of determination; (viii) Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and (ix) all obligations of the types referred to in clauses (i) through (viii) of this definition of another Person and all dividends and other distributions of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt, dividends or other distributions. For purposes of the foregoing: (a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (ix)(A) above shall be the maximum liability under any such Guarantee; (d) the amount of any Debt described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; (e) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Debt” will exclude (x) customary indemnification obligations and (y) post—closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of any noncash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Designated Preferred Stock” means Preferred Interests of the Company or any direct or indirect parent company of the Company, as applicable (other than Redeemable Capital Interests), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Disinterested Director” means, with respect to any proposed transaction between (i) the Company or a Restricted Subsidiary, as applicable, and (ii) an Affiliate thereof (other than the Company or a Restricted Subsidiary), a member of the Board of Directors of the Company or such Restricted Subsidiary, as applicable, who would not be a party to, or have a financial interest in, such transaction and is not an officer, director or employee of, and does not have a financial interest in, such Affiliate. For purposes of this definition, no person would be deemed not to be a Disinterested Director solely because such person holds Capital Interests in the Company or is an employee of the Company.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary that is formed or otherwise incorporated in the United States or a State thereof or the District of Columbia.

“Eligible Bank” means a bank or trust company that (i) is organized and existing under the laws of the United States of America or Canada, or any state, territory, province or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500.0 million and (iii) the senior Debt of which is rated at least “A-2” by Moody’s or at least “A” by Standard & Poor’s.

“Eligible Cash Equivalents” means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank, provided that such Investments have a maturity date not more than two years after date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from Standard & Poor’s or A-2 from Moody’s (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company, provided that such Investments have one of the two highest ratings obtainable from either Standard & Poor’s or Moody’s and mature within 180 days after the date of acquisition; (vi) overnight and demand deposits in and bankers’ acceptances of any Eligible Bank and demand deposits in any bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi); and (viii) instruments equivalent to those referred to in clauses (i) through (vi) above or funds equivalent to those referred to in clause (vii) above denominated in Euros or any other foreign currency comparable in credit quality and tender to those referred to in such clauses and customarily used by corporations for cash management purposes in jurisdictions outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction, all as determined in good faith by the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Contribution” means net cash proceeds received by the Company and its Restricted Subsidiaries from:

(1) contributions to its common equity capital (or equivalent); and

(2) the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any Subsidiary) of Capital Interests (other than Redeemable Capital Interests or Designated Preferred Stock) of the Company,

in each case, designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contribution is made or such Capital Stock is sold, as the case may be, which amounts shall be excluded from the calculation set forth in clause (c) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Expiration Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Board of Directors. In the case of a transaction between the Company or a Restricted Subsidiary, on the one hand, and a Receivable Subsidiary, on the other hand, if the Board of Directors determines in its sole discretion that such determination is appropriate, a determination as to Fair Market Value may be made at the commencement of the transaction and be applicable to all dealings between the Receivable Subsidiary and the Company or such Restricted Subsidiary during the course of such transaction.

“Four Quarter Period” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“GAAP” means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the Indenture and their respective successors and assigns.

“Hedging Obligations” of any Person means the obligations of such person pursuant to any interest rate agreement, currency agreement or commodity agreement.

“Holder” means a Person in whose name a note is registered in the security register.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company. “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall not be deemed a separate Incurrence of Debt:

(1) amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms;

(3) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4) unrealized losses or charges in respect of Hedging Obligations.

“Initial Purchasers” means Banc of America Securities LLC, Citigroup Global Markets Inc., Jefferies & Company, Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the notes on the Issue Date and any similar purchase agreement in connection with any Additional Notes.

“Interest Rate Protection Agreements” means, with respect to any Person, any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Interest Rate Protection Obligations” means the obligations of any Person pursuant to any Interest Rate Protection Agreements.

“Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person or the issuance of a “keep-well” with respect thereto; and (iii) the purchase or acquisition of the business or assets of another Person; but shall exclude: (a) accounts receivable and other extensions of trade credit on commercially reasonable terms in accordance with normal trade practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the normal course of business.

“Issue Date” means August 15, 2006, the date on which the initial $250.0 million in aggregate principal amount of the notes was originally issued under the Indenture.

“Lien” means, with respect to any property or other asset, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Management Agreement” means the corporate advisory services agreement by and among the Company and the Permitted Holders as in effect on the Issue Date.

“Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

“Non-Recourse Receivable Subsidiary Indebtedness” has the meaning set forth in the definition of “Receivable Subsidiary.”

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities of any kind payable under the documentation governing any Debt.

“Offer” has the meaning set forth in the definition of “Offer to Purchase.”

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of notes within five business days after the Expiration Date. The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender notes pursuant to the Offer to Purchase. The Offer shall also state:

(1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

(2) the Expiration Date and the Purchase Date;

(3) the aggregate principal amount of the outstanding notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the “Purchase Amount”);

(4) the purchase price to be paid by the Company for each $2,000 principal amount of notes (and integral multiples of $1,000 in excess thereof) accepted for payment (as specified pursuant to the Indenture) (the “Purchase Price”);

(5) that the Holder may tender all or any portion of the notes registered in the name of such Holder and that any portion of a note tendered must be tendered in a minimum amount of $2,000 principal amount (and integral multiples of $1,000 in excess thereof);

(6) the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

(7) that, unless the Company defaults in making such purchase, any note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

(8) that, on the Purchase Date, the Purchase Price will become due and payable upon each note accepted for payment pursuant to the Offer to Purchase;

(9) that each Holder electing to tender a note pursuant to the Offer to Purchase will be required to surrender such note or cause such note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10) that Holders will be entitled to withdraw all or any portion of notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the notes the Holder tendered, the certificate number of the note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(11) that (a) if notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such notes and (b) if notes having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only notes in denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof shall be purchased); and

(12) if applicable, that, in the case of any Holder whose note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such note without service charge, a new note or notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the notes so tendered.

“Offering Memorandum” means the offering memorandum dated August 4, 2006 pursuant to which the notes were originally issued.

“Officers’ Certificate” means a certificate signed by two officers of the Company or a Guarantor, as applicable, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company or such Guarantor, as applicable.

“Permitted Business” means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Board of Directors of the Company.

“Permitted Debt” means

(i) Debt Incurred pursuant to any Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $300.0 million and (y) the sum of (A) 70% of the book value of the inventory of the Company and its Restricted Subsidiaries and (B) 90% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries (in each case, determined by the book value set forth on the consolidated balance sheet of the Company for the fiscal quarter immediately preceding the date on which such Debt is Incurred for which internal financial statements are available) and, in each case, minus (A) any amount used to permanently repay such Obligations (or permanently reduce commitments with respect thereto) pursuant to the “Limitation on Asset Sales” covenant and (B) any Qualified Receivables Transaction permitted to be incurred pursuant to clause (xxi);

(ii) Debt outstanding under the notes on the Issue Date (and any Exchange Notes pursuant to the Registration Rights Agreement) and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such notes;

(iii) Guarantees of the notes (and any Exchange Notes pursuant to the Registration Rights Agreement);

(iv) Debt of the Company or any Restricted Subsidiary outstanding at the time of the Issue Date (other than clauses (i), (ii) or (iii) above);

(v) Debt owed to and held by the Company or a Restricted Subsidiary;

(vi) Guarantees Incurred by the Company of Debt of a Restricted Subsidiary of the Company;

(vii) Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Agreement, provided that

(a) such Debt is Permitted Debt or is otherwise Incurred in accordance with the “Limitation on Incurrence of Debt” covenant and (b) such Guarantees are subordinated to the notes to the same extent as the Debt being guaranteed;

(viii) Debt incurred in respect of workers’ compensation claims, self-insurance obligations, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees provided or incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business;

(ix) Debt under Swap Contracts and Currency Hedge Obligations;

(x) Debt owed by the Company to any Restricted Subsidiary, provided that if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt and shall be deemed Incurred as Debt of the Company for purposes of the Indenture;

(xi) Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt under this clause, provided that the aggregate principal amount of such Debt outstanding at any time may not exceed $50.0 million in the aggregate;

(xii) Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Interests of a Restricted Subsidiary otherwise permitted under the Indenture;

(xiii) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Capital Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (xiii);

(xiv) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five business days of Incurrence;

(xv) Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed $35.0 million at any time outstanding, which Debt may be Incurred under a Credit Agreement;

(xvi) Acquired Debt of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that such Debt is not Incurred in contemplation of such acquisition or merger or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Debt the Company would be permitted to Incur at least $1.00 of additional Debt pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described above under “Certain Covenants—Limitation on Incurrence of Debt”;

(xvii) Refinancing Debt;

(xviii) Debt consisting of promissory notes issued by the Company or any Guarantor to current or former officers, directors and employees, their respective estates, spouses or former spouses to finance purchases or redemptions of shares of, or options to purchase shares of, common stock of the Company or any direct or indirect parent company of the Company made in reliance on clause (iv) of the second paragraph of the covenant described under “—Limitation on Restricted Payments”;

(xix) Debt of the Company or any of its Restricted Subsidiaries arising from customary cash management services or the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business and consistent with past practices; provided, however, that such Debt is extinguished within five business days of Incurrence;

(xx) Debt of the Company or a Restricted Subsidiary consisting of (a) the financing of insurance premiums or (b) take or pay obligations contained in supply arrangements, in each case, in the ordinary course of business and consistent with past practices; and

(xxi) Purchase Money Notes Incurred by any Receivable Subsidiary that is a Restricted Subsidiary in a Qualified Receivables Transaction and Non-Recourse Receivable Subsidiary Indebtedness.

Notwithstanding anything herein to the contrary, Debt permitted under clause (i) of this definition of “Permitted Debt” shall not constitute “Refinancing Debt” under clause (xvii) of this definition of “Permitted Debt”.

“Permitted Holders” means Platinum Equity Advisors, LLC, a Delaware limited liability company; or any of its Affiliates.

“Permitted Investments” means:

(a) Investments in existence on the Issue Date;

(b) Investments required pursuant to any agreement or obligation of the Company or a Restricted Subsidiary, in effect on the Issue Date, to make such Investments;

(c) Eligible Cash Equivalents;

(d) Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the normal course of business;

(e) Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary that is a Guarantor;

(f) Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound-up into, the Company or a Restricted Subsidiary;

(g) Swap Contracts and Currency Hedge Obligations;

(h) non-cash consideration received in conjunction with an Asset Sale that is otherwise permitted under the “Limitation on Asset Sales” covenant;

(i) Investments received in settlement of obligations owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary;

(j) Investments by the Company or any Restricted Subsidiary (other than in an Affiliate) not otherwise permitted under this definition, in an aggregate amount at any one time outstanding not to exceed $55.0 million;

(k) any Investment by the Company or any of its Restricted Subsidiaries in a Similar Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (k), not to exceed $45.0 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (k) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company that is a Guarantor after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (e) above and shall cease to have been made pursuant to this clause (k) for so long as such Person continues to be a Restricted Subsidiary that is a Guarantor;

(l) loans and advances (including for travel and relocation) to employees in an amount not to exceed $5.0 million in the aggregate at any one time outstanding;

(m) Investments the payment for which consists solely of Capital Interests of the Company;

(n) any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales” or any other disposition of Property not constituting an Asset Sale;

(o) any acquisition of assets or Capital Interests solely in exchange for the issuance or Capital Interest (other than Disqualified Stock) of the Company;

(p) any Investment by the Company or any Restricted Subsidiary in a Receivable Subsidiary or any Investment by a Receivable Subsidiary in any other Person in connection with a Qualified Receivables Transaction, so long as any Investment in a Receivable Subsidiary is in the form of a Purchase Money Note or an Investment in Capital Interests;

(q) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business and consistent with past practice; and

(r) guarantees by the Company or any Restricted Subsidiary of Debt of the Company or a Restricted Subsidiary (other than a Receivables Subsidiary) of Debt otherwise permitted by the covenant described hereunder “—Certain Covenants—Limitation on Incurrence of Debt.”

“Permitted Liens” means:

(a) Liens existing at the Issue Date;

(b) Liens that secure Obligations incurred pursuant to clause (i) of the definition of “Permitted Debt” (and any related Currency Hedge Obligations permitted under the Indenture related thereto);

(c) any Lien for taxes or assessments or other governmental charges or levies not then due and payable (or which, if due and payable, are being contested in good faith and for which adequate reserves are being maintained, to the extent required by GAAP);

(d) any statutory warehousemen’s, materialmen’s, landlord’s or other similar Liens for sums not then due and payable (or which, if due and payable, are being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by GAAP);

(e) any title exception, easement, right-of-way, lease, sublease or other similar Lien that does not materially impair the use or value of the property subject thereto in its use in the business of the Company or a Restricted Subsidiary thereof;

(f) Liens on property or other assets (i) in connection with workers’ compensation, unemployment insurance and other types of statutory obligations or the requirements of any official body, or (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales or servicing contracts and other similar obligations Incurred in the normal course of business consistent with industry practice; or (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services or imposed by ERISA or the

Code in connection with a “plan” (as defined in ERISA) (other than any Lien imposed in connection with the Company’s 401(k) Plan) or (iv) arising in connection with any attachment or judgment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

(g) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or a Restricted Subsidiary, or becomes a Restricted Subsidiary (and not Incurred in anticipation of such transaction), provided that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired;

(h) Liens securing Debt of a Restricted Subsidiary owed to and held by the Company or a Restricted Subsidiary thereof;

(i) other Liens incidental to the conduct of the business of the Company or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets that do not materially impair the use or value of the property subject thereto in its use in the business of the Company or such Restricted Subsidiary;

(j) Liens securing obligations under Swap Contracts, and Currency Hedge Obligations Incurred in connection with managing interest or currency risk resulting from or related to a Credit Agreement;

(k) Liens to secure any permitted extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by Liens referred to in the foregoing clauses (a) through (j); provided that such Liens do not extend to any other property or assets and the principal amount of the obligations secured by such Liens is not increased;

(l) Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;

(m) licenses of intellectual property granted in the ordinary course of business;

(n) Liens to secure Capital Lease Obligations permitted to be incurred pursuant to clause (xi) of the definition of “Permitted Debt”;

(o) Liens in favor of the Company or any Guarantor;

(p) Liens in favor of an issuer of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(q) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligation in respect of banker’s acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(r) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Debt and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(s) Liens securing Debt Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto and any proceeds thereof), and the Debt (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(t) Liens on property or shares of Capital Interests of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(u) Liens to support trade letters of credit issued in the ordinary course of business;

(v) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(w) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company, including rights of offset and set-off;

(x) Liens from judgments, decrees, or attachments in circumstances not constituting an Event of Default;

(y) Deposits made in the ordinary course of business to secure liability to insurance carriers;

(z) Leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

(aa) Liens arising from UCC financing statements regarding leases;

(bb) Liens to secure any Refinancing Debt (or successive Refinancing Debt) as a whole, or in part, of any Debt secured by any Lien; provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof), and

(B) the Debt secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Debt at the time the original Lien became a Permitted Lien and (ii) an amount necessary to pay any reasonable fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(cc) Liens not otherwise permitted under the Indenture in an aggregate amount not to exceed $20.0 million;

(dd) Liens on the Capital Interests of a Receivable Subsidiary and accounts receivable and related assets described in the definition of Qualified Receivables Transaction, in each case, incurred in connection with a Qualified Receivables Transaction; and

(ee) any extensions, substitutions, replacements or renewals of the foregoing.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Interests,” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

“Purchase Amount” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Money Debt” means Debt

(i) Incurred to finance the purchase or construction (including additions and improvements thereto) of any assets of such Person or any Restricted Subsidiary; and

(ii) that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased or constructed; and

in either case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with GAAP.

“Purchase Money Note” means a promissory note of a Receivable Subsidiary to the Company or any Restricted Subsidiary, which note must be repaid from cash available to the Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables. The repayment of a Purchase Money Note may be subordinated to the repayment of other liabilities of the Receivable Subsidiary on terms determined in good faith by the Company to be substantially consistent with market practice in connection with Qualified Receivables Transactions.

“Purchase Price” has the meaning set forth in the definition of “Offer to Purchase.”

“Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests.

“Qualified Equity Offering” means (i) an underwritten public equity offering of Qualified Capital Interests pursuant to an effective registration statement under the Securities Act yielding gross proceeds to either of the Company, or any direct or indirect parent company of the Company, of at least $25.0 million or (ii) a private equity offering of Qualified Capital Interests of the Company, or any direct or indirect parent company of the Company, other than (x) any such public or private sale to an entity that is an Affiliate of the Company and (y) any public offerings registered on Form S-8; provided that, in the case of an offering or sale by a direct or indirect parent company of the Company, such parent company contributes to the capital of the Company the portion of the net cash proceeds of such offering or sale necessary to pay the aggregate Redemption Price (plus accrued interest to the redemption date) of the notes to be redeemed pursuant to the provisions described under the third paragraph of “—Optional Redemption”.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary transfers to (a) a Receivable Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) or (b) any other Person (in the case of a transfer by a Receivable Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable financing transaction; provided such transaction is on market terms as determined in good faith by the Board of Directors of the Company at the time the Company or such Restricted Subsidiary enters into such transaction.

“Real Estate Affiliates” means any direct or indirect subsidiary of Holdings that owns real estate that is leased to the Company or any of its Subsidiaries and whose results of operations are consolidated with the Company in accordance with FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46”) or any comparable provision.

“Receivable Subsidiary” means a Subsidiary of the Company:

(1) that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable of the Company and/or its Restricted Subsidiaries;

(2) that is designated by the Board of Directors as a Receivable Subsidiary pursuant to a Board of Directors’ resolution set forth in an Officers’ Certificate and delivered to the Trustee;

(3) that is either (a) a Restricted Subsidiary or (b) an Unrestricted Subsidiary designated in accordance with the covenant described under “—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries”;

(4) no portion of the Debt or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees of obligations (other than any Guarantee of Debt) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates the Company or any Restricted Subsidiary in any way, other than pursuant to Standard Securitization Undertakings or (c) subjects any asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Debt, “Non-Recourse Receivable Subsidiary Indebtedness”);

(5) with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than (a) contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company, (b) fees payable in the ordinary course of business in connection with servicing accounts receivable in connection with such a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company and (c) any Purchase Money Note issued by such Receivable Subsidiary to the Company or a Restricted Subsidiary; and

(6) with respect to which neither the Company nor any other Restricted Subsidiary has any obligation (a) to subscribe for additional shares of Capital Interests therein or make any additional capital contribution or similar payment or transfer thereto except in connection with a Qualified Receivables Transaction or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Redeemable Capital Interests” in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments.” The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

“Redemption Price,” when used with respect to any note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that

(i) the Refinancing Debt is subordinated to the notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the notes,

(ii) the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the notes,

(iii) the Refinancing Debt has a weighted average life to maturity at the time such Refinancing Debt is Incurred that is equal to or greater than the weighted average life to maturity of the Debt being refunded, refinanced, renewed, replaced or extended,

(iv) such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

(v) such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of August 15, 2006, among the Company, the Guarantors and the Initial Purchasers and any similar agreement entered into in connection with any Additional Notes.

“Restricted Payment” is defined to mean any of the following:

(a) any dividend or other distribution declared and paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company (other than

(i) dividends, distributions or payments made solely in Qualified Capital Interests in the Company) and

(ii) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to other holders of Capital Interests of a Restricted Subsidiary on a pro rata basis);

(b) any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company (including the conversion into, or exchange for, Debt, of any Capital Interests) other than any such Capital Interests owned by the Company or any Restricted Subsidiary;

(c) any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Company or any Guarantor that is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the notes or Note Guarantees (excluding any Debt owed to the Company or any Restricted Subsidiary); except payments of principal and interest in anticipation of satisfying a sinking fund obligation or final maturity, in each case, within one year of the due date thereof;

(d) any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

(e) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary;

provided, however, the transactions described under the heading “Use of Proceeds” in the Offering Memorandum do not constitute “Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with the Indenture. For the avoidance of doubt, no Real Estate Affiliate shall be a Restricted Subsidiary (by operation of FIN 46 or otherwise) unless so designated by the Company.

“Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back by the Company or a Restricted Subsidiary.

“Seller Note” means the secured subordinated promissory note, dated May 9, 2006, issued by Travel Holding Corporation to Preussag North America, Inc. in the principal amount of $12.0 million, as in effect on the Issue Date.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Company and its Restricted Subsidiaries as of the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary which are reasonably customary in an accounts receivable securitization transaction as determined in good faith by the Board of Directors of the Company, including Guarantees by the Company or any Restricted Subsidiary of any of the foregoing obligations of the Company or a Restricted Subsidiary.

“Stated Maturity,” when used with respect to (i) any note or any installment of interest thereon, means the date specified in such note as the fixed date on which the principal amount of such note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Capital Interests therein is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Company that is a Guarantor.

“Successor Entity” means a corporation or other entity that succeeds to and continues the business of PNA Group, Inc.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including, without limitation, any fuel price caps and fuel price collar or floor agreements and similar agreements or arrangements designed to protect against or manage fluctuations in fuel prices and any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Total Assets” means, at any time, the total consolidated assets of the Company and its Restricted Subsidiaries at such time, determined in accordance with GAAP.

“Treasury Rate” means with respect to the notes, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to September 1, 2011; provided, however, that if the period from such redemption date to September 1, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Voting Interests” means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences relevant to the exchange offer and the ownership and disposition of new notes. This discussion does not purport to be a complete analysis of all potential tax effects. This discussion only applies to holders of notes that are held as capital assets who are exchanging original notes for new notes in the exchange offer.

This discussion does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge or other integrated transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	persons subject to the alternative minimum tax.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisor.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Holders of notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Neither we nor any of the Guarantors has sought, nor will either of us seek, any rulings from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

Holders of original notes are encouraged to consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

Exchange Offer

The exchange of original notes for new notes pursuant to the exchange offer should not constitute a taxable event for U.S. federal income tax purposes. As a result:

•	a holder of original notes should not recognize taxable gain or loss as a result of the exchange of original notes for new notes pursuant to the exchange offer;

•	the holding period of the new notes should include the holding period of the original notes surrendered in exchange therefor; and

•	a holder’s adjusted tax basis in the new notes should be the same as such holder’s adjusted tax basis in the original notes surrendered in exchange therefor.

Tax Consequences of Holding New Notes: U.S. Holders

As used herein, “U.S. Holder” means a beneficial owner of a note who or that is for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. person.

The term U.S. Holder also includes certain former citizens and residents of the United States.

Interest

A U.S. Holder generally will include interest on a note as ordinary income at the time such interest is received or accrued in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

Bond Premium

If a U.S. Holder purchases a note for an amount that is greater than the sum of all amounts payable on the note other than stated interest, the holder will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess of the purchase price over the sum of all amounts payable on the note other than stated interest and the holder may elect to amortize this premium over the remaining term of the note. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset stated interest required to be included in such holder’s income with respect to the note in that accrual period. A U.S. Holder who elects to amortize bond premium must reduce his tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the Internal Revenue Service. Special rules may apply in the case of notes that are subject to optional redemption.

Sale or Other Taxable Disposition of the Notes

A U.S. Holder will generally recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the U.S. Holder’s cost therefor, as adjusted for amortization as discussed above. Such recognized gain or loss generally will be capital gain or loss, and if the U.S. Holder is an individual that has held the note for more than one year, such capital gain will generally be subject to tax at long-term capital gain rates. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are taxed as ordinary income as described under “—Interest” above. A U.S. Holder’s ability to deduct capital losses may be limited.

Contingent Payments

In certain circumstances, we may be obligated to pay you amounts in excess of the stated interest and principal payable on the notes. Our obligation to make payments of additional interest upon a registration default, as well as certain payments upon a change of control or certain redemptions, may implicate the provisions of

Treasury regulations relating to “contingent payment debt instruments.” We intend to take the position that the notes should not be treated as contingent payment debt instruments because of these payments. Assuming such position is respected, a U.S. Holder would be required to include in income the amount of any such payments at the time such payments are received or accrued in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes. If the IRS successfully challenged this position, and the notes were treated as contingent payment debt instruments because of such payments, U.S. Holders might, among other things, be required to accrue interest income at higher rates than the stated interest rate on the notes and to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than as capital gain. The regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. Purchasers of notes are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A U.S. Holder will be subject to backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Tax Consequences of Holding New Notes: Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder. For these purposes, a “Non-U.S. Holder” is a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

“Non-U.S. Holder” does not include a Holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such a Holder is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Interest

Subject to the discussion of backup withholding below, interest paid to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, provided that:

•	such holder does not own directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such holder is not a controlled foreign corporation that is related to us directly or constructively through stock ownership;

•	such holder is not a bank receiving interest on a loan entered into in the ordinary course of its trade or business;

•	such interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and

•	We, or our paying agent, receives appropriate documentation (generally an IRS Form W-8BEN or W-8ECI) establishing that the Non-U.S. Holder is not a U.S. person.

A Non-U.S. Holder that does not qualify for exemption from withholding under the preceding paragraph generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate) on payments of interest on the notes.

If interest on the notes is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, such interest will be subject to U.S. federal income tax on a net income basis at the rate applicable to U.S. persons generally and will be subject to the discussion of “Bond Premium” above (and, with respect to corporate holders, may also be subject to a 30% branch profits tax). If interest is subject to U.S. federal income tax on a net income basis in accordance with these rules, such payments will not be subject to U.S. withholding tax so long as the Non-U.S. Holder provides us or our paying agent with the appropriate documentation (generally an IRS Form W-8ECI).

Sale or Other Taxable Disposition of the Notes

Subject to the discussion of backup withholding below, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States; or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. federal income tax law applicable to certain expatriates.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the notes. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition and the Non-U.S. Holder may be subject to backup withholding tax on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired for its own account as a result of market-making activities or other trading activities (other than where such original notes were acquired directly from us). Each of the Company and the Guarantors has agreed that, starting on the expiration date and ending on the earlier of the day that is 180 days following the date of this prospectus and the date when a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until September 14, 2007, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

Neither we nor the Guarantors will receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period starting on the expiration date and ending on the earlier of the day that is 180 days following the date of this prospectus and the date when a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, the Company and the Guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. The Company and the Guarantors have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the legality of the new notes and related guarantees offered hereby will be passed upon for PNA Group, Inc. by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

The consolidated financial statements of PNA Group, Inc. (Successor) as of December 31, 2006 and for the period from May 10, 2006 to December 31, 2006 and the consolidated financial statements of PNA Group, Inc. (Predecessor) as of December 31, 2005, the period from January 1, 2006 to May 9, 2006 and for each of the two years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act relating to the new notes being offered for exchange by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the new notes offered for exchange, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC in 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENT S

Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm (Predecessor)	F-2

Report of Independent Registered Public Accounting Firm (Successor)	F-3

Consolidated Balance Sheets of PNA Group, Inc. as of December 31, 2005 (Predecessor) and 2006 (Successor)	F-4

Consolidated Statements of Income of PNA Group, Inc. for the period from January 1, 2006 to May 9, 2006 and the years ended December 31, 2005 and 2004 (Predecessor) and the period from May 10 to December 31, 2006 (Successor)

F-5

Consolidated Statements of Stockholder’s Equity of PNA Group, Inc. for the period from January 1, 2006 to May 9, 2006 and the years ended December 31, 2005 and 2004 (Predecessor) and the period from May 10 to December 31, 2006 (Successor)

F-6

Consolidated Statements of Cash Flows of PNA Group, Inc. for the period from January 1, 2006 to May 9, 2006 and the years ended December 31, 2005 and 2004 (Predecessor) and the period from May 10 to December 31, 2006 (Successor)

F-7

Notes to Consolidated Financial Statements	F-8

Unaudited Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2006 (Successor) and March 31, 2007 (Successor)	F-43

Unaudited Condensed Consolidated Statements of Income for the three months ended March 31, 2006 (Predecessor) and for the three months ended March 31, 2007 (Successor)	F-44

Unaudited Condensed Consolidated Statement of Stockholder’s Equity for the three months ended March 31, 2007 (Successor)	F-45

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2006 (Predecessor) and for the three months ended March 31, 2007 (Successor)	F-46

Notes to Unaudited Condensed Consolidated Financial Statements	F-47

Schedule II—Valuation and Qualifying Accounts	S-II-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of PNA Group, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of PNA Group, Inc. (Predecessor) and its subsidiaries at December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 and the period from January 1, 2006 to May 9, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of PNA Group, Inc. (Predecessor) listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

April 23, 2007, except for Note 16 as to which the date is May 11, 2007 and Note 18 as to which the date is August 8, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of PNA Group, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of PNA Group, Inc. (Successor) and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for the period from May 10, 2006 to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of PNA Group, Inc. (Successor) listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

April 23, 2007, except for Note 16 as to which the date is May 11, 2007 and Note 18 as to which the date is August 8, 2007

PNA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2006

(in thousands of dollars, except shares)

	Predecessor 2005	Successor 2006
Assets
Current assets
Cash and cash equivalents	$2,210	$3,201
Restricted cash	—	1,063
Accounts receivable, less allowance for doubtful accounts of $5,227 and $5,430, respectively	148,065	188,911
Inventories, net	208,980	410,604
Receivables from affiliates	3,862	3,906
Other current assets	20,843	16,852

Total current assets	383,960	624,537
Property, plant and equipment, net	95,200	61,542
Goodwill	13,053	9,886
Intangible assets, net	—	19,338
Deferred financing costs, net	2,333	11,037
Equity investments	8,098	7,643
Other noncurrent assets	1,452	2,771

Total assets	$504,096	$736,754

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$105,864	$141,594
Payables to affiliates	4,964	603
Other payables	26,075	48,096
Income taxes payable	—	8,472

Total current liabilities	136,903	198,765
Long term debt, net of current maturities	59,032	463,414
Deferred income taxes	12,862	1,605
Accrued pension costs	7,535	5,293
Minority interest	2,817	1,547

Total liabilities	219,149	670,624

Commitments and contingencies	—	—
Stockholder’s equity
Common stock: no par value—1,000 shares authorized, issued and outstanding (Predecessor Company)	33,865	—
Common stock: $1 par value—1,000 shares authorized, issued and outstanding (Successor Company)	—	1
Additional paid-in capital	—	66,259
Retained earnings	253,119	—
Accumulated other comprehensive deficit	(2,037)	(130)

Total stockholder’s equity	284,947	66,130

Total liabilities and stockholder’s equity	$504,096	$736,754

The accompanying notes are an integral part of these consolidated financial statements.

PNA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of dollars)

	Predecessor			Successor May 10 to December 31, 2006
	Year Ended December 31, 2004	Year Ended December 31, 2005	January 1 to May 9, 2006
Net sales	$1,210,213	$1,250,289	$487,190	$1,074,201
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	909,043	1,050,018	401,612	864,271
Processing	31,206	30,288	11,985	20,664
Distribution	23,081	17,321	6,395	14,647
Selling, general, and administrative	87,659	80,288	35,393	75,829
Amortization of intangibles	—	—	—	4,087
Depreciation	10,148	9,466	3,262	3,839

Total operating costs and expenses	1,061,137	1,187,381	458,647	983,337

Operating income	149,076	62,908	28,543	90,864
Interest expense	6,769	5,519	1,375	22,624
Income from equity investments	(1,607)	(1,546)	(770)	(942)

Income before minority interest and income tax expense	143,914	58,935	27,938	69,182
Minority interest	1,267	1,423	788	2,507

Income before income tax expense	142,647	57,512	27,150	66,675
Income tax expense	54,032	21,825	10,146	24,666

Net income	$88,615	$35,687	$17,004	$42,009

The accompanying notes are an integral part of these consolidated financial statements.

PNA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(in thousands of dollars, except shares)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Deficit	Total
	Shares	Value
Predecessor

Balances at January 1, 2004	1,000	$33,865	$—	$130,817	$(1,852)	$162,830
Net income	—	—	—	88,615	—	88,615
Other comprehensive deficit, net of tax:
Interest rate swap mark to market					943	943
Minimum pension liability adjustment, net of tax benefit of $119					(179)	(179)

Comprehensive income						89,379
Dividends paid	—			(2,000)		(2,000)

Balances at December 31, 2004	1,000	33,865	—	217,432	(1,088)	250,209
Net income	—	—	—	35,687	—	35,687
Other comprehensive deficit, net of tax:
Interest rate swap mark to market					256	256
Minimum pension liability adjustment, net of tax benefit of $803					(1,205)	(1,205)

Comprehensive income						34,738

Balances at December 31, 2005	1,000	33,865	—	253,119	(2,037)	284,947
Net income	—	—	—	17,004	—	17,004
Other comprehensive deficit, net of tax:
Interest rate swap mark to market					(253)	(253)
Minimum pension liability adjustment, net of tax liability of $519					778	778

Comprehensive income						17,529
Dividends paid	—	—	—	(2,000)	—	(2,000)

Balances at May 9, 2006	1,000	$33,865	$—	$268,123	$(1,512)	$300,476

Successor

Balances at May 10, 2006	—	$—	$—	$—	$—	$—
Purchase of shares	1,000	1	78,261	—	—	78,262
Capital contribution from parent	—	—	54,221	—	—	54,221
Net income	—	—	—	42,009	—	42,009
Other comprehensive deficit, net of tax:
Additional minimum pension liability, net of tax benefit of $86					(130)	(130)

Comprehensive income						41,879
Dividends paid—cash	—	—	(19,312)	(42,009)	—	(61,321)
Dividends paid—real estate transfer	—	—	(34,502)	—	—	(34,502)
Excess distribution to minority interest holder	—	—	(12,409)	—	—	(12,409)

Balances at December 31, 2006	1,000	$1	$66,259	$—	$(130)	$66,130

The accompanying notes are an integral part of these consolidated financial statements.

PNA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	Predecessor			Successor May 10 to December 31, 2006
	Year Ended December 31, 2004	Year Ended December 31, 2005	January 1 to May 9, 2006
Cash flows from operating activities
Net income	$88,615	$35,687	$17,004	$42,009
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization	10,148	9,466	3,262	7,926
Provision for bad debts	5,060	(10)	462	667
Deferred income taxes	8,865	4,802	(540)	(2,226)
Gain (loss) on disposal of fixed assets	(740)	108	—	—
Minority interests	1,267	1,423	788	2,507
Income from equity investments	(1,607)	(1,546)	(770)	(942)
Dividends received from equity investments	516	611	—	1,165
Increase in equity investment	—	(560)	—	—
(Increase) decrease in
Accounts receivable	(57,516)	2,653	(27,454)	2,708
Receivables from/payable to affiliates	1,740	(1,778)	(1,893)	(2,512)
Inventories	(139,922)	83,993	(66,824)	(98,599)
Other assets	2,379	(3,639)	11,591	(7,376)
Increase (decrease) in
Payables	12,540	32,224	43,521	(19,750)
Accruals	20,920	(9,064)	(2,077)	13,118
Income tax payable	1,293	(2,308)	372	7,284
Accrued pension cost	324	1,023	(515)	(1,613)

Net cash (used in) provided by operating activities	(46,118)	153,085	(23,073)	(55,634)

Cash flows from investing activities
Increase in restricted cash	—	—	—	(1,063)
Return of capital from equity investments	—	1,241	—	—
Purchases of property, plant and equipment	(4,218)	(6,327)	(2,460)	(4,902)
Proceeds from disposals of property, plant and equipment	1,108	585	—	4,558
Acquisition of PNA Group, Inc., net of cash acquired	—	—	—	(261,568)
Acquisition of MSC, net of cash acquired	—	—	—	(53,700)

Net cash used in investing activities	(3,110)	(4,501)	(2,460)	(316,675)

Cash flows from financing activities
Proceeds from bond issue	—	—	—	250,000
Net proceeds (repayment) on revolving credit facility	79,900	(121,668)	(54,458)	162,521
Proceeds (repayment) of term loan	(5,284)	(24,716)	85,000	(85,000)
Other long-term debt	(56)	(63)	72	(340)
Repayment of subordinated loan	(20,000)	—	—	—
Proceeds from mortgages on real estate	—	—	—	49,875
Issuance of common stock	—	—	—	62,500
Capital contribution from parent	—	—	—	54,221
Deferred financing costs	(365)	(797)	(3,435)	(8,453)
Dividend paid to minority interest holders	(1,323)	(1,862)	(343)	(2,058)
Dividends paid to PNAG Holding	—	—	—	(61,321)
Dividends paid to stockholder	(2,000)	—	(2,000)	(47,948)

Net cash provided by (used in) financing activities	50,872	(149,106)	24,836	373,997

Net increase (decrease) in cash and cash equivalents	1,644	(522)	(697)	1,688
Cash and cash equivalents at beginning of period	1,088	2,732	2,210	1,513

Cash and cash equivalents at end of period	$2,732	$2,210	$1,513	$3,201

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$6,769	$5,519	$1,581	$10,712

Income taxes	$43,964	$20,723	$171	$20,198

The accompanying notes are an integral part of these consolidated financial statements.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

(dollars in thousands)

Note 1.	Description of Business and Significant Accounting Policies

Description of Business

PNA Group, Inc. (“PNA”) is a holding company which provides management services to and conducts business through four operating subsidiaries. PNA is referred to collectively herein as the “Company” or “Successor Company”, “we”, “us” or “our”.

The Company is a leading national steel service center group that distributes steel products and provides value-added steel processing services to our customers, which are largely comprised of fabricators and original equipment manufacturers, across a diversified group of industries, including the non-residential construction, machinery and equipment, manufacturing, oil and gas, telecommunications and utilities markets. The Company distributes a variety of steel products, including a full line of structural and long products, plate, flat rolled coil, tubulars and sheet, as well as performs a variety of value-added processing services for our customers.

Historically, we have operated our business through three operating subsidiaries: Infra-Metals Company (“Infra-Metals”), Delta Steel, LP (“Delta”) and Feralloy Corporation (“Feralloy”). With the completion of the acquisition of Metals Supply Company, Ltd. (“Metals Supply” or “MSC”) on May 31, 2006, MSC became our fourth operating subsidiary.

On February 14, 2006, PNA Group Holding Corporation (“PNAG Holding”, formerly known as Travel Holding Corporation), an affiliate of Platinum Equity Capital Partners (“Platinum”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PNA and Preussag North America, Inc., PNA’s former owner (the “Seller”), to acquire all of the outstanding capital stock of PNA for cash consideration of $261,568, refinancing of existing indebtedness of $88,048, a $12,000 seller note and other consideration and costs of $3,762 (the “Platinum Acquisition”). On May 9, 2006, Platinum closed the acquisition of PNA whereby Travel Merger Corporation (“Travel Merger”) (a wholly owned subsidiary of Travel Holding Corporation, now known as PNAG Holding, in turn a wholly owned subsidiary of Platinum) merged with and into PNA, with PNA being the surviving corporation. See Note 2 Business Combinations for further discussion of the Platinum Acquisition.

Effective May 31, 2006, the Company completed the acquisition of MSC (the “MSC Acquisition”) pursuant to which PNA acquired all of the outstanding partnership interest of Metals Supply Company, Ltd. and Clinton & Lockwood, Ltd. (an affiliate of MSC) for cash consideration of approximately $33,253 and refinanced approximately $20,847 of Metals Supply’s then existing indebtedness. See Note 2 Business Combinations for further discussion of the MSC Acquisition.

Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. In addition, in accordance with FASB Interpretation No. 46(R) (FIN 46(R)) Consolidation of Variable Interest Entities, the Company consolidates certain variable interest entities of Travel Main, a wholly owned subsidiary of PNAG Holding, as to which it has determined that it is the primary beneficiary. Significant intercompany balances and transactions within the consolidated group have been eliminated in consolidation.

For purposes of the accompanying Consolidated Financial Statements, the results of operations of PNA for the years ended December 31, 2004 and 2005 and the period January 1 to May 9, 2006 are represented by the

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

Predecessor Company balances and results of operations of PNA for the period May 10 to December 31, 2006 are represented by the Successor Company balances. As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the financial statements and footnotes are not comparable with those of the Predecessor Company.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and on deposit and investments in highly liquid debt instruments with maturities of three months or less.

Restricted Cash

Included in the monthly mortgage payments by Travel Main’s subsidiaries are the amounts for estimated property taxes and repairs, environmental and miscellaneous items. These additional payments are held in an escrow account by the lender and are not available to PNA. The amount paid into the escrow accounts is an estimate based on the historical level of such items as determined by the lender.

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s sales are almost entirely to customers located in the United States and Canada. Accounts receivable are recorded for invoices issued to customers. The Company performs periodic credit evaluations of its ongoing customers and on all new customers prior to the initial sale. The Company generally does not require collateral or deposits though some sales may be made on a “cash on delivery” basis. The Company maintains an allowance for doubtful accounts at an amount it considers to be a sufficient estimate of losses resulting from the inability of its customers to make required payments. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Credit losses experienced have generally been within management’s expectations. The Company cannot guarantee the rate of future credit losses will be similar to past experience. Generally, receivables past due more than 90 days are considered delinquent though management may use judgment taking into account historical payment patterns and the length of time of the customer relationship. Delinquent receivables are written-off against the allowance when an account is no longer collectible based on individual evaluation of collectiblity and specific circumstances of the customer.

Concentration of Credit Risk

The company is exposed to credit risk in the event of nonpayment by customers principally within the non-residential construction industry. Changes in this industry may significantly affect management’s estimates and the Company’s financial performance. The Company mitigates its exposure to credit risk by performing ongoing credit evaluations (see Accounts Receivable and Allowance for Doubtful Accounts above).

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, equity investments, accounts payable and loans and notes payable. In the case of cash, accounts receivable and accounts payable, the carrying amount on the balance sheet approximates the fair values due to the short-term nature of these instruments. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of loans and notes payable approximates the fair values.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

Inventory Valuation

Inventories are held for sale at the Company’s service center locations and are valued at the lower of cost or market (i.e., net realizable value). Methods used to determine cost are the weighted average cost and the specific identification methods. The Company has historically experienced only minimal instances of obsolete or damaged inventory, and therefore, does not maintain an allowance for such losses.

Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated depreciation. All property, plant and equipment, except land, are depreciated using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 40 years. Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the improvement or the remaining life of the lease, whichever is shorter. At the time property, plant and equipment are sold or otherwise disposed of, the accounts are relieved of the cost of the assets and the related accumulated depreciation, and any resulting gain or loss is credited or charged to income.

Deferred Financing Costs

Deferred financing costs are amortized over the life of the related debt using the effective interest method.

Equity Investments

The equity method of accounting is used where the Company’s investment in voting stock gives it the ability to exercise significant influence over the investee, generally 20% to 50%. The equity method is used to account for Feralloy’s investments in Indiana Pickling and Processing Company (45% interest), Acero Prime S. de R.L. de C.V. (40% interest) and Oregon Feralloy Partners LLC (40% interest).

The Company had $3,699, $3,889 and $4,429 of undistributed earnings in equity investments at December 31, 2004, 2005 and 2006, respectively.

Income Taxes

PNAG Holding files a consolidated federal income tax return that includes PNA and all its wholly owned subsidiaries and their respective subsidiaries. The tax provision in the accompanying PNA Consolidated Financial Statements is calculated as if PNA filed a separate federal income tax return. The provision for income taxes includes income taxes currently payable or receivable and those deferred. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Consolidated Statements of Income in the periods in which the changes are enacted. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

Retirement Benefits

Most employees of Feralloy are covered by pension plans. Pension costs are based on consideration of valuations made by an independent actuary and include provisions for service cost, interest cost and return on plan assets. The policy with respect to Feralloy’s pension plans is to contribute amounts equal to the sum of normal cost and the amount required to amortize unfunded liabilities over 25 years, but not more than the maximum deductible amount allowed under applicable tax laws and not less than the minimum annual contribution required by applicable regulations.

Feralloy also adopted a nonqualified, unfunded retirement plan (the “Supplemental Executive Retirement Plan”, or “SERP”) to provide supplemental benefits to certain of its executive employees. To provide for the SERP, Feralloy has purchased Company-owned life insurance contracts on the related employees.

Revenue Recognition

In accordance with Staff Accounting Bulletin 104, Revenue Recognition, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, collection is reasonably assured, and the sale price is fixed and determinable. Risk of loss for products shipped passes at the time of shipment when shipments are made by common carrier or at delivery when the Company’s trucks are used.

Sales prices to customers are determined at the inception of the agreement to purchase. No cancellation or termination provisions are included in the Company’s agreements notwithstanding customary rights to return products which relate to non-conformities, defects and specifications. Provisions are made, based on experience, for estimated returns in accordance with Statement of Financial Accounting No. 48, Revenue Recognition When Right of Return Exists, and have been immaterial in the past.

In limited circumstances, the Company will deliver goods on consignment. In those cases, billing occurs when the goods are used by the customer, or after the lapse of a specified period of time, whichever comes first.

Net sales include tolling income where the Company processes steel for a fee, without taking either title in the inventory or the associated price risk of the steel. Tolling income has historically been less than 2% of the Company’s total net sales.

See Accounts Receivable and Allowance for Doubtful Accounts for reasonableness of collection.

Shipping

The Company classifies all amounts billed to a customer in a sales transaction related to shipping as revenue. Additionally, all costs related to shipping are recorded as cost of materials sold in the Consolidated Statements of Income.

Derivative Financial Instruments

The company has at various times entered into derivative instruments as a strategy to manage interest rate risk in order to minimize significant, unanticipated fluctuations that may arise from volatility of the interest rates on its floating rate debt with its senior secured lender. The Company does not enter into derivative instruments for trading or speculative purposes.

Under Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities all derivatives are recorded on the balance sheet at fair value. The changes in the fair value of interest rate swaps that qualify as cash flow hedges are recorded in other comprehensive income and are

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

recognized in the Consolidated Statements of Income when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The changes in the fair value of derivative instruments that do not quality for hedge accounting treatment are recognized immediately in the Consolidated Statements of Income.

Goodwill

Goodwill is the excess of the acquisition cost of the businesses over the fair value of the identifiable net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill. Instead, goodwill is tested for impairment annually unless indicators of impairment exist. In the first step, the Company estimates the fair values of its reporting units using a discounted cash flow approach. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.

Intangible Assets

Intangible assets consist of customer relationships, non-compete agreements and proprietary software. Amortization of software costs and non-compete agreements are recorded on the straight-line method with useful lives of three years and two years, respectively. Customer relationships are amortized over their useful lives which range from 15-20 years on a weighted average recoverable basis estimated using annual attrition rates. The Company evaluates impairment of its intangible assets on an individual basis whenever circumstances indicate that the carrying value may not be recoverable.

Impairment of long-lived assets

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. If the undiscounted future net cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Real Estate Transaction

On August 10, 2006, the Company completed the real estate transfer pursuant to which it effectively transferred 18 of our real estate assets to 7 wholly owned subsidiaries of Travel Main, collectively referred to as Travel Main subsidiaries, and then entered into 15 year operating leases with respect to these properties that provide for PNA’s continued use of them in our operations.

On September 27, 2006, 17 of these properties were mortgaged with Bank of America N.A. for amounts approximately equal to 75% of their appraised value. On November 2, 2006, the 18th real estate property was

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

similarly mortgaged with Bank of America, N.A. The mortgages are for 10 year periods at a fixed interest rate. The funds received were used by the Travel Main subsidiaries to pay a $47,433 dividend to Travel Main which then paid the same dividend to PNAG Holding.

In accordance with FASB Interpretation No. 46(R), PNA holds an implicit variable interest in Travel Main’s subsidiaries and accordingly the combined financial statements of Travel Main’s subsidiaries have been consolidated into the Consolidated Financial Statements of PNA. The Combined Balance Sheet and Statement of Income of Travel Main’s subsidiaries follow.

COMBINED BALANCE SHEET DATA

Travel Main Subsidiaries

(in thousands of dollars)	December 31, 2006
Assets
Current assets	$2,396
Property, plant and equipment	27,465
Other noncurrent assets
Deferred tax	6,711
Deferred financing costs	1,140

Total assets	$37,712

Liabilities and Stockholder’s Deficit
Current liabilities	$245
Long term debt, net of current maturities	49,876

Total liabilities	50,121

Stockholder’s deficit:
Capital	34,502
Deficit	(46,911)

Total stockholder’s deficit	(12,409)

Total liabilities and stockholder’s deficit	$37,712

COMBINED STATEMENT OF INCOME DATA

Travel Main Subsidiaries

(in thousands of dollars)	Period from August 10, 2006 to December 31, 2006
Rent	$2,446
Cost and expenses
Selling, general, and administrative	38
Depreciation	255

Total costs and expenses	293

Operating income	2,153
Interest expense	836

Income before income tax expense	1,317
Income tax expense	281

Net income	$1,036

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Significant items subject to estimates and assumptions include the evaluation of the recoverability of the carrying value of long-lived assets and goodwill; valuation allowances for receivables, inventories and deferred income tax assets; legal and environmental liabilities; and assets and obligations related to employee benefit plans. Actual results could differ from those estimates and the differences could be material.

Reclassification

Certain prior period amounts related to cost of materials sold, processing, distribution and selling, general and administrative costs have been reclassified to conform to the current year financial statement presentation.

Note 2.	Business Combinations

Platinum Acquisition

On February 14, 2006, PNAG Holding, an affiliate of Platinum, and Travel Merger (a wholly owned subsidiary of Travel Holding Corporation (now known as PNAG Holding), in turn a wholly owned subsidiary of Platinum) entered into an Agreement and Plan of Merger with PNA and Preussag North America, Inc. to acquire all of the outstanding capital stock of PNA for cash consideration of $261,568, refinancing of existing indebtedness of $88,048, a $12,000 seller note and other consideration and costs of $3,762.

On May 9, 2006, Platinum closed the Merger Agreement whereby Travel Merger merged with and into PNA, with PNA being the surviving corporation. The transaction was financed with new borrowings under PNA’s amended and restated senior secured credit facility of $290,747 and an equity investment of $62,500. The proceeds from the new borrowings and equity investment were used to pay approximately $261,568 in acquisition consideration to our former stockholder and to refinance approximately $88,048 of indebtedness then outstanding under PNA’s then existing senior secured credit facility.

A summary of the purchase price for the Platinum Acquisition is as follows:

Cash	$261,568
Assumption of debt	88,048
Seller note payable to Preussag North America, Inc.	12,000
Cash received from Preussag North America, Inc.	(3,926)
Cash due to Preussag North America, Inc.	7,688

Total purchase price	$365,378

The allocation of the purchase price is based on valuations and estimates of the fair value of the assets acquired and liabilities assumed. These estimates resulted in an estimated fair value of net assets acquired of $442,720, which exceeded the purchase price by $77,342. This estimated fair value of net assets acquired in

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

excess of the purchase price was allocated as a pro rata reduction of long-lived assets in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. A summary of the allocation of purchase price is as follows:

Current assets	$476,646
Property, plant and equipment	54,679
Identifiable intangibles
Customer relationships	10,391
Software	352
Backlog	288
Other non-current assets	8,239

Total assets	550,595

Current liabilities	175,753
Non-current liabilities	9,464

Total liabilities	185,217

Net assets acquired	$365,378

The useful lives of the acquired intangibles are 20 years, 3 years, and 1 to 3 months for customer relationships, software and backlog, respectively.

The Company performed a valuation of the acquired entity as of the acquisition date. An initial allocation of the purchase price to the assets acquired and liabilities assumed was recorded at the time of the acquisition, which was refined upon completion of the final valuation and the resolution of a contingent liability. During the fourth quarter of fiscal year 2006, the Company resolved the contingency resulting in an additional payment due to the Seller. As a result, the purchase price increased by $1,194 and a corresponding adjustment to the allocation of the purchase price to long-lived asset classes, property, plant and equipment (increase of $776) and identifiable intangible assets (increase of $418), was also recorded. There were no other significant differences between the initial purchase price allocation entry and final amounts recorded upon completion of the valuation.

MSC Acquisition

MSC is a leading structural steel service center and distributor in the Gulf Coast region of the United States with two facilities located in Texas. MSC distributes and sells a wide array of wide flange beams, as well as plate, pipe, structural tubing, merchant bar, pre-galvanized structural beams, bar grating, and floor plate. MSC also exports steel to Latin America, the Middle East and Southeast Asia. The acquisition of MSC allowed the Company to increase its market share in a growing geographic region as well as expand its product offering.

Effective May 31, 2006, the Company completed the acquisition of MSC pursuant to which PNA acquired all of the outstanding partnership interests of MSC and Clinton & Lockwood, Ltd. (an affiliate of MSC) for cash consideration of approximately $33,253 and refinanced $20,847 of Metals Supply’s then existing indebtedness. The acquisition was financed initially by a $54,221 capital contribution from PNAG Holding.

On July 17, 2006, the Company borrowed $38,021 under its amended and restated senior secured credit facility and used the proceeds to make a return of capital to PNAG Holding in the form of a dividend. The

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

Company returned to PNAG Holding the remaining $16,200 of its equity investment on August 16, 2006 with a portion of the proceeds from the issuance of PNA’s Senior Notes (see Note 8 Long-term Debt). The purchase agreement entered into in connection with the MSC Acquisition provided for a holdback of an additional $5,300 of purchase price to fund any indemnity claim by PNA and an additional holdback of $5,900 which will be paid over five years and will be recorded as compensation expense ratably over the period paid.

A summary of the purchase price for the MSC Acquisition is as follows:

Cash	$33,253
Debt refinancing	20,847
Deferred Consideration	5,300

Total purchase price	$59,400

The following summary of the allocation of the purchase price is based on valuations and estimates of the fair value of the assets acquired and liabilities assumed.

Current assets	$50,569
Property, plant and equipment	7,576
Identifiable intangibles
Customer relationships	6,066
Non-compete	5,882
Backlog	446
Goodwill	9,886
Other non-current assets	120

Total assets	80,545

Current Liabilities	16,293
Non-current liabilities	4,852

Total liabilities	21,145

Net assets acquired	$59,400

The Company performed a valuation of MSC as of the acquisition date. An initial allocation of the purchase price to the assets acquired and liabilities assumed was recorded at the time of the acquisition which was then refined upon completion of the final valuation in the fourth quarter of fiscal year 2006. There were no significant differences between the initial purchase price allocation entry and final amounts recorded upon completion of the valuation.

Goodwill recorded as a result of acquisitions by the Company is not deductible for tax purposes. The useful lives of the acquired intangibles are 15 years, 2 years, and 1 month for customer relationships, non-compete agreement and backlog, respectively.

The operating results of MSC are included in the Company’s Consolidated Statements of Income from the date of acquisition.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

The following unaudited pro forma information presents consolidated results of operations for the years ended December 31, 2005 and 2006 as if the acquisitions had occurred at the beginning of the periods presented.

	Year Ended December 31,
	2005	2006
Revenues	$1,358,729	$1,627,153
Net income	25,530	67,358
Basic and diluted earnings per share	25,530	67,358

Note 3.	Inventories

Inventories consist of the following as of December 31, 2005 and 2006:

	Predecessor 2005	Successor 2006
Raw materials	$189,076	$391,613
Finished goods	19,904	18,991

	$208,980	$410,604

Note 4.	Other Current Assets

Other current assets consist of the following as of December 31, 2005 and 2006:

	Predecessor 2005	Successor 2006
Other receivables	$7,153	$8,011
Prepaid expenses and other	3,238	1,135
Deferred income taxes	8,600	7,706
Incomes taxes receivable	1,852	—

	$20,843	$16,852

Note 5.	Property, Plant and Equipment

Property, plant and equipment consist of the following as of December 31, 2005 and 2006:

	Estimated Useful Life	Predecessor 2005	Successor 2006
Land		$7,500	$5,437
Buildings and improvements	25-40 years	75,424	26,586
Equipment	5-10 years	117,353	32,544
Construction in progress		2,667	814

		202,944	65,381
Less: accumulated depreciation		(107,744)	(3,839)

		$95,200	$61,542

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

Depreciation expense was $10,148, $9,466, $3,262 and $3,839 for the years ended December 31, 2004 and 2005 and for the periods January 1, 2006 to May 9, 2006 and May 10, 2006 to December 31, 2006, respectively.

As of December 31, 2006, the Company had one plant in Chicago under a capital lease. The building is fully depreciated and has no carrying value as of December 31, 2006. The lease expires June 30, 2007. Future payment obligation on the lease totals $51.

Note 6.	Intangible Assets

There were no intangible assets at December 31, 2005. Intangible assets consist of the following as of December 31, 2006:

	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	15-20 years	$16,457	$(1,552)	$14,905
Non-competition agreements	2 years	5,882	(1,726)	4,156
Backlog	1-3 months	734	(734)	—
Proprietary software	3 years	352	(75)	277

		$23,425	$(4,087)	$19,338

Amortization expense was $4,087 for the period from May 10 to December 31, 2006. The total weighted average amortization period for intangible assets is approximately 13 years and there are no residual values. The annual amortization expense expected for the succeeding five years is as follows: $5,375 in 2007, $3,309 in 2008, $1,726 in 2009, $1,435 in 2010, and $1,224 in 2011.

Note 7.	Other Payables

Other payables consist of the following as of December 31, 2005 and 2006:

	Predecessor 2005	Successor 2006
Current maturities of long-term debt	$69	$853
Accrued bonuses	7,293	13,103
Accrued interest	—	11,525
Deferred consideration payable	—	5,300
Accrued expenses and other	18,713	17,315

	$26,075	$48,096

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

Note 8.	Long-Term Debt

Long-term debt consists of the following as of December 31, 2005 and 2006:

	Predecessor 2005	Successor 2006
Revolver loan	$58,638	$164,341
Senior notes	—	250,000
Real estate mortgages	—	49,875
Other long-term debt	210	—
Capitalized lease obligation	253	51

	59,101	464,267
Less: current maturities of long-term debt	(69)	(853)

	$59,032	$463,414

On January 18, 2005, the secured credit agreement was amended so that the facility was increased to $250,000, all of which was a revolver loan with an extension of the agreement for five years to January 2010.

In connection with the Platinum Acquisition, on May 9, 2006 the Company amended and restated the senior secured credit agreement further with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of our senior secured credit facilities.

Our senior secured credit facilities provide for senior secured financing of up to approximately $460,000 consisting of:

•	$85,000 term loan facility with maturity of five years that was drawn in full in connection with the acquisition of all of the outstanding capital stock of PNA by Platinum; and

•	$375,000 revolving loan facility, including a letter of credit sub-facility of $30,000, that will terminate in five years.

All borrowings under our senior secured credit facilities are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

The loans are charged interest on a base rate method or a LIBOR method, at the option of the Company, as defined in the credit agreement. Interest on the loans is paid on a monthly or quarterly basis, depending on whether the loan is under the base rate method or LIBOR method. The principal on the revolver loan is due and payable on May 9, 2011. The term loans required scheduled quarterly payments of principal of $3,250 through April 1, 2011 but were repaid in total with the proceeds of the Senior Notes issued in August 2006 (see Senior Notes described below). In the event that there is a change of control in which case PNAG Holding ceases to own and control 100% of PNA, or in which PNA ceases to own and control 100% of each of Infra-Metals, Delta, Feralloy and MSC, or in the event that the Company violates debt covenants, as defined and specified in the credit agreement, then such occurrence shall constitute an event of default under the credit facility and the lenders have the ability, among other things, to accelerate the repayment of the loan. The secured credit facility requires the Company to provide annual audited financial statements to the lenders within 90 days of fiscal year-end. The Company obtained an extension of 15 days related to its requirement to provide its December 31, 2006 audited Consolidated Financial Statements. The loans are secured by a blanket lien on all of PNA’s and its subsidiaries’ assets excluding its direct investments in consolidated and unconsolidated joint ventures.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

The aggregate borrowing limits under the outstanding credit facilities at December 31, 2005 and 2006 aggregated $250,000 and $375,000, respectively. Borrowings under these lines of credit were $58,638 and $164,341 at December 31, 2005 and 2006, respectively. Interest rates on the outstanding credit facilities ranged from 5.69% to 7.25% at December 31, 2005 and were 6.375% at December 31, 2006. Letters of credit of $4,484 and $7,387 were also outstanding under these agreements as of December 31, 2005 and 2006, respectively.

In conjunction with the amended and restated facility, the Company incurred $2,798 of secured credit facility closing fees and expenses which have been capitalized and included in “Deferred financing costs, net” in the Consolidated Balance Sheet. These costs are being amortized over the 5-year term of the agreement.

On August 15, 2006, we completed an offering of unsecured 10 3 /4% Senior Notes due 2016 for $250,000 (the “Senior Notes”). The notes bear interest at a rate per annum equal to 10.75%, payable semi-annually in cash in arrears, on March 1 and September 1 of each year, commencing on March 1, 2007. The notes will mature on September 1, 2016. The Company may redeem some or all of the notes at any time after September 1, 2011 at a predetermined redemption price plus accrued and unpaid interest up to the applicable redemption date. In addition, on or prior to September 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain equity offerings. The company used the proceeds from this offering to repay the term loans, a portion of the revolver loan under our senior secured credit facility, a dividend to fund a return of capital to its parent and to pay related transaction costs and expenses. The Company incurred $7,600 in closing fees and expenses which have been capitalized and included in “Deferred financing costs, net” in the balance sheet. These costs are being amortized over the 10-year term of the notes.

The Senior Notes are unconditionally guaranteed on a senior subordinated basis by substantially all of the Company’s wholly owned subsidiaries (the “Subsidiary Guarantors”) on a joint, several, full and unconditional basis. The Company does not have any operations independent of the Subsidiary Guarantors and there are no restrictions on the ability of the Company to obtain funds from Subsidiary Guarantors. The guarantees of the Senior Notes rank equal with existing and future senior debt and senior to any secured debt of the Subsidiary Guarantors and is subordinate to the Company’s senior secured credit facility.

On September 28, 2006, 17 Travel Main subsidiary properties were mortgaged with Bank of America, N.A. and on November 2, 2006 an additional property was mortgaged, in each case for amounts approximately equal to 75% of their appraised value. The mortgages are for 10 year periods at an interest rate of 6.403%. The funds received were used to repay loans from Platinum Equity Capital Partners. Neither PNA nor Travel Main is a party to or a guarantor of these mortgages.

The amended and restated credit facility with Bank of America, N.A. contains covenants that restrict dividend payments from PNA to PNAG Holding when excess availability is less than $40,000. There is no monetary limit to dividends, provided that the availability restriction is met.

The Senior Notes terms include standard covenants related to restrictions on incurrence of future indebtedness and conveyance of assets. The Senior Notes also include registration rights whereby in the event the Company does not meet certain timetables for registering the Senior Notes as debt securities, the Company will be required to pay additional interest in certain circumstances. The Registration Rights Agreement requires initial registration within 270 days of issuance of the Senior Notes with an effective date of the registration within 390 days of issuance.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

Additionally, the Senior Notes contain restrictions on dividends payable by PNA to PNAG Holding. These restrictions are based on consolidated net income and other factors although PNA can pay dividends, not in excess of $15,000 in aggregate over the term of the Senior Notes, which are not subject to these restrictions. In general, the amount of dividends PNA may remit to PNAG Holding in any given period is limited to 50% of Consolidated Net Income (beginning with the first full quarter during which the Senior Notes were issued) plus amounts received from equity contributions received. The restriction on payment of dividends by PNA to PNAG Holding results in a restriction on the retained earnings of PNAG Holding.

The combined aggregate maturities of long-term debt for each of the next five years and thereafter are as follows:

Year ended December 31,
2007	$853
2008	846
2009	912
2010	973
2011	165,379
2012 and thereafter	295,304

$464,267

Note 9.	Derivative Financial Instrument

The Company entered into an interest rate swap agreement during the year ended December 31, 2003 to reduce the impact of changes in interest rates on our floating rate debt. The interest rate swap agreement with Bank of America, N.A. had a notional amount of $75,000 and expired on September 30, 2006. The agreement effectively changed our interest rate exposure on $75,000 floating interest rate debt through September 30, 2006.

The Company entered into three additional interest rate swap agreements for a total of $50,000 in June 2006 for a 3 year period commencing October 1, 2006 with each of Bank of America, Wachovia and LaSalle. These agreements also reduce the impact of changes in interest rates on our floating rate debt.

The fair market value of interest rate swaps is the estimated amount the Company would receive or pay to terminate the swap agreement at the reporting date, taking into account current and expected interest rates. The fair values of the outstanding swap agreement at December 31, 2005 and 2006 were an asset of approximately $1,194 and a liability of approximately $381, respectively. PNA and its subsidiaries are jointly and severally liable for the performance under the interest rate swap agreements.

Note 10.	Retirement Benefits and Compensation Plans

The Company has two noncontributory, defined benefit pension plans and a nonqualified, unfunded retirement plan (together, the “Plans”). Of the noncontributory, defined benefit pension plans, one covers substantially all Feralloy nonunion employees who have attained age 21 and the other covers all union employees at Feralloy’s Midwest, Southern and St. Louis divisions. Feralloy also adopted a nonqualified, unfunded retirement plan (the “Supplemental Executive Retirement Plan”, or “SERP”) to provide supplemental benefits to certain of its executive employees. To provide for the SERP, Feralloy has purchased Company-owned life insurance contracts on the related employees.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). The Company adopted the provisions of SFAS 158 as of December 31, 2006 which require the funded status of defined benefit pension and other benefit plans be fully recognized on the balance sheet. The adoption of SFAS 158 had no effect on the recognition of pension related costs in the income statement. Overfunded plans are recognized as an asset and underfunded plans are recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status are recognized as changes to accumulated other comprehensive income (AOCI) in the Statement of Stockholders’ Equity. SFAS 158 also requires additional disclosures about the annual effects on net periodic benefit cost arising from the recognition of the deferred actuarial gains or losses and prior service costs or credits. Additional minimum pension liabilities (AMLs) and the related intangible assets, if any, are no longer required. The impact of the adoption of SFAS 158 on the Company’s consolidated financial statements was not material.

The change in the Plans’ benefit obligations, assets and funded status as of the year ended December 31, 2005 and for the periods January 1, 2006 to May 9, 2006 and May 10, 2006 to December 31, 2006, are as follows:

	Predecessor		Successor May 10 to December 31, 2006
	Year Ended December 31, 2005	January 1 to May 9, 2006
Change in benefit obligation
Benefit obligation, beginning of period	$19,959	$23,807	$21,930
Service Cost	812	318	497
Interest cost	1,217	442	902
Benefits paid	(640)	(265)	(471)
Actuarial (gain)/loss	2,459	(2,372)	1,152
Curtailments	—	—	(3,325)
Special termination benefits	—	—	779

Benefit obligation, end of period	$23,807	$21,930	$21,464

Change in Plans assets
Fair value of plan assets, beginning of period	$13,204	$14,384	$15,024
Actual return on plan assets	293	249	638
Employer contributions	1,527	656	980
Benefits paid	(640)	(265)	(471)

Fair value of plan assets, end of period	$14,384	$15,024	$16,171

Funded status, end of period
Projected benefit obligation in excess of fair value of plan assets	$(9,423)	$(6,906)	$(5,293)

Unrecognized transition obligation	—	—
Unrecognized prior service cost	122	98
Unrecognized net actuarial loss	9,428	7,046

Net amount recognized	$127	$238

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

The accumulated benefit obligation at December 31, 2005 was $19,688.

The components of net periodic pension benefit (cost) and total pension expense for the years ended December 31, 2004 and 2005 and for the periods January 1, 2006 to May 9, 2006 and May 10, 2006 to December 31, 2006 are as follows:

	Predecessor			Successor May 10 to December 31, 2006
	Year Ended December 31, 2004	Year Ended December 31, 2005	January 1 to May 9, 2006
Components of net periodic pension cost (benefit) and total pension expense
Service cost	745	812	318	497
Interest cost	1,120	1,217	442	902
Expected return on plan assets	(960)	(1,099)	(393)	(817)
Amortization of transitional obligation	38	26	—	—
Amortization of prior service cost	87	55	24	—
Recognized actuarial loss	279	334	154	—
Curtailments	—	—	—	(2,210)
Special termination benefits	—	—	—	779

Net periodic pension cost (benefit)	$1,309	$1,345	$545	$(849)

The amounts recognized in the Consolidated Balance Sheets as of December 31, 2005 and 2006 are as follows:

	Predecessor 2005	Successor 2006
Amounts recognized in Consolidated Balance Sheets
Prepaid benefit cost	$2,163	$—
Accrued benefit liability	(7,535)	(5,293)
Intangible asset	22	—
Accumulated other comprehensive income	5,477	216

net amount recognized	$127	$(5,077)

The Company develops its pension benefit costs and credits from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. A key assumption used in valuation of the projected benefit obligation is that of the discount rate. In setting this rate, the Company utilized several bond indexes including the annualized Moody’s “Aa rated” 20-year bond index, the Citigroup Yield Curve and the Aon Yield Curve as it believes they most closely match the timing of expected future benefit payments. The indexes ranged from 5.75% to 6.00% and the Company elected to use a discount rate of 5.88% as of the December 31, 2006 valuation. Assumptions used to determine the benefit obligation at December 31 and net periodic benefit cost for the years ended December 31 are detailed below:

	Predecessor 2005	Successor 2006
Weighted-average assumptions used in computing projected benefit obligation at December 31
Discount rate for determining benefit obligations	5.50%	5.88%
Rate of compensation increase	4.00%	4.00%

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

	Predecessor			Successor May 10 to December 31, 2006
	Year Ended December 31, 2004	Year Ended December 31, 2005	January 1 to May 9, 2006
Weighted-average assumptions used in computing net periodic pension cost as and for the periods ending:
Discount rate	6.25%	6.00%	5.50%	6.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%
Expected rate of return on plan assets	8.00%	8.00%	8.00%	8.00%

As noted above, the Company uses the Moody’s “Aa rated” 20-year bond index as of the commencement of the applicable period to calculate the net periodic benefit cost. The rate at January 1, 2006 was 5.50% and increased to 6.25% at April 30, 2006 following a similar trend that other interest rate indexes experienced over the applicable period.

The Significant assumptions regarding Plans assets are set forth below:

	Target Allocation	Predecessor 2005	Successor 2006
Plans Assets
Equity securities	60%	65%	67%
Fixed income	40%	33%	33%
Money market	0%	2%	0%
Market value of assets		market value	market value
Amortization method for prior service costs		straight-line	straight-line
Amortization method for gains and losses		straight-line	straight-line
Measurement date		12/31/05	12/31/06

Approximate benefit payments expected to be paid in each of the succeeding five years and in the aggregate for the five years thereafter are as follows: 2007—$729, 2008—$879, 2009—$919, 2010—$942, 2011—$1,117 and 2012 to 2016—$6,311.

The Company expects to make contributions to the Plans of approximately $33 during 2007.

The long-term rate of return of the Plans’ investment allocation is designed to be commensurate with a conservatively managed balance allocation. The funds’ assets are to be allocated among intermediate term, high-quality corporate and government bonds and large cap domestic based growth stocks.

The returns should benchmark the Lipper Balance Funds index. Should the Plans’ investment committee wish to take a more aggressive approach, the allocation may be adjusted to a higher proportion of equity holdings and a more defensive approach will result in less equity allocation.

As part of investment policies and strategies, Feralloy and the Plans’ investment committee will meet at least once a year to review and formulate the specific investments and allocations. Any adjustments that are deemed necessary will be based on specific criteria, i.e., necessary funding, Plan obligations, expenses and liquidity needed.

The Company makes discretionary contributions to various defined contribution employee benefit plans and matches a portion of the participant’s contribution to retirement plans. Total contributions relating to these plans

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

were approximately $1,074, $1,155, $813, and $455 for the years ended December 31, 2004 and 2005 and for the periods from January 1, 2006 to May 9, 2006 and May 10, 2006 to December 31, 2006, respectively. Employee contributions are limited to the Internal Revenue Service established annual dollar limits. Employee eligibility ranges from after 1 month of service to 6 months with enrollment entry dates varying. Employee contributions vest immediately with the Company’s contributions vesting after up to 6 years.

Effective December 31, 2006, the Company adopted a change to freeze the benefits under the Company’s Non-Union Pension Plan, a defined benefit pension plan and instituted a new defined contribution plan effective January 1, 2007. As a result the Company recognized a pension curtailment gain of $2,210 in the fourth quarter of fiscal year 2006 in accordance with Statement of Financial Accounting Standard No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

A Participation Agreement has been agreed to in principle among Platinum and executive management of PNA. It is expected that the plan will provide for the management team of PNA to receive up to 10% of any return of capital Platinum receives in excess of $35,000 upon the occurrence of a qualifying event defined as (1) a sale of substantially all of the assets or common stock of the Company, (2) the consummation of a public offering of stock, or (3) the payment of certain dividends to Platinum. The participants vest 25% each year over three years plus 25% at inception of the plan. Any vested amounts paid under the plan will be treated as compensation at the PNA level. The plan remains subject to definitive documentation.

Note 11.	Related Parties

Receivables from affiliates represent an amount due from our Mexican joint-venture Acero Prime. Payables to affiliates represents amounts due to two domestic joint ventures who are parties to the group cash management system and who have positive cash balances with the Company. Dividends paid to minority interest holders totaled $1,323, $1,862, $343, and $2,058 for the years ended December 31, 2004 and 2005 and the periods from January 1, 2006 to May 9, 2006 and May 10, 2006 to December 31, 2006, respectively.

PNA paid dividends of $2,000 to Preussag during the year ended December 31, 2004 and the period from January 1, 2006 to May 9, 2006. Dividends paid to PNAG Holding during the period from May 9, 2006 to December 31, 2006 consisted of the non-cash real estate transfer valued at $34,502 and cash dividends of $7,100 plus $54,221 representing the return of capital received at the time of the acquisition of MSC.

The Company pays Platinum an annual monitoring fee of $5,000 pursuant to a corporate advisory services agreement.

Note 12.	Commitments and Contingencies

The Company is involved in several legal proceedings, claims and litigation arising in the ordinary course of business. Management presently believes that the outcome of each such pending proceeding or claim will not have a material adverse effect on the consolidated financial position of the Company or on the consolidated results of operations. Should any losses be sustained in connection with any proceeding or claim in excess of provisions, the amount will be charged to income in the future.

The Company had purchase commitments of approximately $259,032 for inventory at December 31, 2006. These commitments were made to assure the Company a normal supply of stock and, in management’s opinion, will be sold to obtain normal profit margins.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

The consolidated group leases real estate, office space, data processing equipment automobiles and trucks. Several of the leases require the lessee to pay taxes, maintenance and other operating expenses.

Our minimum lease obligations for continuing operations under certain long-term non-cancelable operating lease agreements for office space, warehouse space, auto and truck leases and office equipment are as follows:

Year ended December 31,
2007	$4,640
2008	3,717
2009	2,756
2010	1,891
2011	1,231
2012 and thereafter	5,183

$19,418

Rent expense under non-capitalized, non-cancellable lease agreements was $6,815, $6,739, $1,599 and $3,049 for the years ended December 31, 2004 and 2005 and for the periods from January 1, 2006 to May 9, 2006 and May 10, 2006 to December 31, 2006, respectively.

Note 13.	Income Taxes

Income tax expense (benefit) attributable to income consists of:

	Predecessor			Successor May 10 to December 31, 2006
	Year Ended December 31, 2004	Year Ended December 31, 2005	January 1 to May 9, 2006
Current	$45,167	$17,023	$10,686	$26,892
Deferred	8,865	4,802	(540)	(2,226)

	$54,032	$21,825	$10,146	$24,666

Income tax expense (benefit) attributable to income/(loss) differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income from operations as a result of the following:

	Predecessor			Successor May 10 to December 31, 2006
	Year Ended December 31, 2004	Year Ended December 31, 2005	January 1 to May 9, 2006
Computed tax expense	$49,926	$20,129	$9,503	$23,336
State income tax expense, net of federal benefit	4,332	1,208	971	1,961
Change in valuation allowance	(800)	(100)	—	—
Other	574	588	(328)	(631)
	$54,032	$21,825	$10,146	$24,666

Effective tax rate	37.9%	37.9%	37.4%	37.0%

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below as of December 31, 2005 and 2006:

	Predecessor 2005	Successor 2006
Current deferred tax assets
Inventory	$3,291	$4,136
Insurance	1,014	478
Accrued pension	1,359	—
Allowance for doubtful accounts	2,089	2,088
Accrued expenses	340	897
State net operating losses	210	—
Other	297	107

Total current deferred tax assets	8,600	7,706

Non-current deferred tax assets
Fixed assets, depreciation and amortization	—	3,690
Accrued pension	—	2,076
Deferred financing costs	—	1,248
Retirement plan	834	—
Other	—	352

	834	7,366

Non-current deferred tax liabilities
Property, plant & equipment	(11,539)	—
Intangible amortization	—	(6,867)
Book/tax difference in partnership	(1,810)	(1,709)
Other	(347)	(395)

	(13,696)	(8,971)

Total non-current deferred net tax liabilities	(12,862)	(1,605)

Net deferred tax asset (liability)	$(4,262)	$6,101

Note 14.	Business Segment Information

The Company has two reportable segments based along product lines—the long products and plate segment and the flat rolled segment. The long products and plate segment distributes numerous products including structural beams, tubing, plates, sheets and pipes and provides some value-added steel processing capabilities that includes saw-cutting and T-splitting. The flat rolled segment offers hot rolled, hot rolled pickled and oiled, cold rolled and galvanized and other coated coil and sheet products. Virtually all of the steel sold by the flat rolled segment receives value-added processing such as temper-passing, leveling or slitting. Through this segment, the Company also performs a substantial amount of tolling, in which it processes steel for a fee, but does not take title to the inventory.

As discussed in Note 1, the Company conducts its steel services business through four operating subsidiaries: Infra-Metals, Delta, Feralloy and MSC. The operations of Feralloy comprise the flat rolled segment products while Infra-Metals, Delta and MSC are aggregated to constitute the long products and plate segment

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

based on the entities’ product lines and their exhibiting similar economic characteristics, products, customers and delivery methods. The primary measures of performance used by management in evaluating the segments are net sales and operating income.

The results of Travel Main, which do not constitute a reportable segment, are combined with holding company revenue and expenses, and consolidation eliminations and reclassifications and disclosed as corporate and other for purposes of reconciling segment reporting disclosures to the Consolidated Financial Statements.

The Company uses the same accounting policies to generate segment results as it does for its consolidated results. None of the operating business segments relies on any one major customer. All of the Company’s goodwill is included as part of the long products and plate segment total assets.

	Long Products and Plate	Flat Rolled	Corporate and Other	Total
Predecessor Company

Year ended December 31, 2004
Net sales to external customers	$654,561	$555,652	$—	$1,210,213
Operating costs and expenses	565,308	492,249	3,580	1,061,137
Operating income (loss)	89,253	63,403	(3,580)	149,076
Capital spending	3,614	604	—	4,218
Total Segment Assets	312,994	272,966	3,360	589,320
Depreciation and amortization	4,109	6,018	21	10,148
Income from equity investments	—	1,607	—	1,607
Interest expense	5,363	5,509	(4,103)	6,769

Year Ended December 31, 2005
Net sales to external customers	$728,680	$521,609	$—	$1,250,289
Operating costs and expenses	672,873	511,875	2,633	1,187,381
Operating income (loss)	55,807	9,734	(2,633)	62,908
Capital spending	5,246	1,081	—	6,327
Total Segment Assets	317,177	181,575	5,344	504,096
Depreciation and amortization	3,910	5,542	14	9,466
Income from equity investments	—	1,546	—	1,546
Interest expense	4,985	5,287	(4,753)	5,519

Period from January 1 to May 9, 2006
Net sales to external customers	$315,034	$172,156	$—	$487,190
Operating costs and expenses	286,045	167,869	4,733	458,647
Operating income (loss)	28,989	4,287	(4,733)	28,543
Capital spending	1,928	532	—	2,460
Total Segment Assets	398,008	187,553	6,650	592,211
Depreciation and amortization	1,293	1,967	2	3,262
Income from equity investments	—	770	—	770
Interest expense	1,690	968	(1,283)	1,375

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

	Long Products and Plate	Flat Rolled	Corporate and Other	Total

Successor Company

Period from May 10 to December 31, 2006
Net sales to external customers	$764,380	$309,821	$0	$1,074,201
Operating costs and expenses	684,478	295,006	3,853	983,337
Operating income (loss)	79,902	14,815	(3,853)	90,864
Capital spending	3,684	1,218	—	4,902
Total Segment Assets	522,363	164,706	49,685	736,754
Depreciation and amortization	5,907	1,760	259	7,926
Income from equity investments	—	942	—	942
Interest expense	17,399	7,385	(2,160)	22,624

Intersegment net sales were not significant. Travel Main charges rent to the operating subsidiaries of PNAG. Rent charged by Travel Main to the long products and plate segment and the flat rolled segment were $1,833 and $613, respectively, for the period from May 10, 2006 to December 31, 2006.

Note 15.	Common Stock

As discussed in Note 2 Business Combinations, on May 9, 2006 Platinum Equity, LLC closed the purchase of PNA whereby Travel Merger, then a wholly owned subsidiary of PNAG Holding, merged with and into PNA with PNA being the surviving corporation. For each of the periods presented herein, PNA had 1,000 shares outstanding with no dilution. All shares outstanding are common shares and have equal voting, liquidation and preference rights.

Note 16.	Supplemental Guarantor Information

As discussed in Note 8, Long-Term Debt, in August 2006 the Company issued the Senior Notes with an aggregate principal amount of $250,000 bearing interest at a rate per annum equal to 10.75%. The Senior Notes are fully and unconditionally guaranteed on a senior subordinated basis by substantially all of the Company’s wholly owned subsidiaries (the “Subsidiary Guarantors”) on a joint and several basis. Non-guarantor subsidiaries consist of those entities which hold interests in joint ventures, including joint ventures in which the Company owns a greater than 50% interest (and are therefore consolidated), those in which less than 50% is owned by the Company and entities consolidated in accordance with FIN 46(R) in which the Company is the primary beneficiary. The Company does not have operations independent of the Subsidiary Guarantors and there are no restrictions on the ability of the Company to obtain funds from Subsidiary Guarantors. The guarantees of the Senior Notes rank equal with existing and future senior debt and senior to any secured debt of the Subsidiary Guarantor and subordinate to the Company’s senior secured credit facility.

Set forth below is additional information regarding (i) the results of operations and cash flows of PNA Group, Inc. and its guarantor and non-guarantor subsidiaries for the years ended December 31, 2004 and 2005, and the period from January 1, 2006 to May 9, 2006 and the financial position as of December 31, 2005 (Predecessor period) and (ii) the financial position, results of operations and cash flows of PNA Group, Inc. and its guarantor and non-guarantor subsidiaries as of December 31, 2006 and for the period from May 10, 2006 to December 31, 2006 (Successor period).

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

Predecessor Company

PNA Group, Inc.

Condensed Consolidating Statement of Income

For the Year Ended December 31, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Net revenue	$—	$1,204,118	$7,799	$(1,704)	$1,210,213
Cost and expenses:
Cost of materials sold	—	910,747	—	(1,704)	909,043
Processing, distribution and selling, general and administrative expenses	2,961	134,491	4,494	—	141,946
Depreciation and amortization	619	8,791	738	—	10,148

Total operating costs and expenses	3,580	1,054,029	5,232	(1,704)	1,061,137

Operating (loss) income	(3,580)	150,089	2,567	—	149,076
Interest (income) expense	(4,103)	10,883	(11)	—	6,769
Income from equity investments	(87,562)	(2,918)	(1,607)	90,480	(1,607)

Income before minority interest and income tax expense	88,085	142,124	4,185	(90,480)	143,914
Minority interest	—	—	1,267	—	1,267

Income before income tax expense	88,085	142,124	2,918	(90,480)	142,647
Income tax (benefit) expense	(530)	54,562	—	—	54,032

Net income	$88,615	$87,562	$2,918	$(90,480)	$88,615

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Cash flows from operating activities
Net income	$88,615	$87,562	$2,918	$(90,480)	$88,615
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization	619	8,791	738	—	10,148
Provision for bad debts	—	5,060	—	—	5,060
Deferred income taxes	—	8,865	—	—	8,865
Loss on disposal of fixed assets	—	(740)	—	—	(740)
Minority interests	—	—	1,267	—	1,267
Income from equity investments	(87,562)	(2,918)	(1,607)	90,480	(1,607)
Dividends received from equity investments	—	—	516	—	516
(Increase) decrease in
Accounts receivable	—	(57,574)	58	—	(57,516)
Receivables from/payables to affiliates	(91,431)	94,443	(1,272)	—	1,740
Inventories	—	(139,922)	—	—	(139,922)
Other assets	14,083	(11,784)	80	—	2,379
Increase (decrease) in
Payables	12,836	(251)	(45)	—	12,540
Accruals	(9,543)	32,028	52	—	22,537

Net cash (used in) provided by operating activities	(72,383)	23,560	2,705	—	(46,118)

Cash flows from investing activities
Purchases of property, plant and equipment	(5)	(4,196)	(17)	—	(4,218)
Proceeds from disposals of property, plant and equipment	—	1,108	—	—	1,108

Net cash used in investing activities	(5)	(3,088)	(17)	—	(3,110)

Cash flows from financing activities
Net proceeds (repayment) on revolving credit facility	79,900	—	—	—	79,900
Proceeds (repayment) of term loan .	(5,284)	—	—	—	(5,284)
Other long-term debt	—	(68)	12	—	(56)
Repayment of subordinated loan	—	(20,000)	—	—	(20,000)
Deferred financing costs	(234)	(131)	—	—	(365)
Dividend paid to minority interest holders	—	—	(1,323)	—	(1,323)
Dividends received from subsidiaries	—	1,377	—	(1,377)	—
Dividends paid to parent	—	—	(1,377)	1,377	—
Dividends paid to stockholder	(2,000)	—	—	—	(2,000)

Net cash provided by (used in) financing activities	72,382	(18,822)	(2,688)	—	50,872

Net (decrease) increase in cash and cash equivalents	(6)	1,650	—	—	1,644
Cash and cash equivalents at beginning of period	8	1,078	2	—	1,088

Cash and cash equivalents at end of period	$2	$2,728	$2	$—	$2,732

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Balance Sheet

As of December 31, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$2,192	$18	$—	$2,210
Accounts receivable less allowance for doubtful accounts	—	147,396	669	—	148,065
Inventories, net	—	208,980	—	—	208,980
Intercompany receivables—current	178,258	—	888	(179,146)	—
Other current assets	1,808	22,850	47	—	24,705

Total current assets	180,066	381,418	1,622	(179,146)	383,960
Property, plant and equipment, net	11	89,908	5,281	—	95,200
Goodwill	—	13,053	—	—	13,053
Deferred financing costs, net	2,333	—	—	—	2,333
Intercompany receivables—noncurrent	82,500	—	—	(82,500)	—
Equity investments	88,575	10,627	8,098	(99,202)	8,098
Other noncurrent assets	—	1,452	—	—	1,452

Total assets	$353,485	$496,458	$15,001	$(360,848)	$504,096

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$53	$105,606	$205	$—	$105,864
Intercompany payables—current	—	178,607	539	(179,146)	—
Other current liabilities	9,847	20,816	376	—	31,039

Total current liabilities	9,900	305,029	1,120	(179,146)	136,903
Long term debt, net of current maturities	58,638	394	—	—	59,032
Intercompany payables—noncurrent	—	82,500	—	(82,500)	—
Minority interest	—	—	2,817	—	2,817
Other noncurrent liabilities	—	19,960	437	—	20,397

Total liabilities	68,538	407,883	4,374	(261,646)	219,149

Total stockholder’s equity	284,947	88,575	10,627	(99,202)	284,947

Total liabilities and stockholder’s equity	$353,485	$496,458	$15,001	$(360,848)	$504,096

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Statement of Income

For the Year Ended December 31, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Net revenue	$—	$1,240,611	$9,701	$(23)	$1,250,289
Cost and expenses:
Cost of materials sold	—	1,050,041	—	(23)	1,050,018
Processing, distribution and selling, general and administrative expenses	2,055	119,647	6,195	—	127,897
Depreciation and amortization	578	8,239	649	—	9,466

Total operating costs and expenses	2,633	1,177,927	6,844	(23)	1,187,381

Operating (loss) income	(2,633)	62,684	2,857	—	62,908
Interest (income) expense	(4,753)	10,336	(64)	—	5,519
Income from equity investments	(34,426)	(3,044)	(1,546)	37,470	(1,546)

Income before minority interest and income tax expense	36,546	55,392	4,467	(37,470)	58,935
Minority interest	—	—	1,423	—	1,423

Income before income tax expense	36,546	55,392	3,044	(37,470)	57,512
Income tax expense	859	20,966	—	—	21,825

Net income	$35,687	$34,426	$3,044	$(37,470)	$35,687

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Cash flows from operating activities
Net income	$35,687	$34,426	$3,044	$(37,470)	$35,687
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization	578	8,239	649	—	9,466
Provision for bad debts	—	(10)	—	—	(10)
Deferred income taxes	—	4,802	—	—	4,802
Gain on disposal of fixed assets	—	108	—	—	108
Minority interests	—	—	1,423	—	1,423
Income from equity investments	(34,426)	(3,044)	(1,546)	37,470	(1,546)
Dividends received from equity investments	—	—	611	—	611
Increase in equity investment	—	—	(560)	—	(560)
(Increase) decrease in
Accounts receivable	—	2,943	(290)	—	2,653
Receivables from/payables to affiliates	148,860	(148,116)	(2,522)	—	(1,778)
Inventories	—	83,993	—	—	83,993
Other assets	(580)	(3,024)	(35)	—	(3,639)
Increase (decrease) in
Payables	53	32,115	56	—	32,224
Accruals	(2,993)	(7,350)	(6)	—	(10,349)

Net cash provided by operating activities	147,179	5,082	824	—	153,085

Cash flows from investing activities
Return of capital from equity investments	—	—	1,241	—	1,241
Purchases of property, plant and equipment	—	(6,133)	(194)	—	(6,327)
Proceeds from disposals of property, plant and equipment	—	578	7	—	585

Net cash (used in) provided by investing activities	—	(5,555)	1,054	—	(4,501)

Cash flows from financing activities
Net proceeds (repayment) on revolving credit facility	(121,668)	—	—	—	(121,668)
Repayment of term loan .	(24,716)	—	—	—	(24,716)
Other long-term debt	—	(63)	—	—	(63)
Deferred financing costs	(797)	—	—	—	(797)
Dividend paid to minority interest holders	—	—	(1,862)	—	(1,862)

Net cash (used in) provided by financing activities	(147,181)	(63)	(1,862)	—	(149,106)

Net (decrease) increase in cash and cash equivalents	(2)	(536)	16	—	(522)
Cash and cash equivalents at beginning of period	2	2,728	2	—	2,732

Cash and cash equivalents at end of period	$—	$2,192	$18	$—	$2,210

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Statement of Income

For the Period from January 1, 2006 to May 9, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Net revenue	$—	$478,212	$4,246	$4,732	$487,190
Cost and expenses:
Cost of materials sold	—	396,880	—	4,732	401,612
Processing, distribution and selling, general, and administrative expenses	4,821	46,510	2,442	—	53,773
Depreciation and amortization	2	3,039	221	—	3,262

Total operating costs and expenses	4,823	446,429	2,663	4,732	458,647

Operating (loss) income	(4,823)	31,783	1,583	—	28,543
Interest (income) expense	(1,283)	2,675	(17)	—	1,375
Income from equity investments	(20,544)	(1,582)	(770)	22,126	(770)

Income before minority interest and income tax expense	17,004	30,690	2,370	(22,126)	27,938
Minority interest	—	—	788	—	788

Income before income tax expense	17,004	30,690	1,582	(22,126)	27,150
Income tax (benefit) expense	—	10,146	—	—	10,146

Net income	$17,004	$20,544	$1,582	$(22,126)	$17,004

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Statement of Cash Flows

For the Period from January 1, 2006 to May 9, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Cash flows from operating activities
Net income	$17,004	$20,544	$1,582	$(22,126)	$17,004
Adjustments to reconcile net income to net cash (used in) provided by operating activities Depreciation and amortization	2	3,039	221	—	3,262
Provision for bad debts	—	462	—	—	462
Deferred income taxes	—	(540)	—	—	(540)
Minority interests	—	—	788	—	788
Income from equity investments	(20,544)	(1,582)	(770)	22,126	(770)
(Increase) decrease in
Accounts receivable	—	(27,094)	(360)	—	(27,454)
Receivables from/payables to affiliates	(18,617)	17,187	(463)	—	(1,893)
Inventories	—	(66,677)	(147)	—	(66,824)
Other assets	1,426	10,171	(6)	—	11,591
Increase (decrease) in
Payables	25	43,494	2	—	43,521
Accruals	(3,912)	1,801	(109)	—	(2,220)

Net cash (used in) provided by operating activities	(24,616)	805	738	—	(23,073)

Cash flows from investing activities
Purchases of property, plant and equipment	—	(2,416)	(44)	—	(2,460)

Net cash used in investing activities	—	(2,416)	(44)	—	(2,460)

Cash flows from financing activities
Net proceeds (repayment) on revolving credit facility	(54,458)	—	—	—	(54,458)
Proceeds (repayment) of term loan .	85,000	—	—	—	85,000
Other long-term debt	—	72	—	—	72
Deferred financing costs	(3,429)	(6)	—	—	(3,435)
Dividend paid to minority interest holders	—	—	(343)	—	(343)
Dividends paid to parent	—	357	(357)	—	—
Dividends paid to stockholder	(2,000)	—	—	—	(2,000)

Net cash provided by (used in) financing activities	25,113	423	(700)	—	24,836

Net increase (decrease) in cash and cash equivalents	497	(1,188)	(6)	—	(697)
Cash and cash equivalents at beginning of period	—	2,192	18	—	2,210

Cash and cash equivalents at end of period	$497	$1,004	$12	$—	$1,513

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

Successor Company

PNA Group, Inc.

Condensed Consolidating Balance Sheet

As of December 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$2,743	$458	$—	$3,201
Restricted cash	—	—	1,063	—	1,063
Accounts receivable less allowance for doubtful accounts	—	188,210	701	—	188,911
Inventories, net	—	410,604	—	—	410,604
Intercompany receivables—current	246,461	760	13,282	(260,503)	—
Other current assets	1,334	12,745	6,679	—	20,758

Total current assets	247,795	615,062	22,183	(260,503)	624,537
Property, plant and equipment, net	24	31,419	30,099	—	61,542
Goodwill	—	9,886	—	—	9,886
Intangible assets, net	—	19,338	—	—	19,338
Deferred financing costs, net	9,897	—	1,140	—	11,037
Intercompany receivables—noncurrent	250,000	—	—	(250,000)	—
Equity investments	—	8,926	7,643	(8,926)	7,643
Other noncurrent assets	—	1,810	961	—	2,771

Total assets	$507,716	$686,441	$62,026	$(519,429)	$736,754

Liabilities and Stockholder’s Equity (Deficit)
Current liabilities
Accounts payable	$—	$141,353	$241	$—	$141,594
Intercompany payables—current	—	260,180	323	(260,503)	—
Other current liabilities	28,047	28,447	677	—	57,171

Total current liabilities	28,047	429,980	1,241	(260,503)	198,765
Long term debt, net of current maturities	413,539	—	49,875	—	463,414
Intercompany payables—noncurrent	—	250,000	—	(250,000)	—
Minority interest	—		1,547	—	1,547
Other noncurrent liabilities	—	6,461	437	—	6,898

Total liabilities	441,586	686,441	53,100	(510,503)	670,624

Total stockholder’s equity (deficit)	66,130	—	8,926	(8,926)	66,130

Total liabilities and stockholder’s equity (deficit)	$507,716	$686,441	$62,026	$(519,429)	$736,754

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Statement of Income

For the Period from May 10, 2006 to December 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Net revenue	$—	$1,068,126	$10,145	$(4,070)	$1,074,201
Cost and expenses:
Cost of materials sold	—	865,884	11	(1,624)	864,271
Processing, distribution and selling, general, and administrative expenses	3,556	105,608	4,422	(2,446)	111,140
Depreciation and amortization	4	7,410	512	—	7,926

Total operating costs and expenses	3,560	978,902	4,945	(4,070)	983,337

Operating (loss) income	(3,560)	89,224	5,200	—	90,864
Interest (income) expense	(2,996)	24,823	797	—	22,624
Income from equity investments	(42,104)	(2,557)	(942)	44,661	(942)

Income before minority interest and income tax expense	41,540	66,958	5,345	(44,661)	69,182
Minority interest	—	—	1,471	1,036	2,507

Income before income tax expense	41,540	66,958	3,874	(45,697)	66,675
Income tax (benefit) expense	(469)	24,854	281	—	24,666

Net income	$42,009	$42,104	$3,593	$(45,697)	$42,009

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Statement of Cash Flows

For the Period from May 10, 2006 to December 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Cash flows from operating activities
Net income	$42,009	$42,104	$3,593	$(45,697)	$42,009
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization	4	7,410	512	—	7,926
Provision for bad debts	—	667	—	—	667
Deferred income taxes	—	(2,327)	101	—	(2,226)
Minority interests	—	—	1,471	1,036	2,507
Income from equity investments	(42,104)	(2,557)	(942)	44,661	(942)
Dividends received from equity investments	—	—	1,165	—	1,165
(Increase) decrease in
Accounts receivable	—	2,374	334	—	2,708
Receivables from/payables to affiliates	(282,234)	279,166	556	—	(2,512)
Inventories	—	(98,599)	—	—	(98,599)
Other assets	—	(6,464)	(912)	—	(7,376)
Increase (decrease) in
Payables	19,474	(39,285)	61	—	(19,750)
Accruals	—	18,543	246	—	18,789

Net cash (used in) provided by operating activities	(262,851)	201,032	6,185	—	(55,634)

Cash flows from investing activities
Increase in restricted cash	—	—	(1,063)	—	(1,063)
Purchases of property, plant and equipment	—	(4,805)	(97)	—	(4,902)
Proceeds from disposals of property, plant and equipment	—	4,558	—	—	4,558
Acquisition of PNA Group, Inc., net of cash acquired	(261,568)	—	—	—	(261,568)
Acquisition of MSC, net of cash acquired	(53,700)	—	—	—	(53,700)

Net cash used in investing activities	(315,268)	(247)	(1,160)	—	(316,675)

Cash flows from financing activities
Proceeds from bond issue	250,000	—	—	—	250,000
Net proceeds (repayment) on revolving credit facility	162,521	—	—	—	162,521
Proceeds (repayment) of term loan .	(85,000)	—	—	—	(85,000)
Other long-term debt	—	(340)	—	—	(340)
Proceeds from mortgages on real estate	—	—	49,875	—	49,875
Issuance of common stock	62,500	—	—	—	62,500
Capital contribution from parent	54,221	—	—	—	54,221
Deferred financing costs	(7,313)	—	(1,140)	—	(8,453)
Dividend paid to minority interest holders	—	—	(2,058)	—	(2,058)
Dividends received from subsidiaries	202,014	3,307	—	(205,321)	—
Dividends paid to parent	(61,321)	(202,014)	(3,307)	205,321	(61,321)
Dividends paid to stockholder	—	—	(47,948)	—	(47,948)

Net cash provided by (used in) financing activities	577,622	(199,047)	(4,578)	—	373,997

Net increase (decrease) in cash and cash equivalents	(497)	1,738	447	—	1,688
Cash and cash equivalents at beginning of period	497	1,005	11	—	1,513

Cash and cash equivalents at end of period	$—	$2,743	$458	$—	$3,201

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

Note 17.	Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instruments, or SFAS 155, which eliminates the exemption from applying Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also allows the election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 155 is not expected to materially impact the Company’s consolidated financial position, results of operations or cash flows.

In March 2006, the FASB issued Statement of Financial Accounting Standard No. 156, Accounting for Servicing of Financial Assets, or SFAS 156, which requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value. SFAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Adoption is required as of the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 156 is not expected to materially impact the Company’s consolidated financial position, results of operations or cash flows.

In June 2006, Emerging Issues Task Force Issue No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), or EITF 06-3, was issued. EITF 06-3 requires disclosure of the presentation of taxes on either a gross (included in net sales and costs) or a net (excluded from revenue) basis as an accounting policy decision. The provisions of this standard are effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 is not expected to impact the Company’s consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109, Accounting for Income Taxes, or FIN 48, which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 became effective on January 1, 2007 with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company is currently evaluating the possible impact of FIN 48 on its consolidated financial statements, and while its analysis of the impact of this interpretation is not yet complete, the Company does not anticipate it will have a material impact on its retained earnings at the time of adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements, or SFAS 157, which establishes a framework for measuring fair value and expands disclosure about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not require any new fair value measurements. The application of this Statement relates to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. The definition of fair value retains the exchange price

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

notion and clarifies that the exchange price is the price in an orderly transaction between market participants. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability. SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. Adoption is required as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted. The provisions of this Statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied. The Company is in the process of evaluating what, if any, effect the adoption of SFAS 157 may have on its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (rollover method) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. The adoption of SAB 108 did not materially impact the Company’s consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 permits companies to measure financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that select different measurement attributes for similar types of assets and liabilities. The Company is in the process of evaluating what, if any, effect adoption of SFAS 159 may have on its financial statements when SFAS 159 is adopted effective January 1, 2008.

Note 18.	Subsequent Events

PNA Intermediate Holding Corporation (“PNA Intermediate”) was incorporated in Delaware on January 25, 2007 as a wholly owned subsidiary of PNAG Holding. The capital stock of PNA was contributed by PNAG Holding to PNA Intermediate.

On April 30, 2007, PNAG Holding, our indirect parent, filed an initial registration statement on Form S-1 with the Securities and Exchange Commission relating to a proposed initial public offering of its common stock. Simultaneous with the consummation of the offering, the stock of Travel Main held by PNAG Holding will be transferred by way of dividend to a newly created parent LLC of PNAG Holding, which will be wholly owned by Platinum. The transfer will occur because ownership of real estate assets is not a core business of PNA and PNAG Holding’s stockholders wish to separate the real estate assets from the operations of PNA. While the transaction is not expected to result in pre-tax book gain or loss, PNA expects the transfer to result in a gain for tax return purposes resulting in a tax liability payable in cash by the Company of approximately $8,400 which will be recorded as income tax expense at the PNA level. In addition, in accordance with FIN 46(R), the Company anticipates it will hold an implicit variable interest in Travel Main’s subsidiaries and will be the primary beneficiary of these variable interest entities. Accordingly, the combined financial statements of Travel Main’s subsidiaries will be consolidated into the Company’s consolidated financial statements.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2005 and 2006

(dollars in thousands)

As discussed in Note 10, Retirement Benefits and Compensation Plan, Platinum and PNAG senior management have been operating under a Participation Plan agreed to in principle. The Participation Agreement was formally adopted effective May 17, 2007.

Subsequent to June 30, 2007, the Company determined that the quality of certain material it received primarily during the second quarter of fiscal year 2007 from steel traders dealing with certain foreign suppliers is inconsistent with the mill’s certification of the steel specifications that accompanied such material. The Company is currently in a dispute with such steel traders regarding the quality of specific orders of steel purchased from these suppliers. Management believes there may be limited ability to ultimately recover from the foreign suppliers to the extent that any valid claims are made against the Company for which the Company does not carry, or does not carry sufficient, insurance coverage. As the Company, consistent with industry practice, does not generally perform independent testing of the steel it receives from mills with mill certifications, we are currently evaluating the extent to which we may have received similarly non-conforming steel from foreign suppliers through various steel traders in prior periods. Management is not able at this time to determine what, if any, effect these events may have on the Company’s consolidated financial position or consolidated results of operations in the future.

PNA GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except shares)

	Successor
	December 31, 2006	March 31, 2007
Assets
Current assets
Cash and cash equivalents	$3,201	$2,918
Restricted cash	1,063	1,976
Accounts receivable, less allowance for doubtful accounts of $5,513 and $5,430, respectively	188,911	201,647
Inventories, net	410,604	394,955
Receivables from affiliates	3,906	4,172
Other current assets	16,852	13,238

Total current assets	624,537	618,906
Property, plant and equipment, net	61,542	65,528
Goodwill	9,886	9,886
Intangible assets, net	19,338	17,947
Deferred financing costs, net	11,037	11,102
Equity investments	7,643	7,781
Other noncurrent assets	2,771	1,890

Total assets	$736,754	$733,040

Liabilities and Stockholder's Equity
Current liabilities
Accounts payable	$141,594	$136,097
Payables to affiliates	603	419
Other payables	48,096	32,037
Income taxes payable	8,472	4,488

Total current liabilities	198,765	173,041
Long term debt, net of current maturities	463,414	478,750
Deferred income taxes	1,605	1,176
Accrued pension costs	5,293	4,260
Minority interest	1,547	1,717

Total liabilities	670,624	658,944

Commitments and contingencies	—	—
Stockholder’s equity
Common stock: $1 par value—1,000 shares authorized, issued and outstanding	1	1
Additional paid-in capital	66,259	66,617
Retained earnings	—	7,608
Accumulated other comprehensive deficit	(130)	(130)

Total stockholder’s equity	66,130	74,096

Total liabilities and stockholder’s equity	$736,754	$733,040

The accompanying notes are an integral part of these condensed consolidated financial statements.

PNA GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)

	Three Months Ended March 31,
	2006 Predecessor	2007 Successor
Net sales	$338,894	$407,322
Cost and expenses:
Cost of materials sold (exclusive of items shown below)	283,855	335,536
Processing	6,532	8,137
Distribution	5,520	5,591
Selling, general, and administrative	20,040	28,622
Amortization of intangibles	—	1,391
Depreciation	2,376	1,580

Total operating costs and expenses	318,323	380,857

Operating income	20,571	26,465
Interest expense	616	10,687
Income from equity investments	(564)	(453)

Income before minority interest and income tax expense	20,519	16,231
Minority interest	526	871

Income before income tax expense	19,993	15,360
Income tax expense	7,367	5,920

Net income	$12,626	$9,440

The accompanying notes are an integral part of these condensed consolidated financial statements.

PNA GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

THREE MONTHS ENDED MARCH 31, 2007

(dollars in thousands, except shares)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Deficit	Total
	Shares	Value
Successor
Balances at December 31, 2006	1,000	$1	$66,259	$—	$(130)	$66,130
Net income	—	—	—	9,440	—	9,440
Dividends paid	—	—	—	(1,832)	—	(1,832)
Net income of consolidated variable interest entity	—	—	358	—	—	358

Balances at March 31, 2007	1,000	$1	$66,617	$7,608	$(130)	$74,096

The accompanying notes are an integral part of these condensed consolidated financial statements.

PNA GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Three Months Ended March 31,
	2006 Predecessor	2007 Successor
Cash flows from operating activities
Net income	$12,626	$9,440
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	2,376	2,971
Provision for bad debts	100	230
Deferred income taxes	(586)	(103)
Minority interests	526	871
Income from equity investments	(564)	(453)
Dividends received from equity investments	—	315
(Increase) decrease in
Accounts receivable	(19,696)	(12,966)
Receivables from/payables to affiliates	(124)	(450)
Inventories	(33,477)	15,649
Other assets	6,061	4,176
Increase (decrease) in
Payables	17,346	(5,497)
Accruals	—	(16,979)
Income tax payable	—	(3,984)
Accrued pension cost	59	(1,033)

Net cash used in operating activities	(15,353)	(7,813)

Cash flows from investing activities
Increase in restricted cash	—	(913)
Purchases of property, plant and equipment	(2,135)	(4,631)

Net cash used in investing activities	(2,135)	(5,544)

Cash flows from financing activities
Net proceeds on revolving credit facility	26,336	15,367
Other long-term debt	—	(53)
Deferred financing costs	143	(65)
Dividend paid to minority interest holders	(343)	(343)
Dividends paid to stockholder	—	(1,832)

Net cash provided by financing activities	26,136	13,074

Net increase (decrease) in cash and cash equivalents	8,648	(283)
Cash and cash equivalents at beginning of period	2,210	3,201

Cash and cash equivalents at end of period	$10,858	$2,918

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$616	$17,818

Income taxes	$62	$10,060

The accompanying notes are an integral part of these condensed consolidated financial statements.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(dollars in thousands)

Note 1.	Description of Business

Description of Business

PNA Group, Inc. (“PNA”) is a holding company which provides management services to and conducts business through four operating subsidiaries. PNA and its subsidiaries are referred to collectively herein as the “Company” or “Successor Company”, “we”, “us” or “our”.

We are a leading national steel service center group that distributes steel products and provides value-added steel processing services to our customers, which are largely comprised of fabricators and original equipment manufacturers, across a diversified group of industries, including the non-residential construction, machinery and equipment, manufacturing, oil and gas, telecommunications and utilities markets. The Company distributes a variety of steel products, including a full line of structural and long products, plate, flat rolled coil, tubulars and sheet, as well as performs a variety of value-added processing services for our customers.

Historically, we have operated our business through three operating subsidiaries: Infra-Metals Company (“Infra-Metals”), Delta Steel, LP (“Delta”) and Feralloy Corporation (“Feralloy”). With the completion of the acquisition of Metals Supply Company, Ltd. (“Metals Supply” or “MSC”) on May 31, 2006, MSC became the Company’s fourth operating subsidiary.

On February 14, 2006, PNA Group Holding Corporation (“PNAG Holding”, formerly known as Travel Holding Corporation), an affiliate of Platinum Equity Capital Partners (“Platinum”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PNA and Preussag North America, Inc., PNA’s former owner (the “Seller”), to acquire all of the outstanding capital stock of PNA for cash consideration of $261,568, refinancing of existing indebtedness of $88,048, a $12,000 seller note and other consideration and costs of $3,762 (the “Platinum Acquisition”). On May 9, 2006, Platinum closed the acquisition of PNA whereby Travel Merger Corporation (“Travel Merger”) (a wholly owned subsidiary of Travel Holding Corporation, in turn a wholly owned subsidiary of Platinum) merged with and into PNA, with PNA being the surviving corporation.

Effective May 31, 2006, the Company completed the acquisition of MSC (the “MSC Acquisition”) pursuant to which PNA acquired all of the outstanding partnership interest of Metals Supply Company, Ltd. and Clinton & Lockwood, Ltd. (an affiliate of MSC) for cash consideration of approximately $33,253 and refinanced approximately $20,847 of Metals Supply’s then existing indebtedness.

PNA Intermediate Holding Corporation (“PNA Intermediate”) was incorporated in Delaware on January 25, 2007 as a wholly owned subsidiary of PNAG Holding. The capital stock of PNA was contributed by PNAG Holding to PNA Intermediate on January 29, 2007. As a result, PNA became a wholly-owned subsidiary of PNA Intermediate.

Basis of Presentation

Interim Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and, in the opinion of management, include all adjustments (consisting of normally recurring accruals) and disclosures considered necessary for a fair presentation of the consolidated financial position and results of operations of the Company and its subsidiaries as of and for the three months ended March 31, 2007. The Condensed Consolidated Balance

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

Sheet as of December 31, 2006 has been derived from the Company’s audited consolidated financial statements as of that date. The accompanying unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The consolidated results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year. For further information, these interim statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company’s December 31, 2006 Annual Report.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. In addition, in accordance with FASB Interpretation No. 46(R), or FIN 46(R), Consolidation of Variable Interest Entities, the Company consolidates certain variable interest entities of Travel Main, a wholly owned subsidiary of PNAG Holding, as to which it has determined that it is the primary beneficiary (see Variable Interest Entities below). Significant intercompany balances and transactions within the consolidated group have been eliminated in consolidation.

For purposes of the accompanying condensed consolidated financial statements, the results of operations of PNA for the three months ended March 31, 2007 are represented by the Successor Company balances and results of operations of PNA for the three month period ended March 31, 2006 are represented by the Predecessor Company balances for purposes of the accompanying Condensed Consolidated Financial Statements. As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the financial statements and footnotes are not comparable with those of the Predecessor Company.

Equity Investments

The equity method of accounting is used where the Company's investment in voting stock gives it the ability to exercise significant influence over the investee, generally 20% to 50%. The equity method is used to account for Feralloy's investments in Indiana Pickling and Processing Company (45% interest), Acero Prime S. de R.L. de C.V. (40% interest) and Oregon Feralloy Partners LLC (40% interest).

The Company had $4,429 and $4,590 of undistributed earnings in equity investments at December 31, 2006 and March 31, 2007, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Significant items subject to estimates and assumptions include the evaluation of the recoverability of the carrying value of long-lived assets and goodwill; valuation allowances for receivables, inventories and deferred income tax assets; legal and environmental liabilities; and assets and obligations related to employee benefit plans. Actual results could differ from those estimates and the differences could be material.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

Variable Interest Entities

In August 2006, we completed a real estate transfer pursuant to which we effectively transferred 18 of our real estate assets to 7 wholly owned subsidiaries of Travel Main, collectively referred to as Travel Main Subsidiaries, and then entered into 15 year operating leases with respect to these properties that provide for our continued use of them in our operations. Travel Main is a wholly owned subsidiary of PNAG Holding. The Travel Main Subsidiaries subsequently mortgaged the properties for amounts approximately equal to 75% of their appraised value.

While we are not a party to nor a guarantor of the mortgages, in accordance with FASB Interpretation No. 46(R), we hold an implicit variable interest in Travel Main’s subsidiaries and are the primary beneficiary of these variable interest entities. Accordingly the combined financial statements of Travel Main’s subsidiaries have been consolidated into our condensed consolidated financial statements.

The Combined Balance Sheet and Statement of Income of Travel Main’s subsidiaries follow.

COMBINED BALANCE SHEET DATA

Travel Main Subsidiaries

March 31, 2007
Assets
Current assets	$2,958
Property, plant and equipment	27,322
Other noncurrent assets
Deferred tax	6,711
Deferred financing costs	1,106

Total assets	$38,097

Liabilities and Stockholder’s Deficit
Current liabilities	$479
Long term debt, net of current maturities	49,669

Total liabilities	50,148

Stockholder’s deficit:
Capital	34,502
Deficit	(46,553)

Total stockholder’s deficit	(12,051)

Total liabilities and stockholder’s deficit	$38,097

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

COMBINED STATEMENT OF INCOME DATA

Travel Main Subsidiaries

Three Months Ended March 31, 2007
Rent revenue	$1,569
Cost and expenses
Selling, general, and administrative	26
Depreciation	143

Total costs and expenses	169

Operating income	1,400
Interest expense	808

Income before income tax expense	592
Income tax expense	234

Net income	$358

Significant Accounting Policies

Income Taxes

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109, Accounting for Income Taxes, or FIN 48, which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The impact of the Company’s reassessment of its tax positions in accordance with FIN 48 did not have a material impact on its results of operations, financial condition or liquidity.

The Company has determined it had no unrecognized tax benefits as of January 1, 2007 nor has there been an increase in the amount of unrecognized tax benefits as of March 31, 2007. Any potential penalties and interest related to unrecognized tax benefits would be reported as Interest expense in the accompanying interim condensed consolidated financial statements, and no such amounts have been recognized for the three months ended March 31, 2007. The tax years ended December 31, 2003, 2004 and 2005 remain open and subject to examination in the following significant income tax jurisdictions: Federal, Alabama, Arizona, California, Connecticut, Florida, Indiana, Illinois, Ohio, South Carolina, Texas, and Virginia. Income tax returns for the period January 1, 2006 to May 9, 2006 and for the year ended December 31, 2006 have not yet been filed.

Reclassification

Certain prior period amounts related to depreciation and amortization and deferred financing costs on the condensed consolidated statements of cash flows have been reclassified to conform to the current year financial statement presentation.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

Note 2.	Business Combinations

On May 9, 2006, Platinum closed on purchase to acquire all the outstanding capital stock of PNA from Preussag North America, Inc for cash consideration of $261,568, refinancing of existing indebtedness of $88,048, a $12,000 seller note and other consideration and costs of $3,762. The transaction was financed with new borrowings under PNA’s amended and restated senior secured credit facility of $290,747 and an equity investment of $62,500. The proceeds from the new borrowings and equity investment were used to pay approximately $261,568 in acquisition consideration to our former stockholder and to refinance approximately $88,048 of indebtedness then outstanding under PNA’s then existing senior secured credit facility.

Effective May 31, 2006, the Company completed the acquisition of MSC pursuant to which PNA acquired all of the outstanding partnership interests of MSC and Clinton & Lockwood, Ltd. (an affiliate of MSC) for cash consideration of approximately $33,253 and refinanced $20,847 of Metals Supply’s then existing indebtedness. The acquisition was financed initially by a $54,221 capital contribution from PNAG Holding. On July 17, 2006, PNA borrowed $38,021 under its amended and restated senior secured credit facility and used the proceeds to make a return of capital to PNAG Holding in the form of a dividend. The Company returned to PNAG Holding the remaining $16,200 of its equity investment on August 16, 2006 with a portion of the proceeds from the issuance of PNA’s Senior Notes.

The following unaudited pro forma information presents consolidated results of operations for the three months ended March 31, 2006 as if the acquisitions had occurred at the beginning of the period.

Three Months Ended March 31, 2006
Revenues	$378,776
Net income	$13,471

Note 3.	Inventories

Inventories consist of the following:

	Successor
	December 31, 2006	March 31, 2007
Raw materials	$391,613	$373,092
Finished goods	18,991	21,863

	$410,604	$394,955

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

Note 4.	Other Current Assets

Other current assets consist of the following:

	Successor
	December 31, 2006	March 31, 2007
Other receivables	$8,011	$3,678
Prepaid expenses and other	1,135	2,180
Deferred income taxes	7,706	7,380

	$16,852	$13,238

Note 5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	Successor
	Estimated Useful Life	December 31, 2006	March 31, 2007
Land		$5,437	$5,437
Buildings and improvements	25-40 years	26,586	27,157
Equipment	5-10 years	32,544	34,984
Construction in progress		814	3,322

		65,381	70,900
Less: accumulated depreciation		(3,839)	(5,372)

		$61,542	$65,528

Note 6.	Intangible Assets

Intangible assets consist of the following as of December 31, 2006:

Successor	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	15-20 years	$16,457	$(1,552)	$14,905
Non-competition agreements	2 years	5,882	(1,726)	4,156
Backlog	1-3 months	734	(734)	—
Proprietary software	3 years	352	(75)	277

		$23,425	$(4,087)	$19,338

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

Intangible assets consist of the following as of March 31, 2007:

	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Successor
Customer relationships	15-20 years	$16,457	$(2,185)	$14,272
Non-competition agreements	2 years	5,882	(2,451)	3,431
Backlog	1-3 months	734	(734)	—
Proprietary software	3 years	352	(108)	244

		$23,425	$(5,478)	$17,947

The Company had no amortizable intangible assets during the three months ended March 31, 2006. Amortization expense was $1,391 for the three months ended March 31, 2007.

Note 7.	Other Payables

Other payables consist of the following:

	Successor
	December 31, 2006	March 31, 2007
Current maturities of long-term debt	$853	$831
Accrued bonuses	13,103	5,599
Accrued interest	11,525	4,321
Deferred consideration payable	5,300	5,300
Accrued expenses and other	17,315	15,986

	$48,096	$32,037

Note 8.	Long-Term Debt

Long-term debt consists of the following:

	Successor
	December 31, 2006	March 31, 2007
Revolver loan	$164,341	$179,708
Senior notes	250,000	250,000
Real estate mortgages	49,875	49,669
Other long-term debt	—	179
Capitalized lease obligation	51	25

	464,267	479,581
Less: current maturities of long-term debt	(853)	(831)

	$463,414	$478,750

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

The Senior Notes contain restrictions on dividends payable by PNA to PNAG Holding that are, in general, limited to 50% of Consolidated Net Income plus amounts received from equity contributions received, although PNA can pay dividends, not in excess of $15,000 in the aggregate over the term of the Senior Notes, that are not subject to these restrictions. The restriction on payment of dividends by PNA to PNAG Holding results in a restriction on the retained earnings of PNAG Holding. At December 31, 2006, approximately $31,780 of PNAG Holding’s retained earnings was unrestricted.

Note 9.	Retirement Benefits and Compensation Plans

The Company has two noncontributory, defined benefit pension plans and a nonqualified, unfunded retirement plan (together, the “Plans”). Of the noncontributory, defined benefit pension plans, one covers substantially all Feralloy nonunion employees who have attained age 21 and the other covers all union employees at Feralloy’s Midwest, Southern and St. Louis divisions. Feralloy also has a nonqualified, unfunded retirement plan (the “Supplemental Executive Retirement Plan”, or “SERP”) to provide supplemental benefits to certain of its executive employees. To provide for the SERP, Feralloy purchased Company-owned life insurance contracts on the related employees.

Effective December 31, 2006, the Company adopted a change to freeze the benefits under the Company’s Non-Union Pension Plan, a defined benefit pension plan and instituted a new defined contribution plan effective January 1, 2007. On October 30, 2006, Feralloy’s Board of Directors authorized a change to freeze the benefits under its SERP.

Implementation of the changes to the SERP was effective March 1, 2007 to allow for appropriate notice to affected employees and provide time necessary for essential actuarial studies and analysis with respect to the design change and preparation of operative documents. As a result, in accordance with Statement of Financial Accounting Standard No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, the Company recognized a curtailment gain of $2,210 in the fourth quarter of fiscal year 2006 related to freezing benefits of its Non-Union Pension Plan and $700 during the three months ended March 31, 2007 related to freezing benefits of its SERP.

The components of net periodic pension (benefit) cost consist of the following:

	Three Months Ended March 31,
	2006 Predecessor	2007 Successor
Components of net periodic pension (benefit) cost and total pension expense
Service cost	$232	$—
Interest cost	331	301
Expected return on plan assets	(297)	(319)
Amortization of prior service cost	142	—
Gain (loss) component	—	—
Transition asset or obligation	—	—
Curtailments	—	(700)

Net periodic pension (benefit) cost	$408	$(718)

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

A Participation Agreement has been agreed to in principle among Platinum and executive management of PNA. It is expected that the plan will provide for the management team of PNA to receive up to 10% of any return of capital Platinum receives in excess of $35,000 upon the occurrence of a qualifying event defined as (1) a sale of substantially all of the assets or common stock of the Company, (2) the consummation of a public offering of stock, or (3) the payment of certain dividends to Platinum. The participants would vest 25% each year over three years plus 25% at inception of the plan. Any vested amounts paid under the plan will be treated as compensation at the PNA level. The plan remains subject to definitive documentation.

Note 10.	Related Parties

Receivables from affiliates represent an amount due from our Mexican joint-venture, Acero Prime S. de R.L. de C.V. Payables to affiliates represent amounts due to two domestic joint ventures who are parties to the group cash management system and who have positive cash balances with the Company. Dividends paid to minority interest holders totaled $343 and $343 for the three months ending March 31, 2007 and 2006, respectively.

PNA paid no dividends to Preussag during the three months ended March 31, 2006. Dividends paid to PNAG Holding and PNA Intermediate during the three months ended March 31, 2007 totaled $1,832.

The Company paid Platinum $1,250 during the three month period ending March 31, 2007 related to its annual monitoring fee pursuant to a corporate advisory services agreement.

Note 11.	Commitments and Contingencies

The Company is involved in several legal proceedings, claims and litigations arising in the ordinary course of business. Management presently believes that the outcome of each such pending proceeding, claim or litigation will not have a material adverse effect on the consolidated financial position of the Company or on the consolidated results of operations. Should any losses be sustained in connection with any proceeding or claim in excess of provisions, the amount will be charged to income in the future.

The Company had purchase commitments of approximately $275,094 for inventory at March 31, 2007. These commitments were made to assure the Company a normal supply of stock and, in management's opinion, will be sold to obtain normal profit margins.

The consolidated group leases real estate, office space, data processing equipment automobiles and trucks. Several of the leases require the lessee to pay taxes, maintenance and other operating expenses.

Note 12.	Business Segment Information

The Company has two reportable segments based along product lines—the long products and plate segment and the flat rolled segment. The long products and plate segment distributes numerous products including structural beams, tubing, plates, sheets and pipes and provides some value-added steel processing capabilities that includes saw-cutting and T-splitting. The flat rolled segment offers hot rolled, hot rolled pickled and oiled, cold rolled and galvanized and other coated coil and sheet products. Virtually all of the steel sold by the flat rolled segment receives value-added processing such as temper-passing, leveling or slitting. Through this segment, the Company also performs a substantial amount of tolling, in which it processes steel for a fee, but does not take title to the inventory.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

As discussed in Note 1, the Company conducts its steel services business through four operating subsidiaries: Infra-Metals, Delta, Feralloy and MSC. The operations of Feralloy comprise the flat rolled segment products while Infra-Metals, Delta and MSC are aggregated to constitute the long products and plate segment based on the entities’ product lines and their exhibiting similar economic characteristics, products, customers and delivery methods. The primary measures of performance used by management in evaluating the segments are net sales and operating income.

The results of the Travel Main Subsidiaries, which do not constitute a reportable segment, are combined with holding company revenue and expenses and consolidation eliminations and reclassifications and disclosed as corporate and other for purposes of reconciling segment reporting disclosures to the condensed consolidated financial statements.

The Company uses the same accounting policies to generate segment results as it does for its consolidated results. None of the operating business segments relies on any one major customer. All of the Company’s goodwill is included as part of the long products and plate segment total assets.

	Long Products and Plate	Flat Rolled	Corporate and Other	Total
Predecessor Company
Three Months Ended March 31, 2006
Net sales to external customers	$220,185	$118,709	$—	$338,894
Operating costs and expenses	203,690	113,980	653	318,323
Operating income (loss)	16,495	4,729	(653)	20,571
Capital spending	1,766	369	—	2,135
Total segment assets	359,039	184,567	16,787	560,393
Depreciation and amortization	1,017	1,359	—	2,376
Income from equity investments	—	564	—	564
Interest expense	1,026	646	(1,056)	616

Successor Company
Three Months Ended March 31, 2007
Net sales to external customers	$296,706	$110,616	$—	$407,322
Operating costs and expenses	271,833	106,371	2,653	380,857
Operating income (loss)	24,873	4,245	(2,653)	26,465
Capital spending	1,893	2,738	—	4,631
Total segment assets	508,596	172,598	51,846	733,040
Depreciation and amortization	2,135	690	146	2,971
Income from equity investments	—	453	—	453
Interest expense	7,723	3,213	(249)	10,687

Intersegment net sales were not significant. The Travel Main Subsidiaries charge rent to the operating subsidiaries of PNA. Rent charged by the Travel Main Subsidiaries to the long products and plate segment and the flat rolled segment totaled $1,176 and $393, respectively, during the three months ended March 31, 2007.

Note 13.	Common Stock

As discussed in Note 1, on May 9, 2006 Platinum Equity, LLC closed the purchase of PNA whereby Travel Merger, then a wholly owned subsidiary of PNAG Holding, merged with and into PNA with PNA being the surviving corporation. For each of the periods presented herein, PNA had 1,000 shares outstanding with no dilution. All shares outstanding are common shares and have equal voting, liquidation and preference rights.

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

Note 14.	Supplemental Guarantor Information

In August 2006, the Company issued 10 3/4% Senior Notes due 2016 (the “Senior Notes”) with an aggregate principal amount of $250,000 bearing interest at a rate per annum equal to 10.75%. The Senior Notes are unconditionally guaranteed on a senior subordinated basis by substantially all of the Company’s wholly owned subsidiaries (the “Subsidiary Guarantors”). Non-guarantor entities consist of those subsidiaries which hold interests in joint ventures, including joint ventures in which the Company owns a greater than 50% interest (and are therefore consolidated), those in which less than 50% is owned by the Company and entities consolidated in accordance with FIN 46(R) in which the Company is the primary beneficiary. The Company does not operations independent of the Subsidiary Guarantors and there are no restrictions on the ability of the Company to obtain funds from Subsidiary Guarantors. The guarantees of the Senior Notes rank equal with existing and future senior debt and senior to any secured debt of such Subsidiary Guarantor and subordinate to the Company’s senior secured credit facility.

Set forth below is additional information regarding (i) the results of operations and cash flows of PNA Group, Inc. and its guarantor and non-guarantor subsidiaries for the three months ended March 31, 2006 (Predecessor Company), (ii) the financial position of PNA Group, Inc. and its guarantor and non-guarantor subsidiaries as of December 31, 2006 (Successor Company) and (iii) the financial position, results of operations and cash flows of PNA Group, Inc. and its guarantor and non-guarantor subsidiaries as of and for the three months ended March 31, 2007 (Successor Company).

Predecessor Company

PNA Group, Inc.

Condensed Consolidating Statement of Income

For the Three Months Ended March 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Net revenue	$—	$336,134	$2,760	$—	$338,894
Cost and expenses:
Cost of materials sold	0	283,855	0	0	283,855
Processing, distribution and S,G & A	652	29,878	1,562		32,092
Depreciation and amortization	1	2,233	142		2,376

Total operating costs and expenses	653	315,966	1,704	0	318,323

Operating (loss) income	(653)	20,168	1,056	0	20,571
Interest (income) expense	(1,056)	1,683	(11)		616
Income from equity investments	(12,223)	(1,105)	(564)	13,328	(564)

Income before minority interest and income tax expense	12,626	19,590	1,631	(13,328)	20,519
Minority interest	0	0	526		526

Income before income tax expense	12,626	19,590	1,105	(13,328)	19,993
Income tax expense	0	7,367	0	0	7,367

Net income	$12,626	$12,223	$1,105	$(13,328)	$12,626

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Statement of Cash Flows

For the Three Months Ended March 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net income	$12,626	$12,223	$1,105	$(13,328)	$12,626
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization	1	2,233	142	—	2,376
Provision for bad debts	—	100	—	—	100
Deferred income taxes	—	(586)		—	(586)
Minority interests	—	—	526	—	526
Income from equity investments	(12,223)	(1,105)	(564)	13,328	(564)
(Increase) decrease in			—
Accounts receivable	—	(19,495)	(201)	—	(19,696)
Receivables from/payables to affiliates	(12,110)	12,585	(599)	—	(124)
Inventories	—	(33,477)	—	—	(33,477)
Other assets	1,348	4,760	(47)	—	6,061
Increase (decrease) in
Payables	(42)	17,359	29	—	17,346
Accruals	(8,890)	8,961	(12)	—	59

Net cash (used in) provided by operating activities	(19,290)	3,558	379	—	(15,353)

Cash flows from investing activities
Purchases of property, plant and equipment	—	(2,091)	(44)	—	(2,135)

Net cash used in investing activities	—	(2,091)	(44)	—	(2,135)

Cash flows from financing activities
Net proceeds (repayment) on revolving credit facility	26,336	—	—	—	26,336
Dividend paid to minority interest holders	—	—	(343)	—	(343)
Deferred financing costs	143	—	—	—	143

Net cash provided by (used in) financing activities	26,479	—	(343)	—	26,136

Net increase (decrease) in cash and cash equivalents	7,189	1,467	(8)	—	8,648
Cash and cash equivalents at beginning of period	—	2,192	18	—	2,210

Cash and cash equivalents at end of period	$7,189	$3,659	$10	$—	$10,858

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

Successor Company

PNA Group, Inc.

Condensed Consolidating Balance Sheet

As of December 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$2,743	$458	$—	$3,201
Restricted cash	—	—	1,063	—	1,063
Accounts receivable less allowance for doubtful accounts	—	188,210	701	—	188,911
Inventories, net	—	410,604	—	—	410,604
Intercompany receivables—current	246,461	760	13,282	(260,503)	—
Other current assets	1,334	12,745	6,679	—	20,758

Total current assets	247,795	615,062	22,183	(260,503)	624,537
Property, plant and equipment, net	24	31,419	30,099	—	61,542
Goodwill	—	9,886	—		9,886
Intangible assets, net	—	19,338	—	—	19,338
Deferred financing costs, net	9,897	—	1,140	—	11,037
Intercompany receivables—noncurrent	250,000	—	—	(250,000)	—
Equity investments	—	8,926	7,643	(8,926)	7,643
Other noncurrent assets	—	1,810	961	—	2,771

Total assets	$507,716	$686,441	$62,026	$(519,429)	$736,754

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$—	$141,353	$241	$—	$141,594
Intercompany payables—current	—	260,180	323	(260,503)	—
Other current liabilities	28,047	28,447	677	—	57,171

Total current liabilities	28,047	429,980	1,241	(260,503)	198,765
Long term debt, net of current maturities	413,539	—	49,875	—	463,414
Intercompany payables—noncurrent	—	250,000	—	(250,000)	—
Minority interest			1547		1,547
Other noncurrent liabilities	—	6,461	437	—	6,898

Total liabilities	441,586	686,441	53,100	(510,503)	670,624
Total stockholder’s equity	66,130	0	8,926	(8,926)	66,130

Total liabilities and stockholder’s equity	$507,716	$686,441	$62,026	$(519,429)	$736,754

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Balance Sheet

As of March 31, 2007

	Parent	Guarantor Subsidiaries	Non-Guarantor Entities	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$1,926	$992	$—	$2,918
Restricted cash	—	—	1,976	—	1,976
Accounts receivable less allowance for doubtful accounts	2	200,621	1,024	—	201,647
Inventories, net	—	394,955	—	—	394,955
Intercompany receivables—current	250,672	—	13,044	(263,716)	—
Other current assets	2,994	7,686	6,730	—	17,410

Total current assets	253,668	605,188	23,766	(263,716)	618,906
Property, plant and equipment, net	23	35,635	29,870	—	65,528
Goodwill	—	9,886	—	—	9,886
Intangible assets, net	—	17,947	—	—	17,947
Deferred financing costs, net	9,996	—	1,106	—	11,102
Intercompany receivables—noncurrent	250,000	—	—	(250,000)	—
Equity investments	—	9,280	7,781	(9,280)	7,781
Investment in subsidiaries
Other noncurrent assets	—	1,890	—	—	1,890

Total assets	$513,687	$679,826	$62,523	$(522,996)	$733,040

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$276	$135,608	$213	$—	$136,097
Intercompany payables—current	—	262,961	755	(263,716)	—
Other current liabilities	8,200	27,855	889	—	36,944

Total current liabilities	8,476	426,424	1,857	(263,716)	173,041
Long term debt, net of current maturities	429,081	—	49,669	—	478,750
Intercompany payables—noncurrent	—	250,000	—	(250,000)	—
Minority interest	—	—	1,717	—	1,717
Other noncurrent liabilities	2,034	3,402	—	—	5,436

Total liabilities	439,591	679,826	53,243	(513,716)	658,944

Total stockholder’s equity	74,096	—	9,280	(9,280)	74,096

Total liabilities and stockholder’s equity	$513,687	$679,826	$62,523	$(522,996)	$733,040

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Statement of Income

For the Three Months Ended March 31, 2007

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Net revenue	$—	$405,368	$4,296	$(2,342)	$407,322
Cost and expenses:
Cost of materials sold	—	336,306	3	(773)	335,536
Processing, distribution and S,G & A	2,482	39,852	1,585	(1,569)	42,350
Depreciation and amortization	2	2,735	234	—	2,971

Total operating costs and expenses	2,484	378,893	1,822	(2,342)	380,857

Operating income	(2,484)	26,475	2,474	—	26,465
Interest expense	(1,057)	10,950	794	—	10,687
Income from equity investments	(10,392)	(1,027)	(453)	11,419	(453)

Income before minority interest and income tax expense	8,965	16,552	2,133	(11,419)	16,231
Minority interest	—	—	513	358	871

Income before income tax expense	8,965	16,552	1,620	(11,777)	15,360
Income tax expense	(475)	6,161	234	—	5,920

Net income	$9,440	$10,391	$1,386	(11,777)	$9,440

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

PNA Group, Inc.

Condensed Consolidating Statement of Cash Flows

For the Three Months Ended March 31, 2007

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net income	$9,440	$10,391	$1,386	$(11,777)	$9,440
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization	2	2,735	234	—	2,971
Provision for bad debts	—	230	—	—	230
Deferred income taxes	—	(103)	—	—	(103)
Minority interests	—	—	513	358	871
Income from equity investments	(10,392)	(1,027)	(453)	11,419	(453)
Dividends received from equity investments	—	—	315	—	315
(Increase) decrease in
Accounts receivable	(2)	(12,641)	(323)	—	(12,966)
Receivables from/payables to affiliates	8,747	(9,826)	629	—	(450)
Inventories	—	15,649	—	—	15,649
Other assets	(1,660)	5,888	(52)	—	4,176
Increase (decrease) in
Payables	275	(5,744)	(28)	—	(5,497)
Accruals	(19,846)	(2,362)	212	—	(21,996)

Net cash (used in) provided by operating activities	(13,436)	3,190	2,433	—	(7,813)

Cash flows from investing activities
Increase in restricted cash	—	—	(913)	—	(913)
Purchases of property, plant and equipment	—	(4,626)	(5)	—	(4,631)

Net cash used in investing activities	—	(4,626)	(918)	—	(5,544)

Cash flows from financing activities
Net proceeds (repayment) on revolving credit facility	15,367	—	—	—	15,367
Other long-term debt	—	(53)	—	—	(53)
Dividend paid to minority interest holders	—	—	(343)	—	(343)
Deferred financing costs	(99)	—	34	—	(65)
Dividends received from subsidiaries	—	672	—	(672)	—
Dividends paid to parent	—	—	(672)	672	—
Dividends paid to stockholder	(1,832)	—	—	—	(1,832)

Net cash provided by (used in) financing activities	13,436	619	(981)	—	13,074

Net increase (decrease) in cash and cash equivalents	—	(817)	534	—	(283)
Cash and cash equivalents at beginning of period	—	2,743	458	—	3,201

Cash and cash equivalents at end of period	$—	$1,926	$992	$—	$2,918

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

Note 15.	Recent Accounting Pronouncements

In June 2006, Emerging Issues Task Force Issue No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), or EITF 06-3, was issued. EITF 06-3 requires disclosure of the presentation of taxes on either a gross (included in net sales and costs) or a net (excluded from revenue) basis as an accounting policy decision. The provisions of this standard are effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 did not materially impact the Company’s consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements, or SFAS 157, which establishes a framework for measuring fair value and expands disclosure about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not require any new fair value measurements. The application of this Statement relates to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. The definition of fair value retains the exchange price notion and clarifies that the exchange price is the price in an orderly transaction between market participants. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability. SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. Adoption is required as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted. The provisions of this Statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied. The Company is in the process of evaluating what, if any, effect the adoption of SFAS 157 may have on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 permits companies to measure financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that select different measurement attributes for similar types of assets and liabilities. The Company is in the process of evaluating what, if any, effect adoption of SFAS 159 may have on its financial statements when SFAS 159 is adopted effective January 1, 2008.

Note 16.	Subsequent Events

On April 30, 2007, PNAG Holding, our indirect parent, filed an initial registration statement on Form S-1 with the Securities and Exchange Commission relating to a proposed initial public offering of its common stock. Simultaneous with the consummation of the offering, the stock of Travel Main held by PNAG Holding will be transferred by way of dividend to a newly created parent LLC of PNAG Holding, which will be wholly owned by Platinum. The transfer will occur because ownership of real estate assets is not a core business of PNA and PNAG Holding’s stockholders wish to separate the real estate assets from the operations of PNA. While the transaction is not expected to result in pre-tax book gain or loss, PNA expects the transfer to result in a gain for tax return purposes resulting in a tax liability payable in cash by the Company of approximately $8,400 which will be recorded as income tax expense at the PNA level. In addition, in accordance with FIN 46(R), the Company anticipates it will hold an implicit variable interest in Travel Main’s subsidiaries and will be the

PNA GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

(dollars in thousands)

primary beneficiary of these variable interest entities. Accordingly, the combined financial statements of Travel Main’s subsidiaries will be consolidated into the Company’s consolidated financial statements.

The $250,000 Senior Notes issued August 15, 2006 include a registration rights agreement requiring that an initial registration statement be filed with the SEC within 270 days of issuance of the Senior Notes with the registration becoming effective within 390 days of issuance. We filed the initial registration statement on Form S-4 with the SEC on May 14, 2007.

As discussed in Note 9, Retirement Benefits and Compensation Plans, Platinum and PNA senior management have been operating under a Participation Agreement agreed to in principle. The Participation Agreement was formally adopted effective May 17, 2007.

Subsequent to June 30, 2007, the Company determined that the quality of certain material it received primarily during the second quarter of fiscal year 2007 from steel traders dealing with certain foreign suppliers is inconsistent with the mill’s certification of the steel specifications that accompanied such material. The Company is currently in a dispute with such steel traders regarding the quality of specific orders of steel purchased from these suppliers. Management believes there may be limited ability to ultimately recover from the foreign suppliers to the extent that any valid claims are made against the Company for which the Company does not carry, or does not carry sufficient, insurance coverage. As the Company, consistent with industry practice, does not generally perform independent testing of the steel it receives from mills with mill certifications, we are currently evaluating the extent to which we may have received similarly non-conforming steel from foreign suppliers through various steel traders in prior periods. Management is not able at this time to determine what, if any, effect these events may have on the Company’s consolidated financial position or consolidated results of operations in the future.

Schedule II—Valuation and Qualifying Accounts

PNA Group, Inc.

(amounts in thousands)	Balance at beginning of period	Additions Charged to costs and expenses	Deductions Charge offs net of recoveries	Balance at end of period
Predecessor Company
Year ended December 31, 2004
Allowance for doubtful accounts	$2,987	$5,060	$(624)	$7,423
Year ended December 31, 2005
Allowance for doubtful accounts	$7,423	$—	$(2,196)	$5,227
Period from January 1 to May 9, 2006
Allowance for doubtful accounts	$5,227	$462	$(303)	$5,386

Successor Company
Period from May 10, to December 31, 2006
Allowance for doubtful accounts	$5,386	$667	$(623)	$5,430

S-II-1

Schedule of Guarantors

Smith Pipe & Steel Company

Infra-Metals Co.

Feralloy Corporation

Delnor Corporation

Delta Steel, L.P.

Delta GP, L.L.C.

Delta LP, L.L.C.

Metals Supply Company, Ltd.

MSC Management, Inc.

PNA GROUP, INC.

Offer to Exchange

10 3/4% Senior Notes due 2016 of PNA Group, Inc.

for

Outstanding 10 3/ 4% Senior Notes due 2016 of PNA Group, Inc.

PROSPECTUS

August   , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

PNA Group, Inc. is a registrant organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the person indemnified is not wholly successful in such action, suit or proceeding, but is successful, on the merits or otherwise, in one or more but less than all claims, issues or matters in such proceeding, he or she may be indemnified against expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter. In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or manner therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Pursuant to authority conferred by Delaware law, PNA Group, Inc.’s certificate of incorporation contains provisions providing that no director shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends, stock purchases or redemptions; or

•	for any transaction from which a director or officer derives an improper personal benefit.

This provision is intended to eliminate the risk that a director might incur personal liability to the Company or its stockholders for breach of the duty of care.

PNA Group, Inc.’s certificate of incorporation and bylaws contain provisions requiring PNA Group, Inc. to indemnify and advance expenses to its directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for its officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant, and in certain cases only if the director or officer is not adjudged to be liable to the company.

PNA Group, Inc. maintains insurance on behalf of any person who is or was a director or officer, against any liability asserted against him in any such capacity, or arising out of his status as such. In addition, certain employment agreements to which PNA Group, Inc. is a party provide for the indemnification of its employees who are party thereto.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of February 14, 2006, among Preussag North America, Inc., PNA Group, Inc., Travel Holding Corporation and Travel Merger Corporation (filed as Exhibit 2.1 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

2.2	Purchase Agreement, dated as of May 31, 2006, among PNA Group, Inc., the sellers named therein and Lockwood Acquisition, LLC (filed as Exhibit 2.2 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

3.1†	Certificate of Incorporation of PNA Group, Inc., dated as of April 11, 2003

3.2†	Amended and Restated Bylaws of PNA Group, Inc., dated as of June 20, 2006

5.1	Opinion of Willkie Farr & Gallagher LLP

10.1	Employment Agreement, dated as of March 5, 2004, by and between Preussag North America, Inc. and Christopher J. Moreton, as amended on September 12, 2006 (filed as Exhibit 10.1 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.2	Employment Letter, dated March 23, 2005, by and between Infra-Metals Co. and Mark Haight (filed as Exhibit 10.2 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.3	Employment Letter, dated March 23, 2005, by and between Infra-Metals Co. and John E. Lusdyk (filed as Exhibit 10.3 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.4	Employment Letter, dated March 23, 2005, by and between Infra-Metals Co. and Donald Prebola (filed as Exhibit 10.4 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.5	Amended and Restated Credit and Security Agreement, dated as of May 9, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.5 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.6	First Consent Letter and First Amendment to Amended and Restated Credit and Security Agreement, dated as of May 31, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.7 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.7	Joinder Agreement and Supplement to Amended and Restated Credit and Security Agreement, dated as of May 31, 2006, among PNA Group, Inc., Lockwood Acquisition, LLC, Clinton & Lockwood, Ltd., Metals Supply Company, Ltd., MSC Management, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.8 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.8	Employment Agreement, dated as of May 31, 2006, by and between Andrew L. Diamond and Metals Supply Company, Ltd. (filed as Exhibit 10.9 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

Exhibit No.	Description
10.9	Second Consent Letter and Second Amendment to Amended and Restated Credit and Security Agreement, dated as of June 23, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.10 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.10	Third Amendment to Amended and Restated Credit and Security Agreement, dated as of July 13, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.11 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.11	Third Consent Letter and Fourth Amendment to Amended and Restated Credit and Security Agreement, dated as of August 10, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.12 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.12	Joinder Agreement and Supplement to Amended and Restated Credit and Security Agreement, dated as of August 10, 2006, among PNA Group, Inc., Delnor Property, LLC, Delta Steel Property, LLC, Feralloy Property, LLC, Infra-Metals Property, LLC, Infra-Metals Property II, LLC, Metals Supply Property, LLC, Smith Pipe & Steel Property, LLC, the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.13 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.13	Registration Rights Agreement, dated as of August 15, 2006 among PNA Group, Inc. and the Institutional and Management Investors named therein (filed as Exhibit 10.14 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.14	Indenture, dated as of August 15, 2006, among PNA Group, Inc., the guarantors named therein and The Bank of New York, as trustee, relating to PNA Group, Inc.’s 10 3/4% Senior Notes due 2016 (filed as Exhibit 10.15 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.15	Form of 10 3/4% Senior Note (filed as Exhibit 10.16 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.16	Form of PNA Non-Qualified Deferred Compensation Plan (filed as Exhibit 10.17 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated July 6, 2007)

10.17	Employment Agreement, dated September 15, 2006, by and between PNA Group, Inc. and Michael L. Smit (filed as Exhibit 10.18 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.18	Fifth Amendment to Amended and Restated Credit and Security Agreement, dated as of November 13, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.19 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.19	Employment Agreement, dated as of December 30, 2006, by and between PNA Group, Inc. and Maurice S. Nelson, Jr. (filed as Exhibit 10.20 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.20	Employment Agreement, dated January 1, 2007, by and between Delta Steel, L.P. and Robert A. Embry (filed as Exhibit 10.21 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.21	Employment Agreement, dated January 1, 2007, by and between Feralloy Corporation and Frank M. Walker (filed as Exhibit 10.22 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

Exhibit No.	Description

10.22	Fourth Consent Letter and Sixth Amendment to Amended and Restated Credit and Security Agreement, dated as of January 29, 2007, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.23 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.23	Fifth Consent Letter and Seventh Amendment to Amended and Restated Credit and Security Agreement, dated as of March 23, 2007, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.27 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.24	PNA Group Holding Corporation 2007 Participation Plan (filed as Exhibit 10.28 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

12.1†	Statement of Computation of Ratio of Earnings to Fixed Charges

21.1†	List of Subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Willkie Farr & Gallagher LLP (included in opinion referred to in 5.1 above)

24.1†	Power of Attorney

25†	Form T-1 Statement of Eligibility of the Trustee under the 10 3/4% Senior Notes Due 2016 Indenture

99.1†	Form of Letter of Transmittal

99.2†	Form of Notice of Guaranteed Delivery

99.3†	Form of Letter to Clients

99.4†	Form of Letter to Nominees

†	Previously filed.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 and 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on this 8th day of August, 2007.

PNA GROUP, INC.

By:	/S/ MAURICE S. NELSON, JR.

Name:	Maurice S. Nelson, Jr.
Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Maurice S. Nelson, Jr.	Chief Executive Officer and President	August 8, 2007

/S/ CHRISTOPHER J. MORETON Christopher J. Moreton	Chief Financial Officer	August 8, 2007

/S/ WILLIAM S. JOHNSON William S. Johnson	Principal Accounting Officer	August 8, 2007

* Tom Gores	Director	August 8, 2007

* Eva M. Kalawski	Director	August 8, 2007

* Robert J. Wentworth	Director	August 8, 2007

* Jacob Kotzubei	Director	August 8, 2007

Christopher J. Moreton, by signing his name below, signs this document on behalf of each of the above named persons specified by an asterisk (*), pursuant to a power of attorney duly executed by such persons and filed with the Securities and Exchange Commission in the Registrant’s Registration Statement on May 14, 2007.

*By:	/S/ CHRISTOPHER J. MORETON
Christopher J. Moreton Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of February 14, 2006, among Preussag North America, Inc., PNA Group, Inc., Travel Holding Corporation and Travel Merger Corporation (filed as Exhibit 2.1 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

2.2	Purchase Agreement, dated as of May 31, 2006, among PNA Group, Inc., the sellers named therein and Lockwood Acquisition, LLC (filed as Exhibit 2.2 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

3.1†	Certificate of Incorporation of PNA Group, Inc., dated as of April 11, 2003

3.2†	Amended and Restated Bylaws of PNA Group, Inc., dated as of June 20, 2006

5.1	Opinion of Willkie Farr & Gallagher LLP

10.1	Employment Agreement, dated as of March 5, 2004, by and between Preussag North America, Inc. and Christopher J. Moreton, as amended on September 12, 2006 (filed as Exhibit 10.1 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.2	Employment Letter, dated March 23, 2005, by and between Infra-Metals Co. and Mark Haight (filed as Exhibit 10.2 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.3	Employment Letter, dated March 23, 2005, by and between Infra-Metals Co. and John E. Lusdyk (filed as Exhibit 10.3 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.4	Employment Letter, dated March 23, 2005, by and between Infra-Metals Co. and Donald Prebola (filed as Exhibit 10.4 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.5	Amended and Restated Credit and Security Agreement, dated as of May 9, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.5 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.6	First Consent Letter and First Amendment to Amended and Restated Credit and Security Agreement, dated as of May 31, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.7 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.7	Joinder Agreement and Supplement to Amended and Restated Credit and Security Agreement, dated as of May 31, 2006, among PNA Group, Inc., Lockwood Acquisition, LLC, Clinton & Lockwood, Ltd., Metals Supply Company, Ltd., MSC Management, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.8 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.8	Employment Agreement, dated as of May 31, 2006, by and between Andrew L. Diamond and Metals Supply Company, Ltd. (filed as Exhibit 10.9 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.9	Second Consent Letter and Second Amendment to Amended and Restated Credit and Security Agreement, dated as of June 23, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.10 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.10	Third Amendment to Amended and Restated Credit and Security Agreement, dated as of July 13, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.11 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

Exhibit No.	Description
10.11	Third Consent Letter and Fourth Amendment to Amended and Restated Credit and Security Agreement, dated as of August 10, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.12 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.12	Joinder Agreement and Supplement to Amended and Restated Credit and Security Agreement, dated as of August 10, 2006, among PNA Group, Inc., Delnor Property, LLC, Delta Steel Property, LLC, Feralloy Property, LLC, Infra-Metals Property, LLC, Infra-Metals Property II, LLC, Metals Supply Property, LLC, Smith Pipe & Steel Property, LLC, the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.13 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.13	Registration Rights Agreement, dated as of August 15, 2006 among PNA Group, Inc. and the Institutional and Management Investors named therein (filed as Exhibit 10.14 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.14	Indenture, dated as of August 15, 2006, among PNA Group, Inc., the guarantors named therein and The Bank of New York, as trustee, relating to PNA Group, Inc.’s 10 3/4% Senior Notes due 2016 (filed as Exhibit 10.15 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.15	Form of 10 3/4% Senior Note (filed as Exhibit 10.16 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.16	Form of PNA Non-Qualified Deferred Compensation Plan (filed as Exhibit 10.17 to PNA Group Holdings Corporation’s Registration Statement on Form S-1 dated July 6, 2007)

10.17	Employment Agreement, dated September 15, 2006, by and between PNA Group, Inc. and Michael L. Smit (filed as Exhibit 10.18 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.18	Fifth Amendment to Amended and Restated Credit and Security Agreement, dated as of November 13, 2006, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.19 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.19	Employment Agreement, dated as of December 30, 2006, by and between PNA Group, Inc. and Maurice S. Nelson, Jr. (filed as Exhibit 10.20 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.20	Employment Agreement, dated January 1, 2007, by and between Delta Steel, L.P. and Robert A. Embry (filed as Exhibit 10.21 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.21	Employment Agreement, dated January 1, 2007, by and between Feralloy Corporation and Frank M. Walker (filed as Exhibit 10.22 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.22	Fourth Consent Letter and Sixth Amendment to Amended and Restated Credit and Security Agreement, dated as of January 29, 2007, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.23 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

10.23	Fifth Consent Letter and Seventh Amendment to Amended and Restated Credit and Security Agreement, dated as of March 23, 2007, among PNA Group, Inc., the borrowers named therein, Bank of America, N.A. and the other financial institutions named therein (filed as Exhibit 10.27 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

Exhibit No.	Description
10.24	PNA Group Holding Corporation 2007 Participation Plan (filed as Exhibit 10.28 to PNA Group Holding Corporation’s Registration Statement on Form S-1 dated June 13, 2007)

12.1†	Statement of Computation of Ratio of Earnings to Fixed Charges

21.1†	List of Subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Willkie Farr & Gallagher LLP (included in opinion referred to in 5.1 above)

24.1†	Power of Attorney

25†	Form T-1 Statement of Eligibility of the Trustee under the 10 3/4% Senior Notes Due 2016 Indenture

99.1†	Form of Letter of Transmittal

99.2†	Form of Notice of Guaranteed Delivery

99.3†	Form of Letter to Clients

99.4†	Form of Letter to Nominees

†	Previously filed.